5/12


03050633

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangdong Investment Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3772 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 5/21/03



Annual Report 2002 年報



Guangdong Investment Limited
(粵海投資有限公司)

2002 年報
Annual Report

目錄

公司資料

2003年4月11日

董事會

武捷思(名譽董事長)
李文岳(主席)
張輝(董事總經理)
* 陳祖澤 金紫荊星章,太平紳士
* 李國寶博士 金紫荊星章、太平紳士
* 鄭慕智 太平紳士
* 馮華健 資深大律師
叶旭全
李偉強
張亞平
翟治明
王萬鈞
古樹南
王小峰
禹來

* 獨立非執行董事

公司秘書

何林麗屏

主要往來銀行

中國銀行(香港)有限公司
德國裕寶銀行
法國巴黎銀行
中信實業銀行廣州分行
花旗銀行
廣東發展銀行
恒生銀行有限公司
中國工商銀行(亞洲)有限公司
中國工商銀行
香港上海匯豐銀行有限公司
瑞穗實業銀行
法國興業銀行
渣打銀行

核數師

安永會計師事務所

註冊辦事處#

香港干諾道中148號
粵海投資大廈27至29樓
電話:(852) 2860 4368
圖文傳真:(852) 2528 4386
國際網址:http://www.gdi.com.hk

普通股過戶及登記處

登捷時有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下

優先股過戶及登記處#

粵海投資有限公司
香港干諾道中148號
粵海投資大廈27至29樓

本公司的註冊辦事處及優先股過戶及登記處的地址將於2003年4月15日遷往下列地址:

香港干諾道中148號
粵海投資大廈28及29樓

本集團主要業務之架構簡表

2003年4月11日



粵海投資有限公司


供水
發電
收費道路及橋樑
物業投資和發展
酒店經營及管理
零售

本集團主要業務之架構簡表(續)


供水
82.49%
粵港供水(控股)有限公司
99%
廣東粵港供水有限公司
發電
51%
*廣東電力(國際)有限公司
90%
韶關發電D廠有限公司
25%
廣東省韶關粵江發電有限責任公司
*中山火力發電廠
49%
*粵電投資有限公司
25%
廣東粵嘉電力有限公司
(梅縣發電廠B廠)
收費道路及橋樑
51%
*廣東交通投資(英屬維爾京群島)有限公司
(兩路兩橋)#
70%
英德海英公路有限公司
(英坑公路)
24.5%
清遠新粵通有限公司
(兩座北江大橋)
物業投資和發展
62.77%
天河城廣場
100%
*Bateson Developments Limited
(粵海投資大廈)
60%
*Guangdong Parking Limited
(和富中心停車場)
100%
粵海地產發展有限公司
(粵海集團大廈)
100%
蘇州粵海房地產開發有限公司
(蘇州粵海廣場若干停車場及商舖)
酒店經營及管理
100%
粵海(國際)酒店管理有限公司
100%
照成投資有限公司
(香港華美酒店)
100%
珠海粵海酒店
100%
粵海酒店有限公司
(香港粵海酒店)
99%
深圳粵海酒店企業有限公司
(深圳粵海酒店)
零售
62.77%
廣東天貿集團
(零售業務)

備註:

(i) 倘無顯示應佔權益，本集團之權益乃以合作企業形式或根據投資協議持有。

(ii) 本集團項目以斜體文字表示，並不構成各公司或合作企業之名稱。

(iii) * 此等公司並無中文註冊名稱，其中文名稱乃註冊英文名稱的中文翻譯。

(iv) # 「兩路兩橋」項目包括於清連公路、廣汕公路(惠州段)、汕頭海灣大橋及虎門大橋項目之權益。

財務摘要

本集團本年度業績(截至12月31日止年度)

	2002年 千港元	2001年 千港元	2000年 千港元
營業額	**6,737,025**	7,271,518	4,947,984
經營業務溢利/(虧損)	**1,850,733**	2,159,168	(596,224)
準備淨額	**331,728**	161,099	1,242,207
經營業務溢利/(虧損)(財務費用及準備前)	**2,182,461**	2,320,267	645,983
財務費用			
— 利息與其他財務支出	**1,244,999**	1,566,474	572,367
— 因粵港供水控股集團*再融資而發生的一次性財務費用(「一次性財務費用」)	**249,120**	—	—

* 粵港供水(控股)有限公司及其附屬公司。

除稅前溢利/(虧損)	**530,142**	660,346	(1,144,896)
除稅前溢利/(虧損)— 不包括一次性財務費用	**779,262**	不適用	不適用
股東應佔經常性業務溢利/(虧損)	**281,108**	285,542	(1,356,302)
股東應佔經常性業務溢利/(虧損)— 不包括一次性財務費用	**530,228**	不適用	不適用
股東權益	**9,415,383**	9,117,497	8,517,133
股東權益 — 不包括一次性財務費用	**9,664,503**	不適用	不適用
總資產	**32,246,166**	33,378,532	35,916,779
淨財務借貸[6]	**16,537,125**	17,785,665	19,128,260

財務摘要(續)

股本資料(於12月31日)

	2002年	2001年	2000年
已發行普通股(股數)(每股面值0.5港元)	**5,162百萬**	5,133百萬	4,868百萬
市值(港元)	**5,007百萬**	3,952百萬	4,381百萬
每股收市價	**0.97港元**	0.77港元	0.90港元
每股基本盈利/(虧損)	**3.91港仙**	4.32港仙	(54.44港仙)
每股基本盈利/(虧損) — 不包括一次性財務費用	**8.63港仙**	不適用	不適用
每股攤薄盈利/(虧損)	**3.83港仙**	4.24港仙	不適用
每股攤薄盈利/(虧損) — 不包括一次性財務費用	**8.45港仙**	不適用	不適用
每股資產淨值	**1.82港元**	1.78港元	1.75港元

財務比率(於12月31日)

	2002年 經調整	2002年	2001年
平均股東權益回報率[1]	**5.65%(i)**	3.03%	3.24%
平均資產稅後利潤回報率[2]	**2.02%(i)**	1.27%	1.53%
利息覆蓋倍數[3]	**1.59倍(i)**	1.33倍	1.41倍
資本負債率[4]	**不適用**	2.02倍(ii)	2.22倍
流動比率[5]	**不適用**	1.15倍(iii)	1.39倍

註:

(i) 不包括一次性財務費用。

(ii) 資本負債率較去年有輕微改善。然而,當於2003年3月完成資產出售及在2003年5月悉數償還本公司之「重組銀行債務」後,本集團之資本負債率預期會進一步改善。

(iii) 由於粵港供水控股集團在2001年提早償還之部份債務(「供水公司債務」)已在資產負債表上撇銷了供水公司債務之短期部份,因此本集團於2001年12月31日之「短期負債」結餘得以減少。

供水公司債務之再融資已於2002年12月20日完成,在資產負債表上產生了新供水公司債務之短期部份5.41億港元,因此本集團於2002年12月31日之「短期負債」結餘錄得同等金額之增加。由於新供水公司債務之重新分類,故此本集團之流動資金狀況較去年為差。

預期供水業務在2003年增加之現金貢獻,將可提早償還新供水公司債務在資產負債表上之短期部份,令本集團在2003年之流動資金狀況改善。

1 $\frac{\text{股東應佔溢利}}{\text{(期初股東權益+期末股東權益)/2}}$

2 $\frac{\text{稅後利潤}}{\text{(期初總資產+期末總資產)/2}}$

3 $\frac{\text{稅前利潤+利息費用總額}}{\text{利息費用總額(包括已資本化之利息)}}$

4 $\frac{\text{財務負債}}{\text{淨資產}}$

5 $\frac{\text{流動資產}}{\text{流動負債}}$

6 財務借貸減現金及現金等值

財務摘要(續)

財務借貸分析(於12月31日)

	2002年 千港元	2001年 千港元	2000年 千港元
貸款到期日資料			
1年內	**1,016,173**	540,812	1,149,179
第2年	**677,237**	1,342,426	1,196,938
第3至第5年(首尾兩年包括在內)	**4,135,631**	4,389,968	5,963,414
5年以上	**12,496,506**	13,117,206	12,910,400
	18,325,547	19,390,412	21,219,931
貨幣	**%**	%	%
港元	**81.8**	61.2	58.5
美元	**10.5**	33.8*	38.9*
歐羅	**0.1**	0.1*	1.0*
人民幣	**7.6**	4.9	1.6
利率	**%**	%	%
浮息	**92.8****	29.6	34.0
定息	**7.2**	70.4	66.0

* 其中31億港元之借貸已用貨幣掉期協議進行對沖。

** 有35億港元之借貸已用定息利率掉期協議進行對沖。

融資來源#(於2002年12月31日)

	已承諾及可用額 %	**已提用額** %
定息票據	6.2	7.2
銀行及其他借貸	89.0	87.3
浮息票據及債券	4.8	5.5
	100.0	100.0

來自發行125,000,000美元3¼%可贖回累計可換股優先股的融資未計入在內,於2002年12月31日的餘額為85,949,000美元並未計入在內。

財務摘要(續)


本集團
財務借貸
千港元
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
1999
2000
2001
2002
年份

等值港元(千元)

	1999	2000	2001	**2002**
港元	824,574	12,414,141	11,868,269	**14,994,473**
美元	6,187,681	8,251,581	6,550,313	**1,923,497**
歐羅	234,430	213,962	21,151	**16,071**
人民幣	619,208	340,247	950,680	**1,391,506**
其他	8,174	0	0	**0**
	7,874,067	21,219,931	19,390,413	**18,325,547**


本集團
財務借貸
(不包括粵港供水)
千港元
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
1999
2000
2001
2002
年份

等值港元(千元)

	1999	2000	2001	**2002**
港元	824,574	733,861	545,429	**936,648**
美元	6,187,681	5,131,861	3,430,313	**1,923,497**
歐羅	234,430	213,962	21,151	**16,071**
人民幣	619,208	340,247	187,498	**16,481**
其他	8,174	0	0	**0**
	7,874,067	6,419,931	4,184,391	**2,892,697**

財務摘要(續)

2000年(計劃開始)至2002年之重組銀行債務


粵海投資有限公司
未償還重組銀行債務
千港元
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2000
2001
2002
年份
千港元
4,523
3,214
2,038


獨立還債有限公司
未償還重組銀行債務
(由粵海投資有限公司擔保)
千港元
2,500
2,000
1,500
1,000
500
0
2000
2001
2002
年份
千港元
2,266
578
206

財務摘要(續)

本集團業務之分析

截至2002年12月31日止年度，本集團按業務及地區劃分之營業額、未計利息、稅項、折舊及攤銷前盈利(「EBITDA」)分析如下：

截至2002年12月31日止年度

	營業額		財務費用後之經營業務溢利／(虧損)	EBITDA
	千港元	%	千港元	千港元
按業務劃分：				
供水	2,831,978	42.04	302,765	2,415,241
發電	464,370	6.89	(65,409)	2,579
基建	8,587	0.13	39,755	157,151
物業投資及發展	398,685	5.92	106,926	147,179
旅遊／運輸	271,030	4.02	(13,120)	4,546
酒店經營及管理	212,614	3.16	73,811	87,948
啤酒業務	593,052	8.80	104,943	189,469
制革業務	529,055	7.85	(73,672)	(47,710)
麥芽業務	683,931	10.15	57,821	106,814
零售及貿易	736,032	10.93	30,037	46,673
其他	7,691	0.11	(207,243)	(53,631)
	6,737,025	100.00	356,614	3,056,251
按地區劃分：				
中華人民共和國(「中國內地」)	6,246,485	92.72		
香港特別行政區(「香港」)	476,235	7.07		
其他	14,305	0.21		
	6,737,025	100.00		

截至2001年12月31日止年度

	營業額		財務費用後之經營業務溢利／(虧損)	EBITDA
	千港元	%	千港元	千港元
按業務劃分：				
供水	2,727,623	37.50	317,463	2,146,759
發電	578,001	7.95	212,037	283,273
基建	7,785	0.11	(9,313)	38,105
物業投資及發展	693,787	9.54	266,220	325,271
旅遊／運輸	323,245	4.45	19,423	42,939
酒店經營及管理	248,580	3.42	26,533	51,772
啤酒業務	543,922	7.48	63,877	180,326
制革業務	764,929	10.52	(80,552)	(38,033)
麥芽業務	682,764	9.39	20,484	88,803
零售及貿易	673,311	9.26	15,255	42,079
其他	27,571	0.38	(258,733)	51,206
	7,271,518	100.00	592,694	3,212,500
按地區劃分：				
中國內地	6,661,172	91.61		
香港	608,580	8.37		
其他	1,766	0.02		
	7,271,518	100.00		

財務摘要(續)

分類資料
(營業額)


2001
2002

	2001	2002
供水	37.50%	**42.04%**
發電	7.95%	**6.89%**
基建	0.11%	**0.13%**
物業投資及發展	9.54%	**5.92%**
旅遊/運輸	4.45%	**4.02%**
酒店經營及管理	3.42%	**3.16%**
啤酒業務	7.48%	**8.80%**
制革業務	10.52%	**7.85%**
麥芽業務	9.39%	**10.15%**
零售及貿易	9.26%	**10.93%**
其他	0.38%	**0.11%**

分類資料
(EBITDA)


2001
2002

	2001	2002
供水	66.05%	**76.49%**
發電	8.71%	**0.08%**
基建	1.17%	**4.98%**
物業投資及發展	10.01%	**4.66%**
旅遊/運輸	1.32%	**0.14%**
酒店經營及管理	1.59%	**2.79%**
啤酒業務	5.55%	**6.00%**
制革業務	–	**–**
麥芽業務	2.73%	**3.38%**
零售及貿易	1.29%	**1.48%**
其他	1.58%	**–**

財務摘要(續)

供水

供水至香港、深圳及東莞


供水量
(仟立方米)
千港元
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1998
1999
2000
2001
2002
年份
供水量
收入

發電

發電 — 每年營業額
(以百萬千瓦時計)


百萬千瓦時
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1998
1999
2000
2001
2002
年份

發電 — 每年收入


千港元
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
1998
1999
2000
2001
2002
年份

韶關發電D廠　梅縣發電B廠　韶關粵江發電廠

財務摘要(續)

收費道路和橋樑


兩路兩橋
(每年營業額)
千港元
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1998
1999
2000
2001
2002
年份
虎門大橋
清連公路
汕頭海灣大橋
廣汕公路(惠州段)


兩路兩橋
(日均車流量)
架次
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1998
1999
2000
2001
2002
年份
虎門大橋
清連公路
汕頭海灣大橋
廣汕公路(惠州段)

財務摘要（續）

酒店經營

酒店 — 營業額


千港元
入住率
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100%
90%
80%
70%
60%
50%
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香港華美酒店
香港粵海酒店
深圳粵海酒店
珠海粵海酒店

主席報告

在本報告中，本人欣然提呈本集團於過去一年的主要財務資料，扼要指出本集團在年內達致的重要成就，並向股東呈述本集團的發展思路和未來計劃。

以下討論本集團2002年業績，除提供集團的整體資訊外，更特別注重本集團的核心業務，即(i)供水、(ii)發電、(iii)收費道路及橋樑、(iv)物業投資及發展及(v)酒店經營和管理。本報告隨附的財務報表嘗試向股東提供有關該等核心業務的有用歷史財務數據，目的是顯示本集團現時擁有及管理的核心資產在過去的表現。



李文岳
主席

業績

本集團本年度營業額為6,737,025,000港元（2001年：7,271,518,000港元）。營業額減少的主要原因是2001年出售了若干非核心業務，以及旅遊／運輸業務和發電業務的營業額下跌，該兩項業務本年度的營業額分別約為271,030,000港元和4,652,266,000港元（2001年：323,245,000港元和578,001,000港元）。於2002年，單是核心業務的營業額為4,733,414,000港元（2001年：4,929,087,000港元），減少的主要原因是發電業務表現欠佳。

隨著供水量的增加（尤其在深圳和東莞地區），本集團的最大單元業務供水業務的營業額由2001年的2,727,623,000港元提高逾104,355,000港元至2,831,978,000港元。2002年供水業務對本公司的現金貢獻合共587,636,000港元（2001年：400,100,000港元）。

本集團的財務費用及準備前經營溢利為2,182,461,000港元，而2001年為2,320,267,000港元。經營業績的下滑主要由於番禺麗江花園的經營溢利已不併入本集團（該公司不再是本集團的附屬公司）；韶關發電D廠（發電業務）因電費下調造成收入減少；以及旅遊業務的收入下降。而本年度供水、零售／物業出租和啤酒業務收入的

主席報告(續)

增加、以及附屬公司成功的成本節省措施部分抵銷了上述收入下降的不利因素。核心業務的經營溢利(未計粵港供水控股集團債務再融資的一次性財務費用)為865,829,000港元,優於2001年的828,195,000港元。本年度大額的利息節省被發電業務未如人意的表現部分沖銷後,該經營溢利輕微增長4.47%。

本年度之綜合股東應佔溢利為281,108,000港元,而2001年則為285,542,000港元。本年度業績已含有關粵港供水控股集團的重大再融資項目的一次性成本(共約249,120,000港元)、本集團於中國內地一家火力發電合作經營企業的權益減值準備(110,253,000港元)、酒店物業和發展中物業的撥備(26,037,000港元)、固定資產減值和虧絀(55,343,000港元)、投資物業重估降值(89,432,000港元)、投資降值(4,637,000港元)、存貨減值(8,327,000港元)以及呆壞賬準備(37,699,000港元)。

誠如下文所述,集團的整體債務再融資方面取得重要進展,粵港供水控股集團已在2002年12月置換其大部份債務。本公司及若干獨立還債公司在償還2000年12月重組的債務方面亦取得重大進展。由於該等進展,預期未來數年本集團將可節省巨額的利息開支。

雖然本年度每股盈利比上年度減少9%至0.0391港元,但若不包括與粵港供水控股集團債務再融資有關的一次性費用,經調整的每股盈利則為0.0863港元,較2001年增加100%。

戰略性發展

自本人在上年度報告業績以來,本集團在多個戰略性層面均已取得意義重大的進展。我們成功完成了有關供水業務的約148億港元的再融資,此舉將可節省巨額的利息開支及提高盈利。我們繼續改善管理制度及團隊的專業精神,加上多項成本控制措施,得以提升主要營運業務的財務表現。在2003年2月,本集團宣佈將以約15億港元出售絕大部份非核心業務(「資產出售」)。該項交易已於2003年3月31日完成。最後,我們已通知財務債權人,本公司將利用該項資產出售的所得款項、經營業務的現金流、及廣東控股有限公司的財務支持,清還2000年12月重組債務之全部未償還餘額。

主席報告(續)

粵港供水控股集團債務置換

本集團在2000年收購供水業務時，作為粵港供水控股集團資金結構一部分的約148億港元債務，2002年的年均利息費用約為7.7厘。在2002年12月20日，即原重組安排完成約兩年後，供水公司及供水控股與銀行簽訂了新的信貸協議，以大幅降低的息率置換原有債務。經再融資的債務，利率為香港銀行同業拆息率加1厘至1.339厘息差的浮動利率，其中部分債務已用掉期合約對沖。

然而，該項再融資引致幾項大額的一次性開支，支付前期銀行費用、債務承擔費、顧問費合計約112,854,000港元，以及因終止與被置換之債務有關的貨幣掉期而產生的成本約136,266,000港元。儘管該等費用導致2002年度報告的每股盈利減少約每股0.05港元，我們預期該等費用可於2003年收回，並可在未來10年享有再融資所帶來的成本節省。

提升營運效能

本集團致力於提升整體的營運效能，積極進取地管理成本，提高團隊質素及業務的競爭力。在這方面的重要工作包括加大在深圳及東莞的水費徵收力度，該兩地的銷量(以百萬立方米計)已提升約18%。香港酒店集團亦致力於改善員工隊伍及提升服務質素，由此提高了入住率、營運邊際利潤率。此外，位於廣州的多用途購物中心天河城廣場在低迷的房地產市道下仍然一枝獨秀，租金收入增加2%。

出售非核心業務，提前償還重組債務

此項可能是財政年度結束後最令人振奮的大事。我們成功出售差不多所有非核心業務後，即可完成兩年前訂立的最重要戰略性目標。本公司在2000年12月進行重組時曾向市場投資者表示擬轉型專注於公用事業和基建業務，並將會較原訂時間提早償還重組債務。本人現在欣然宣佈，本集團已於2003年3月31日完成上述轉型。我們已退出幾乎所有非核心業務，未來業務將集中於供水、發電、收費路橋、物業投資和發展、酒店經營及管理五大核心領域。

主席報告(續)

本集團在2000年12月完成重組時，本公司的重組債務達45.2億港元，另外與重組有關的個別獨立還債公司債務則達22.7億港元。在過去兩年，本集團在償還該等債務方面取得重大進展。於2002年12月31日，本公司已提前兩年半超額償還重組協議規定於五年內應歸還的債務合共24.8億港元，獨立還債公司的重組債務亦於同日減少超過90%，僅剩下2億港元。在不足半年內，我們已於2003年4月1日宣布，本公司將以出售資產所得收入、業務營運現金流以及廣東控股有限公司的財務支持，於2003年5月2日悉數清償餘下之全部重組債務：20.4億港元。

前景

儘管本集團在過去12個月取得長足的進步，卻不會就此止步和滿足於現狀。本集團已準備在2003年及以後致力推行多項主要計劃。

誠如較早前的公佈所指出，本集團正全力提升營運及財務表現，務使盡早恢復向普通股股東派發股息。在此方面，本集團繼續研究尋求法院批准削減股本的可行性。此舉將可降低本公司的累計虧損，並提早實現資產負債表不再出現虧損。此外，本集團將於適當時候對已發行的可換股優先股(「優先股」)進行重組。根據優先股的現有條款，在優先股的累計股息尚未付清前不得向普通股派發股息。目前在這方面的工作仍處於初步階段，尚未有任何具體計劃，亦不能保證上述計劃必定成功，惟本集團將保持向股東公佈最新進展。

我們將繼續致力以最有效的方式管理現有資產，並期望憑藉積極進取的管理方法及貫徹採用國際最佳實務準則，不斷提高銷售及邊際利潤率。在可行的情況下，我們將審慎尋求擴展現有業務，並已開始積極物色和嚴格評估與核心業務有關的收購機會。

本人謹代表本集團向各位股東保證，本集團明瞭高標準的企業管治、誠信、職業操守和會計專業道德對企業的成功至為重要，因此將不斷提升業務的運作和管理標準至國際水平，並且在作出投資、財務和人事管理的決策時亦秉承這理念。本集團深明必須向各股東證明他們投下的信任不會被辜負，管理層將繼續盡心盡力，審慎監管股東的資產。

主席報告(續)

最後，本人謹向董事會仝仁及本集團全體員工致以衷心的感謝，多謝各位之摯誠努力與鼎力支持。另外，本人亦對於2002年12月辭去董事總經理職務的張亞平先生為本集團作出的重要貢獻表示衷心的謝意。

主席

李文岳

香港，2003年4月11日

管理層討論及分析

業務經營之回顧

本集團在本年度的主要業務表現概述如下：

供水

供水項目的盈利貢獻繼續佔有本集團大部份之盈利。雖然廣東省南部於上半年降雨量大增導致收入較少，但下半年的表現足以彌補。於2002年，深圳和東莞地區的供水量達7.18億(2001年：6.08億)立方米，而香港的已訂約供水量則為8億(2001年：7.9億)立方米。

有效的成本控制和管理，再加上在東莞實施更完善的水費收取辦法，令供水項目的經營溢利有所增加。2002年供水項目的未計財務費用前經營溢利為1,634,804,000港元，較去年上升11.14%(2001年：1,470,951,000港元)。

發電

韶關發電D廠(「韶關電廠」)於2002年7月大修後不時出現故障，而且8月及9月是雨季，加上於2002年8月開始調低電費，此等因素均對該電廠的售電營業額造成不利影響。韶關電廠於2002年的售電營業額為464,370,000港元(2001年：578,001,000港元)，較2001年低19.66%。年內售電量為12.80億千瓦時(2001年：14.60億千瓦時)，較2001年減少12.33%。韶關電廠於2002年的除稅前經營溢利為46,595,000港元(2001年：212,533,000港元)，較2001年減少78.08%。

韶關電廠的聯營公司廣東省韶關粵江發電有限責任公司(「粵江發電」)2002年首次全年商業運作。本集團於2002年應佔粵江發電的除稅前經營溢利為12,111,000港元(2001年9個月試運行：4,539,000港元)。年內售電量為1.77億千瓦時(2001年9個月試運行：9,100萬千瓦時)。

本集團一間聯營公司投資於梅縣的發電廠的售電量為1.71億千瓦時(2001年：1.70億千瓦時)，相關售電收入和除稅前經營溢利分別為62,985,000港元和29,388,000港元，(2001：66,113,000港元和31,261,000港元)。

管理層討論及分析(續)

業務經營之回顧(續)

收費道路和橋樑

「兩路兩橋」項目於2002年帶來了105,829,000港元(2001年：70,645,000港元)的稅後溢利。顯著的溢利增長主因是於2001年6月安排再融資項目貸款，因而節省大量利息。

貫通廣東省清遠市及連州市的清連公路錄得車流量輕微增長，導致2002年度的收入增加至2.72億港元(2001年：2.69億港元)。2002年的日均車流量為31,815架次，相對於2001年的31,551架次。本公司於此項目的實際權益為7.23%。

廣汕公路(惠州段)錄得6.7%的車流量增長，令2002年度的收入增加至1.2億港元(2001年：1.15億港元)。2002年的日均車流量為23,558架次，而2001年為22,072架次。本公司於此項目的實際權益為26.01%。

汕頭海灣大橋錄得10.5%的車流量增長。2002年的日均車流量為12,764架次，而2001年則為11,553架次。2002年的全年收入為1.23億港元(2001年：1.09億港元)。本公司於此項目的實際權益為15.3%。

虎門大橋錄得16%的車流量增長。2002年的日均車流量為30,280架次，而2001年則為26,082架次。2002年的全年收入達3.95億港元(2001年：3.36億港元)。本公司於此項目的實際權益為15.3%。

位於清遠市的兩道北江大橋的收入仍然穩定，為集團帶來穩定的現金回報。本公司於此項目的實際權益為24.5%。

英坑公路2002年度的日均車流量較去年上升5%，2002年度收入達8,587,000港元(2001年：7,785,000港元)。在更完善的監察制度下，英坑公路已達致預算的收入目標。本公司於此項目的實際權益為70%。

管理層討論及分析(續)

物業投資和發展

中國內地

儘管區內物業市場出現逆轉，但天河城廣場繼續維持高出租率及高租金收入。本年度出租率平均高於97%(2001年：97%)，租金收入達263,100,000港元(2001年：257,491,000港元)，輕微上升2%。

於結算日，本集團持有廣州番禺麗江花園24.8%權益。此項目於2002年為本集團帶來5,160,000港元的應佔溢利。本集團於2003年3月31日完成「資產出售」後已出售於麗江花園的所有權益。

本集團於2002年10月出售發展中的蘇州粵海廣場酒店商業項目，代價約人民幣7,000萬元。本集團現正向第三者出售於蘇州粵海房地產開發有限公司(「蘇州粵海」)的全部權益，並已進入最後階段。蘇州粵海現時擁有蘇州粵海廣場其餘未出售車位及商舖。出售蘇州粵海的權益後，本集團將完成出售所有位於蘇州的資產。

香港

粵海投資大廈於2002年的出租率由100%跌至80%。此外，在目前低迷的本地商業樓宇租務市場環境下，續簽租約和新簽租約的平均租金稍為下降，但此等因素之影響會待2003年方全面反映出來。粵海投資大廈的租金收入為24,040,000港元，下降了8.15%(2001年：26,172,000港元)。

Guangdong Parking Limited 在北角一停車場的權益持續出現經營虧損，年度虧損額(未扣除物業評估降值前)為724,000港元(2001年：1,880,000港元)。

本集團已於2003年3月31日與一名獨立第三者(「買方」)訂立協議出售其於 Guangdong Parking Limited 的全部權益，以及按名義代價1港元轉讓相關公司間債務。作為該交易不可缺少的一部分，於交易完成時提前償還部分款項後，本公司將解除其對 Guangdong Parking Limited 所欠銀行貸款的擔保責任(在扣除前述提前還款後，該銀行貸款餘額約為63,000,000港元)。於本報告刊發日期，此宗交易尚未完成。

管理層討論及分析(續)

酒店經營及管理

中國內地

深圳粵海酒店的平均入住率由2001年的91.8%下降至2002年的85%。珠海粵海酒店於2002年的平均入住率則上升至86.5%(2001年:71.8%),此乃由於長期商務租客增多所致。

香港

本地旅遊業於2002年開始輕微復甦。到港遊客人數增長22.7%,而中國內地遊客來港人數持續急速上升。

雖然2002年香港酒店業競爭激烈,香港華美酒店及香港粵海酒店的平均入住率仍然保持高紀錄,分別達92%(2001年:88%)及89%(2001年:85%)。

成本控制和資源的有效運用,使酒店集團業務的溢利(未計算酒店物業評估升值)大幅上升,達44,698,771港元(2001年:8,022,000港元)。

其他業務

終止其他業務

在2003年3月31日完成「資產出售」後,本集團已出售其於啤酒、制革、麥芽及旅遊/運輸等非核心業務之全部權益。本集團之該等業務已於同日終止。

啤酒

中國南方啤酒市場的劇烈競爭依然持續。在成立新市場小組和實施以廣東省為重點的新市場推廣計劃後,又遇上2002年世界盃引發的商機,Guangdong Brewery Holdings Limited(粵海啤酒集團有限公司)(「粵海啤酒」)2002年的銷量增加39.13%至224,000噸(2001年:161,000噸)。可是,為了對抗激烈的競爭造成的減價戰,以價值計算的總銷售只輕微增加9.03%至593,052,000港元(2001年:543,922,000港元)。

有效控制成本、採用公開招標制度、施行著重表現的獎勵計劃以及無負債財政狀況,均有助提高利潤,因此本集團取得應佔溢利為58,810,000港元,較上年度增加137.21%。

管理層討論及分析(續)

其他業務(續)

制革

本年度本集團應佔粵海制革有限公司(「粵海制革」)的虧損縮減至53,297,000港元(2001年:67,805,000港元)。存貨及呆賬準備分別為11,057,000港元及28,531,000港元。

本年的銷量比2001年減少31%,而毛利率則由2001年的10.58%下降至2002年的2.93%。

麥芽

於年內,本集團在廣州麥芽廠的產量增至188,000噸(2001年:183,000噸);寧波麥芽廠的產量亦提高至140,000噸(2001年:135,000噸)。廣州麥芽廠及寧波麥芽廠的收入分別是425,046,000港元(2001年:439,465,000港元)及338,280,000港元(2001年:301,199,000港元)。

儘管平均單位售價因市場競爭激烈而下跌,兩麥芽廠的合計營業額增加3.1%至763,326,000港元(2001年:740,664,000港元)。

旅遊/運輸

雖然「香港遊」的團費大跌而嚴重影響業務,透過有效控制成本及節省利息,有助本集團減少虧損。本集團應佔虧損為58,569,000港元(2001年:20,619,000港元溢利)。

變現能力、資本負債率及財務資源

於2002年12月31日,本集團的現金及銀行結存增加1.83億港元至17.88億港元(2001年:16.05億港元),主要為港幣(5.34億港元)及人民幣(11.18億港元)。本集團亦有財務借貸183.25億港元(2001年:193.90億港元)。其中10.16億港元將於1年內償還,而餘額中分別有48.12億港元將於2007年或之前償還,而124.97億港元將於2007年之後償還。

於2002年12月31日,本集團的可用信貸額度總額為212.63億港元,其中已用信貸額為183.70億港元(2001年:分別為210.33億港元及193.90億港元)。未用的銀行信貸額為28.93億港元(2001年: 16.43億港元)。

管理層討論及分析(續)

變現能力、資本負債率及財務資源(續)

本集團於結算日的資本負債率為2.02倍，而去年是2.22倍。資本負債率的改善主要反映本集團於2002年提前償還債務令財務借貸水平下降及本集團的資產淨值增加。

本集團現時的現金結存、可用信貸額度以及日常經營所產生的穩定現金流，完全可以滿足履行還債義務及業務經營所需。

資產抵押

於2002年12月31日，本集團有若干賬面淨值總額達725,157,000港元(2001年：1,560,761,000港元)之固定資產、投資物業及銀行存款已就本集團獲得之一般銀行信貸予以抵押。

除上述外，一項在中國內地以長期租約方式持有之發展中物業，其於2002年12月31日的賬面金額為64,000,000港元，被中國內地之法庭扣押作為本集團一宗法律訴訟追討一位本集團的債務人欠債的抵押物。

資本性支出

2002年，本集團用於固定資產的資本性支出總額為1.09億港元，比2001年的1.35億港元下跌2,600萬港元。本集團2002年的資本性支出用於提升供水項目的若干設備及增加發電廠的廠房及機器。

滙率及利率波動及相關對沖的風險

滙率對沖

於2002年12月31日，本集團的外幣貸款共33.30億港元，其中19.23億港元為美元貸款、1,600萬港元為歐羅貸款及13.91億港元為人民幣貸款(2001年：75.22億港元，其中65.50億港元為美元貸款、2,100萬港元為歐羅貸款及9.51億港元為人民幣貸款)。

於2001年12月31日，本集團有若干以美元及歐羅為本位的外幣貸款已用貨幣掉期協議進行對沖。由於該等貸款全部均決定於2003年5月悉數償還，因此於結算日並無以任何貨幣掉期協議進行對沖。

管理層討論及分析(續)

滙率及利率波動及相關對沖的風險(續)

利率對沖

於2002年12月31日，本集團的浮息貸款共170.12億港元(2001年：57.40億港元)，其中35億港元(2001年：無)以定息掉期協議進行對沖。於結算日後，再有25億港元的浮息債券是以其他掉期協議進行對沖。

或然負債(續)

(a) 於2001年3月，本公司之一間全資附屬公司 — 粵昇財務有限公司(「粵昇」)，為討回兩筆合共4,000萬港元債項連利息，在中國內地向為該等債項提供擔保的兩名中方擔保人提出法律訴訟。案件已經進行聆訊，但中國法院尚未作出裁決。

經嘗試在中國法院就上述訴訟的司法管轄權提出爭辯失敗後，該兩名擔保人和兩筆欠款的債務人於2001年7月在香港向粵昇和一間前本集團之附屬公司提出訴訟，除其他事項外，尋求得到一項聲明指彼等並無法律責任去償還該兩筆債項及賠償。有關訴訟仍在進行中。

經中國法院調解後，國內訴訟有關方已達致和解，作為和解的部份，雙方亦尋求結束香港訴訟，當香港案件各方達致最後解決香港訴訟協議時，中國法院將正式發出調解書。有關香港訴訟的磋商仍在進行中。

基於法律意見，董事認為該向粵昇提出之索償並無理據，因此於2002年12月31日毋須就該等擔保人及借款人提出的索償提取準備。

管理層討論及分析(續)

或然負債(續)

(b) 於2002年，本公司之一間全資附屬公司 — 廣東(香港)旅遊有限公司(「廣東旅遊」)就其舉辦之旅行團團友於中國內地發生之交通事故被提出訴訟。該項訴訟仍在進行中，並已排期在2003年11月24日至2003年12月5日期間就責任問題進行聆訊。

於本年度及結算日後，廣東旅遊就其主辦之旅遊團團友於中國內地發生之另一宗交通事故收到若干索償。但截至本報告刊發日止，有關索償仍未展開法律訴訟。

基於法律意見，董事認為於現時對結果作出估計乃言之尚早，因此並無於財務報告為該等索償提取準備。

基於法律意見，廣東旅遊在事件中並無錯失，因此已否認須負上責任，並繼續對類似的索償堅決抗辯。

(c) 於2002年9月，粵海制革向中國深圳之中國國際經濟及貿易仲裁委員會(「仲裁委員會」)提交對粵海制革在青島一間附屬公司的一名中方合營夥伴作出的索償，除其他事項外，尋求終止合營協議及索償損失和損害賠償約人民幣2,400萬元。然而，中方合營夥伴亦向在北京的仲裁委員會申請對粵海制革作出索償，要求賠償該合營協議項下的固定回報損失及損害賠償合共人民幣1,500萬元。在本報告刊發日，該兩項仲裁仍在進行中。

基於法律意見，粵海制革之董事認為於現時對該兩項仲裁的結果作出估計乃言之過早，因此並無於2002年12月31日的財務報告為該等仲裁提取準備。

管理層討論及分析(續)

或然負債(續)

(d) 粵海制革於2002年6月更換高級管理人員後,發現南海皮廠有限公司(「南皮」)若干前行政人員(「該等前行政人員」(一位亦為粵海制革的前董事)涉及若干不當行為。南皮為粵海制革的全資附屬公司,在中國內地南海市成立。

在發現上述不當行為時,本公司及其直接控股公司的內部審核小組,即與粵海制革的新管理層就有關不當行為展開初步調查。調查發現,該等前行政人員在經營南皮業務之同時,一直進行私自經營活動(「私自經營活動」),以謀取個人利益。

粵海制革已向中國有關當局報告上述事件,而有關當局亦已將該等前行政人員扣留,並且扣押與私自經營活動有關的文件作調查用途。粵海制革已指示其核數師及中國律師展開特別調查,藉以確定私自經營活動對南皮業務所構成的影響,並就追索該等前行政人員的可能性向粵海制革管理層提供意見。

根據特別調查結果和參考專業意見,粵海制革的董事認為,私自經營活動不應納入粵海制革(及本集團)的財務報告內,而且,私自經營活動似已違反若干中國適用之法律及法規。

鑑於中國有關當局目前仍在調查有關事件,因此,現時無法確切地及合理地肯定中國當局就上述不當行為可能採取的相應行動,或會否作出任何處罰和索償。於本報告刊發日,並無任何對粵海制革集團不利的行動,亦無顯示有任何對其不利之行動正在進行中。因此,根據現有資料,財務報告並無就該等或然負債提取準備。

廣東旅遊及粵海制革為於結算日後售予廣東控股有限公司之非核心業務之一部份,而有關出售已於結算日後完成。

管理層討論及分析（續）

僱員人數及薪酬

截至2002年12月31日，本集團共有僱員6,580人，中國內地附屬公司聘用的僱員有5,994人，香港總部及附屬公司聘用的僱員有586人。在總人數中，有1,015人為總部及各附屬公司之管理人員。本集團聘用及提升僱員是以工作能力及其發展潛質為根據。本集團最少每年評核僱員之表現一次，僱員之薪酬及獎勵分配是以其所屬公司工作的成績為主導，實行獎勵與業績掛鈎的激勵政策，對表現突出的員工給予年終獎勵。人才是本公司重要的資產及成功要素，本集團鼓勵僱員透過參加外界舉辦專業培訓課程持續發展，對現職人員定期或輪流進行各種類型的崗位調動培訓，提高員工素質，以迎接各項挑戰，藉此增強本集團的市場競爭優勢。本集團推行業績第一，效益至上，以人為本，優勝劣汰的企業文化，繼續抓好機構、人員的精簡調整工作以降低成本，健全對管理人員，尤其是關鍵崗位人員的考核和管理，推進獎懲激勉機制的實施，調動員工的積極性，以達致各項目標的完成。

本集團於2002年5月採納一項新購股權計劃，目的在於獎勵參與者對本集團多作貢獻，亦有助招聘及挽留出色的人才為本集團長期服務。

管理層討論及分析(續)

重大交易

本集團一直積極進行業務及資產重組。年內的重大交易如下:

本集團重組銀行債務

(i) *本集團於2000年12月簽署的集團重組協議項下的銀行債務(「重組銀行債務」)*

於結算日,本公司及若干「獨立還債」公司尚欠的「重組銀行債務」共達22.4億港元(2001年:37.9億港元)。該等債務於2002年成功削減15.5億港元,按累計基準計算,佔原有「重組銀行債務」的67%。就該等「重組銀行債務」而言,由於年內的美國及香港息率偏低,利息開支減少約8,500萬港元(2001年:約1.32億港元),加上還款或就「重組銀行債務」再融資等因素,另外再節省約1.27億港元(2001年:約5,800萬港元)的利息。

於2002年,本公司進一步將其「重組銀行債務」削減11.8億港元(2001年:13億港元),截至結算日當時的尚欠款額為20.4億港元,而原需於2005年6月期間內支付的還本金額,亦已於2002年12月付清。

大部份進行本身債務重組計劃的「獨立還債」公司均於2002年提早還款。該等公司於年內就本身的「重組銀行債務」共償還3.69億港元,其中3.45億港元的還款時間較原定還款期為早。於2002年12月31日,該等「獨立還債」公司欠負的重組銀行貸款減至2.03億港元。

「資產出售」於2003年3月31日完成後,所收取的全部現金收益共約10.3億港元,將用作償還本公司的尚欠「重組銀行債務」。本公司及「獨立還債」公司的「重組銀行債務」可望於2003年內還清。

管理層討論及分析(續)

重大交易(續)

(ii) *粵港供水控股集團*

作為2000年12月購入供水項目的一部份，本集團亦接收了合共約148億港元的重大債務(當中包括但不限於A組貸款、B組貸款及C組票據)。由於供水業務的良好表現並成功地節省成本費用，令粵港供水控股集團有能力於2002年進一步減少了5.07億港元(2001年：3.59億港元)的A組貸款，提早還款比於2002年到期償還的A組貸款1.36億港元原定的還款期為早，令本年度因而節省2,700萬港元(2001年：970萬港元)的利息。

本集團於2002年12月20日(「再融資日期」)成功安排就供水項目涉及的大部份債務進行再融資。新信貸使粵港供水控股集團可按較低的成本就(其中包括)所有A組貸款、所有C組票據及75.88%B組貸款(另外1.5%的B組貸款已於結算日後按面值贖回)進行再融資。是項再融資可望協助本集團大幅降低其日後的財務成本。於再融資日期至結算日止的11天期間，利息開支已減少約1,300萬港元。

董事及高層管理人員簡介

董事

武捷思，51歲，於2000年3月獲委任為本公司的董事；同時，彼出任本公司的主席至2001年3月，後獲委任為本公司的名譽董事長。彼亦為廣東粵港投資控股有限公司(「粵港投資」)及廣東控股有限公司(「廣東控股」)的董事長。彼擁有經濟學博士學位，並於中華人民共和國南開大學完成理論經濟學的博士後研究。於2001年，彼獲南開大學授予教授資格。1984年至1995年期間任職於中國工商銀行，在其出任為深圳市政府副市長前任中國工商銀行深圳分行行長。於1995年至1998年期間出任深圳市政府副市長，主管金融、税收、財政、證券、銀行及教育等事務；於1998年至2000年2月期間擔任廣東省省長助理，並協助省長處理廣東信托投資有限公司破產、粵海企業(集團)有限公司(「粵海企業」)重組及其他財務事宜。

李文岳，52歲，於2000年3月獲委任為本公司董事；同時，彼出任本公司的董事總經理至2001年3月，後獲委任為本公司的主席。彼亦為粵港投資及廣東控股的董事及總經理。李先生在未加入本公司前，於1977年至1994年期間在廣東省電力集團曾擔任不同職位，包括處長和董事副總經理等要職；其後於1994年至2000年期間出任廣東省人民政府副秘書長，主要協助省長管理交通、工業、能源、通訊、勞動、以及其後粵海企業重組方面的工作。彼持有工學碩士學位。

張輝，44歲，於2002年10月獲委任為本公司董事，並於同年12月獲委任為本公司董事總經理。張先生亦是廣東粵港供水有限公司董事及粵海(國際)酒店管理有限公司董事長。張先生畢業於清華大學，並持有美國東西方大學工商管理學碩士學位。於1996年7月至2000年9月在廣東省東深供水管理局(「供水局」)工作，先後任處長及副局長等職務。張先生於2002年7月加入本公司。

陳祖澤 金紫荊星章、太平紳士，60歲，於1998年6月獲委任為本公司獨立非執行董事。陳先生自1993年11月1日出任九龍巴士(一九三三)有限公司(「九巴」)董事長。九巴為世界上最大之私營巴士公司之一。

董事及高層管理人員簡介(續)

董事(續)

陳先生亦為九龍巴士控股有限公司董事長、路訊通控股有限公司主席、恒生銀行有限公司獨立非執行董事、香港賽馬會副主席、香港科技大學校董會主席、香港公益金董事會董事兼執行委員會副主席。

陳先生在香港接受教育。1964年畢業於香港大學，獲英國文學學士優異生學位。其後利用晚間進修，完成香港大學管理科文憑課程。陳先生於1997年10月獲國際管理中心頒授工商管理學榮譽博士學位。

加入九巴之前，陳先生任職香港政府兩段時期 — 由1964年至1978年及由1980年至1993年。最初加入香港政府任職二級行政主任，其後逐步晉升至司級政務官。其間曾任港督私人秘書、副常務司、政府新聞處處長、副布政司、工商司、教育及人力統籌司等要職。由1992年10月至1993年5月，陳先生亦曾任政府最高決策之行政局議員。

陳先生曾於1978年至1980年短暫離開政府公務員行列，加入新鴻基財務有限公司為執行董事及總經理。

陳先生於1994年奉委為太平紳士(JP)及於1999年獲頒授金紫荊星章(GBS)。

李國寶博士 金紫荊星章、太平紳士，64歲，於1998年6月獲委任為本公司獨立非執行董事。李博士現任東亞銀行有限公司之主席兼行政總裁，東亞銀行有限公司1918年於香港成立。彼亦為香港華商銀行公會主席、外匯基金諮詢委員會委員、銀行業諮詢委員會委員、香港銀行公會委員會委員及強制性公積金計劃管理局董事。

李博士乃香港立法會議員。彼曾獲委任為香港特別行政區籌備委員會委員、香港事務顧問及基本法起草委員會副主任委員。

李博士為香港管理專業協會委員會及執行委員會主席、聖雅各福群會執行委員會主席、香港牛津劍橋校友會贊助人、香港公益金副贊助人、McKinsey Global Institute 資深會員及 Pacific Bankers Management Institute 董事會成員。

董事及高層管理人員簡介(續)

董事(續)

彼亦出任為戴姆勒 — 克萊斯勒集團、Lafarge之國際顧問委員會成員及紐約聯邦儲備銀行國際資本市場顧問委員會成員。

李博士亦出任為其他機構董事，計有杜鍾斯有限公司、森那美有限公司、金寶湯公司、中遠太平洋有限公司、香港中華煤氣有限公司、香港按揭證券有限公司、電訊盈科有限公司、香港上海大酒店有限公司、Munichre Service Limited(主席)、香港生力啤酒廠有限公司及南華早報(集團)有限公司。

李博士畢業於英國劍橋大學，獲文學碩士(經濟及法律)。於1993年6月獲該大學頒授名譽法律博士，並於1994年7月獲禾域大學頒授名譽法律博士、於1996年3月獲香港大學頒授名譽法律博士及於1996年11月獲嶺南學院頒授名譽社會科學博士。

彼亦分別為英國銀行學會資深會士、英國及威爾斯特許會計師學會資深會員、澳洲會計師公會資深會員及英國電腦學會資深會員。

鄭慕智 太平紳士，53歲，於1999年11月獲委任為本公司獨立非執行董事。

鄭先生自1997年起出任本公司附屬公司Guangdong Brewery Holdings Limited(粵海啤酒集團有限公司)(「粵海啤酒」)之獨立非執行董事。粵海啤酒為香港聯交所上市之公司。鄭先生乃胡百全律師事務所之資深合夥人。彼於1991年至1995年期間為香港立法局議員。彼現擔任香港董事學會及公民教育促進委員會主席。彼同時亦為其他多間上市公司之獨立非執行董事。

馮華健 資深大律師，49歲，於2000年1月獲委任為本公司獨立非執行董事。

馮先生為香港著名的資深大律師，尤精於商業法、公司法、憲法及行政法等之訴訟。馮先生分別於1975年及1977年取得英國及香港大律師執業資格，更於1990年奉委為御用大律師。馮先生於香港執業超過二十年。

董事及高層管理人員簡介(續)

董事(續)

馮先生於1994年成為香港首位華人律政專員，更於1997年成為中華人民共和國香港特別行政區首位法律政策專員，負責制訂香港政府的法律政策。

馮先生於1998年離開香港政府後，先後於哈佛大學擔任訪問學者和在耶魯大學擔任高級訪問院士。於1999年年中創立中國法律協會，並成為創會會長。

馮先生多年來熱心參與公共服務，並致力從事司法界和學術界的工作，曾先後出任中華人民共和國基本法諮詢委員會委員及香港政府的智囊團中央政策組成員並獲香港政府推薦於2000年作為代表香港的福萊特學者(Distinguished Fulbright Scholar)。現擔任香港廣播事務管理局主席、香港證券及期貨事務監察委員會之非常務董事及香港機場管理局和香港機場保安有限公司之董事局成員，國際公法協會香港分會主席，薩爾斯堡論壇(Salzburg Seminar)之董事，世界銀行法律及司法諮詢委員會成員，美國律師公會咨詢委員會成員/聯合國開發計劃特別委任顧問，建立柬埔寨/老撾(Laos)法治發展計劃的特別顧問，聯合國發展計劃於中國發展公司管治的國際顧問。

馮先生是中國人民政治協商會議全國委員。

叶旭全，47歲，於2000年5月獲委任為本公司董事。叶先生畢業於華南師範大學中文系和經濟研究所，獲經濟學碩士學位。叶先生於1978年加入供水局，彼於供水工程管理、營運方面有23年經驗。叶先生於1984年任供水局橋頭處主任，於1987年晉升為副局長，於1995年任代局長，於1997年至2000年出任局長。叶先生於2000年11月至2002年1月出任廣南(集團)有限公司董事局主席。叶先生亦是粵港投資董事及副總經理、廣東控股董事及常務副總經理、廣東粵港供水有限公司董事長及粵海啤酒董事長。彼亦為中國水利企業家協會副會長及深圳市中外企業家協會副會長。

董事及高層管理人員簡介(續)

董事(續)

李偉強,46歲,於2000年5月獲委任為本公司董事。李先生畢業於香港理工學院。李先生持有東亞大學工商管理學碩士學位。彼為英國特許公認會計師公會及香港會計師公會資深會員。李先生曾出任於信和地產有限公司及恒基兆業地產有限公司。彼自2000年8月獲委任為廣東控股的董事及財務總監。彼亦為粵海啤酒董事。

張亞平,50歲,於2001年3月獲委任為本公司的董事,同時,彼出任本公司的董事總經理至2002月12月,彼於2002年7月獲委任為深圳市東深投資控股有限公司董事長,於2000年9月任為廣東控股董事,並於2000年8月獲委任為粵海啤酒董事。張先生畢業於吉林財貿學院金融專業,並於天津南開大學經濟管理學院修讀高級管理課程。彼擁有20年以上銀行和證券業工作經驗。在1990年至1997年期間服務於香港中銀集團。未加入本公司前,曾任中國證監會深圳監管專員辦事處副專員。現為中國高級經濟師。

翟治明,54歲,於2002年1月獲委任為本公司董事。翟先生1976年於西安外語學院畢業後,至1992年在中國天津國際經濟技術合作公司及天津外經局工作,曾任處長、天津外經局副總經理及副局長等職務。1993年至1995年,在美國Emory大學商學院就讀,獲工商管理碩士學位。1996年至1999年在美國IVY International LLC公司任總經理。2000年在廣東省政府工作,自2001年起在廣東控股工作及出任廣東控股董事。

董事及高層管理人員簡介(續)

董事(續)

王萬鈞,46歲,於2000年5月獲委任為本公司董事。王先生畢業於香港理工學院。王先生為香港執業會計師、英國特許公認會計師公會及香港會計師公會資深會員。彼亦為加拿大認可會計師公會、特許秘書及行政人員公會、香港公司秘書公會和香港税務學會會員。王先生的工作經驗包括任職香港税務局3年、怡和集團(公司秘書部及財務部)5年、一間5大國際級會計師事務所(香港及多倫多)3年,以及出任一東南亞集團的董事及首席營運總監,主理分佈在中國、菲律賓、印尼、新加坡、杜拜及德國的業務。在加入本公司前,王先生在港私人執業,主要為客戶提供公司重組及融資財務方面等服務。王先生現為本公司的財務總監,負責本公司及其附屬公司所有財務及庫務事宜。王先生亦為廣東粵港供水有限公司、粵海制革有限公司(「粵海制革」)及粵海啤酒的董事。

古樹南,58歲,於2000年5月獲委任為本公司董事。古先生畢業於華南師範大學教育系。古先生於人事管理方面擁有近30年經驗。彼曾任廣東省委組織部副處長,負責地方政府官員的考察、調配和管理工作。古先生現為廣東控股人事考核部總經理,負責人力資源管理工作。

王小峰,46歲,於2002年1月獲委任為本公司董事。王女士先後畢業於廣東省冶金工業學校及華南師範大學計算機系計算機專業,並進修了經濟類研究生課程。曾在廣東省冶金工業廳負責有關鋼鐵生產技術工作,任省冶金廳副科長;其後調省人民政府辦公廳工作,先後任省政府辦公廳副處長、調研員等職務。主要負責有關交通、工業、農業、物價等有關文書和協調工作。王女士現為廣東控股行政部總經理。

董事及高層管理人員簡介(續)

董事(續)

禹來，48歲，於2003年2月獲委任為本公司董事，彼亦於2002年12月出任本公司附屬公司廣東天貿(集團)股份有限公司(「廣東天貿」)董事長。禹先生1990年於廣州中山大學管理學院獲經濟學碩士學位，2001年獲該學院管理學博士學位。1990年至1993年於深圳市計劃局任職，1993年至1995年任深圳市勞動局副主任及1995年至1996年任深圳市委宣傳辦公室副主任。禹先生於1996年至2001年期間任職於深圳經濟特區發展(集團)公司，擔任系內公司不同職位，包括深圳經濟特區發展(集團)公司總裁助理、副總裁；深圳特力集團股份有限公司副董事長、總經理；深圳經濟特區新華城有限公司董事長等職務。於加盟本公司前擔任深圳市建材集團有限公司董事總裁。

高層管理人員

於年內，武捷思先生、李文岳先生、張輝先生、叶旭全先生、張亞平先生、王萬鈞先生、陳國儒先生、區柱碩先生、唐真先生、江國強先生、陳啟森先生、林少青先生及何林麗屏女士為本公司之高層管理人員。

陳國儒，57歲，現任本公司副總經理，兼任廣東粵港供水有限公司董事兼總經理。彼於1985年畢業於華南師範大學。自1988年12月起陳先生在供水局工作，曾先後任供水局的工會主席、副書記、副局長。陳先生於2001年4月加入本公司。

區柱碩，56歲，現任本公司副總經理，曾於1995年9月至2000年5月出任本公司董事。彼於1969年在中國廣州暨南大學畢業後，被分配到廣東省機械工業廳人事教育處(「人事教育處」)工作，並於1983年擢升為人事教育處副處長。1988年至1992年，彼於廣東省嶺南工業進出口公司出任副總經理。其後，區先生被調回廣東省機械工業廳出任人事教育處處長，直至1995年加入本公司。

董事及高層管理人員簡介(續)

高層管理人員(續)

唐真，50歲，現任本公司副總經理，曾於1992年9月至2000年5月出任本公司董事。唐先生畢業於中國廣州暨南大學，並隨後於1991年獲得美國北德薩斯州大學工商管理碩士學位。彼於1998年畢業於哈佛大學工商管理研究學院之高等管理課程。唐先生於1981年加入粵海企業，並於1985年至1988年期間出任廣東省粵海進出口公司之副總經理。唐先生於1992年加入本公司。

江國強，50歲，現任本公司副總經理。彼自2001年3月起亦為粵海啤酒之董事。江先生於上海冶金機械學校冶金機械專業畢業。彼為工程師。由1976年至1988年期間，江先生在第一冶金建設公司工作。彼於1988年加入中山中粵馬口鐵工業有限公司及中山市山海實業有限公司，於1991年出任該兩間公司之董事兼副總經理，及於1995年至2001年3月出任該兩間公司之董事兼總經理。江先生於2000年4月至2001年1月出任廣東控股戰略發展部副總經理。彼於2001年加入本公司。

陳啟森，59歲，現任本公司副總經理。自1992年起出任廣東天貿董事、總裁。陳先生於1962年畢業於廣東輕工業學校，1981年9月至1982年3月期間在香港中文大學進修。在本集團任職以前，曾任廣東省華僑商品供應公司副總經理、總經理、廣東省商業廳副廳長等職務。1989年9月經評審獲得高級經濟師技術職稱。

林少青，43歲，曾於2001年12月至2003年2月任本公司副總經理。彼於1983年畢業於廣州中醫葯大學。於1987年起林先生加入中國(深圳)對外貿易中心工作，又於1993年轉往中國深圳經濟特區發展集團公司工作，林先生長期從事貿易、房地產、旅遊等行業的管理工作，並於1995年取得國內經濟學碩士學位。林先生於2001年8月加入本公司。

何林麗屏，47歲，自1992年12月起出任本公司之公司秘書，曾於1996年7月至2000年5月出任本公司董事，彼亦分別於2000年7月及8月獲委任為粵海制革及粵海啤酒的董事。彼畢業於香港理工學院，並為特許秘書及行政人員公會及香港公司秘書公會之會員。

董事會報告

董事會謹此提呈彼等之報告及粵海投資有限公司(「本公司」)與其附屬公司(合稱「本集團」)截至2002年12月31日止年度之經審核財務報告。

主要業務

本公司之主要業務為投資控股及經營核心業務 — 供水、發電、收費道路及橋樑、物業投資及發展和酒店經營及管理，尤其專注於前三項。各主要附屬公司、一間共同控制企業及主要聯營公司之主要業務詳情分別載列於財務報告附註17、18及19。

年內，本集團出售若干其持有全部權益的資產及結束經營若干業務，詳情載列於財務報告附註5及6。

業績及股息

本集團截至2002年12月31日止年度之業績及本公司與本集團於該日之業務狀況載於第68頁至第208頁之財務報告內。

董事會不建議派發截至2002年12月31日止年度每股面值0.50港元本公司之普通股股份(「普通股」)股息。(2001年：無)

根據本公司組織章程細則，普通股之股息將不被派發直至本公司之3¼%可贖回累計可換股優先股(「優先股」)之累計與本期股息全數支付。

於2002年12月31日，累計(但未宣派的)固定優先股股息為92,236,000港元，該累計股息由1998年10月7日起不會計算利息。

董事會報告(續)

財務資料概要

本集團於過去五個財政年度之業績及資產與負債(摘錄自經審核財務報告，並經適當之重新分類)之概要如下：

業績

	截至12月31日止年度				
	2002年	2001年	2000年	1999年	1998年
	千港元	千港元	千港元	千港元	千港元
營業額					
持續經營業務	**4,659,956**	4,956,992	2,576,377	3,057,940	3,584,206
終止中／已終止業務	**2,077,069**	2,314,526	2,371,607	2,301,502	2,696,694
	6,737,025	7,271,518	4,947,984	5,359,442	6,280,900
扣除財務費用後之經營溢利／(虧損)	**356,614**	592,694	(1,168,591)	(2,463,046)	(1,924,761)
應佔一間共同控制企業溢利	**62,320**	39,320	15,397	10,603	13,526
應佔聯營公司溢利減虧損	**111,208**	28,332	8,298	51,318	(19,402)
	530,142	660,346	(1,144,896)	(2,401,125)	(1,930,637)
除税前溢利／(虧損)					
持續經營業務	**452,862**	652,975	(662,255)	(2,269,201)	(2,094,987)
終止中／已終止業務	**77,280**	7,371	(482,641)	(131,924)	164,350
	530,142	660,346	(1,144,896)	(2,401,125)	(1,930,637)
税項					
持續經營業務	**(96,058)**	(119,108)	(107,630)	(45,859)	(56,309)
終止中／已終止業務	**(17,234)**	(11,542)	(19,448)	(5,706)	(11,494)
	(113,292)	(130,650)	(127,078)	(51,565)	(67,803)
未計少數股東權益前溢利／(虧損)	**416,850**	529,696	(1,271,974)	(2,452,690)	(1,998,440)
少數股東權益	**(135,742)**	(244,154)	(84,328)	75,337	(21,219)
股東應佔經營淨溢利／(虧損)	**281,108**	285,542	(1,356,302)	(2,377,353)	(2,019,659)

董事會報告(續)

財務資料概要(續)

資產與負債

	於12月31日				
	2002年	2001年	2000年	1999年	1998年
	千港元	千港元	千港元	千港元	千港元
固定資產	**9,860,868**	10,364,378	10,826,482	6,725,972	7,730,038
發展中物業	**69,600**	173,147	406,956	537,568	783,756
投資物業	**2,289,280**	2,332,118	2,894,255	3,234,067	3,510,396
淨商譽	**(130,411)**	(104,209)	—	—	—
佔一間共同控制企業權益	**1,019,064**	972,344	929,662	872,157	867,684
佔聯營公司權益	**423,617**	641,163	604,003	592,155	568,119
合作企業	**135,345**	245,598	245,725	324,878	459,736
無形資產	**13,628,236**	14,123,023	14,622,619	35,000	37,000
其他資產	**4,950,567**	4,630,970	5,387,077	4,579,090	5,894,337
資產總值	**32,246,166**	33,378,532	35,916,779	16,900,887	19,851,066
債券	**(417,085)**	(650,179)	(1,313,906)	(1,244,404)	(1,180,880)
浮息票據	**(245,282)**	(382,349)	(826,726)	(823,811)	(819,804)
其他貸款及負債	**(19,625,306)**	(20,556,930)	(22,325,476)	(8,383,068)	(9,712,429)
遞延税項	**(2,285)**	(2,285)	(2,285)	(2,739)	(2,739)
負債總值	**(20,289,958)**	(21,591,743)	(24,468,393)	(10,454,022)	(11,715,852)
少數股東權益	**(2,540,825)**	(2,669,292)	(2,931,253)	(1,923,991)	(1,982,012)
資產淨值	**9,415,383**	9,117,497	8,517,133	4,522,874	6,153,202

董事會報告(續)

固定資產及投資物業

年內，本公司及本集團固定資產及投資物業之變動詳情分別載於財務報告附註14及附註16。

發展中物業

年內，本集團發展中物業之變動詳情載列於財務報告附註15。

普通股股本、優先股股本及購股權

年內，本公司普通股股本、優先股股本及購股權之變動詳情載列於財務報告附註43。

根據本公司與廣東控股有限公司於2000年12月22日訂立一項附加獎勵協議(「附加獎勵協議」)，本公司有責任於2003年12月21日及東深供水項目第四期擴建之改造工程(「第四期改造工程」)完成時(預計於2004年年中完成)之較後者，發行264,000,000股普通股予廣東控股有限公司。擬發行之普通股詳情載列於財務報告附註45(b)。

股份溢價賬及儲備

年內，本公司及本集團股份溢價賬及儲備之變動詳情載列於財務報告附註45。

可供分派儲備

於2002年12月31日，本公司按公司條例第79B條之規定計算，並無可供分派之儲備。

慈善捐款

年內，本集團作慈善用途之捐款共483,963港元(2001年：63,000港元)。

董事會報告(續)

本公司及相聯法團之購股權

因本公司年內採用會計實務準則第34號「僱員福利」(定義見財務報告附註3)的有關本公司及相聯法團之購股權計劃的詳細資料載列於財務報告附註44。

在評估於2002年12月31日止年度授出之購股權的理論總值時,已採用柏力克 — 舒爾斯期權定價模式。

截至2002年12月31日止年內授出的購股權

(I) 授出日期 : 2002年5月7日
歸屬期 : 2002年5月7日 — 2002年11月7日
行使期 : 2002年11月8日 — 2007年11月7日
行使價 : 港幣0.814元

	購股權數目於2002年5月7日	購股權價值於2002年5月7日 港幣(元)	購股權數目於2002年12月31日	購股權價值於2002年12月31日 港幣(元)
		(註(2))		(註(3))
承授人:				
武捷思	9,000,000	3,780,000	9,000,000	3,870,000
李文岳	9,000,000	3,780,000	9,000,000	3,870,000
陳祖澤	1,000,000	420,000	1,000,000	430,000
李國寶	1,000,000	420,000	1,000,000	430,000
鄭慕智	1,000,000	420,000	1,000,000	430,000
馮華健	1,000,000	420,000	1,000,000	430,000
叶旭全	9,000,000	3,780,000	9,000,000	3,870,000
李偉強	1,500,000	630,000	1,500,000	645,000
張亞平	9,000,000	3,780,000	9,000,000	3,870,000
翟治明	1,000,000	420,000	1,000,000	430,000
王萬均	1,500,000	630,000	1,500,000	645,000
古樹南	1,000,000	420,000	1,000,000	430,000
王小峰	1,000,000	420,000	1,000,000	430,000
僱員(總數)	14,300,000	6,006,000	13,800,000	5,934,000
合共:	60,300,000	25,326,000	59,800,000	25,714,000

董事會報告（續）

本公司及相聯法團之購股權（續）

備註：

(1) 本公司股份於購股權授出日之前一日的收市價為港幣0.81元。

(2) 按照柏力克 — 舒爾斯期權價格模式[a]及採用以下之假設數據計算，購股權於2002年5月7日（即購股權授出之日）約值港幣25,326,000元。

無風險利率	：	4.82%，為2002年5月7日交易的5年期外匯基金票據的大約孳息。
預期波幅	：	50.9%，為本公司股份自2001年5月7日至2002年5月7日的收市價的年波幅率。
預期股息率	：	沒有
購股權的預期有效年期	：	5.5年
假設	：	購股權於有效期內的預期波幅與本公司股價於2001年5月7日至2002年5月7日期內之波幅並沒有實質的分別。

(3) 按照柏力克 — 舒爾斯期權價格模式[a]及採用以下之假設數據計算，購股權於2002年12月31日約值港幣25,714,000元。

無風險利率	：	3.21%，為2002年12月31日交易的5年期外匯基金票據的大約孳息。
預期波幅	：	39.5%，為本公司股份自2001年12月31日至2002年12月31日的收市價的年波幅率。
預期股息率	：	沒有
購股權的預期有效年期	：	4.85年
假設	：	購股權於有效期內的預期波幅與本公司股價於2001年12月31日至2002年12月31日期內之波幅並沒有實質的分別。

(4) 到期前遭沒收的購股權（如有）均當作失效購股權處理，即是將有關購股權的數目撥回納入有關的購股權計劃可予發行的股份數目內。

[a] 按照柏力克 — 舒爾斯期權價格模式的設計旨在評估那些無授出限制且可以自由轉讓並公開買賣期權的合理價值，該期權定價模式只為眾多期權定價模式中較為普遍的一種，購股期權的價值亦須視乎若干主觀假定之數據而計算出不同之估值。任何主觀假設之數據倘出現變動，將會對合理價值之估計造成重大的影響。

董事會報告(續)

本公司及相聯法團之購股權(續)

(II) 授出日期 : 2002年6月3日

歸屬期 : 2002年6月3日 — 2002年12月20日

行使期 : 2002年12月21日 — 2007年6月3日

行使價 : 港幣0.816元

	購股權數目 於2002年 6月3日	購股權價值 於2002年 6月3日 港幣(元)	購股權數目 於2002年 12月31日	購股權價值 於2002年 12月31日 港幣(元)
		(註(2))		(註(3))
承授人:				
顧問	31,393,939	11,929,697	31,393,939	13,185,454

備註:

(1) 本公司股份於購股權授出日之前一日的收市價為港幣0.81元。

(2) 按照柏力克 — 舒爾斯期權價格模式[a]及採用以下之假設數據計算,購股權於2002年6月3日(即購股權授出之日)約值港幣11,929,697元。

無風險利率	:	4.80%,為2002年6月3日交易的5年期外匯基金票據的大約孳息。
預期波幅	:	47.5%,為本公司股份自2001年6月3日至2002年6月3日的收市價的年波幅率。
預期股息率	:	沒有
購股權的預期有效年期	:	5年
假設	:	購股權於有效期內的預期波幅與本公司股價於2001年6月3日至2002年6月3日期內之波幅並沒有實質的分別。

董事會報告(續)

本公司及相聯法團之購股權(續)

(3) 按照柏力克 — 舒爾斯期權價格模式[a]及採用以下之假設數據計算，購股權於2002年12月31日約值港幣13,185,454元。

無風險利率	:	3.21%，為2002年12月31日交易的5年期外匯基金票據的大約孳息。
預期波幅	:	39.5%，為本公司股份自2001年12月31日至2002年12月31日的收市價的年波幅率。
預期股息率	:	沒有
購股權的預期有效年期	:	4.42年
假設	:	購股權於有效期內的預期波幅與本公司股價於2001年12月31日至2002年12月31日期內之波幅並沒有實質的分別。

(4) 到期前遭沒收的購股權(如有)均當作失效購股權處理，即是將有關購股權的數目撥回納入有關的購股權計劃可予發行的股份數目內。

[a] 按照柏力克 — 舒爾斯期權價格模式的設計旨在評估那些無授出限制且可以自由轉讓並公開買賣期權的合理價值，該期權定價模式只為眾多期權定價模式中較為普遍的一種，購股期權的價值亦須視乎若干主觀假定之數據而計算出不同之估值。任何主觀假設之數據倘出現變動，將會對合理價值之估計造成重大的影響。

董事會報告(續)

本公司及相聯法團之購股權(續)

(III) 授出日期 : 2002年12月4日
歸屬期 : 2002年12月4日 — 2003年3月4日
行使期 : 2003年3月5日 — 2008年3月4日
行使價 : 港幣0.96元

	購股權數目 於2002年 12月4日	購股權價值 於2002年 12月4日 港幣(元)	購股權數目 於2002年 12月31日	購股權價值 於2002年 12月31日 港幣(元)
		(註(2))		(註(3))
承授人:				
武捷思	6,000,000	2,340,000	6,000,000	2,340,000
李文岳	6,000,000	2,340,000	6,000,000	2,340,000
張　輝	5,000,000	1,950,000	5,000,000	1,950,000
陳祖澤	1,000,000	390,000	1,000,000	390,000
李國寶	1,000,000	390,000	1,000,000	390,000
鄭慕智	1,000,000	390,000	1,000,000	390,000
馮華健	1,000,000	390,000	1,000,000	390,000
叶旭全	6,000,000	2,340,000	6,000,000	2,340,000
李偉強	1,500,000	585,000	1,500,000	585,000
張亞平	6,000,000	2,340,000	6,000,000	2,340,000
翟治明	1,000,000	390,000	1,000,000	390,000
王萬均	1,500,000	585,000	1,500,000	585,000
古樹南	1,000,000	390,000	1,000,000	390,000
王小峰	1,000,000	390,000	1,000,000	390,000
僱員(總數)	67,900,000	26,481,000	67,900,000	26,481,000
合共:	106,900,000	41,691,000	106,900,000	41,691,000

董事會報告(續)

本公司及相聯法團之購股權(續)

備註：

(1) 本公司股份於購股權授出日之前一日的收市價為港幣0.96元。

(2) 按照柏力克 — 舒爾斯期權價格模式[a]及採用以下之假設數據計算，購股權於2002年12月4日(即購股權授出之日)約值港幣41,691,000元。

無風險利率	:	3.59%，為2002年12月4日交易的5年期外匯基金票據的大約孳息。
預期波幅	:	39.0%，為本公司股份自2001年12月4日至2002年12月4日的收市價的年波幅率。
預期股息率	:	沒有
購股權的預期有效年期	:	5.25年
假設	:	購股權於有效期內的預期波幅與本公司股價於2001年12月4日至2002年12月4日期內之波幅並沒有實質的分別。

(3) 按照柏力克 — 舒爾斯期權價格模式[a]及採用以下之假設數據計算，購股權於2002年12月31日約值港幣41,691,000元。

無風險利率	:	3.21%，為2002年12月31日交易的5年期外匯基金票據的大約孳息。
預期波幅	:	39.5%，為本公司股份自2001年12月31日至2002年12月31日的收市價的年波幅率。
預期股息率	:	沒有
購股權的預期有效年期	:	5.17年
假設	:	購股權於有效期內的預期波幅與本公司股價於2001年12月31日至2002年12月31日期內之波幅並沒有實質的分別。

(4) 到期前遭沒收的購股權(如有)均當作失效購股權處理，即是將有關購股權的數目撥回納入有關的購股權計劃可予發行的股份數目內。

[a] 按照柏力克 — 舒爾斯期權價格模式的設計旨在評估那些無授出限制且可以自由轉讓並公開買賣期權的合理價值，該期權定價模式只為眾多期權定價模式中較為普遍的一種，購股期權的價值亦須視乎若干主觀假定之數據而計算出不同之估值。任何主觀假設之數據倘出現變動，將會對合理價值之估計造成重大的影響。

本公司董事持有購股權詳情載列於本報告「董事之證券權益」內。

董事會報告(續)

購買股份或債券的安排

除本報告「本公司及相聯法團之購股權」一節及「董事之證券權益」一節與財務報告附註44內所披露者外，於年內之任何時間，本公司、其控股公司或其任何附屬公司或相聯公司概無參與任何安排，致使本公司之董事或其配偶或18歲以下子女藉以透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

董事

本年內及截至本報告日期止本公司之董事為：

武捷思(名譽董事長)	
李文岳(主席)	
張輝(董事總經理)	(於2002年10月28日獲委任為董事，及於2002年12月5日獲委任為董事總經理)
張亞平	(於2002年12月5日辭任董事總經理，惟繼續留任為董事)
*陳祖澤	
*李國寶	
*鄭慕智	
*馮華健	
叶旭全	
王萬鈞	
李偉強	
古樹南	
翟治明	(於2002年1月18日獲委任)
王小峰	(於2002年1月18日獲委任)
禹來	(於2003年2月25日獲委任)
蘇群	(於2002年1月18日辭任)
鍾光超	(於2002年5月31日退任)

* 獨立非執行董事

張輝先生及禹來先生分別於2002年10月28日及2003年2月25日獲委任為本公司董事，根據本公司之組織章程細則第73條規定，彼等只任職至即將舉行之股東週年大會，而彼等符合資格，並願膺選連任。

董事會報告(續)

董事(續)

依據本公司之組織章程細則第77條規定,武捷思先生、鄭慕智先生、馮華健先生及張亞平先生即將退任,武捷思先生、鄭慕智先生、馮華健先生及張亞平先生表示願意於即將舉行之股東週年大會上膺選連任。

本公司之獨立非執行董事鄭慕智先生及馮華健先生及非執行董事張亞平先生願意膺選及如獲重選,其任期將由重選日起至(i)本公司於2006年召開的股東週年大會結束及(ii)2006年6月30日之較早日期;或直至按照本公司之組織章程細則及/或其他適用法例及規定而需要提早退任為止。

本公司截至本報告日期止之董事簡介載於本年報第33頁至第39頁。

董事之服務合約

擬於即將舉行之股東週年大會上重選連任的董事,概無訂立不可於一年內為本集團終止而不用作出賠償(法定賠償除外)的服務合約。

董事於重大合約之權益

各董事於本公司或其任何附屬公司於本年內或於2002年12月31日所訂立之重大合約中概無直接或間接擁有任何實際權益。

董事於競爭業務中之權益

本公司之董事武捷思先生、李文岳先生及叶旭全先生,亦為廣東粵港投資控股有限公司(「粵港投資」)及廣東控股有限公司之董事。而本公司之董事李偉強先生、張亞平先生及翟治明先生,亦為廣東控股有限公司之董事。廣東控股有限公司則為粵港投資之全資附屬公司。粵港投資及其附屬公司(不包括本集團)(「粵港投資集團」)之部份業務包括地產、酒店、基建、啤酒釀造、供水項目投資及財務借貸,粵港投資集團之上述業務範圍與本集團若干之業務範圍可能互有相同或類似,但本公司董事相信粵港投資集團之業務不會直接或間接與本集團之業務構成重大的競爭。

董事會報告（續）

董事之證券權益

於2002年12月31日，本公司董事於本公司及其相聯法團之股本證券或債務證券（按證券（披露權益）條例（「披露權益條例」）之釋義）中擁有根據披露權益條例第29條本公司須列入其存置之登記冊或根據香港聯交所證券上市規則（「上市規則」）上市公司董事進行證券交易的標準守則須知會本公司及香港聯合交易所有限公司（「香港聯交所」）之權益如下：

I. 於股份之權益

(i) *本公司*

董事姓名	權益類別	所持普通股數目
古樹南	個人	76,000

(ii) *Guangdong Brewery Holdings Limited（粵海啤酒集團有限公司）*

董事姓名	權益類別	所持股份數目
李文岳	家族 *	400,000

* 由李文岳之配偶持有

(iii) *廣南（集團）有限公司*

董事姓名	權益類別	所持股份數目
李國寶	個人	150,000

董事會報告(續)

董事之證券權益(續)

II. 於普通股購股權之權益

董事姓名	2002年1月1日持有購股權數目	年內授予之購股權 授出日期	年內授予之購股權 授出數目	行使購股權之期限	授出購股權之總代價 港元	行使購股權時須支付之每股普通股價格 港元	年內已行使購股權數目	2002年12月31日持有購股權數目
武捷思	12,000,000	—	—	02.05.2002–01.05.2007	—	0.74	—	12,000,000
	—	07.05.2002	9,000,000	08.11.2002–07.11.2007	—	0.814	—	9,000,000
	—	04.12.2002	6,000,000	05.03.2003–04.03.2008	1	0.96	—	6,000,000
李文岳	12,000,000	—	—	11.02.2002–10.02.2007	—	0.5312	—	12,000,000
	—	07.05.2002	9,000,000	08.11.2002–07.11.2007	—	0.814	—	9,000,000
	—	04.12.2002	6,000,000	05.03.2003–04.03.2008	1	0.96	—	6,000,000
張輝	—	04.12.2002	5,000,000	05.03.2003–04.03.2008	1	0.96	—	5,000,000

董事會報告(續)

董事之證券權益(續)

II. 於普通股購股權之權益(續)

董事姓名	2002年1月1日持有購股權數目	年內授予之購股權 授出日期	年內授予之購股權 授出數目	行使購股權之期限	授出購股權之總代價 港元	行使購股權時須支付之每股普通股價格 港元	年內已行使購股權數目	2002年12月31日持有購股權數目
陳祖澤	1,000,000	—	—	02.05.2002－01.05.2007	—	0.74	—	1,000,000
	—	07.05.2002	1,000,000	08.11.2002－07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003－04.03.2008	1	0.96	—	1,000,000
李國寶	1,000,000	—	—	02.05.2002－01.05.2007	—	0.74	—	1,000,000
	—	07.05.2002	1,000,000	08.11.2002－07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003－04.03.2008	1	0.96	—	1,000,000
鄭慕智	1,000,000	—	—	02.05.2002－01.05.2007	—	0.74	—	1,000,000
	—	07.05.2002	1,000,000	08.11.2002－07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003－04.03.2008	1	0.96	—	1,000,000

董事會報告(續)

董事之證券權益(續)

II. 於普通股購股權之權益(續)

董事姓名	2002年1月1日持有購股權數目	年內授予之購股權 授出日期	授出數目	行使購股權之期限	授出購股權之總代價 港元	行使購股權時須支付之每股普通股價格 港元	年內已行使購股權數目	2002年12月31日持有購股權數目
馮華健	1,000,000	—	—	02.05.2002–01.05.2007	—	0.74	—	1,000,000
	—	07.05.2002	1,000,000	08.11.2002–07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003–04.03.2008	1	0.96	—	1,000,000
叶旭全	12,000,000	—	—	11.02.2002–10.02.2007	—	0.5312	—	12,000,000
	—	07.05.2002	9,000,000	08.11.2002–07.11.2007	—	0.814	—	9,000,000
	—	04.12.2002	6,000,000	05.03.2003–04.03.2008	1	0.96	—	6,000,000
李偉強	1,500,000	—	—	02.05.2002–01.05.2007	—	0.74	—	1,500,000
	—	07.05.2002	1,500,000	08.11.2002–07.11.2007	—	0.814	—	1,500,000
	—	04.12.2002	1,500,000	05.03.2003–04.03.2008	1	0.96	—	1,500,000
張亞平	12,000,000	—	—	11.02.2002–10.02.2007	—	0.5312	—	12,000,000
	—	07.05.2002	9,000,000	08.11.2002–07.11.2007	—	0.814	—	9,000,000
	—	04.12.2002	6,000,000	05.03.2003–04.03.2008	1	0.96	—	6,000,000

董事會報告(續)

董事之證券權益(續)

II. 於普通股購股權之權益(續)

董事姓名	2002年1月1日持有購股權數目	年內授予之購股權 授出日期	授出數目	行使購股權之期限	授出購股權之總代價 港元	行使購股權時須支付之每股普通股價格 港元	年內已行使購股權數目	2002年12月31日持有購股權數目
翟治明	—	07.05.2002	1,000,000	08.11.2002–07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003–04.03.2008	1	0.96	—	1,000,000
王萬鈞	1,500,000	—	—	11.02.2002–10.02.2007	—	0.5312	500,000	1,000,000
	—	07.05.2002	1,500,000	08.11.2002–07.11.2007	—	0.814	—	1,500,000
	—	04.12.2002	1,500,000	05.03.2003–04.03.2008	1	0.96	—	1,500,000
古樹南	1,000,000	—	—	02.05.2002–01.05.2007	—	0.74	—	1,000,000
	—	07.05.2002	1,000,000	08.11.2002–07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003–04.03.2008	1	0.96	—	1,000,000
王小峰	—	07.05.2002	1,000,000	08.11.2002–07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003–04.03.2008	1	0.96	—	1,000,000

備註： 如購股權行使期最後一日並非香港之營業日，購股權行使期將於該日期前之營業日下午五時零一分到期(香港時間)。

董事會報告(續)

董事之證券權益(續)

除上述所披露者外,於2002年12月31日,各董事或彼等之聯繫人士概無於本公司或其任何相聯法團(定義見披露權益條例)之股本證券或債務證券中擁有任何個人、家族、公司或其他權益,而該等權益為(i)根據披露權益條例第28條規定通知本公司及香港聯交所(包括根據披露權益條例第31條或附表第一部份彼等被視為或當作擁有之權益),(ii)根據披露權益條例第29條規定記錄於該條例所指之登記冊內,(iii)根據上市規則附錄十上市公司董事進行證券交易的標準守則通知本公司及香港聯交所。

除上述所披露者外,本公司或其任何相聯法團並無於本報告期內授出以認購本公司或其任何相聯法團股本證券或債務證券之任何權利予本公司任何董事或行政人員或彼等之配偶或18歲以下子女,而該等人士亦無於本報告期內行使有關權利。

主要股東

於2002年12月31日,按本公司根據披露權益條例第16(1)條規定而備存之權益登記冊內之記錄,下列股東持有本公司已發行普通股股本10%或以上之權益:

股東名稱	所持普通股數目	股權概約百分比
廣東粵港投資控股有限公司	2,984,584,738	57.81%
廣東控股有限公司	2,984,584,738	57.81%
Guangdong Trust Ltd.(粵海信托有限公司)	578,762,146	11.21%

備註:

1. 廣東粵港投資控股有限公司所持本公司之實際權益乃通過其100%直接控股之廣東控股有限公司而持有。

2. 上述廣東控股有限公司之權益已包括通過其全資附屬公司 Guangdong Trust Ltd.(粵海信托有限公司)持有之實際權益。

董事會報告(續)

與其控股股東或其附屬公司簽訂之重大合約

下列為本公司及其控股公司於年內簽訂之重大合約：

(i) 於2002年8月7日及2002年8月19日，董事會建議修訂本公司組織章程細則第5A條所詳述有關本公司股本中每股面值1美元(已繳股款價值為1,000美元)的優先股條款。而董事會特別對優先股條款建議修改如下：

(a) 訂立認沽期權，准許持有一股或以上的優先股持有人(視乎情況而定)自2002年10月1日(包括該日)起至2002年10月31日(不包括該日)止期間內要求(倘其有意)廣東控股有限公司以相等於已繳股款價值1,000美元的135%的價格購買其持有的部份或所有優先股(視乎情況而定)(「認沽期權」)；

(b) 訂立認購期權，准許廣東控股有限公司自2002年9月17日(包括該日)起至2003年1月31日(不包括該日)止期間內要求全數(但非部份)優先股持有人以相等於已繳股款價值1,000美元的135%的價格將彼等所持的優先股全數(但非部份)出售予廣東控股有限公司(「認購期權」)；及

(c) 訂立股息變動，據此，自2003年4月8日起至2004年4月7日止年度的優先股股息率由贖回金額的每年9.60%調低至每年6.60%。

優先股及普通股持有人於2002年9月16日批准認沽期權及認購期權。同日，本公司有85,949股已發行及尚未行使的優先股，其已繳股款價值為85,949,000美元。廣東控股有限公司根據認沽期權及認購期權於2003年2月8日完成收購所有優先股，並成為優先股的唯一最終持有人。

(ii) 廣東控股有限公司與本公司於2002年12月27日簽訂貸款協議，向本公司提供一項無抵押貸款，金額為568,000,000港元，年息率為香港銀行間同業拆放年利率加1%，還款期為該貸款提款日起計三年。該貸款額中152,964,000港元於2003年1月及2月已償還，餘額於2003年3月31日本集團出售其若干資產的全部權益的交易完成時全數對沖及償還，詳情載於財務報告附註第6(a)條。

董事會報告(續)

購買、出售或贖回上市證券

年內，除以下所列外，本公司或其任何附屬公司並無購買、出售或贖回本公司任何於香港聯交所上市的證券：

(i) 於年內，本公司按購股權計劃以每股0.5312港元向若干購股權持有人發行29,400,000股普通股，現金總代價為15,617,280港元；及

(ii) 根據附加獎勵協議，本公司承諾倘若由2000年12月22日起五年(「附加獎勵期」)廣東粵港供水有限公司(「供水公司」)能完成若干附加獎勵協議所訂下之指標，則每年配發及發行予廣東控股有限公司66,000,000股普通股(股數可予調整總數最高達330,000,000股普通股)。由於供水公司已達到附加獎勵協議所訂定的附加獎勵期首四年的指標，本公司因此根據附加獎勵協議有責任於2003年12月21日及第四期改造工程完成時(預期於2004年年中完成)之較後者，配發及發行264,000,000股普通股予廣東控股有限公司。至於進一步發行額外股份則視乎供水公司可否在來年完成附加獎勵協議所訂定之指標。

於本年度內，本公司或其任何附屬公司概無購買、出售或贖回本公司於盧森堡交易所上市的證券，包括優先股、2005有擔保債券(定義見財務報告附註37)及修訂2001票據(定義見財務報告附註38)；且本公司的優先股並無以贖回方式轉換為普通股。

主要客戶及供應商

回顧年內，本集團向首五大客戶銷貨之營業額佔全年總銷售額之51.63%，其中最大客戶銷貨之營業額則佔36.64%，而向首五大供應商購貨之採購額低於全年總採購額之30%。

本公司董事、其聯繫人或任何股東(據董事會所知擁有本公司股本5%或以上)概無於本集團首五大客戶佔有任何權益。

結算日後事項

於結算日後發生之重大事項載於財務報告附註53。

董事會報告(續)

公司管治

董事會

董事會現由十五名董事組成，其中四名為獨立非執行董事，具有上市規則規定的獨立身份。在本年度內，董事會先後共召開九次全體會議，董事的平均出席率約57%。

根據本公司之組織章程細則，所有董事必須於其出任董事首年的股東週年大會上退任再選，並於其後每年股東週年大會上，按三分之一(或最接近的數目，惟不得多於三分之一)的比例輪值退任，並可膺選連任。每一位非執行董事的委任，均訂明任期。

審核委員會

本公司按上市規則附錄十四最佳應用守則(「最佳應用守則」)於1998年9月成立了審核委員會(「審核委員會」)，成員包括所有本公司的獨立非執行董事。該審核委員會的首要職責包括審議本公司財務報告的完整、準確及公正程度及內部監察機制的效用。

本年度內已舉行了兩次審核委員會定期會議。此外，根據香港會計師公會「公司管治工作小組轄下審核委員會專責小組」編制的「成立審核委員會指引」，審核委員會舉行了一次與核數師但沒有執行董事出席的內務會議。

內部審計

本公司設有稽核部，專責集團內部稽核，對本集團各公司經營、財務及管治活動進行較全面的檢查、監督與評價，提出意見與建議，直接向董事會主席匯報，定期提交稽核報告，並呈交審核委員會審閱。

董事會報告(續)

公司管治(續)

管理及經營監督

本集團已制定了多項監督本集團各階層公司經營機制的制度，其中包括：

(i) 嚴禁設立賬外資產；

(ii) 加強董事會對管理階層的監督；

(iii) 充份發揮董事長、總經理與財務總監之間相互制約和監管作用；及

(iv) 嚴格管理對外投資、貸款和擔保。

最佳應用守則

本年度內，本公司遵守最佳應用守則的規定。

修訂計算方法

本公司上市規則第十四章之採用

上市規則第十四章要求上市公司對若干類別之交易予以披露，發出致股東通函及於報章刊登公佈，若干重大交易或與關連人士(定義見上市規則)之交易須取得股東之事先批准，而若干類別之交易則完全不受披露或須取得批准之限制。

按本集團於2001年12月31日發表經審核年度賬目(及截至2002年6月30日止6個月的未經審核中期報告(「中期報告」)，有形資產淨值為負數。同樣地，誠如本公司2002年4月29日的公佈陳述(已按2002年9月26日的中期報告資產負債表調整)，有形資產為負數之出現，並非由現行財政年度及／或以往財政年度之日常及一般業務營運虧損所產生。

董事會報告(續)

修訂計算方法(續)

本公司上市規則第十四章之採用(續)

如上所述,鑑於本集團之有形資產淨值為負數,倘須要運用其有形資產淨值或資產淨值作比較時,本公司要全面遵守上市規則之規定可能出現困難。因此,本公司已向香港聯交所申請並獲得香港聯交所寬免採用下述上市規則之若干規定。

批准

本公司的申請於2002年4月16日獲得香港聯交所批准(「該批准」)在運用「資產測試」(定義見上市規則第14.09(1)條)及「代價測試」(定義見上市規則第14.09(3)條)(合稱「有關測試」)時,可採用(i)最低豁免規定(詳情見香港聯交所於2001年5月3日之公佈)(ii)經修訂計算方法(詳情見香港聯交所於2001年5月3日、2001年8月24日及2001年10月9日之公佈)及(iii)經修訂資產基準(定義見下文及詳情見香港聯交所2001年8月24日及2001年10月9日之公佈)。

該批准的詳情載於本公司2002年4月29日的公佈,而適用於經修訂計算方法及經修訂資產基準的經調整數字刊於本公司2002年9月26日的公佈內。

該批准的有效期由批准發出日期起至本公司下一份年報刊發日期或到期日止(以較早者為準)。

最低豁免規定

最低豁免規定乃本集團在一般及日常業務中按一般商業條款進行(關連交易除外),而每宗代價或價值不超過1,000,000港元的交易可獲考慮給予最低豁免規定,毋須通過有關測試。

董事會報告(續)

修訂計算方法(續)

修訂計算方法 — 按上市規則第14.06、14.09、14.12及14.20條之百份比及金額界限

根據本集團截至2002年6月30日止之公佈未經審核中期賬目,在使用修訂計算方法以釐定按上市規則第14.06、14.09、14.12及14.20條須予公佈交易之類別時,「資產測試」的計算方法為「將予收購或出售的資產之總資產減去無形資產及流動負債」;「代價測試」的計算方法則為「將予收購或出售之資產之代價金額」,有關百份比(如有陳述)金額界限如下:

(i) 比率為5%或以上但低於15%(約825,595,000港元或以上但低於約2,476,784,000港元) — 一般須予披露的交易之規定將予適用;

(ii) 比率為15%或以上但低於25%(約2,476,784,000港元或以上但低於約4,127,973,000港元) — 一般主要交易之規定將予適用;

(iii) 比率為25%或以上(約4,127,973,000港元或以上) — 一般非常重大收購的規定將予適用;及

(iv) 若本公司或其任何附屬公司收購資產(包括證券但不包括現金)的代價包括將發行上市之證券,而比率少於5%(約825,595,000港元),則一般股份交易的規定將予適用。

為免混淆,「盈利測試」及「股本測試」沒有修訂並繼續適用於本集團。

只採用經修訂資產基準,有關規則指定的百份比不變

關於下列上市規則條文所述之「有形資產淨值」或「淨資產」,根據本集團截至2002年6月30日止公佈未經審核中期賬目,將採用修訂計算方法之「經修訂資產測試」的基準,即總資產減去無形資產及流動負債(「經修訂資產基準」),作為計算本集團的淨資產的基準,有關百份比及金額概述如下:

(i) 附錄七A第17(2)段 — 比率為15%(約2,476,784,000港元);

(ii) 附錄七C第16(2)段 — 比率為15%(約2,476,784,000港元);

(iii) 附錄十六第36段 — 比率為15%(約2,476,784,000港元);

董事會報告(續)

修訂計算方法(續)

只採用經修訂資產基準，有關規則指定的百份比不變(續)

(iv) 第13項應用指引第5.1段 — 比率為15%(約2,476,784,000港元)；及

(v) 第15項應用指引第3(e)(ii)段 — 比率為15%(約2,476,784,000港元)。

上市規則第19項應用指引 — 第1.3段

就香港上市規則第19項應用指引第1.3段之條文而言，經修訂資產基準將作為本集團計算淨資產值的基準。

只採用經修訂資產基準，但採用不同百份比

關於下列上市規則條文所述之「有形資產淨值」或「淨資產」，根據本集團截至2002年6月30日止之公佈未經審核中期賬目，將採用經修訂資產基準將作為計算本集團的淨資產，有關百份比及金額概述如下：

(i) 附錄十六第15.2段 — 比率為1%(約165,119,000港元)；

(ii) 附錄十六第23段 — 比率為5%(約825,595,000港元)；

(iii) 第19項應用指引第3.2.1段 — 比率為8%(約1,320,951,000港元)；

(iv) 第19項應用指引第3.2.2段 — 比率為3%(約495,357,000港元)；及

(v) 第19項應用指引第3.3段 — 比率為8%(約1,320,951,000港元)。

董事會報告(續)

修訂計算方法(續)

關連交易

有關關連交易,上市規則第14.24及14.25條所述的有形資產淨值,根據截至本集團2002年6月30日止之公佈未經審核中期賬目,將採用經修訂資產基準。此外,用以釐定披露及或股東批准的要求的百份比及界限將修訂如下:

(i) 第14.24(5)條中的界限改為(a)1,000,000港元;或(b)經修訂資產基準之0.01%(約1,651,000港元)兩者中之較高者;

(ii) 第14.25(1)條中的界限改為(a)10,000,000港元;或(b)經修訂資產基準之1%(約165,119,000港元)兩者中之較高者;及

(iii) 修訂第14.25(2)(b)(i)條之百份比界限為至經修訂資產基準的5%(約825,595,000港元)。

最低豁免規定、條訂計算方法及經條訂基準適用之期限

香港聯交所批准採用上述經修訂測試之有效期至本公司2002年年報的刊發日期或到期日止,以較早者為準。

核數師

安永會計師事務所任滿告退,而於即將舉行之股東週年大會上將提呈一項決議案,續聘彼為本公司之核數師。

承董事會命

李文岳

主席

香港,2003年4月11日

核數師報告



致：**粵海投資有限公司**
（於香港註冊成立之有限公司）
列位股東

本核數師（以下簡稱「我們」）已完成審核載列於第68頁至第208頁按照香港公認會計原則編製的財務報告。

董事及核數師各自之責任

公司條例規定董事須編製真實與公平的財務報告。在編製該等真實與公平的財務報告時，董事必須貫徹採用合適的會計政策。我們的責任是根據我們審核工作的結果，對該等財務報告作出獨立意見，並向股東報告。

意見之基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報告時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充分的憑證，就該等財務報告有否嚴重誤導，作合理的確定。我們在編製意見時已衡量該等財務報告所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為上述的財務報告真實與公平地反映　貴公司及　貴集團於2002年12月31日的財務狀況及　貴集團截至該日止年度的溢利和現金流動狀況，並已按照公司條例妥善編製。

安永會計師事務所
執業會計師

香港
2003年4月11日

綜合損益表

截至2002年12月31日止年度

	附註	2002年 千港元	2001年 千港元
營業額	4		
持續經營業務		**4,659,956**	4,956,992
終止中／已終止業務		**2,077,069**	2,314,526
		6,737,025	7,271,518
銷售成本		**(3,951,985)**	(4,258,508)
毛利		**2,785,040**	3,013,010
其他收入及收益		**148,921**	182,038
銷售及分銷成本		**(223,945)**	(256,819)
行政費用		**(512,986)**	(577,724)
其他經營費用淨額		**(346,381)**	(226,871)
出售幕牆業務之收益	6(d)	**—**	25,534
出售皮革產品業務之收益	6(b)	**636**	—
就終止包裝物料業務而支付之僱員賠償	6(c)	**(552)**	—
經營業務溢利	7	**1,850,733**	2,159,168
財務費用	9	**(1,494,119)**	(1,566,474)
		356,614	592,694
佔一間共同控制企業溢利		**62,320**	39,320
佔聯營公司溢利減虧損		**111,208**	28,332
除税前溢利			
持續經營業務		**452,862**	652,975
終止中／已終止業務		**77,280**	7,371
		530,142	660,346
税項	10		
持續經營業務		**(96,058)**	(119,108)
終止中／已終止業務		**(17,234)**	(11,542)
		(113,292)	(130,650)
未計少數股東權益前溢利		**416,850**	529,696
少數股東權益		**(135,742)**	(244,154)
股東應佔經常性業務純利	45	**281,108**	285,542
每股盈利	13		
— 基本		**3.91港仙**	4.32港仙
— 攤薄後		**3.83港仙**	4.24港仙

綜合資產負債表

2002年12月31日

	附註	2002年 千港元	2001年 千港元
非流動資產			
固定資產	14	**9,860,868**	10,364,378
投資物業	16	**2,289,280**	2,332,118
商譽：			
商譽	21	**835**	1,073
負商譽	21	**(131,246)**	(105,282)
佔一間共同控制企業權益	18	**1,019,064**	972,344
佔聯營公司權益	19	**423,617**	641,163
合作企業	20	**77,340**	191,901
其他財務資產	22	**33,244**	50,245
無形資產	23	**13,628,236**	14,123,023
其他長期資產	24	**1,954,103**	1,428,877
		29,155,341	29,999,840
流動資產			
發展中物業	15	**69,600**	173,147
合作企業欠款	20	**58,005**	53,697
應收貸款	25	**884**	1,424
其他財務資產	22	**151**	17,585
一間關連公司欠款	29	**1,470**	1,601
附屬公司少數股東欠款	30	**8,726**	15,493
同系附屬公司欠款	31	**401**	69,600
直接控股公司欠款	32	—	135
存貨	26	**476,387**	515,373
應收款、預付款項及按金	27	**686,778**	925,890
已抵押銀行存款及結存	28	**17,513**	66,305
現金及等同現金	28	**1,770,910**	1,538,442
		3,090,825	3,378,692

綜合資產負債表（續）

2002年12月31日

	附註	2002年 千港元	2001年 千港元
流動負債			
應付貿易賬項	34	**(292,098)**	(287,289)
應計負債及其他負債		**(941,975)**	(1,036,953)
應付税項		**(19,751)**	(28,628)
欠附屬公司少數股東款項	33	**(405,172)**	(323,684)
欠同系附屬公司款項	31	**(2,635)**	—
欠直接控股公司款項	32	**(1,050)**	(64,069)
銀行及其他計息貸款	35	**(1,034,019)**	(604,112)
		(2,696,700)	(2,344,735)
淨流動資產		**394,125**	1,033,957
總資產減流動負債		**29,549,466**	31,033,797
非流動負債			
銀行及其他計息貸款	35	**(17,034,079)**	(18,420,810)
欠附屬公司少數股東款項	33	**(198,373)**	(265,044)
擔保銀行貸款之準備	41	**(358,521)**	(558,869)
遞延税項	42	**(2,285)**	(2,285)
		(17,593,258)	(19,247,008)
少數股東權益		**(2,540,825)**	(2,669,292)
		9,415,383	9,117,497
股本及儲備			
已發行股本	43	**2,581,857**	2,567,157
儲備	45	**6,833,526**	6,550,340
		9,415,383	9,117,497

李文岳
董事

王萬鈞
董事

綜合權益變動表概要

截至2002年12月31日止年度

	附註	**2002年** **千港元**	2001年 千港元
於1月1日之總股本		**9,117,497**	8,517,133
換算中國內地及海外營運之附屬公司及聯營公司財務報告之滙兑差額，以及並未於綜合損益表確認之收益／（虧損）淨額	45	**(256)**	475
撥回應計股息之調整	45	—	49,096
股東應佔本年度純利	45	**281,108**	285,542
收購一間附屬公司所產生之商譽減值	45	—	15,685
出售時於儲備解除	45		
— 聯營公司		**2,366**	—
— 附屬公司		**(949)**	39,026
於以下各項獲行使時發行新股（包括股份溢價）：			
— 購股權	43	**15,617**	—
— 優先股之換股權		—	210,600
發行股份開支	43	—	(60)
於12月31日之總股本		**9,415,383**	9,117,497

綜合現金流轉表

截至2002年12月31日止年度

	2002年 千港元	2001年 千港元 (重新列賬)
經營業務所得現金流轉		
除稅前溢利	**530,142**	660,346
經下列各項調整：		
財務費用	**1,494,119**	1,566,474
佔一間共同控制企業溢利	**(62,320)**	(39,320)
佔聯營公司溢利減虧損	**(111,208)**	(28,332)
利息收入	**(31,457)**	(60,692)
折舊	**426,100**	461,308
攤銷遞延費用及可再用包裝物料	**11,665**	24,438
攤銷商標	**700**	1,400
攤銷經營權	**493,287**	494,096
攤銷預付租金	**111,009**	111,190
攤銷商譽	**238**	119
投資物業重估虧損	**89,432**	68,129
酒店物業重估虧損／(盈餘)淨額	**(2,763)**	4,196
投資證券之減值	**1,890**	932
重估其他投資之未變現虧損	**2,747**	5,114
商標之減值	—	4,100
發展中物業之減值	**28,800**	22,682
發展中物業之減值虧損之回轉	—	(21,000)
投資於及貸款予聯營公司之減值	—	11,224
投資於一間聯營公司之減值虧損之回轉	—	(3,761)
一間同系附屬公司欠款準備回撥	**(3,207)**	(8,000)
固定資產之減值	**55,343**	39,440
以前已在儲備處理的因收購附屬公司及聯營公司而產生的商譽之減值	—	21,918
已解除綜合的附屬公司之減值虧損之回轉	—	(19,140)
出售附屬公司虧損／(溢利)淨額	**(2,939)**	8,481
出售發展中物業虧損	—	9,079

綜合現金流轉表(續)

截至2002年12月31日止年度

	2002年 千港元	2001年 千港元 (重新列賬)
出售固定資產虧損淨額	**13,857**	20,518
出售一間附屬公司若干權益之虧損	**—**	3,087
合作企業減值準備	**110,253**	—
存貨之準備	**8,327**	10,871
呆賬準備	**40,906**	24,394
為一間附屬公司計劃收縮的業務所付的補償金額	**—**	4,616
確認為收入之負商譽	**(11,003)**	(10,286)
出售一間已解除綜合之附屬公司之收益	**(850)**	—
出售聯營公司之收益淨額	**(34,447)**	—
出售皮革業務之收益	**(636)**	—
出售已終止幕牆業務之收益	**—**	(25,534)
營運資金變動前之經營溢利	**3,157,985**	3,362,087
聯營公司欠款減少	**170,177**	18,349
欠聯營公司款項增加	**—**	47
一間作企業欠款減少	**—**	127
一間共同控制企業欠款(增加)／減少	**7,899**	(6,651)
應收款、預付款項及按金減少	**213,797**	150,714
應收貸款減少	**540**	38,400
其他投資短期部份減少	**17,004**	7,442
存貨減少	**26,504**	288,377
發展中物業增加	**—**	(176,810)
一間關連公司欠款減少	**131**	112
附屬公司少數股東欠款(增加)／減少	**6,767**	(13,541)
應付貿易賬項、應計負債及其他負債減少	**(121,235)**	(835,627)
欠附屬公司少數股東款項增加／(減少)	**14,817**	(12,799)
已解除綜合之附屬公司欠款減少	**—**	10,953
直接控股公司欠款增加	**1,185**	(135)
欠直接控股公司款項(增加)／減少	**(60,906)**	64,069
應收同系附屬公司款項減少	**1,063**	—
應付同系附屬公司款項增加	**2,635**	—

綜合現金流轉表（續）

截至2002年12月31日止年度

	附註	2002年 千港元	2001年 千港元 （重新列賬）
經營業務所得現金		**3,438,363**	2,895,114
已收利息		**31,457**	67,889
已付利息		**(1,264,677)**	(1,621,521)
有關修改相關的掉期協議及 粵港供水控股集團因債務再融資的財務費用		**(249,120)**	—
融資租賃之利息部分		**—**	(268)
已收聯營公司之股息		**102,448**	1,412
已付予少數股東之股息		**(213,338)**	(232,440)
已付香港利得稅		**(5,341)**	(4,134)
已付中國內地稅項		**(92,179)**	(161,955)
經營業務所得現金流入淨額		**1,747,613**	944,097
投資活動所得現金			
購買固定資產		**(107,034)**	(135,028)
添置其他長期資產		**(613,894)**	(477,180)
收購時原存款日起計算多於三個月到期之無抵押 銀行存款之減少		**952**	45,281
增購附屬公司權益		**(22,256)**	(42,521)
投資證券回饋之資本額		**12,461**	18,930
同系附屬公司還款		**71,343**	49,871
出售附屬公司	46(b)	**26,001**	317,413
出售固定資產所得收入		**107,525**	319,873
出售投資物業所得收入		**1,649**	3,000
出售聯營公司所得收入		**39,201**	—
出售發展中物業所得收入		**74,711**	—
已抵押銀行存款及結存減少／（增加）	46(a)	**57,153**	(41)
投資業務現金流入／（流出）淨額		**(352,188)**	99,598

綜合現金流轉表（續）

截至2002年12月31日止年度

	2002年 千港元	2001年 千港元 （重新列賬）
融資所得現金		
發行新普通股份所得收入	**15,617**	—
發行股份費用	—	(60)
少數股東注入的股本	—	1,794
新增銀行貸款	**13,749,606**	1,414,855
直接控股公司貸款	**510,219**	113,241
償還銀行貸款	**(2,283,830)**	(1,933,637)
償還可轉讓貸款票據	**(148,106)**	(100,568)
贖回浮動利率票據	**(137,067)**	(150,482)
償還應付票據及粵港控股債務	**(12,394,956)**	(405,620)
贖回債券	**(233,094)**	(235,010)
償還擔保銀行貸款之準備	**(200,348)**	(191,950)
一間聯營公司償還銀行貸款	**(37,690)**	—
融資租賃租金付款之資本部分	—	(179)
因融資產生之現金流出淨額	**(1,159,649)**	(1,487,616)
現金及等同現金之增加／（減少），淨額	**235,776**	(443,921)
期初之現金及等同現金	**1,534,634**	1,978,311
外幣滙率變動之影響淨額	—	244
年終之現金及等同現金	**1,770,410**	1,534,634
現金及等同現金結存之分析		
現金及銀行結存	**1,400,275**	1,254,119
收購時原存款日起計算少於三個月到期之 無抵押銀行存款	**370,135**	282,871
銀行透支	—	(2,356)
	1,770,410	1,534,634

資產負債表

2002年12月31日

	附註	2002年 千港元	2001年 千港元
非流動資產			
固定資產	14	**5,887**	9,557
佔附屬公司權益	17	**9,041,124**	9,362,317
佔聯營公司權益	19	**115,152**	89,583
其他長期資產	24	**154**	2,584
		9,162,317	9,464,041
流動資產			
其他財務資產	22	—	17,338
一間關連公司欠款	29	**1,470**	1,601
同系附屬公司欠款	31	**40**	13,002
應收款、預付款項及按金		**6,112**	88,761
現金及等同現金	28	**469,101**	149,102
		476,723	269,804
流動負債			
欠直接控股公司之款項	32	**(387)**	—
應計負債及其他負債		**(53,415)**	(49,998)
銀行及其他計息貸款	35	**(294,518)**	(2,356)
		(348,320)	(52,354)
淨流動資產		**128,403**	217,450
總資產減流動負債		**9,290,720**	9,681,491
非流動負債			
銀行及其他計息貸款	35	**(1,539,827)**	(2,010,508)
擔保銀行貸款之準備	41	**(358,521)**	(558,869)
		7,392,372	7,112,114
股本及儲備			
已發行股本	43	**2,581,857**	2,567,157
儲備	45	**4,810,515**	4,544,957
		7,392,372	7,112,114

李文岳
董事

王萬鈞
董事

財務報告附註

2002年12月31日

1、 企業資料

於本年度內，本集團主要從事投資控股，物業持有及投資，發展供出售物業，基建及能源項目投資，供水至香港及位於中華人民共和國內地（「中國」或「中國內地」）之深圳及東莞的業務，酒店持有、營運及管理，提供旅遊及運輸服務（「旅遊業務」），為啤酒釀造業生產麥芽（「麥芽業務」），啤酒生產（「啤酒業務」），加工與銷售皮革半製成品及製成品（「皮革業務」）、商品貿易（「商品貿易業務」），以及提供按揭融資。

於本年度，由於本集團分別出售其於 Alpha Universal Limited（「Alpha Universal」）之全部60%之權益及終止徐州港威彩色包裝有限公司（「徐州港威」）之營運，本集團之設計、製造及銷售皮具產品業務（「皮具產品業務」）及生產及銷售包裝物料業務（「包裝物料業務」）因而終止。因此，根據財務報告附註6(b)及6(c)所載之會計實務準則第33號，該等業務已分別披露為「已終止業務」及其他披露事宜。

於結算日後，於2003年2月26日，本公司公佈經已與本公司之母公司廣東控股有限公司訂立有條件協議（「出售協議」），據此，本集團將出售其若干附屬公司及一間聯營公司全部權益予廣東控股有限公司（「出售交易」）。出售交易已於2003年3月31日完成，該等投資連同彼等之主要業務概述如下：

投資（於2002年12月31日）	主要業務
粵海啤酒集團有限公司已發行股本中之900,000,000股股份	啤酒業務
粵海制革有限公司已發行股本中之375,100,000股股份及欠本公司與其一家附屬公司之集團內部公司債務	皮革業務及商品貿易業務
永順泰發展有限公司之100%股權及欠本公司與其兩家附屬公司之集團內部公司債務	麥芽業務
廣東（香港）旅遊有限公司之100%股權及欠本公司之集團內部公司債務	旅遊業務
廣州市番禺粵海房地產有限公司之24.8%股權	物業發展

財務報告附註(續)

2002年12月31日

1、 企業資料(續)

於出售交易完成後，本集團將終止其啤酒業務、皮革業務、商品貿易業務、麥芽業務及旅遊業務，因此，該等業務披露為「終止中業務」，根據會計實務準則第33號作出之額外披露列載於財務報告附註6(a)。

於2001年，本集團的設計、供應及安裝幕牆及鋁窗之業務(「幕牆業務」)因本公司出售其所有粵海建業有限公司(「粵海建業」)之57.16%股權而終止。有關該交易之詳情載列於財務報告附註6(d)。

董事認為，本公司最終控股公司為廣東粵港投資控股有限公司(「粵港投資」)，一間於中國內地成立的公司。

2、 新頒佈及經修訂的會計實務準則(「會計實務準則」)的影響

以下為編製本年度之綜合財務報告時首次採用之最近頒佈及經修訂的會計實務準則：

會計實務準則第1號(經修訂)	:	「呈報財務報告」
會計實務準則第11號(經修訂)	:	「外幣換算」
會計實務準則第15號(經修訂)	:	「現金流量報告」
會計實務準則第33號	:	「終止中業務」
會計實務準則第34號	:	「僱員福利」

這些會計實務準則列明新的會計措施及披露。因採納這些會計實務準則而對本集團的會計準則及於本財務報告所披露的金額的主要影響總結載列如下：

會計實務準則第1號(經修訂)列明財務報告之呈報基準，亦載列其結構及內容之最低規定之指引。此項會計實務準則之主要修訂為於本財務報告第71頁呈列綜合權益變動表概要，以取代過往規定之綜合經確認溢利及虧損表。

財務報告附註(續)

2002年12月31日

2、 新頒佈及經修訂的會計實務準則(「會計實務準則」)的影響(續)

會計實務準則第11號(經修訂)列明外幣交易換算及財務報告之兌換基準。此項經修訂之會計實務準則對綜合財務報告之主要影響為,於中國內地及海外經營之附屬公司及聯營公司之損益表現時以本年度之加權平均滙率換算為港元,而過往則為以結算日之滙率換算。由於難以合理釐定上年度之調整,因此該等會計原則之變動按會計實務準則第2號之規定應用於日後之財務報告。對本年度業績之影響並不重大。此項變動之其他詳情載於財務報告附註3「外幣」之會計原則。

會計實務準則第15號(經修訂)列明現金流轉表之經修訂格式。修訂此會計實務準則之主要影響為,綜合現金流轉表現時將現金流轉分為三大類,即經營業務、投資及融資活動之現金流轉,而非過往規定之五類。改變呈列方式導致之主要重新分類為已付税項、已收及已付利息,以及已收及已付股息現時計入經營業務之現金流轉。2001年度可供比較之現金流轉表之呈列方式經已改變,以符合新格式。此外,於中國內地及海外營運之附屬公司及聯營公司之現金流轉以本年度之加權平均匯率換算為港元,而過往則為以結算日之匯率換算;而就現金流轉表而言,等同現金之定義亦已修訂。此項變動之其他詳情載於財務報告附註3「外幣」之會計原則。

會計實務準則第33號取代終止中業務之現有披露規定,該等披露規定過往載於會計實務準則第2號。該會計實務準則界定終止中業務之涵義,並規定企業應於何時開始於財務報告載入終止中/已終止業務及披露要求。會計實務準則之主要影響為有關本集團終止中業務之更詳盡披露現時載於財務報告附註6。

會計實務準則第34號列明適用於僱員福利之確認及計算準則,以及其披露要求。採納此會計實務準則對財務報告並無重大影響。現時須就本集團之購股權計劃作出額外披露,詳情見財務報告附註44。該等購股權計劃披露與遵照香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)過往載於董事會報告之披露相若。由於採納該會計實務準則,該等披露現時須載於財務報告之附註。

財務報告附註(續)

2002年12月31日

3、 主要會計準則概要

編製基本原則

本財務報告乃根據香港會計實務準則、香港公認會計原則及公司條例之披露要求所編製而成。除稍後於其他附註再作解釋之投資及酒店物業，以及其他投資的定期重估外，本財務報告乃依照原始成本會計慣例所編製。

綜合賬目基本原則

綜合財務報告包括本公司及其附屬公司於截至2002年12月31日止年度之財務報告。於本年度內購入或出售之附屬公司的業績均由該等公司之分別實際收購日起或至實際出售日止計入綜合財務報告內。而集團公司之間所有重大交易及結餘均在綜合時對銷。

附屬公司

附屬公司(不包括共同控制企業)乃指本公司直接或間接持有過半數以上投票權或已發行股本／註冊資本、或控制其董事會組成之公司。

本公司於附屬公司之權益乃按成本值減去任何減值虧損後列賬。

合營企業

合營企業乃按由本集團與其他人士根據簽訂之協議而成立之公司，以共同參與一項經濟活動。合營公司以獨立公司營運，而該公司的權益由本集團及其他人士持有。

由合營者簽訂的合營協議規定合營各方之資本貢獻、合營年期及於解散時資產的變現處理。合營者應佔的營運溢利及虧損及盈餘資產的分派按其各自之資本貢獻比例或按合營協議條款處理。

財務報告附註(續)

2002年12月31日

3、 主要會計準則概要(續)

合營企業(續)

合營企業將視為:

(a) 附屬公司,倘本集團對該合營企業有直接或間接的單一控制權;或

(b) 共同控制企業,倘本集團對該合營企業並無單一控制權,但有共同控制權;或

(c) 聯營公司,倘本集團對該合營企業並無單一或共同控制權,但長期持有其註冊資本不少於20%的權益並可對其行使重大影響力;或

(d) 投資證券,倘本集團持有該合營企業註冊資本少於20%,或對其並無控制權,亦不可對其行使重大影響力。

共同控制企業

共同控制企業乃指由合營者共同控制之合營企業,而並無參與者可在共同控制企業的經濟活動上有單一控制權。

本集團應佔共同控制企業收購後之業績及儲備乃分別計入綜合損益表及綜合儲備內。本集團於共同控制企業之權益,乃根據權益會計法按本集團所應佔共同控制企業之資產淨值減去任何減值虧損後,於綜合資產負債表中列示。

聯營公司

聯營公司乃本集團長期持有不少於20%股份投票權及對其可行使重大影響力之公司,惟並非附屬公司或共同控制企業。

財務報告附註(續)

2002年12月31日

3、 主要會計準則概要(續)

聯營公司(續)

本集團應佔聯營公司收購後之業績及儲備乃分別計入綜合損益表及綜合儲備內。本集團於聯營公司之權益，乃根據權益會計法按本集團所佔聯營公司之資產淨值減去任何減值虧損後，於綜合資產負債表中列示。因收購聯營公司而產生之商譽或負商譽，倘於過去並未在綜合資本儲備內沖銷或確認，則計入本集團的應佔聯營公司權益內。

列入本公司之損益表內之聯營公司業績限於已收及應收之股息。本公司佔聯營公司之權益乃作長期資產處理，並按成本值減去任何減值虧損列賬。

合作企業

合作企業指與獨立第三者在中國內地攜手發展之投資項目，並於合同中訂明雙方之權利及義務。根據合約之條款，本集團並不持有合作企業之註冊資本，在約滿後，項目之剩餘權益將根據合約之條款撥歸各方。該等投資按成本值減去累計攤銷及減值虧損列賬，攤銷乃將合作企業的成本值減去任何剩餘價值後按有關合約之年期撇銷。

商譽

收購附屬公司所產生之商譽乃指收購成本高出本集團於收購日應佔所收購的可識別資產及負債之公平價值之差額。

因收購而產生之商譽乃於綜合資產負債表上列示為資產，並以直線法按其估計可使用年期分28年攤銷。

會計實務準則第30號「業務合併」已於2001年1月1日採納。於該日前，因收購而產生之商譽須於收購當年於綜合資本儲備內沖銷。本集團採納會計實務準則第30號之過渡安排，容許該等商譽可維持在綜合資本儲備中沖銷。在2001年1月1日之後因收購而產生之商譽按會計實務準則第30號之商譽會計準則處理。

財務報告附註（續）

2002年12月31日

3、 主要會計準則概要（續）

商譽（續）

於出售附屬公司或聯營公司時，有關出售之收益或虧損除計算出售當日被出售公司之淨資產外，還須包括應佔的尚未攤銷之商譽及在適當情況下任何有關的綜合資本儲備。任何應佔之商譽若已於收購時已在綜合資本儲備內沖銷，則應回撥並包括在計算出售之收益或虧損。

商譽之賬面金額，包括已於綜合資本儲備沖銷的商譽需每年檢討，若有需要，減值部分將被撇銷。過往確認的商譽減值虧損不會被回轉。除非有關減值虧損是因一獨特的外在事件而產生，而該事件之性質特殊且不預計會重複，且及後有其他外在事件發生將先前的事件的影響回轉。

負商譽

收購附屬公司及聯營公司所產之負商譽乃指本集團於收購日應佔所收購的可識別資產及負債之公平價值高出收購成本之差額。

倘於收購計劃已識別有關負商譽之預期未來虧損及開支，並得以可靠地量度，惟並不代表於收購日之已識別負債，則該負商譽部分在該未來虧損及開支可予確認時於綜合損益表中確認為收入。

倘於收購日有關負商譽與可識別之預期未來虧損及開支無關，負商譽乃按所收購之應計折舊／攤銷資產之餘下可使用年期於綜合損益表內有系統地確認。任何高出收購之非貨幣性資產的公平價值之負商譽即時於綜合損益表內確認為收入。

聯營公司並未於綜合損益表確認的負商譽則包含在佔聯營公司權益的賬面金額，而非於綜合資產負債表上以一項單獨可辨別的資產列示。

財務報告附註(續)

2002年12月31日

3、 主要會計準則概要(續)

負商譽(續)

會計實務準則第30號「業務合併」已於2001年1月1日採納。於該日前，因收購而產之負商譽於收購當年計入綜合資本儲備內。本集團採納會計實務準則第30號之過渡安排，容許該等負商譽可維持計入在綜合資本儲備中。在2001年1月1日之後因收購而產生之負商譽按此新會計實務準則第30號之負商譽會計準則處理。

於出售附屬公司或聯營公司時，有關出售之收益或虧損除計算出售當日被出售公司之淨資產外，還須包括應佔的尚未於綜合損益表確認的負商譽及在適當情況下任何有關的綜合儲備。任何應佔之負商譽若已於收購時已計入在綜合資本儲備中，則應回撥並包括在計算出售之收益或虧損。

有關連人士

若某人士有能力直接或間接控制其他人士或對其財務及經營政策決定發揮重大影響力，該等人士將被視作有關連關係。若干人士若受共同控制或共同重大影響時，該等人士亦被定作有關連關係。而有關連人士可以是個人或企業。

資產減值

於每一結算日均會對資產作出評核，查察有否減值的跡象、或任何在過往年度確認之資產減值虧損已不復存在或有減低的跡象。若有以上跡象出現，則對資產之可收回金額進行估計。一項資產的可收回金額乃指其使用價值或淨銷售價，以較高者為準。

減值虧損只會當資產之賬面金額高出其可收回金額時確認，且在減值虧損出現期間計入損益表，除非該資產是以重估值列賬，則有關之減值虧損之會計處理按有關該重估資產的會計準則執行。

財務報告附註(續)

2002年12月31日

3、主要會計準則概要(續)

資產減值(續)

當用作釐訂該資產的可收回金額的估算有所改變時，方會回轉過去已確認的減值虧損。但撥回的結果不會令該資產的賬面金額高於倘該資產往年並無確認減值虧損而釐訂出的賬面金額(減去任何折舊／攤銷)。

減值虧損的回轉於其出現期間計入損益表，除非該資產是以重估值列賬，則有關之減值虧損回轉之會計處理按有關該重估資產的會計準則執行。

固定資產及折舊

除在建工程及投資物業及酒店物業外，固定資產乃按成本值減去累計折舊及任何減值虧損列賬。資產之成本值包括其購買價及將資產達致運作狀況及付運至工作地點作擬定用途所產生之任何直接成本。固定資產在投入使用後所產生如維修及保養之開支一般在產生之期間在損益表中列支。倘有情況明確顯示有關開支將可增加在使用該等固定資產時所獲得之經濟利益，該開支將撥充固定資產之額外成本。

折舊乃以直線法按個別固定資產之估計可使用年期在剔除其估計殘值後撇銷其成本值。有關之主要年率如下：

擁有永久業權之土地	無
以長期及中期租約持有之租賃土地	按租約年期
樓宇	2%－20%
水渠、堤壩、水管及水庫	3.3%－10%
廠房及機器	4%－25%
傢俬、裝置及設備	4%－32%
租賃物業裝修	按租約年期
汽車	6%－30%
收費公路	3.6%

財務報告附註(續)

2002年12月31日

3、 主要會計準則概要(續)

固定資產及折舊(續)

董事已重新評估若干廠房、機器及設備，計入當時營商環境及條件，以及從該等資產預計取得經濟利益之模式，並已將該等資產之估計可使用年期由10年改為15年。採納此等經修訂會計政策可追溯至2002年1月1日起生效。會計估算之變動令折舊支出減少18,677,000港元及股東應佔溢利淨額增加10,859,000港元。

於損益表確認之固定資產出售或停用收益或虧損，乃指有關資產的淨銷售收入與賬面金額的差額。

在建工程乃建築中之樓宇、廠房及機器，並按成本值減去任何減值虧損列賬且不作折舊。在建工程之成本包括直接之建設成本及建設期內就相關融資所資本化的利息費用。當在建工程完成並可使用時，其會被重新分類至合適的固定資產類別。

酒店物業

酒店物業乃按其現有用途根據每年經專業估值之公開市值列賬。酒店物業價值之變更以個別基準計入該酒店物業重估儲備處理。倘若可應用儲備餘額不足時，減值數額將於產生時在損益表內扣除；而其後有任何重估盈餘時，將可在損益表中列賬，惟該盈餘不可超過以往在損益表中列支之虧損總額。

本集團之政策乃將酒店物業維持於最佳狀況，使其剩餘價值不致隨時間過去而消減。有關之保養及維修支出於產生之年度在損益表內扣除。進行重大改善工程之費用則資本化。由於本集團能夠維持或提高酒店物業之剩餘價值，因此董事認為無需作出折舊。

當出售酒店物業時，先前估值所產生之酒店物業重估儲備有關部分之變現金額列作儲備變動，撥入保留溢利。

財務報告附註(續)

2002年12月31日

3、 主要會計準則概要(續)

投資物業

投資物業指該等建築工程及發展經已完成，並因其投資潛力而擬長期持有之土地及樓宇權益，而租金是公平地議定。當土地契約的剩餘年期少於20年(包括20年)，投資物業按其賬面金額及土地契約剩餘年期作出折舊。除此以外，投資物業不作折舊，並於每一財務年度末根據專業估值以其公開市值列賬。

投資物業價值的變更撥作投資物業重估儲備變動處理。若以投資組合基準計算的儲備總額不足以抵銷虧絀，多出的虧絀於損益表列支。若日後有重估盈餘則可計入損益表，惟不可超出過去於損益表列支的虧損總額。

當出售投資物業時，先前估值所產生之投資物業重估儲備有關部分之變現金額將撥入損益表內。

無形資產

無形資產包括經營權及商標。

經營權

經營權指由2000年8月18日起計30年內供應淡水予香港、中國內地之深圳及東莞之經營權，該購入的經營權乃按成本值減累計攤銷及減值列賬。攤銷以直線法按30年計算，於損益表列支。

商標

商標乃按其收購成本減去累計攤銷及任何減值虧損列賬。攤銷將以直線法按5年計算，於損益表列支。因延續商標而產生之費用則於當期之損益表內列支。

財務報告附註(續)

2002年12月31日

3、 主要會計準則概要(續)

租賃資產

經營租賃乃資產所有權之所有收益及風險仍保留在出租人之租約。當本集團為出租人時，由本集團以經營租賃出租之資產列為非流動資產，而經營租賃的應收租金按租約年期以直線法計入損益表內。當本集團為承租人時，經營租賃的應付租金按租約年期以直線法於損益表列支。

其他財務資產

其他財務資產包括投資證券及其他投資。

投資證券

投資證券乃指連續地策略性持有或長期持有之上市及非上市股本證券，按成本值減對個別投資釐定的任何減值虧損列賬。

當出現減值時，投資證券之賬面金額減至董事估計之公平價值，而減值金額於發生當期在損益表中扣除，當令到減值的情況及事項不再存在，而新的情況及事項在可見將來將會持續，過往在損益表中扣除之減值金額可於損益表回撥，惟回撥金額不可超過以往在損益表中扣除的減值金額。

其他投資

其他投資指不分類為投資證券的證券，乃按個別投資基準以其於結算日的公平價值列賬。

上市證券的公平價值指其於結算日所報之市價，而非上市證券之公平價值則由董事估計。

若此類證券之公平價值出現變動，有關之收益或虧損於發生之期間分別記入損益表或於損益表扣除。

財務報告附註(續)

2002年12月31日

3、 主要會計準則概要(續)

其他投資(續)

出售投資證券及其他投資之收益或虧損乃按出售淨收入與其賬面金額的差額於出售之期間列賬。

其他長期資產

其他長期資產包括預付土地使用權費用、預付租金、循環再用包裝物料和遞延費用。

當第4期改造工程(見附註24(a))完成時及有關土地使用權之業權已轉讓予本集團後,預付土地使用權費用將轉撥至固定資產。預付土地使用權費用以成本值減去減值虧損列賬。土地使用權由第4期改造工程完成時開始以直線法按批地年期或30年(取其較短者)作出折舊。

預付租金以成本值減累計攤銷及減值虧損列賬。攤銷以直線法按有關租約年期於損益表列支。

現行使用之循環再用包裝物料按成本值減累計攤銷及減值虧損列賬。攤銷以直線法於3年內在損益表列支。

存貨

存貨按成本值或可變現淨值二者中之較低者列賬。成本按加權平均基準釐定,並就在製品及製成品而言,成本包括直接材料、直接工資及適當部份之經常費用。可變現淨值乃按估計售價減去直至完成及銷售時所產生之任何估計成本計算。

發展中物業

發展中物業按成本值減去減值虧損列賬。

財務報告附註(續)

2002年12月31日

3、 主要會計準則概要(續)

建築／安裝合約

建築／安裝收入包括已訂約之合約價值及適當之變更工程款、追加賠償款及獎勵金。建築／安裝成本包括直接物料、分判工程費用、直接工資、利息支出及適當部分之浮動和固定建築經常費用。

來自固定價格建築／安裝合約之收入按已完成工程百分比方法確認入賬，按個別建築／安裝合約已產生之成本佔合約總成本之比例及／或獨立測量師評估報告計算。

管理層一旦預期有任何預見之虧損時，將對該等虧損即時作出準備。

當工程進度賬單款額超出建築／安裝成本加已確認溢利減已確認虧損數額時，超出部分列作應付合約客戶款。

當建築／安裝已產生之成本加已確認溢利減已確認虧損超出工程進度賬單款額時，超出部分列作應收合約客戶款。

現金及等同現金

就綜合現金流轉表而言，現金及等同現金指手頭現金及活期存款，以及高度速動之短期投資。高度速動之短期投資可隨時兑換成一筆已知金額的現金，其價值變動之風險不大，及於購入時起計3個月內到期兑換，並減去應需求償還之銀行透支，且為本集團現金管理之重要部分。

於年內採納經修訂會計實務準則第15號前，如財務報告附註2所説明，在綜合現金流轉表內之等同現金亦包括原有到期日由購入時起計不足三個月，且已抵押作為銀行融資擔保之定期存款及結餘。是項釋義之變動導致須因應已抵押定期存款及結餘作過往年度調整，其他詳情載於財務報告附註46(a)。

就資產負債表而言，現金及等同現金銀行結餘包括無用途限制之手頭現金及銀行現金，包括定期存款。

財務報告附註(續)

2002年12月31日

3、 主要會計準則概要(續)

準備

倘目前的某些責任(無論是法定的或推定的)是由於一些過去已發生的事件所致，而且可能於未來有資源需要流出用作清還該責任，同時有關之金額能得到可靠估計，則會確認準備。

當折減效應重大時，就準備而確認之金額為於結算日預計需用作清還該責任的未來支出的現值。隨着時間而增加的現值之經折減金額列入損益表之財務費用中。

遞延税項

遞延税項準備乃按負債法計算，在考慮到所有重大時差在可見將來所可能引起之負債，作出遞延税項準備。除非肯定可以變現，否則遞延税項資產不會確認入賬。

借款費用

借款費用指直接關於購買、興建或生產有限制資產的借款費用，可資本化列為該資產的成本值。該等資產是指必需要一段較長時間方可使該些資產達致擬定之用途或供出售。該借款費用可撥充資產之成本直至有關資產已達致擬定之用途或可出售為止。專為有限制資產而獲得的借款在用於該資產前作短暫投資所賺取的投資收入用作沖減已資本化的借款費用。本年度，若干借款費用已列作預付建築成本，有關詳情請參閱財務報告附註24(c)。

外幣

外幣交易均按交易日之適用滙率換算。於結算日以外幣結算之貨幣性資產與負債則按該日之適用滙率換算。滙兑差額於損益表中處理。

財務報告附註(續)

2002年12月31日

3、主要會計準則概要(續)

外幣(續)

於綜合賬目時，中國內地及海外營運的附屬公司、共同控制企業及聯營公司之財務報告均按投資淨額法換算為港元。海外附屬公司、共同控制企業及聯營公司之損益表以年內之加權平均滙率換算為港元，而彼等之資產負債表則按結算日之滙率換算為港元。由此產生之滙兑差額概撥入外匯波動儲備。

就綜合現金流轉表而言，中國內地及海外營運的附屬公司、共同控制企業及聯營公司之現金流轉以現金流轉日期之匯率換算為港元。中國內地及海外營運的附屬公司、共同控制企業及聯營公司於年內出現頻繁之現金流轉以年內之加權平均匯率換算為港元。

在本年度採納經修訂之會計實務準則第11號及第15號前，如財務報告附註2所闡釋，中國內地及海外營運的附屬公司、共同控制企業及聯營公司之損益表及現金流轉表，以結算日之匯率換算為港元。由於不可能合理地釐定以往年度之調整，故已按照會計實務準則第2號前瞻地應用會計政策之變動。採納經修訂之會計實務準則第11號對財務報告之影響並不重大；而採納經修訂之會計實務準則第15號則導致現金流轉表之格式有所改變，其進一步之詳情載於財務報告附註2及46(a)。

財務報告附註(續)

2002年12月31日

3、 主要會計準則概要(續)

僱員福利

退休福利計劃

本集團根據強制性公積金條例為其全部合資格僱員設立定額供款強制性公積金退休供款計劃(「強積金計劃」)。供款金額乃按有關僱員之基本薪金／有關收入百分比計算。根據強積金計劃之規則，供款於應支付時列支損益表。強積金計劃之資產與本集團之資產分開，並由獨立管理基金持有。本集團之僱主強制性供款權益(僱主自願性供款除外)於供款時即時歸屬於僱員。該等供款於僱員離職時按強積金計劃規則按比例退回本集團。

本集團若干於中國內地營運之附屬公司的僱員須強制參加由當地市政府運作的中央退休福利計劃(「中央退休計劃」)。此等附屬公司須按其薪金成本供款若干百分比予該中央退休計劃。本集團於中央退休計劃的唯一責任是根據中央退休計劃持續支付所需供款。按中央退休計劃的規則，當向中央退休計劃的供款到期應付時，有關供款額於損益表列支。

購股權計劃

本公司及其上市附屬公司設有購股權計劃，為對本集團業務營運之成功有所貢獻之合資格參與者提供獎勵及回報。根據該等購股權計劃授出之購股權之財務影響不會記錄於本公司或本集團之資產負債表，直至該等購股權獲行使之時為止，且亦無於損益表或資產負債表扣除該等購股權之成本。於購股權獲行使時，就此發行之股份按股份之面值記入為本公司及該等上市附屬公司之額外股本，而每股股份之行使價高出股份面值之差額記入本公司及該等上市附屬公司之股份溢價賬。於行使日期前註銷或失效之購股權於有關之未行使購股權登記冊中撤銷。

財務報告附註（續）

2002年12月31日

3、 主要會計準則概要（續）

收入之確認

收入之確認指收入的經濟利益可能流入本集集團並能可靠地計算時，按如下基準確認入賬：

(a) 出售貨品、物業、固定資產和投資（統稱為「貨品及投資」）所得收入於所有權之重大風險及回報已轉讓予買方後確認入賬，惟本集團須對該等貨品及投資已沒有任何涉及所有權之管理，亦對已售貨品及投資再無任何有效控制權；

(b) 出售電力所得收入按年內電錶記錄之發電量確認入賬；

(c) 供水收入於供水予購買者時確認入賬，或當對香港的實際供水量少於合約供水量時，收入之確認則以合約供水量入賬；

(d) 酒店、旅遊及其他服務收入於提供該等服務期間確認入賬；

(e) 來自建築／安裝合約之收入根據已完工比例基準入賬，詳情請參閱「建築／安裝合約」的會計準則；

(f) 倘本集團獲保證於合營企業之投資可取得最低回報率時，來自合營企業之收入以應計之最低回報率入賬；而任何高於最低回報之收入，則於已收或應收取該等收入之年度確認入賬；

(g) 租金收入按時間比例確認入賬；

(h) 扣除營業稅後之路費收入在收訖時確認入賬；

(i) 利息收入按時間比例並經考慮本金餘額和適用的實際利率確認入賬；及

(j) 股息及投資收入在確定有權收取派發之股東權利後確認入賬。

財務報告附註（續）

2002年12月31日

4、 營業額

持續經營業務：

持續經營業務之營業額指向客戶提供借貸所得利息收入，出售投資所得款項、租金收入、擁有及經營酒店所得之收入、電力及淡水銷售之發票值、來自出售物業、投資物業及發展中物業之收入、來自基建及能源項目之收入、百貨營運銷售之發票毛額、佣金收入、代理及顧問費；以及路費收入之總額，並扣除所有集團內公司間之重大交易。

終止中業務：

終止中業務之營業額指麥芽業務、皮革業務及啤酒業務出售製成品之票據淨值；旅遊業務所產生之收入；商品貿易業務之一般商品貿易所產生票據毛額；減退貨、貿易折扣及增值税，並扣除所有集團內公司間之重大交易。

已終止業務：

已終止業務之營業額包括幕牆營運收益；皮具產品業務及包裝物料業務之收益，減退貨、貿易折扣及增值税，並扣除所有集團內公司間之重大交易。

財務報告附註(續)

2002年12月31日

4、營業額(續)

營業額已包括下列業務之收入。

	2002年 千港元	2001年 千港元
營業額		
持續經營業務:		
銷售貨品	**736,032**	680,631
銷售淡水及電力	**3,296,348**	3,305,624
出售物業、投資物業及發展中物業	**90,148**	389,590
酒店及租金收入	**513,580**	550,085
提供其他服務	**15,161**	21,881
路費收入	**8,587**	7,786
投資、利息及股息收入	**100**	1,395
	4,659,956	4,956,992
終止中業務:		
銷售貨品	**1,780,071**	1,930,938
旅遊服務收入	**271,031**	323,245
	2,051,102	2,254,183
已終止業務:		
銷售貨品	**25,967**	53,357
已施工之建築/安裝工程價值	**—**	6,986
	25,967	60,343
	6,737,025	7,271,518

財務報告附註(續)

2002年12月31日

5、 分部資料

分部資料以兩種分部格式呈報:(i)首要的分部報告基準以業務劃分和(ii)次要的分部報告基準以地區劃分。

本集團之經營業務乃按產品性質及所提供服務,分開組成及管理,每一分部代表一個策略性業務單位,提供不同產品及服務不同市場:

持續經營業務:

(i) 物業投資分部主要投資於香港、中國內地及泰國的停車場、住宅及商業物業,以作收租;此分部亦有物業管理業務,為停車場、住宅及商業物業提供管理及保安服務;

(ii) 物業發展分部參與中國內地及香港的住宅及購物商場發展物業項目;

(iii) 基建分部投資於中國內地的收費道路及收費橋樑;

(iv) 供水分部於中國內地營運一項供水項目提供淡水予香港、東莞及深圳;

(v) 供電分部營運燃煤發電廠提供電力予廣東省;

(vi) 酒店營運分部營運本集團在香港及中國內地的酒店;

(vii) 百貨營運分部於中國內地營運百貨公司;

(viii) 放款分部於香港提供信貸業務;及

(ix) 企業及其他分部主要參與提供企業服務予上述其他分部。

財務報告附註(續)

2002年12月31日

5、分部資料(續)

終止中業務：

(i) 旅遊及旅遊運輸服務分部組織香港及中國內地旅遊及於香港和香港與廣東省之間提供運輸服務。此分部將於財務報告附註6(a)所列載之出售交易完成後終止；

(ii) 啤酒釀造、分銷及銷售分部於深圳生產啤酒並分銷及銷售予中國內地及香港。此分部將於財務報告附註6(a)所列載之出售交易完成後終止；

(iii) 麥芽製造、分銷及銷售分部生產麥芽供應予中國內地啤酒釀造業。此分部將於財務報告附註6(a)所列載之出售交易完成後終止；

(iv) 皮革加工分部將生皮加工成皮革供應予皮具產品製造業。此分部將於財務報告附註6(a)所列載之出售交易完成後終止；及

(v) 商品貿易分部購入貨品轉售予顧客。此分部將於財務報告附註6(a)所列載之出售交易完成後終止。

已終止業務：

(i) 皮具產品製造、分銷及銷售分部於中國內地生產皮具及主要於香港銷售該等皮具產品。如財務報告附註6(b)所述，此分部已在本集團於本年度出售其於 Alpha Universal 之全部60%權益後終止；

(ii) 包裝物料製造、分銷及銷售分部於中國內地生產及分銷包裝物料。如財務報告附註6(c)所述，此分部已在本集團於本年度終止徐州港威之營運後終止；及

(iii) 幕牆安裝分部於香港及中國內地為客戶設計、供應及安裝幕牆及鋁窗。如財務報告附註6(d)所述，此分部已在本集團於上年度出售所持有之粵海建業全部56.16%權益後終止。

財務報告附註(續)

2002年12月31日

5、分部資料(續)

(a) 業務分部

下表列示本集團業務分部之收入、溢利/(虧損)、若干資產、負債及費用資料。

本集團

	持續經營業務									
	物業投資		物業發展		基建		供水		供電	
	2002年	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
分部收入:										
向集團外客戶銷售	**300,965**	302,495	**90,148**	391,292	**8,587**	7,785	**2,831,978**	2,727,623	**464,370**	578,001
分部間互相銷售	**78,614**	72,625	—	—	—	—	—	—	—	—
分部間其他收入(附註)	—	454	—	—	—	—	—	—	—	—
來自本集團外來資源的其他收入(附註)	**2,835**	1,953	**4,031**	1,923	**37,166**	163	**1,446**	—	—	12,472
匯兌收益/(虧損)淨額	**937**	26	—	209	**71**	558	—	—	**2,401**	—
合計	**383,351**	377,553	**94,179**	393,424	**45,824**	8,506	**2,833,424**	2,727,623	**466,771**	590,473
分部業績	**142,165**	199,462	**(26,830)**	76,101	**35,699**	(9,437)	**1,621,343**	1,454,411	**(44,260)**	211,879
應佔溢利減虧損:										
一間共同控制企業	—	—	—	—	**62,320**	39,320	—	—	—	—
聯營公司	—	(135)	**4,502**	2	**52,976**	—	—	—	**49,992**	26,539

附註: 不包括匯兌收益/(虧損)淨額

財務報告附註(續)

2002年12月31日

5、 分部資料(續)

(a) 業務分部(續)

本集團

	持續經營業務									
	酒店營運		百貨公司		放款		企業及其他		小計	
	2002年 千港元	2001年 千港元	2002年 千港元	2001年 千港元	2002年 千港元	2001年 千港元	2002年 千港元	2001年 千港元	2002年	2001年
分部收入:										
向集團外客戶銷售	**212,615**	248,580	**736,032**	673,311	**100**	1,395	**15,161**	26,510	**4,659,956**	4,956,992
分部間互相銷售	**1,675**	11,339	**—**	—	**—**	—	**—**	—	**80,289**	83,964
分部間其他收入(附註)	**—**	—	**—**	—	**—**	—	**652**	6,914	**652**	7,368
來自本集團外來資源的其他收入(附註)	**3,186**	1,694	**5,723**	2,189	**—**	409	**801**	4,668	**55,188**	25,471
匯兌收益/(虧損)淨額	**856**	(1,646)	**2**	—	**—**	23	**(2,472)**	3,268	**1,795**	2,438
合計	**218,332**	259,967	**741,757**	675,500	**100**	1,827	**14,142**	41,360	**4,797,880**	5,076,233
分部業績	**73,432**	34,527	**27,690**	16,328	**(911)**	(26,481)	**(91,578)**	(42,862)	**1,825,270**	1,913,928
應佔溢利減虧損:										
一間共同控制企業	**—**	—	**—**	—	**—**	—	**—**	—	**62,320**	39,320
聯營公司	**—**	—	**6,332**	13,531	**—**	—	**—**	—	**113,802**	39,917

附註: 不包括匯兌收益/(虧損)淨額

財務報告附註(續)

2002年12月31日

5、分部資料(續)

(a) 業務分部(續)

本集團

	終止中經營業務											
	旅遊及旅遊運輸服務		啤酒釀造、分銷及銷售		麥芽製造、分銷及銷售		皮具加工		商品貿易		小計	
	2002年	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001	**2002年**	2001
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
分部收入:												
向集團外客戶銷售	**271,031**	323,245	**593,052**	536,603	**683,931**	682,764	**412,759**	470,311	**90,329**	241,260	**2,051,102**	2,254,183
分部間互相銷售	**—**	—	**—**	—	**66,505**	58,165	**—**	—	**—**	—	**66,505**	58,165
分部間其他收入(附註)	**—**	—	**—**	764	**—**	—	**—**	1,170	**—**	—	**—**	1,934
來自本集團外來資源的其他收入(附註)	**7,838**	6,029	**32,773**	41,918	**6,404**	132	**1,121**	1,126	**3,900**	246	**52,036**	49,451
滙兌收益/(虧損)淨額	**24**	(201)	**(387)**	(217)	**(345)**	2,038	**(222)**	5,141	**(297)**	(243)	**(1,227)**	6,518
合計	**278,893**	329,073	**625,438**	579,068	**756,495**	743,099	**413,658**	477,748	**93,932**	241,263	**2,168,416**	2,370,251
分部業績	**(9,160)**	30,590	**103,682**	69,766	**67,712**	47,551	**(39,612)**	(10,164)	**(24,562)**	12,557	**98,060**	150,300
應佔溢利減虧損:												
一間共同控制企業	**—**	—	**—**	—	**—**	—	**—**	—	**—**	—	**—**	—
聯營公司	**1,843**	1,857	**(4,437)**	(13,424)	**—**	—	**—**	—	**—**	(18)	**(2,594)**	(11,565)

附註: 不包括匯兌收益/(虧損)淨額

財務報告附註(續)

2002年12月31日

5、 分部資料(續)

(a) 業務分部(續)

本集團

	已終止經營業務								抵銷		綜合	
	皮具產品製造、分銷及銷售		包裝物料製造、分銷及銷售		幕牆安裝		小計					
	2002年 千港元	2001年 千港元	2002年 千港元	2001年 千港元	2002年 千港元	2001年 千港元	2002年 千港元	2001年 千港元	2002年 千港元	2001 千港元	2002年 千港元	2001 千港元
分部收入：												
向集團外客戶銷售	17,665	31,358	8,302	21,999	—	6,986	25,967	60,343	—	—	6,737,025	7,271,518
分部間互相銷售	—	—	—	—	—	—	—	—	(146,794)	(142,129)	—	—
分部間其他收入(附註)	—	—	—	—	—	—	—	—	(652)	(9,302)	—	—
來自本集團外來資源的其他收入(附註)	2,308	2,391	—	—	—	109	2,308	2,500	—	—	109,532	77,422
滙兌收益／(虧損)淨額	(42)	(163)	—	—	—	—	(42)	(163)	—	—	526	8,793
合計	19,931	33,586	8,302	21,999	—	7,095	28,233	62,680	(147,446)	(151,431)	6,847,083	7,357,733
分部業績	(439)	(26,745)	(89)	(9,524)	—	(4,968)	(528)	(41,237)	—	27,331	1,922,802	2,050,322
利息收入及未分配收益											39,499	121,357
未分配費用											(111,568)	(12,511)
經營溢利											1,850,733	2,159,168
財務費用											(1,494,119)	(1,566,474)
應佔溢利減虧損：												
一間共同控制企業	—	—	—	—	—	—	—	—	—	—	62,320	39,320
聯營公司	—	—	—	—	—	—	—	—	—	—	111,208	28,332
除稅前溢利											530,142	660,346
稅項											(113,292)	(130,650)
未計少數股東權益前溢利											416,850	529,696
少數股東權益											(135,742)	(244,154)
股東應佔日常業務純利											281,108	285,542

附註： 不包括滙兌收益／(虧損)淨額

財務報告附註(續)

2002年12月31日

5、 分部資料(續)

(a) 業務分部(續)

本集團

	持續經營業務									
	物業投資		物業發展		基建		供水		供電	
	2002年	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
分部資產	**3,553,361**	3,674,270	**80,767**	216,316	**205,934**	220,560	**21,174,115**	21,517,287	**610,315**	790,955
佔聯營公司權益	—	—	**89,852**	89,516	—	197,213	—	—	**297,705**	275,151
佔一間共同控制企業權益	—	—	—	—	**1,019,064**	972,344	—	—	—	—
分部負債	**394,315**	448,712	**38,191**	59,064	**79,693**	95,735	**164,728**	280,979	**264,572**	264,831
其他分部資料:										
折舊及攤銷	**6,388**	7,431	**150**	4,888	**7,790**	8,098	**779,981**	786,695	**44,241**	45,038
未分配款項										
已於損益表確認之										
減值虧損	**4,712**	5,624	**28,800**	22,682	—	—	—	—	—	—
未分配款項										
已於損益表回撥之										
減值虧損	—	—	—	(21,000)	—	—	—	—	—	—
未分配款項										
其他非現金費用	**89,432**	68,129	—	—	—	—	—	—	—	—
資本性開支	**131**	7,038	—	730	—	1,066	**604,042**	513,439	**36,319**	28,086

財務報告附註（續）

2002年12月31日

5、分部資料（續）

(a) 業務分部（續）

本集團

	持續經營業務									
	酒店業務		百貨公司		放款		企業及其他		小計	
	2002年	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
分部資產	**1,760,717**	1,812,147	**136,229**	121,075	**920**	1,486	**503,112**	245,351	**28,025,470**	28,599,447
佔聯營公司權益	—	—	**25,153**	21,988	—	—	—	3,647	**412,710**	587,515
佔一共同控制企業權益	—	—	—	—	—	—	—	—	**1,019,064**	972.344
分部負債	**38,708**	43,655	**177,445**	119.879	**678**	316	**74,154**	60,237	**1,232,484**	1,373,408
其他分部資料：										
折舊及攤銷	**14,134**	14,436	**25,493**	8,645	—	16	**9,039**	16,245	**887,216**	891,492
未分配款項										
已於損益表確認之										
減值虧損	—	1,640	—	—	—	—	—	247	**33,512**	30,193
未分配款項										
已於損益表回撥之										
減值虧損	—	—	—	—	—	—	—	(3,761)	—	(24,761)
未分配款項										
其他非現金費用	—	5,518	—	8.925	—	—	**7,421**	4,360	**96,853**	86,932
資本性開支	**10,913**	18,245	**2,613**	7,792	—	—	**15,245**	2,624	**669,263**	579,020

財務報告附註(續)

2002年12月31日

5、分部資料(續)

(a) 業務分部(續)

本集團

	終止中經營業務											
	旅遊及旅遊運輸服務		啤酒釀造、分銷及銷售		麥芽製造、分銷		皮具加工銷售		商品貿易		小計	
	2002年 千港元	2001年 千港元	2002年 千港元	2001年 千港元	2002年 千港元	2001年 千港元	2002年 千港元	2001年 千港元	2002年 千港元	2001年 千港元	2002年 千港元	2001年 千港元
分部資產	**123,738**	227,669	**1,409,329**	1,302,148	**736,086**	895,220	**414,904**	380,977	**2,964**	111,621	**2,687,021**	2,917,635
佔聯營公司權益	**10,907**	10,651	—	42,997	—	—	—	—	—	—	**10,907**	53,648
佔一共同控制企業權益	—	—	—	—	—	—	—	—	—	—	—	—
分部負債	**131,128**	144,536	**220,263**	209,080	**168,148**	181,965	**79,625**	42,376	**2,475**	7,298	**601,659**	585,255
其他分部資料:												
折舊及攤銷	**11,630**	14,573	**88,963**	123,362	**38,792**	40,788	**15,294**	17,615	**46**	240	**154,725**	196,578
未分配款項												
已於損益表確認之減值虧損	**46,992**	—	—	5,600	**2,146**	3,704	**1,493**	22,991	—	—	**50,631**	32,295
未分配款項												
已於損益表回撥之減值虧損	—	—	—	—	—	—	—	—	—	—	—	—
未分配款項												
其他非現金費用	—	3,294	—	2,672	—	1,071	**11,930**	11,796	**29,169**	3	**41,099**	18,836
資本性開支	**1,802**	9,336	**26,073**	9,800	**8,405**	3,131	**15,039**	9,745	—	13	**51,319**	32,025

財務報告附註（續）

2002年12月31日

5、分部資料（續）

(a) 業務分部（續）

本集團

	已終止經營業務								抵銷		綜合	
	皮具產品裝造、分銷及銷售		包裝物料裝造、分銷及銷售		幕牆安裝		小計					
	2002年	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
分部資產	—	25,682	—	7,902	—	—	—	33,584	**(10,132)**	(18,634)	**30,702,359**	31,532,032
佔聯營公司權益	—	—	—	—	—	—	—	—	—	—	**423,617**	641,163
佔一間共同控制企業權益	—	—	—	—	—	—	—	—	—	—	**1,019,064**	972,344
未分配資產											**101,126**	230,637
分部資產所含之銀行透支											—	2,356
總資產											**32,246,166**	33,378,532
分部負債	—	10,760	—	1,734	—	—	—	12,494	**(10,132)**	(18,634)	**1,824,011**	1,952,523
未分配負債											**18,465,947**	19,636,864
分部資產所含之銀行透支											—	2,356
總負債											**20,289,958**	21,591,743
其他分部資料：												
折舊及攤銷	**1,058**	3,401	—	670	—	291	**1,058**	4,362	—	—	**1,042,999**	1,092,432
未分配金額											—	119
											1,042,999	1,092,551
已於損益表確認之減值虧損	—	11,225	—	3,733	—	—	—	14,958	—	—	**84,143**	77,446
未分配之金額											**112,143**	22,850
											196,286	100,296
已於損益表回撥之減值虧損											—	(24,761)
未分配之金額											—	(19,140)
											—	(43,901)
其他非現金費用	—	3,671	**713**	2,767	—	—	**713**	6,438	—	—	**138,665**	112,206
資本性開支	**342**	989	**4**	174	—	—	**346**	1,163	—	—	**720,928**	612,206

財務報告附註(續)

2002年12月31日

5、分部資料(續)

(b) 地區分部

下表列示本集團地區分部之收入、溢利/(虧損)、若干資產及開支資料。

本集團

	香港		中國內地		其他		抵銷		綜合	
	2002年	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
分部收入:										
對本集團外客戶銷售	**476,235**	608,580	**6,246,485**	6,661,172	**14,305**	1,766	**—**	—	**6,737,025**	7,271,518
來自本集團對外客戶的										
其他收入(附註)	**8,557**	8,803	**104,251**	63,964	**3,917**	4,655	**—**	—	**116,725**	77,422
滙兑收益/(虧損)淨額	**(2,762)**	752	**3,498**	4,815	**(210)**	3,226	**—**	—	**526**	8,793
來自本集團對外客戶的收入	**464,916**	618,135	**6,354,234**	6,729,951	**18,012**	9,647	**—**	—	**6,854,276**	7,357,733
其他分部資料:										
分部資產	**2,523,300**	2,715,171	**28,087,858**	28,796,792	**19,062**	22,943	**(3,756)**	(2,874)	**30,626,464**	31,532,032
資本性開支	**6,071**	24,852	**714,857**	586,517	**—**	839	**—**	—	**720,928**	612,208

附註:不包括滙兑收益/(虧損)淨額

財務報告附註(續)

2002年12月31日

6、 終止中／已終止業務

(a) 出售本集團於若干資產之全部權益

誠如本財務報告附註1所述，於結算日後，在2003年2月26日，本公司公佈經已與廣東控股有限公司訂立出售協議，根據出售交易，本集團將以總代價1,451,226,000港元出售下列資產予廣東控股有限公司。

- 本集團於 Guangdong Brewery Holdings Limited(粵海啤酒集團有限公司)(「粵海啤酒」)股本中全部900,000,000股已發行股份，粵海啤酒及其附屬公司於結算日從事本集團之啤酒業務；
- 本集團於粵海制革有限公司(「粵海制革」)股本中全部375,100,000股已發行股份，粵海制革及其附屬公司於結算日從事本集團之皮革業務及商品貿易業務；
- 本集團於永順泰發展有限公司(「永順泰」)之100%股權，永順泰及其附屬公司於結算日從事本集團之麥芽業務；
- 本集團於廣東(香港)旅遊有限公司(「廣東旅遊」)之全部100%股權，廣東旅遊及其附屬公司於結算日從事本集團之旅遊業務；
- 本集團於廣州市番禺粵海房地產有限公司(「廣番粵」)之全部24.8%股權，廣番粵及其附屬公司於廣州營運之物業發展項目；
- 公司間債務淨額，為出售交易完成之日，粵海制革、永順泰、廣東旅遊及彼等各自之若干附屬公司欠本公司及其若干附屬公司之未償還款項。

根據出售協議，廣東控股有限公司同意促使本公司解除對財務債權人借予廣東旅遊及永順泰擁有51%權益之附屬公司培傑發展有限公司合共67,915,000港元之信貸融資而作出之擔保責任。

總代價將以下列方式支付(i) 現金1,036,190,000港元及(ii) 廣東控股有限公司承諾於完成之日或之前解除本公司償還本公司欠廣東控股有限公司債項415,036,000港元之責任。

財務報告附註(續)

2002年12月31日

6、終止中／已終止業務(續)

(a) 出售本集團於若干資產之全部權益(續)

出售協議須待該協議所列載之所有先決條件達成後方可完成，預期完成之日為2003年4月30日或之前，惟於任何情況下均不可遲於2003年12月31日(本公司與廣東控股有限公司互相協議延期則除外)。出售交易已於本公司在2003年3月31日舉行之股東特別大會上獲獨立股東批准。

於出售交易完成後，本集團將終止其啤酒業務、皮革業務、商品貿易業務、麥芽業務及旅遊業務。

(b) 出售本集團於 Alpha Universal Limited(「Alpha Universal」)之全部60%權益

於2002年6月，本公司與一獨立第三方訂立一份有條件買賣協議，出售其持有 Alpha Universal 及其附屬公司(「Alpha Universal 集團」)的全部60%權益，作價6,596,000港元(扣除開支)。Alpha Universal 集團為經營本集團的皮革製品產銷業務。

於2002年7月，本集團完成其持有 Alpha Universal 集團的全部60%權益之出售事宜，並為本年度帶來636,000港元之收益。此項交易完成後，Alpha Universal 不再是本公司的附屬公司，而本集團的皮革製品產銷業務亦隨之終止。

(c) 終止徐州港威彩色包裝有限公司(「徐州港威」)之業務

於2002年6月，徐州港威就董事會決定終止其包裝物料產銷業務，並將其全部廠房及機器租予一獨立第三方所涉及的賠償事宜，與徐州港威員工進行磋商。徐州港威於2002年6月30日開始出租其廠房及機器，而包裝物料產銷的業務終止亦隨之完成。

終止包裝物料產銷之業務符合粵海皮革集團集中於皮具加工業務之策略。

因決定終止包裝物料產銷業務，本集團須向員工支付552,000港元作賠償。

財務報告附註（續）

2002年12月31日

6、終止中／已終止業務（續）

(d) 出售本集團於粵海建業有限公司（「粵海建業」）之全部57.16%之權益

於2001年2月10日，本公司與一獨立第三方 Hi Sun Limited 簽訂了出售原經營本集團幕牆業務的粵海建業之全部57.16%股本權益之有條件買賣合約（「建業合約」），現金代價為31,483,000港元。根據建業合約，本集團同意寬免粵海建業集團於2001年3月3日結欠本集團的淨額約358,000,000港元（其中包括已由本公司以發行應付票據予有關銀行債權人的方式實際由本公司肩負償還責任的粵海建業集團銀行貸款185,000,000港元），及承擔一項粵海建業集團於2000年12月22日金額為19,819,000港元的或然負債，該承擔已於本年度解除。

建業合約於2001年3月3日完成，粵海建業不再是本公司的附屬公司，而本集團的幕牆業務亦隨之終止。出售粵海建業之收益25,534,000港元已於上年度確認。

終止中業務於結算日之總資產及負債之賬面值如下：

	啤酒業務		皮革業務		商品貿易業務		麥芽業務		旅遊業務		總計	
	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產總值	**1,409,329**	1,345.145	**412,865**	378,980	**1,219**	109.694	**736,086**	886,608	**134,645**	238,320	**2,694,144**	2,958,747
負債總額	**(221,457)**	(207,494)	**(138,895)**	(121,428)	**(605)**	(78,691)	**(316,831)**	(486,117)	**(172,523)**	(374,772)	**(850,311)**	(1,268,502)
資產淨值	**1,187,872**	1,137,651	**273,970**	257,552	**614**	31,003	**419,255**	400,491	**(37,878)**	(136,452)	**1,843,833**	1,690,245

財務報告附註(續)

2002年12月31日

6、 終止中／已終止業務(續)

截至2002年12月31日止年度之終止中服務應佔之淨現金流轉如下：

	啤酒業務		皮革業務		商品貿易業務		麥芽業務		旅遊業務		總計	
	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營運	**182,264**	183,186	**19,682**	5,419	**(22,082)**	63,799	**160,645**	(28,227)	**53,403**	60,780	**393,912**	284,957
投資	**(6,036)**	(8,847)	**(10,333)**	(9,568)	**1,778**	152	**(8,258)**	(1,109)	**(553)**	(2,625)	**(23,402)**	(21,997)
融資	**—**	(266,737)	**(47)**	7,261	**(31,275)**	(61,220)	**(160,720)**	(35,739)	**(69,262)**	(95,077)	**(261,304)**	(451,512)
現金流入／(流出)淨額	**176,228**	(92,398)	**9,302**	3,112	**(51,579)**	2,731	**(8,333)**	(65,075)	**(16,412)**	(36,922)	**109,206**	(188,552)

財務報告附註(續)

2002年12月31日

6、 終止中／已終止業務(續)

截至2002年12月31日止年度終止中業務應佔之營業額、其他收入及收益、開支、除税前溢利／(虧損)及税項如下：

	啤酒業務		皮革業務		商品貿易業務		麥芽業務		旅遊業務		總計	
	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年	2002年	2001年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額	**593,052**	536,603	**412,759**	470,311	**90,329**	241,260	**683,931**	682,764	**271,031**	323,245	**2,051,102**	2,254,183
銷售成本	**(351,680)**	(329,363)	**(416,233)**	(430,140)	**(84,761)**	(222,744)	**(560,662)**	(569,851)	**(227,360)**	(198,931)	**(1,640,696)**	(1,751,029)
毛利	**241,372**	207,240	**(3,474)**	40,171	**5,568**	18,516	**123,269**	112,913	**43,671**	124,314	**410,406**	503,154
其他收入及收益	**34,034**	44,274	**1,080**	7,808	**3,775**	1,202	**6,368**	2,636	**9,242**	7,956	**54,499**	63,878
銷售及分銷成本	**(133,960)**	(130,457)	**(2,318)**	(2,635)	**(311)**	(671)	**(34,131)**	(28,604)	**(4,794)**	(6,758)	**(175,514)**	(169,125)
行政費用	**(36,504)**	(44,097)	**(12,036)**	(26,886)	**(4,252)**	(7,004)	**(25,082)**	(34,046)	**(47,907)**	(59,427)	**(125,781)**	(171,460)
其他營運開支淨額	**—**	(5,600)	**(22,685)**	(28,252)	**(29,169)**	1,470	**(2,342)**	(4,882)	**(7,992)**	(24,495)	**(62,188)**	(61,759)
經營溢利／(虧損)	**104,942**	71,360	**(39,433)**	(9,794)	**(24,389)**	13,513	**68,082**	48,017	**(7,780)**	41,592	**101,422**	164,688
財務費用	**—**	(7,857)	**(5,063)**	(5,582)	**(4,471)**	(8,754)	**(10,200)**	(43,761)	**(1,611)**	(36,127)	**(21,345)**	(102,081)
應佔聯營公司溢利減虧損	**(4,437)**	(13,424)	**—**	—	**—**	(18)	**—**	—	**2,016**	—	**(2,421)**	(13,442)
除税前溢利／(虧損)	**100,505**	50,079	**(44,496)**	(15,376)	**(28,860)**	4,741	**57,882**	4,256	**(7,375)**	5,465	**77,656**	49,165
税項	**(11,329)**	(12,067)	**—**	(8)	**—**	96	**(5,190)**	(1,420)	**(715)**	1,857	**(17,234)**	(11,542)
未計少數股東前溢利／(虧損)	**89,176**	38,012	**(44,496)**	(15,384)	**(28,860)**	4,837	**52,692**	2,836	**(8,090)**	7,322	**60,422**	37,623
少數股東權益	**(29,450)**	(12,248)	**—**	—	**—**	—	**(19,349)**	(3,625)	**(57)**	(662)	**(48,856)**	(16,535)
本年度純利／(虧損淨額)	**59,726**	25,764	**(44,496)**	(15,384)	**(28,860)**	4,837	**33,343**	(789)	**(8,147)**	6,660	**11,566**	21,088

財務報告附註(續)

2002年12月31日

6、終止中/已終止業務(續)

已終止業務於結算日之總資產及負債之賬面值如下:

	皮具產品業務		包裝物料業務		幕牆業務		總計	
	2002年	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
資產總值	—	25,682	—	7,902	—	—	—	33,584
負債總額	—	(11,587)	—	(1,734)	—	—	—	(13,321)
資產淨值	—	14,095	—	6,168	—	—	—	20,263

截至2002年12月31日止已終止業務應佔之現金流轉淨額如下:

	皮具產品業務		包裝物料業務		幕牆業務		總計	
	2002年	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
營運	**(608)**	(1,577)	**(287)**	(2,111)	—	(2,061)	**(895)**	(5,749)
投資	**(317)**	(958)	**154**	(174)	—	565	**(163)**	(567)
融資	—	—	—	—	—	258	—	258
現金流入/(流出)淨額	**(925)**	(2,535)	**(133)**	(2,285)	—	(1,238)	**(1,058)**	(6,058)

財務報告附註（續）

2002年12月31日

6、終止中／已終止業務（續）

截至2002年12月31日止年度已終止業務應佔之營業額、其他收入及收益、開支、除税前溢利／(虧損)及税項如下：

	皮具產品業務		包裝物料業務		幕牆業務		總計	
	2002年	2001年	**2002年**	2001年	**2002年**	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
營業額	**17,665**	31,358	**8,302**	21,999	—	6,986	**25,967**	60,343
銷售成本	**(5,985)**	(10,596)	**(6,067)**	(20,482)	—	(6,705)	**(12,052)**	(37,783)
毛利	**11,680**	20,762	**2,235**	1,517	—	281	**13,915**	22,560
其他收入及收益	**2,332**	3,011	**157**	341	—	26,209	**2,489**	29,561
銷售及分銷成本	**(7,259)**	(12,176)	**(832)**	(2,036)	—	—	**(8,091)**	(14,212)
行政費用	**(7,144)**	(14,550)	**(760)**	(1,842)	—	(5,359)	**(7,904)**	(21,751)
其他營運開支淨額	**(24)**	(45,091)	**(732)**	(7,163)	—	—	**(756)**	(52,254)
經營溢利／(虧損)	**(415)**	(48,044)	**68**	(9,183)	—	21,131	**(347)**	(36,096)
財務費用	**(29)**	(882)	—	—	—	(4,816)	**(29)**	(5,698)
應佔聯營公司溢利減虧損	—	—	—	—	—	—	—	—
除税前溢利／(虧損)	**(444)**	(48,926)	**68**	(9,183)	—	16,315	**(376)**	(41,794)
税項	—	—	—	—	—	—	—	—
未計少數股東前溢利／(虧損)	**(444)**	(48,926)	**68**	(9,183)	—	16,315	**(376)**	(41,794)
少數股東權益	**177**	5,575	—	—	—	150	**177**	5,725
本年度純利／(虧損淨額)	**(267)**	(43,351)	**68**	(9,183)	—	16,465	**(199)**	(36,069)

財務報告附註(續)

2002年12月31日

7、經營業務溢利

本集團之經營業務溢利已扣除：

	2002年 千港元	2001年 千港元
存貨銷售之成本	**2,385,997**	2,641,565
折舊	**426,100**	461,308
攤銷遞延費用*	**4,998**	12,915
攤銷循環再用包裝物料*	**6,667**	11,523
攤銷經營權*	**493,287**	494,096
攤銷商標*	**700**	1,400
攤銷預付租金*	**111,009**	111,190
經營租賃的最低租賃付款：		
土地及樓宇	**16,916**	15,462
廠房及機器	**—**	589
	16,916	16,051
核數師酬金	**6,500**	7,150
員工薪酬(不包括董事袍金 — 附註8)：		
工資及薪酬	**373,607**	469,299
退休金計劃供款	**30,511**	28,772
減：已沒收之供款	**(943)**	(1,109)
退休金計劃供款淨額#	**29,568**	27,663
	403,175	496,962

* 此等本年度攤銷已包括在綜合損益表的「銷售成本」內列示。

\# 於本年度及上年度年結時可用作減少來年供款之已沒收退休金計劃供款之款額不多。

財務報告附註(續)

2002年12月31日

7、 經營業務溢利(續)

	2002年 **千港元**	2001年 千港元
其他經營費用所包括之(收益)／費用:		
攤銷商譽(附註21)	**238**	119
投資物業重估虧損(附註16)	**89,432**	68,129
酒店物業重估虧損／(盈餘)淨額(附註14)	**(2,763)**	4,196
投資證券之減值	**1,890**	932
其他投資重估之未變現虧損	**2,747**	5,114
商標減值	**—**	4,100
發展中物業之減值(附註15)	**28,800**	22,682
發展中物業之減值虧損回轉(附註15)	**—**	(21,000)
投資於及貸款予聯營公司之減值	**—**	11,224
投資於聯營公司之減值虧損回轉	**—**	(3,761)
一間同系附屬公司欠款準備回撥	**(3,207)**	(8,000)
固定資產減值(附註14)	**55,343**	39,440
已於儲備中處理的因收購一間附屬公司所產生之商譽減值	**—**	21,918
已解除綜合之附屬公司之減值虧損回轉	**—**	(19,140)
出售附屬公司虧損淨額	**—**	8,481
出售發展中物業虧損	**—**	9,079
出售固定資產虧損淨額	**13,857**	20,518
出售一間附屬公司若干權益之虧損	**—**	3,087
出售投資物業之虧損	**260**	—
存貨之準備	**8,327**	10,871
呆賬之準備	**40,906**	24,394
合作企業減值(附註20)	**110,253**	—
為一間附屬公司計劃收縮的業務所付的補償金額	**—**	4,616

財務報告附註(續)

2002年12月31日

7、經營業務溢利(續)

	2002年 千港元	2001年 千港元
及計入:		
來自投資物業之租金收入總額	**278,568**	259,962
減:開支	**(14,547)**	(17,299)
來自投資物業之租金收入淨額	**264,021**	242,663
確認為收入之負商譽(附註21)*	**11,003**	10,286
其他租金收入淨額	**37,975**	28,153
出售已解除綜合之附屬公司之收益(附註17)	**850**	—
出售附屬公司之收益	**2,939**	—
出售聯營公司之收益淨額	**34,447**	—
出售其他投資之收益	—	26,240
來自商標之專利權收入	**500**	1,500
訴訟和解之收益(附註19)	**3,900**	—
利息收入	**31,457**	60,692
滙兌收益淨額	**526**	8,793

* 本年度確認為收入之負商譽已包括在綜合損益表的「其他收入及收益」中。

財務報告附註（續）

2002年12月31日

8、董事酬金及首5位薪酬最高之僱員

(a) 根據上市規則及公司條例第161條披露董事酬金如下：

	本集團	
	2002年	2001年
	千港元	千港元
袍金：		
執行董事	**—**	—
獨立非執行董事	**800**	800
	800	800
其他酬金：		
薪金、津貼及非現金福利	**3,343**	2,872
已付及應付花紅	**708**	157
退休金計劃供款	**583**	102
減：已沒收供款	**—**	—
退休金計劃費用淨額	**583**	102
董事酬金總額	**5,434**	3,931

董事之薪酬幅度如下：

	董事人數	
	2002年	2001年
無 — 1,000,000港元	**13**	13
1,000,001港元 — 1,500,000港元	**2**	—
1,500,001港元 — 2,000,000港元	**1**	1
	16	14

財務報告附註(續)

2002年12月31日

8、董事酬金及首5位薪酬最高之僱員(續)

本年度共有85,000,000份購股權(2001年：57,000,000份購股權)授予服務於本集團之若干董事，有關詳情載於財務報告附註44(a)。並無就以上購股權於損益表中計入價值，亦無於上述董事之酬金披露中計入該等購股權之價值。

本年度內，並無作出有關對董事放棄或答允放棄任何酬金之任何安排。

(b) 本集團首5位於年內最高薪酬之僱員包括2位董事(2001年：1位董事)。另3位最高薪酬非董事僱員(2001年：4位)之薪酬詳情如下：

	本集團	
	2002年	2001年
	千港元	千港元
薪金、津貼及非現金福利	**3,068**	5,434
已付及應付花紅	**1,415**	1,281
退休金計劃供款	**71**	68
	4,554	6,783

下列為該3位最高薪酬非董事僱員(2001年：4位)之薪酬幅度：

	人數	
	2002年	2001年
1,000,001港元 — 1,500,000港元	**2**	2
1,500,001港元 — 2,000,000港元	**1**	1
2,500,001港元 — 3,000,000港元	**—**	1
	3	4

財務報告附註(續)

2002年12月31日

8、 董事酬金及首5位薪酬最高之僱員(續)

本年度共有4,000,000份購股權(2001年:2,400,000份購股權)授予上述服務於本集團的3位最高薪酬非董事僱員中之其中2位(2001年:4位最高薪酬非董事僱員中之其中2位)。有關詳情載於財務報告附註44。並無就以上購股權於損益表中計入價值,亦無於上述5位薪酬最高僱員之酬金披露中計入該等購股權之價值。

9、 財務費用

	本集團	
	2002年	2001年
	千港元	千港元
須於下列期間內償還之銀行貸款、透支及其他貸款之利息:		
5年內	**140,552**	406,368
5年以上	**1,103,052**	1,122,628
擔保銀行貸款之利息準備(附註41)	**21,073**	46,706
融資租賃利息	**—**	268
	1,264,677	1,575,970
減:已包括在預付建築工程款之利息(附註24(c))	**(34,006)**	(11,768)
	1,230,671	1,564,202
有關掉期合約之掉期費用攤銷(附註39(b)(iii))	**14,328**	2,272
修訂掉期合約之財務開支(附註39(b)(iii))	**136,266**	—
廣東控股債務再融資之財務開支	**112,854**	—
本年度之總財務費用支出	**1,494,119**	1,566,474

財務報告附註（續）

2002年12月31日

10、稅項

香港利得稅乃根據本年度在香港產生之估計應課稅溢利按16%之稅率（2001年：16%）撥出準備。在中國及海外附屬公司之應課稅溢利之稅項則依據現有法例、詮釋及守則根據適用於該等附屬公司之稅率計算。

	2002年	2001年
	千港元	千港元
本公司及附屬公司：		
香港	**4,795**	5,912
中國內地	**84,039**	110,261
去年少提準備	**468**	400
	89,302	116,573
應佔稅項來自：		
共同控制企業	**7,701**	3,291
聯營公司	**16,289**	10,786
本年度稅項	**113,292**	130,650

11、股東應佔經營業務純利

本集團截至2002年12月31日止年度股東應佔經營業務純利已於本公司之財務報告中處理，金額為143,201,000港元（2001年：9,229,000港元）。

12、股息

董事會建議本年度不派發普通股股息（定義見財務報告附註43）（2001年：無）。

於2002年12月31日，累計但未宣告派發的固定優先股股息（定義見財務報告附註43）為92,236,000港元（2001年：70,448,000港元），該累計股息乃由1998年10月7日開始及不會計算利息。

財務報告附註(續)

2002年12月31日

13、每股盈利

截至2002年12月31日止的基本及攤薄後每股盈利及2001年同期之比較數字乃按以下資料計算：

	2002年 千港元	2001年 千港元
盈利：		
股東應佔淨溢利	**281,108**	285,542
減：優先股之贖回溢價準備	**(53,048)**	(52,051)
優先股股息	**(21,788)**	(21,352)
用以計算基本及攤薄後每股盈利之盈利	**206,272**	212,139
股數：		
已發行普通股的加權平均數	**5,141,494,726**	4,891,876,282
從當所有必須條件已符合之日起計因收購行動所須發行的額外股份效應	**137,500,000**	16,500,000
用以計算基本每股盈利	**5,278,994,726**	4,908,376,282
已發行普通股的加權平均數	**5,141,494,726**	4,891,876,282
假設本年度尚未行使的所有購股權以零作價發行	**48,915,741**	44,895,774
從年初起計因收購行動所須發行的額外股份效應	**198,000,000**	66,000,000
用以計算攤薄後每股盈利	**5,388,410,467**	5,002,772,056

財務報告附註(續)

2002年12月31日

13、每股盈利(續)

作為於2000年收購 GH Water Supply (Holdings) Limited(粵港供水(控股)有限公司)(「粵港供水控股」)81%權益(「收購行動」)的部分代價，本公司承諾由2000年12月22日起5年期間(「附加獎勵期限」)，每年向廣東控股有限公司發行6,600萬股普通股股份(「額外股份」)，惟須視乎粵港供水控股的附屬公司廣東粵港供水有限公司(「供水公司」)能否達致本公司與廣東控股有限公司於2000年12月22日訂立的附加獎勵協議(「附加獎勵協議」)所載的條件。此項責任之有關詳情列載於本公司於2000年9月15日就收購行動致股東之通函(「收購行動通函」)。

由於供水公司已分別於2001年9月、2002年3月、2002年9月及2003年3月達到根據附加獎勵協議中首年、次年、第3年及第4年的表現條件，因此本公司有責任於2003年12月21日或東深供水項目第4期改造工程(「第4期改造工程」)完成日，取其較遲者，發行2.64億股額外股份予廣東控股有限公司。第4期改造工程預期於2004 年年中完成。有關詳情請參閱財務報告附註45(b)。

關於附加獎勵期限首年、次年及第3年的1.98億股額外股份的影響已包括在計算本年度的基本及攤薄後每股盈利。但關於附加獎勵期第4年的另外6,600萬股額外股份的影響並未包括在計算本年度的基本及攤薄後每股盈利。這是由於有關條件是在結算日後於2003年3月才實現。

本年度，本公司的優先股的行使並無攤薄效應。

上年度，本公司的可換股債券及優先股的行使並無攤薄效應。

財務報告附註(續)

2002年12月31日

14、固定資產

本集團

	酒店物業	土地及樓宇	隧道、水壩、主水道及儲水庫	廠房及機器	傢俬、裝置及設備	租賃物業裝修	汽車	收費公路	在建工程	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本值或估值:										
年初	1,689,578	5,501,425	1,410,589	2,443,051	279,444	137,322	154,843	219,399	536,507	12,372,158
添置	—	9,142	—	38,221	8,353	7,661	2,201	—	43,520	109,098
轉往投資物業淨額	—	(5,277)	—	—	—	—	—	—	(2,579)	(7,856)
重新分類	—	730	18,066	23,413	3,997	(3,044)	752	5,826	(49,740)	—
出售	(53,891)	(56,225)	(234)	(32,029)	(10,762)	(18,126)	(8,253)	—	—	(179,520)
出售附屬公司	—	(3,700)	—	(2,651)	(1,322)	(5,334)	(519)	—	—	(13,526)
重估盈餘淨額	2,763	—	—	—	—	—	—	—	—	2,763
匯兌調整	(282)	(557)	—	(942)	(44)	(37)	(39)	(105)	(278)	(2,284)
於2002年12月31日	1,638,168	5,445,538	1,428,421	2,469,063	279,666	118,442	148,985	225,120	527,430	12,280,833
累計折舊及減值:										
年初	—	525,505	59,992	967,249	219,191	108,537	103,198	24,108	—	2,007,780
年內撥備	—	188,329	41,913	139,346	18,009	12,334	18,219	7,950	—	426,100
轉往投資物業	—	(807)	—	—	—	—	—	—	—	(807)
重新分類	—	(4,446)	—	1,415	5,342	(1,384)	(927)	—	—	—
出售	—	(2,946)	(98)	(22,046)	(8,554)	(17,518)	(6,976)	—	—	(58,138)
減值	—	52,476	—	1,534	1,298	35	—	—	—	55,343
出售附屬公司	—	(44)	—	(2,651)	(996)	(5,069)	(506)	—	—	(9,266)
匯兌調整	—	(483)	—	(450)	(33)	(28)	(29)	(24)	—	(1,047)
於2002年12月31日	—	757,584	101,807	1,084,397	234,257	96,907	112,979	32,034	—	2,419,965
賬面淨值:										
於2002年12月31日	1,638,168	4,687,954	1,326,614	1,384,666	45,409	21,535	36,006	193,086	527,430	9,860,868
於2001年12月31日	1,689,578	4,975,920	1,350,597	1,475,802	60,253	28,785	51,645	195,291	536,507	10,364,378

財務報告附註(續)

2002年12月31日

14、固定資產(續)

本集團(續)

由於部分土地和樓宇的出售和使用中價值的減低，以及本集團皮革廠和麥芽廠某些生產設施使用的減少，故作出55,343,000港元的固定資產減值虧損。土地和樓宇的減值虧損，連同其傢俬及裝置，以及租賃物業裝修由隨後之售價和專業評估釐定，而生產設施則被確認其可回收價值為零。

本集團截至2002年12月31日之酒店物業及土地、樓宇的賬面淨值分析如下：

	酒店物業		土地及樓宇	
	2002年	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元
於香港以長期租約持有	**686,035**	733,951	**404,149**	465,501
於香港以中期租約持有	**394,834**	394,834	**6,399**	4,882
於中國內地以長期租約持有	—	—	**20,468**	25,638
於中國內地以中期租約持有	**557,299**	560,793	**4,254,404**	4,476,292
於其他地方持有永久業權	—	—	**2,534**	3,607
	1,638,168	1,689,578	**4,687,954**	4,975,920

酒店物業於2002年12月31日之價值為1,638,168,000港元(2001年：1,689,578,000港元)，由獨立專業估值師永利行評值顧問有限公司根據物業現時之用途及公開市值於結算日個別重估。

由上述重估引致之淨重估盈餘2,763,000港元已計入綜合損益表內，抵銷部分本集團以往列支的重估降值。

倘本集團之酒店物業賬面金額以原始成本值減累計折舊及按本集團之會計準則計算的減值虧損列賬，其賬面金額為1,638,168,000港元(2001年：1,689,578,000港元)。

財務報告附註(續)

2002年12月31日

14、固定資產(續)

本公司

	傢俬、裝置及設備	租賃物業裝修	汽車	合計
	千港元	千港元	千港元	千港元
成本值:				
年初	11,157	10,311	612	22,080
添置	160	—	—	160
出售	(102)	—	—	(102)
於2002年12月31日	11,215	10,311	612	22,138
累計折舊:				
年初	8,405	3,506	612	12,523
年內撥備	1,298	2,524	—	3,822
出售	(94)	—	—	(94)
於2002年12月31日	9,609	6,030	612	16,251
賬面淨值:				
於2002年12月31日	1,606	4,281	—	5,887
於2001年12月31日	2,752	6,805	—	9,557

財務報告附註(續)

2002年12月31日

15、發展中物業

	本集團	
	2002年	2001年
	千港元	千港元
年初結存	**173,147**	406,956
添置(按成本值)	—	198,583
轉撥至供出售物業	—	(229,167)
出售附屬公司	—	(170,410)
出售	**(74,711)**	(30,852)
減值(附註7)	**(28,800)**	(22,682)
減值虧損回撥	—	21,000
滙兑調整	**(36)**	(281)
於12月31日結餘	**69,600**	173,147

本集團之發展中物業的賬面淨值分析如下:

	本集團	
	2002年	2001年
	千港元	千港元
於中國以長期租約持有	**64,000**	64,000
於中國以中期租約持有	**5,600**	85,147
於香港以長期租約持有	—	24,000
於12月31日結餘	**69,600**	173,147

因中國內地若干地區之物業市場之不利因素引致本年度之減值虧損為28,800,000港元(2001年:22,682,000港元),是基於董事會參考專業測量師意見後對發展中物業市值的估價而釐定。

財務報告附註(續)

2002年12月31日

16、投資物業

	本集團	
	2002年	2001年
	千港元	千港元
年初結存(按估值)	**2,332,118**	2,894,255
添置	**30,000**	—
轉撥自固定資產	**7,549**	48,896
轉撥至固定資產	**(500)**	(352,800)
轉撥至供出售物業	—	(29,000)
出售	**(1,649)**	(3,000)
出售附屬公司	—	(178,480)
重估虧損淨額	**(77,643)**	(47,753)
滙兑調整	**(595)**	—
於12月31日(按估值)	**2,289,280**	2,332,118
按地區劃分:		
於泰國之永久業權物業	**12,670**	16,858
於香港之長期租賃物業	**370,400**	458,250
於香港之中期租賃物業	**5,570**	6,080
於中國之中期租賃物業	**1,900,640**	1,850,930
於12月31日	**2,289,280**	2,332,118

本集團投資物業之價值由獨立專業估值師永利行評值顧問有限公司按現時用途於2002年12月31日之公開市值重估。

已列支綜合損益表內的89,432,000港元包括重估虧損淨額77,643,000港元,並考慮到少數股東應佔的重估盈餘11,789,000港元。

有關本集團投資物業的其他資料已列於第214至215頁。

財務報告附註(續)

2002年12月31日

17、佔附屬公司權益

	本公司	
	2002年	2001年
	千港元	千港元
投資(按成本值):		
上市	**726,825**	726,825
非上市	**6,107,276**	6,329,401
	6,834,101	7,056,226
附屬公司之欠款	**5,570,624**	6,278,126
欠附屬公司之款項	**(837,840)**	(1,446,274)
	11,566,885	11,888,078
減值準備	**(2,525,761)**	(2,525,761)
	9,041,124	9,362,317
上市股份於12月31日之市值	**504,018**	536,271

財務報告附註(續)

2002年12月31日

17、佔附屬公司權益(續)

於結算日之主要附屬公司之詳情如下：

公司	註冊成立／登記及營業地點	已發行股本，註冊／繳足股本面值	應佔股本權益百份比 本公司	應佔股本權益百份比 本集團	主要業務
Bateson Developments Limited	英屬維爾京群島／香港	普通股9美元 無投票權遞延股91美元	100%	100%	物業投資
世亞企業有限公司	香港	3港元	—	100%	物業投資
南冠(香港)有限公司	香港	2港元	—	71.56%	銷售皮具產品
照成投資有限公司	香港	普通股2港元 無投票權遞延股2港元	—	100%	酒店持有
* GH Water Supply (Holdings) Limited (粵港供水(控股)有限公司)	開曼群島	1,000,000港元 100港元特別A股 10港元特別B股	82.42%	82.42%	投資控股
金聲資產有限公司	香港	2港元	—	71.56%	投資控股
廣東天貿(集團)股份有限公司[(1)]	中國內地	人民幣840,000,000元	8.77%	62.77%	物業投資及投資控股
Guangdong Brewery Holdings Limited (粵海啤酒集團有限公司)	百慕達／香港	125,000,000港元	72%	72%	投資控股

財務報告附註(續)

2002年12月31日

17、佔附屬公司權益(續)

公司	註冊成立/登記及營業地點	已發行股本,註冊/繳足股本面值	應佔股本權益百份比 本公司	應佔股本權益百份比 本集團	主要業務
廣東(香港)旅遊有限公司	香港	普通股3,500,000港元 無投票權遞延股2,000,000港元	100%	100%	旅遊服務
粵海酒店有限公司	香港	普通股2港元 無投票權遞延股5,000,000港元	—	100%	酒店持有及經營
粵海(國際)酒店管理有限公司	香港	10,000港元	100%	100%	酒店管理
Guangdong Investment Finance (Cayman) Limited	開曼群島	2美元	100%	100%	提供貸款予本集團
Guangdong Nan Fang (Holdings) Co. Ltd.	英屬維爾京群島/中國內地	10,000美元	56.34%	56.34%	物業投資
Guangdong Parking Limited	英屬維爾京群島/香港	10美元	—	60%	物業投資
Guangdong Power (International) Limited	英屬維爾京群島/香港	44,078,850美元	51%	51%	投資控股
粵海地產發展有限公司	香港	2港元	100%	100%	投資控股
粵海制革有限公司(「粵海制革」)	香港	52,415,400港元	71.56%	71.56%	投資控股

財務報告附註(續)

2002年12月31日

17、佔附屬公司權益(續)

公司	註冊成立/登記及營業地點	已發行股本,註冊/繳足股本面值	應佔股本權益百份比 本公司	應佔股本權益百份比 本集團	主要業務
廣東天貿南方大廈百貨有限公司[4](「天南」)	中國內地	人民幣8,000,000元	—	76.92%	經營百貨公司
廣旅運輸有限公司	香港	100,000港元	—	100%	提供運輸服務
*廣東粵港供水有限公司[2]	中國內地	6,116,000,000港元	—	81.60%	供水業務
英德海英公路有限公司[2]	中國內地	人民幣93,200,000元	—	70%	公路營運
廣州麥芽有限公司[1]	中國內地	28,380,000美元	—	51.6%	麥芽生產
廣州羊城麥芽廠[1]	中國內地	11,000,000美元	—	51.6%	麥芽生產
港峰國際有限公司	香港	1,000,000港元	—	71.56%	進出口貿易
惠陽粵海房產發展有限公司[2]	中國內地	人民幣75,000,000元	—	80%	物業發展

財務報告附註(續)

2002年12月31日

17、佔附屬公司權益(續)

公司	註冊成立／登記及營業地點	已發行股本，註冊／繳足股本面值	應佔股本權益百份比 本公司	本集團	主要業務
南海皮廠有限公司(3)	中國內地	8,000,000美元	—	71.56%	牛皮加工及皮革貿易
寧波麥芽有限公司(3)	中國內地	26,000,000美元	—	51%	麥芽生產
Prized Time Limited	英屬維爾京群島／中國內地	2美元	—	71.56%	物業投資
青島南海皮廠有限公司(「青島南海皮廠」)(2)	中國內地	2,500,000美元	—	71.56%	暫無營業
Sen International Ventures Corporation (Hong Kong) Limited	香港	2港元	—	100%	酒店經營
韶關發電D廠有限公司(1)	中國內地	51,500,000美元	—	45.9%	經營發電廠
深圳粵海酒店企業有限公司(2)	中國內地	114,787,016港元	99%	99%	酒店持有及經營
深圳金威啤酒有限公司(1)	中國內地	50,000,000美元	—	68.4%	生產、分銷及銷售啤酒和投資控股
深圳金威啤酒釀造有限公司(1)	中國內地	12,000,000美元	—	62.64%	生產、分銷及銷售啤酒

財務報告附註(續)

2002年12月31日

17、佔附屬公司權益(續)

公司	註冊成立／登記及營業地點	已發行股本，註冊／繳足股本面值	應佔股本權益百份比 本公司	應佔股本權益百份比 本集團	主要業務
深圳金威啤酒包裝有限公司[(1)]	中國內地	12,000,000美元	—	62.64%	提供裝瓶及包裝服務
深圳金威啤酒公用工程有限公司[(1)]	中國內地	12,000,000美元	—	62.64%	提供公用工程服務
永順泰發展有限公司	香港	30,000,000港元	100%	100%	投資控股
蘇州粵海房地產開發有限公司[(2)]	中國內地	6,000,000美元	100%	100%	物業發展
Time Wise Profits Limited	英屬維爾京群島	1美元	—	71.56%	進出口貿易
徐州港威彩色包裝有限公司[(3)]	中國內地	人民幣18,000,000元	—	71.56%	製造及銷售包裝物料
徐州南海皮廠有限公司[(3)]	中國內地	人民幣12,000,000元	—	71.56%	牛皮加工及皮革貿易
珠海粵海酒店[(3)]	中國內地	10,000,000美元	—	100%	酒店持有及經營
粵昇財務有限公司	香港	2港元	100%	100%	財務及投資

財務報告附註(續)

2002年12月31日

17、佔附屬公司權益(續)

公司	註冊成立／登記及營業地點	已發行股本，註冊／繳足股本面值	應佔股本權益百份比 本公司	本集團	主要業務
中山電力(香港)有限公司	香港	100港元	95%	95%	投資控股
番禺國穎皮具手袋有限公司[(3)]	中國內地	5,655,050港元	—	71.56%	製造及銷售皮具產品

* 並非由香港安永會計師事務所或 Ernst & Young International 成員進行核數

附註：

(1) 中外合資經營企業

(2) 中外合作經營企業

(3) 外商投資企業外商獨資

(4) 於中國成立之有限責任公司

董事認為上表所列本公司之附屬公司對本集團本年度業績有重大影響或構成本集團資產淨值之主要部分。而倘提供其他附屬公司之詳情，董事則認為會使資料過於冗長。

財務報告附註(續)

2002年12月31日

17、佔附屬公司權益(續)

由於退出若干附屬公司的業務之安排及該等公司存在嚴重累計虧損，因此本集團在這些公司的權益已解除綜合，並且已作出悉數減值準備列示如下。

	本集團		本公司	
	2002年	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元
非上市股份(按成本值)	—	—	—	231,671
已解除綜合的淨負債	**(483,888)**	(752,130)	—	—
已解除綜合的附屬公司欠款	**209,731**	477,973	—	268,242
	(274,157)	(274,157)	—	499,913
就替已解除綜合的附屬公司所作的銀行擔保準備	**582,885**	582,885	**582,885**	582,885
	308,728	308,728	**582,885**	1,082,798
減值準備	**(308,728)**	(308,728)	**(582,885)**	(1,082,798)
	—	—	—	—

於結算日，主要已解除綜合的附屬公司之詳情如下：

公司	註冊成立／登記地點	已發行股本、註冊／繳足股本面值	應佔股本權益百份比 本公司	應佔股本權益百份比 本集團	主要業務
廣東南華水泥有限公司#	中國內地	人民幣500,000,000元	—	70%	水泥製造
粵海建材(國際)有限公司	香港	2港元	—	100%	投資控股

中外合資經營企業

財務報告附註(續)

2002年12月31日

17、佔附屬公司權益(續)

本年度內，上述附屬公司已解除綜合後之業績並不重大，所以沒有在本公司財務報告內處理。

於2001年7月27日，本公司就以代價850,000港元出售本公司於廣州市南方大廈有限公司(「南方大廈」)全部56.01%之權益而與中國合營夥伴訂立有條件協議。交易於2002年4月完成。南方大廈過往為本公司之附屬公司，於過往年度已於本集團財務報告解除綜合。由於本集團於過往年度已對其於南方大廈之全部權益悉數作出準備，作為本公司退出其非核心業務過程之一環，因此出售為本集團於本年度帶來溢利850,000港元。

18、佔一間共同控制企業權益

	2002年 **千港元**	2001年 千港元
應佔淨資產	**775,448**	720,829
一共同控制企業欠款	**243,616**	251,515
	1,019,064	972,344

一間共同控制企業欠款是無抵押、年利率按倫敦銀行間同業拆放年利率計息及無固定還款期。

共同控制企業之詳情如下：

公司	**已發行及繳足股本／** **註冊成立地點**	**本集團應佔** **股本權益百份比**	**主要業務**
Guangdong Transport Investment (BVI) Company Limited (「廣東交通公司」)	100,000美元／英屬維爾京群島	51%	公路及橋樑項目投資

財務報告附註(續)

2002年12月31日

18、佔一間共同控制企業權益(續)

廣東交通公司之經營及財務狀況撮要如下：

本年度之經營狀況：

	2002年 千港元	2001年 千港元
營業額	**21,862**	32,348
除稅後溢利	**107,101**	70,645

於結算日之財務狀況：

	2002年 千港元	2001年 千港元
非流動資產	**2,565,303**	2,676,766
流動資產	**86,151**	101,074
流動負債	**(56,964)**	(763,855)
非流動負債	**(1,074,004)**	(600,600)
資產淨值	**1,520,486**	1,413,385

財務報告附註(續)

2002年12月31日

19、佔聯營公司權益

	本集團		本公司	
	2002年	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元
非上市投資(按成本值)	**—**	—	**115,062**	3,968
攤佔淨資產	**431,014**	282,186	**—**	—
聯營公司欠款	**9,266**	472,745	**90**	254,116
欠聯營公司款項	**(9,135)**	(46,821)	**—**	(119)
	431,145	708,110	**115,152**	257,965
減值準備	**(7,528)**	(104,637)	**—**	(168,382)
	423,617	603,473	**115,152**	89,583
加:來自聯營公司貸款(包括於附註35)	**—**	37,690	**—**	—
於12月31日	**423,617**	641,163	**115,152**	89,583

如財務報告附註3所詳述,本集團採納會計實務準則第30號之過渡條款,該條款容許於2001年1月1日以前因收購產生的商譽及負商譽可維持沖銷或計入綜合資本儲備。

自2001年1月1日起及於本年度內,本集團並無因收購聯營公司而產生的商譽或負商譽。

於2002年12月13日,聯營公司餘下之欠款為無抵押、免息及無固定還款期。

於2001年12月31日,欠聯營公司款項為無抵押、按年利率4%計息及已於年內悉數償還。

2001年1月,本集團於美國向 Hennessy International Group, Inc.(「HIGI」)及其若干擁有/控權人(「被告」)提出訴訟,以追討本集團墊支予 HIGI 合共2,250,000美元之款項。HIGI 為本集團之聯營公司,本集團應佔 HIGI 23.85%股權。

財務報告附註(續)

2002年12月31日

19、佔聯營公司權益(續)

2002年8月16日，本集團與被告達成和解，並訂立一份和解協議。根據該協議，本集團同意解除向被告提出之申索，並將其持有 HIGI 之全部股權轉讓予被告，代價為500,000美元。因此 HIGI 從此不再成為本集團之聯營公司。

本集團的所有聯營公司均為企業組織。

2002年12月31日，主要聯營公司(均為企業組織)之詳情如下：

公司	註冊地點／登記及營運地點	應佔股本權益百份比 本公司	應佔股本權益百份比 本集團	主要業務
廣州市番禺粵海房地產有限公司	中國內地	—	24.8%	物業投資及發展
廣東吉之島天貿百貨有限公司	中國內地	—	21.97%	零售
Guangdong Power Investment Limited	英屬維爾京群島／香港	49%	49%	投資控股
廣東省韶關粵江發電有限責任公司	中國內地	—	11.48%	經營發電廠
廣州市新時代快車有限公司	中國內地	—	46%	運輸服務

董事認為上表所列之聯營公司對本集團本年度業績有重大影響或構成本集團資產淨值之主要部分。倘若提供其他聯營公司之詳情，董事認為會使資料過於冗長。

財務報告附註(續)

2002年12月31日

20、合作企業

	本集團	
	2002年	2001年
	千港元	千港元
非上市投資(按成本值)	**271,152**	271,152
減：累計攤銷及減值	**(271,152)**	(231,126)
	—	40,026
貸款予合作企業	**135,345**	135,345
合作企業欠款	**70,227**	70,227
減：撥備	**(70,227)**	—
於12月31日	**135,345**	245,598
減：列作流動資產之部分	**(58,005)**	(53,697)
非流動部分	**77,340**	191,901

合作企業投資乃指在位於中國內地中山之中山火力發電廠(「中山火力發電廠」)之投資成本，投資額為2.71億港元。上述合作企業之合作期限至2013年期滿。

貸款予合作企業乃以該合作企業若干固定資產抵押予本集團作擔保，此貸款年息為14.25%，由1998年4月起，分10年平均攤還，並已於2003年1月由中山火力發電廠以籌集所得新增銀行貸款悉數償還本金。新增銀行貸款以中山火力發電廠的全部土地、樓宇及設備(按銀行估值共約人民幣157,710,000元)作為抵押，並由本公司擔保。其他詳情載於財務報表附註53(i)。

由於中國內地能源供應市場競爭激烈，中山火力發電廠之財務狀況惡化，導致本年度出現110,253,000港元之進一步減值虧損及撥備。

財務報告附註(續)

2002年12月31日

21、商譽及負商譽

2002年1月1日後因收購附屬公司而產生並於綜合資產負債表中資本化成資產或確認的商譽及負商譽列示如下：

	本集團	
	商譽	負商譽
	千港元	千港元
成本值：		
年初	1,192	(115,568)
增購附屬公司權益(附註)	—	(36,967)
於2002年12月31日	1,192	(152,535)
累計攤銷及減值／(已確認為收入)：		
年初	119	(10,286)
於本年內的攤銷／(確認為收入)	238	(11,003)
於2002年12月31日	357	(21,289)
賬面淨值：		
於2002年12月31日	835	(131,246)
於2001年12月31日	1,073	(105,282)

附註：根據粵港控股股東協議條款，本公司就若干現有股東欲轉讓若干粵港供水控股股份事宜運用先行拒絕權利，本公司於本年內進一步收購粵港控股0.99%權益，總代價為22,256,000港元。基於上述收購，本集團於2002年12月31日持有粵港供水控股之股權增至82.42%，並確認36,967,000港元之負商譽。

詳述於財務報告附註3，本集團採納會計實務準則第30號之過渡條款，容許於2001年1月1日以前因收購並已沖銷或於綜合資本儲備反映之商譽及負商譽保持不變。

財務報告附註(續)

2002年12月31日

21、商譽及負商譽(續)

於2001年1月1日以前因收購附屬公司及聯營公司而產生並仍然於儲備反映之商譽及負商譽,其本年動向列示如下:

	本集團	
	已沖銷綜合資本儲備之商譽	反映於綜合資本儲備之負商譽
	千港元	千港元
成本值:		
年初及於2002年12月31日	1,259,300	(1,897,463)
累計減值:		
年初及於2002年12月31日	(1,018,662)	—
淨額:		
於2002年及2001年12月31日	240,638	(1,897,463)

財務報告附註（續）
2002年12月31日

22、其他財務資產

	本集團		本公司	
	2002年	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元
投資證券（按成本值）				
非上市：				
香港以外	**134,491**	146,952	—	—
減：減值準備	**(101,247)**	(99,357)	—	—
	33,244	47,595	—	—
其他投資（按公平價值）				
上市：				
香港	**132**	247	—	—
非上市：				
香港以外	**19**	19,988	—	17,338
於12月31日其他財務資產總值	**33,395**	67,830	—	17,338
減：其他投資按公平價值列作流動資產	**(151)**	(17,585)	—	(17,338)
非流動部分	**33,244**	50,245	—	—
於12月31日香港上市投資的市值	**132**	247	—	—

於2002年12月31日，被列入非上市證券投資為一間由本集團持有24.5%權益名為清遠新粵通有限公司之公司，其賬面值為18,646,000港元，該公司在中國註冊成立及投資在中國清遠市兩座北江大橋。依董事們之意見，本集團並無對清遠新粵通有限公司之財政及經營政策行使重大影響力，故此該項投資並未視作一間聯營公司而按權益法入賬。

財務報告附註(續)

2002年12月31日

23、無形資產

本集團

	經營權	商標	合計
	千港元	千港元	千港元
成本值：			
於年初	14,798,611	40,000	14,838,611
出售一間附屬公司	—	(40,000)	(40,000)
於2002年12月31日	14,798,611	—	14,798,611
累計攤銷及減值：			
於年初	677,088	38,500	715,588
年內攤銷	493,287	700	493,987
出售一間附屬公司	—	(39,200)	(39,200)
於2002年12月31日	1,170,375	—	1,170,375
賬面淨值：			
於2002年12月31日	13,628,236	—	13,628,236
於2001年12月31日	14,121,523	1,500	14,123,023

於收購行動前，廣東粵港供水有限公司(「供水公司」)於2002年12月31日，本集團持有其81.6%權益之附屬公司從粵港投資購入一項由2000年8月18日起計為期30年供水予香港、深圳及東莞的經營權。該經營權包括容許供水公司在東莞橋頭鎮從東江每年抽取24.23億立方米的淡水、供應淡水予香港的獨家經營權和供應淡水予深圳及東莞的非獨家經營權並自2000年8月18日起計為期30年。

財務報告附註(續)

2002年12月31日

24、其他長期資產

	本集團		本公司	
	2002年	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元
預付租金(附註(a))	**180,656**	291,665	**—**	—
土地使用權預付款(附註(b))	**452,773**	452,773	**—**	—
預付建築工程款(附註(c))	**1,406,681**	775,248	**—**	—
循環再用包裝物料	**15,778**	5,975	**—**	—
其他遞延費用	**8,312**	13,313	**154**	2,584
	2,064,200	1,538,974	**154**	2,584
減:短期部分(附註(a))	**(110,097)**	(110,097)	**—**	—
	1,954,103	1,428,877	**154**	2,584

附註:

(a) 在粵港供水於2000年8月18日成立之前,所有現時正使用中的固定資產,包括開放式供水管道、水道等固定資產均為粵港投資擁有。隨着「第4期改造工程」完成,部分現存固定資產,包括該土地,用於開放式供水管道及水道將被密封式的供水系統取代。因此,這些將於密封式供水系統完成時停用的相關固定資產及土地,均由粵港供水租賃,而非從粵港投資購入。

於結算日,該金額為尚未攤銷的租賃該些資產的預付租金,其中包括從粵港投資租用,租賃期由2000年8月18日至第4期改造工程完止用於開放或供水管道及水道的土地使用權。本年度有111,009,000港元(2001年:111,190,000港元)之預付租金已於綜合損益表攤銷。

此外,為符合本年度採納之呈報方式,於2002年12月31日,用於本集團現有開放式供水管道及水道而租賃之若干固定資產及土地,所預付於往後十二個月內攤銷之租金,合共110,097,000港元,已由其他長期資產重新分類為應收賬項、預付款項及按金,原因是董事認為,此呈報方式可更有效反映結餘之潛在性質。

(b) 該金額為預付第4期改造工程由2000年8月18月起計30年的土地使用權之費用。第4期改造工程是改造現時大部分正使用的開放式供水管道、水道成為密封式的及免受污染的供水系統,目的為防止輸送的淡水受到染污。改造工程於2000年8月開始,預期會於2004年中完成。

財務報告附註(續)

2002年12月31日

24、其他長期資產(續)

(c) 根據2000年8月18日由粵港供水與廣東省政府簽訂的「特許權協議」，粵港供水同意委任廣東省供水工程管理總局(「工程管理局」)按照與工程管理局於2000年12月15日訂立的「工程採購建設合同」負責第4期改造工程的統籌、工程的實施、採購及建設。包括第4期改造工程的借款費用在內的總建設費用預計人民幣47億元。

本年內，已包括在預付建築工程款的借款費用為34,006,000港元(2001年：11,768,000港元)，資本化比率為5.184%(2001年：5.589%)。

25、應收借款

	本集團	
	2002年	2001年
	千港元	千港元
有抵押	**884**	1,424
無抵押	—	—
於12月31日	**884**	1,424
須於下列期限償還：		
由結算日起計12個月之內	**245**	312
由結算日起計12個月之後	**639**	1,112
	884	1,424

財務報告附註(續)

2002年12月31日

26、存貨

	本集團	
	2002年	2001年
	千港元	千港元
原料	**238,428**	230,420
在製品	**72,861**	56,892
製成品	**157,214**	202,915
供出售之物業	**7,884**	25,146
於12月31日	**476,387**	515,373

於2002年12月31日,以可變現淨值列賬的存貨之賬面值為53,937,000港元(2001年:67,728,000港元)。

27、應收賬項、預付款項及按金

2002年12月31日,由本集團客戶所得之660,574,000港元(2001年:846,765,000港元)應收賬項已包括在應收賬項、預付款項及按金。

本集團與大多數客戶的交易條款均為賒銷,除對新客戶要求預支貨款外,所有發票通常要求在30至180日內支付。賒銷期限均已對客戶設定。本集團正尋求加強對應收未收的賬款監控,以便將壞賬風險減至最低。本集團高級管理層會定期對逾期應收款作檢討。

財務報告附註(續)

2002年12月31日

27、應收賬項、預付款項及按金(續)

於2002年12月31日，本集團應收賬項賬齡分析如下：

	本集團	
	2002年	2001年
	千港元	千港元
3個月內	**379,895**	540,609
超過3個月但少於6個月	**3,948**	6,496
超過6個月但少於1年	**32,765**	16,432
超過1年	**243,966**	283,228
	660,574	846,765
減：呆壞賬撥備	**(275,291)**	(305,205)
	385,283	541,560

財務報告附註（續）

2002年12月31日

28、現金及等同現金及已抵押銀行存款及結存

	本集團		本公司	
	2002年	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元
現金及銀行結存	**1,412,667**	1,258,150	**426,444**	123,263
定期存款	**375,756**	346,597	**42,657**	25,839
	1,788,423	1,604,747	**469,101**	149,102
減：有抵押銀行存款及結存（附註）	**(17,513)**	(66,305)	**—**	—
於12月31日之現金及等同現金（附註46(c)）	**1,770,910**	1,538,442	**469,101**	149,102

註：銀行存款及結存已抵押予銀行授予本集團貿易及信貸額度之用。

於2002年12月31日，本公司及若干附屬公司的現金及銀行結存為510,000,000港元（2001年：309,000,000港元）均受制於債務重組。根據債務重組文件，本公司及此等附屬公司須不時保留最高額共268,000,000港元（2001年：365,000,000港元）之現金及銀行結存作為營運用途。

除上述的268,000,000港元（2001年：365,000,000港元）外，根據本公司的一附屬公司於2000年12月22日與第三者簽定之協議，此附屬公司亦需保留現金及銀行存款作為償還利息，本金及分派其股東之用途。於2002年12月31日，現金保留作此等用途為127,545,000港元（2001年：130,766,000港元）。

財務報告附註(續)

2002年12月31日

29、關連公司欠款

根據公司條例161B條須披露之關連公司欠款詳情如下：

名稱	2002年 12月31月 千港元	年內最高 欠款 千港元	2002年 1月1日 千港元
Eken Development Limited			
(本公司唐真先生*擁有之公司)	**1,470**	1,601	1,601

* 本公司高級行政人員。

該等欠款以物業作為抵押，年息為香港優惠利率減2%，並須於結算日起計最長10年內按月悉數償還。

該借款是按照本公司的員工自置物業計劃執行，提供借款主要為協助上述高級行政人員購買住宅單位作為其主要住所。

30、附屬公司少數股東欠款

附屬公司少數股東欠款為無抵押貸款，免息及無固定還款期。

31、同系附屬公司欠款／欠同系附屬公司款

截至2002年12月31日，同系附屬公司欠款為百粵金融財務有限公司(「百粵金融」)所欠之無抵押借款44,949,000港元(2001年：67,965,000港元)，已扣除準備44,949,000港元(2001年：48,156,000港元)。該欠款年息介乎倫敦銀行間同業拆放年利率(「LIBOR」)加1.8%至香港銀行間同業拆放年利率(「HIBOR」)加1.8%，其還款期按百粵金融銀行債務重組協議條款。其餘同系附屬公司欠款為無抵押，免息及無固定還款期之款項。

於2002年12月31日，欠同系附屬公司之款項為無抵押，免息及無固定還款期。

財務報告附註(續)

2002年12月31日

32、直接控股公司欠款/欠直接控股公司款項

直接控股公司廣東控股有限公司之欠款為無抵押、免息並已於年內悉數償還。

欠直接控股公司款項分析如下:

	本集團		本公司	
	2002年	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元
包括於流動資產的不計息部分	**1,050**	64,069	**387**	—
計息部分(包括於附註35)	**626,623**	113,241	**568,000**	—
於12月31日	**627,673**	177,310	**568,387**	—

欠直接控股公司款項之不計息部分為無抵押及無固定還款期。

財務報告附註(續)

2002年12月31日

32、直接控股公司欠款／欠直接控股公司款項(續)

欠直接控股公司款項之計息部分內568,000,000港元(2001年：無)為無抵押貸款，年息按香港銀行同業拆放年利率加1%計算。計息部分之其餘款項58,623,000港元為無抵押及利息按年利率4%計算至2002年9月(2001年：113,241,000港元)，隨後之適用利率為中國內地的銀行貸款利率和存款利率之平均值。該無抵押欠款之到期日如下：

	本集團		本公司	
	2002年	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元
1年內	**305,316**	25,610	**294,518**	—
第2年	**10,798**	25,208	—	—
第3至第5年(首尾兩年包括在內)	**305,303**	46,813	**273,482**	—
5年以上	**5,206**	15,610	—	—
	626,623	113,241	**568,000**	—
減：列作流動負債部分	**(305,316)**	(25,610)	**(294,518)**	—
非流動部分	**321,307**	87,631	**273,482**	—

財務報告附註(續)

2002年12月31日

33、欠附屬公司之少數股東款項

於結算日，欠附屬公司之少數股東款項為無抵押及分析如下：

	本集團	
	2002年	2001年
	千港元	千港元
計息貸款(包括於附註35)：		
流動部分	**7,047**	—
非流動部分	**35,401**	42,448
	42,448	42,448
不計息貸款：		
流動部分	**405,172**	323,684
非流動部分	**198,373**	265,044
	603,545	588,728
	645,993	631,176

財務報告附註(續)

2002年12月31日

33、欠附屬公司之少數股東款項(續)

於結算日，欠附屬公司之少數股東款項於下列期間到期：

	本集團	
	2002年	2001年
	千港元	千港元
1年內或無固定還款期	**412,219**	323,684
第2年	**128,506**	184,729
第3至第5年(首尾兩年包括在內)	**97,510**	108,378
5年以後	**7,758**	14,385
	645,993	631,176

欠附屬公司之少數股東款項計息貸款部分為無抵押，直至2002年12月30日之利息按倫敦銀行間同業拆放年利率加2%年利率計算，隨後則按倫敦銀行間同業拆放年利率加1.8%年利率計算(2001年：倫敦銀行間同業拆放年利率加2%年息)。

34、應付賬項

本集團於12月31日之應付賬項賬齡(按到期日期計)分析如下：

	本集團	
	2002年	2001年
	千港元	千港元
3個月內	**214,383**	225,692
超過3個月但少於6個月	**14,064**	6,178
超過6個月但少於1年	**2,330**	1,648
超過1年	**61,321**	53,771
	292,098	287,289

財務報告附註(續)

2002年12月31日

35、銀行及其他計息貸款

本集團

		2002年			2001年		
		流動負債	非流動負債	合計	流動負債	非流動負債	合計
	附註	千港元	千港元	千港元	千港元	千港元	千港元
銀行貸款及透支	36	**721,656**	**14,343,728**	**15,065,384**	540,812	3,058,193	3,599,005
債券	37	—	**417,085**	**417,085**	—	650,179	650,179
浮息票據	38	—	**245,282**	**245,282**	—	382,349	382,349
商業票據及粵港供水控股債務	39	—	**1,406,242**	**1,406,242**	—	13,786,870	13,786,870
可轉讓貸款證	40	—	**265,034**	**265,034**	—	413,140	413,140
欠直接控股公司	32	**305,316**	**321,307**	**626,623**	25,610	87,631	113,241
欠附屬公司少數股東款項	33	**7,047**	**35,401**	**42,448**	—	42,448	42,448
欠一間聯營公司	19	—	—	—	37,690	—	37,690
於12月31日		**1,034,019**	**17,034,079**	**18,068,098**	604,112	18,420,810	19,024,922

財務報告附註(續)

2002年12月31日

35、銀行及其他計息貸款(續)

本公司

		2002年			2001年		
		流動負債	非流動負債	合計	流動負債	非流動負債	合計
	附註	千港元	千港元	千港元	千港元	千港元	千港元
銀行貸款及透支	36	—	**663,612**	**663,612**	2,356	1,070,956	1,073,312
浮息票據	38	—	**245,282**	**245,282**	—	382,349	382,349
商業票據	39	—	**92,417**	**92,417**	—	144,063	144,063
可轉讓貸款證	40	—	**265,034**	**265,034**	—	413,140	413,140
欠直接控股公司款項	32	**294,518**	**273,482**	**568,000**	—	—	—
於12月31日		**294,518**	**1,539,827**	**1,834,345**	2,356	2,010,508	2,012,864

36、銀行貸款及透支

	本集團		本公司	
	2002年	2001年	**2002年**	2001年
	千港元	千港元	千港元	千港元
銀行貸款及透支：				
有抵押	**14,448,708**	2,273,331	**114,854**	213,036
無抵押	**616,676**	1,325,674	**548,758**	860,276
於12月31日	**15,065,384**	3,599,005	**663,612**	1,073,312

財務報告附註(續)

2002年12月31日

36、銀行貸款及透支(續)

上述款項將於下列期間到期:

	本集團		本公司	
	2002年	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元
1年內或在通知時	**721,656**	540,812	—	2,356
第2年	**677,238**	697,691	—	228,971
第3至第5年(首尾兩年包括在內)	**2,483,810**	1,883,493	**663,612**	841,985
5年以上	**11,182,680**	477,009	—	—
	15,065,384	3,599,005	**663,612**	1,073,312
減:列作流動負債之部分	**(721,656)**	(540,812)	—	(2,356)
非流動部分	**14,343,728**	3,058,193	**663,612**	1,070,956

2002年12月31日,受多項銀行債務重組協議(「銀行債務重組協議」)規範的本集團銀行債務2,244,731,000港元,按銀行債務重組協議的條文所載的一項交易機制下是可轉讓的。其中21,250,000港元(2001年:40,429,000港元)的銀行債務由本公司的直接控股公司廣東控股有限公司透過該交易機制購入。

根據本集團與若干人士於2002年11月27日訂立的貸款協議(「再融資協議」),本集團獲授兩項分別為128億港元(「再融資貸款A」)及20億港元(「再融資貸款B」)的信貸融資。

於2002年12月31日,本集團根據再融資貸款A提取一項為數119.44億港元的銀行貸款(「銀行貸款A」),並用以重整本集團所有A組貸款及C組票據,以及75.88%的B組貸款(附註39)。銀行貸款A年息按三個月香港銀行間同業拆放利率加1.399%,並須於十年內分連續18期償還。第一個還款日期將為2003年12月。

財務報告附註(續)

2002年12月31日

36、銀行貸款及透支(續)

此外，於2002年12月31日，本集團亦根據再融資貸款B提取另一項為數8億港元的銀行貸款(「銀行貸款B」)。銀行貸款B年息按三個月或六個月香港銀行間同業拆放利率加1%，須於2013年償還。

銀行貸款A及銀行貸款B由供水公司按下屬基準提供擔保，並以供水公司的收入作為抵押。

於2002年12月31日，銀行貸款A中為數35億港元是以一份定息掉期合約作為對沖(附註39b(iii))。

37、債券

於2005年到期之有擔保淨息債券將於下列期間到期：

	本集團	
	2002年	2001年
	千港元	千港元
1年內	—	—
第2年	—	139,008
第3至第5年(首尾兩年包括在內)	**417,085**	511,171
	417,085	650,179
減：列作流動負債之部分	—	—
非流動部分	**417,085**	650,179

根據在2000年12月13日舉行之2002債券(定義見下文)持有人大會上通過之特別決議案(「特別決議案」)，債券持有人就本集團2002債券(定義見下文)之條款的重組予以批准。

財務報告附註(續)

2002年12月31日

37、債券(續)

根據特別決議案，以上債券之贖回期已重新制訂。因此，以上債券之到期期間是按照2000年11月16日向債券持有人刊發之通函(「債券通函」)之贖回時間表重新歸類。

於1997年7月7日，本公司之一間全資附屬公司 — Guangdong Investment Finance (Cayman) Limited (「GIFL」)— 發行共130,000,000美元2002年到期之1%有擔保可換股債券(「2002債券」)，該債券本於2002年7月7日到期。2002債券於盧森堡證券交易所上市。2002債券之發行價為本金額之100%(「本金」)，利息按年利率1釐計算並於每年期末支付。2002債券可按每股普通股13.75港元之初步換股價(可予調整)轉換成全數繳足股款普通股。除非在到期日之前已贖回、轉換或回購並註銷，此2002債券將於到期日以本金額之138.748%連同應計利息被贖回。

作為本集團全面重組的一部分，本公司及 GIFL 於2002債券的責任已重組。本公司董事於2000年11月16日宣佈建議修訂2002債券條款使其成為2005年到期有擔保浮息債券(「2005有擔保債券」)。此修訂隨後於2000年12月13日舉行的2002債券持有人大會中通過及於2000年12月22日正式生效。

如債券通函所載，2002債券重組的關鍵事項包括寬免當時已發生的技術性違約、將到期日延至2005年6月30日或再作延長的情況下延至不遲於2005年9月30日、修訂2002債券的若干條款及條件，其中包括撤銷2002債券可轉換成普通股的權利，及2005有擔保債券以強制性部分固定贖回與額外及／或提前強制性部分贖回方式償還。由本公司擔保的2005有擔保債券維持在盧森堡證券交易所的上市地位。

2005有擔保債券之年息按倫敦銀行間同業拆放年利率加2.375%的息差計算，直至已償還本金達1,017,500,000港元的「直接債項付款」後，適用息差將為年息2%。倘若到期日由2005年6月30日延至2005年9月30日，則延期期間內之適用息差須回復按年息2.375%計算。

財務報告附註(續)

2002年12月31日

37、債券(續)

GIFL 於2003年4月1日向2005有擔保債券持有人發出贖回通知，以於2003年5月2日悉數贖回2005有擔保債券未償還之本金總額，以及累計至贖回日期之利息。於贖回通知日期，2005有擔保債券未償還之本金總額為53,472,388美元。

38、浮息票據

	本集團及本公司	
	2002年	2001年
	千港元	千港元
修訂2000年浮息票據	**22,469**	35,024
修訂2001年浮息票據	**222,813**	347,325
於12月31日	**245,282**	382,349

上述款項將於下列期間到期：

	2002年	2001年
	千港元	千港元
1年內	—	—
第2年	—	81,746
第3至第5年(首尾兩年包括在內)	**245,282**	300,603
	245,282	382,349
減：列作流動負債之部分	—	—
非流動部分	**245,282**	382,349

本集團之浮息票據的重組條文已根據在2000年12月13日分別舉行之2000票據(定義見下文)及2001浮息票據(定義見下文)持有人大會上通過之特別決議案予以批准。因此，上述浮息票據之到期日已按2000年11月21日向浮息票據持有人發出之通函(「浮息票據通函」)中所載的經批准贖回時間表重新歸類。

財務報告附註(續)

2002年12月31日

38、浮息票據(續)

於1995年9月20日，本公司發行50,000,000美元於2000年9月到期之浮息票據(「2000票據」)。票據以不記名方式發行，每張面額250,000美元。2000票據之利息於期末每半年支付，年息按倫敦銀行間同業拆放年利率加1.3%計算。除本公司以往已贖回或回購並註銷外，2000票據本於2000年9月到期。

於1996年11月15日，本公司發行100,000,000美元於2001年11月到期之浮息票據(「2001票據」)。2001票據於盧森堡證券交易所上市。2001票據以不記名方式發行，每張面額250,000美元。2001票據之利息於期末每半年支付，年息按倫敦銀行間同業拆放年利率加1.4%計算。除本公司以往已贖回或回購並註銷外，2001票據本於2001年11月到期。

根據於2000年12月13日，分別由2000票據與2001票據之持有人通過的特別決議案，2000票據與2001票據之條款與條件已於2000年12月22日分別被重組成50,000,000美元2005年到期浮息債券(「修訂2000票據」)與100,000,000美元2005年到期浮息債券(「修訂2001票據」)。

修訂2000票據與修訂2001票據之持有人已停止全部或部分可要求提前贖回2000票據與2001票據的權利。修訂2001票據仍維持在盧森堡證券交易所的上市地位。

根據浮息票據通函，修訂2000票據及修訂2001票據(統稱「修訂票據」)重組的關鍵事項包括寬免當時已發生的技術性違約、將到期日延至2005年6月30日或再作延長的情況下延至不遲於2005年9月30日、修訂票據的若干修訂條款及條件，除其他事項外，包括修訂票據以固定強制性部分贖回與額外及／或提前強制性部分贖回方式償還。

修訂票據之年息按倫敦銀行間同業拆放年利率加2.375%的息差計算，直至已償還本金達1,017,500,000港元的直接債項付款後，適用息差將為年息2%。倘若到期日由2005年6月30日延至2005年9月30日，則延期期間內之適用息差須回復按2.375%計算。修訂2000票據與修訂2001票據的第1期利息已分別於2001年3月26日與2001年5月15支付，其後利息於每季度末到期支付。

財務報告附註(續)

2002年12月31日

38、浮息票據(續)

於2002年12月31日，修訂2000票據與修訂2001票據仍發行在外的金額分別為2,880,000美元(2001年：4,490,000美元)及28,566,000美元(2001年：44,529,000美元)。修訂2000票據與修訂2001票據面額為250,000美元。

39、應付票據及粵港控股債務

本集團

		2002年			2001年		
		流動負債	非流動負債	合計	流動負債	非流動負債	合計
	附註	千港元	千港元	千港元	千港元	千港元	千港元
應付票據	(a)	—	**92,417**	**92,417**	—	144,063	144,063
粵港供水控股債務	(b)	—	**1,313,825**	**1,313,825**	—	13,642,807	13,642,807
於12月31日		—	**1,406,242**	**1,406,242**	—	13,786,870	13,786,870

本公司

於12月31日之應付票據		—	**92,417**	**92,417**	—	144,063	144,063

(a) 應付票據

本公司發行的應付票據是用以替代本公司擔保其若干附屬公司的銀行貸款。應付票據年息按倫敦銀行間同業拆放年利率加2.375%的息差計算直至已償還本金達1,017,500,000港元的直接債項付款後，適用息差將為年息2%。倘若到期日由2005年6月30日延至2005年9月30日，則延期期間之適用息差須回復按2.375%計算。

財務報告附註(續)

2002年12月31日

39、應付票據及粵港控股債務(續)

(a) 應付票據(續)

於2002年12月31日應付票據於下列期間到期：

	本集團及本公司	
	2002年	2001年
	千港元	千港元
1年內	—	—
第2年	—	30,801
第3至第5年(首尾兩年包括在內)	**92,417**	113,262
	92,417	144,063
減：列作流動負債之部分	—	—
非流動部分	**92,417**	144,063

(b) 粵港供水控股債務由粵港供水控股發行，共分3組，3組具有同等地位：A組貸款、B組貸款及C組票據

(i) *A組貸款*

A組貸款本金為5,448,300,000港元並以港元為本位，利息按年利率8%計算，本金於10年內分10期償還，每年償還1期。第1期已於2001年12月償還。A組貸款已於本年內悉數重整。

(ii) *B組貸款*

B組貸款本金為5,448,300,000港元並以港元為本位，利息按年利率8%計算，本金將於2010年全數清還。本年內，B組貸款中4,134,475,000港元已經重整。於2002年12月31日，未償還B組貸款金額為1,313,825,000港元。

財務報告附註（續）

2002年12月31日

39、應付票據及粵港控股債務（續）

(b) 粵港供水控股債務由粵港供水控股發行，共分3組，3組具有同等地位：A組貸款、B組貸款及C組票據（續）

(iii) *C組票據*

C組票據本金以美元為本位，以1美元兑7.7585港元的滙率，換算為3,103,400,000港元。此美元債項利息按年利率7%計算，並將於2008年全數清還。C組票據乃根據一份信託契約以票據形式發行。

粵港供水控股於2000年12月20日簽訂外幣及利息掉期合約（「掉期合約」），其效果是將粵港供水控股之C組票據美元債務之本金及利息轉換成港元債項、以年利率8%計算利息並以1美元兑7.8港元之固定兑換率換算。

於2001年12月31日，C組票據的賬面金額以1美元兑7.8港元換算為港元，並已扣減於2001年12月31日尚未攤銷之掉期費用共14,328,000港元。按掉期合約計算的掉期費用以直線法從掉期合約的交易日至到期日期間攤銷。於本年度內，C組票據已悉數重整，而當時其餘尚未支付之掉期費用14,328,000港元已計入損益賬，作為本年度由於悉數償還C組票據而產生的財務費用。

粵港供水控股債務由供水公司以無優先權基準擔保，並以供水公司根據廣東省政府與香港政府簽訂之「香港供水協議」之供水費收入作抵押，該協議根據供水公司與廣東省政府簽訂之「粵港供水供水合同」轉讓至粵港供水。另外，供水公司亦為粵港供水控股根據C組票據4億美元之掉期合約產生之所有責任及負債作出擔保（「掉期擔保」）。根據掉期擔保下應付款項是優先於償還粵港供水控股債務。

財務報告附註(續)

2002年12月31日

39、應付票據及粵港控股債務(續)

(b) 粵港供水控股債務由粵港供水控股發行，共分3組，3組具有同等地位：A組貸款、B組貸款及C組票據(續)

(iii) *C組票據(續)*

2002年12月20日，由於已悉數償還C組票據掉期合約經修訂(「經修訂掉期合約」)，一筆136,266,000港元之代價計入損益賬作為本年度財務費用。經修訂掉期合約將名義本金為3,500,000,000港元之利息。由倫敦銀行間同業拆放年利率之浮動利息有效轉換為固定年利率，直至2012年12月20日止(附註36)。

若干廣東控股有限公司之附屬公司除按粵海企業集團的債務重組(請參閱財務報告附註51(ii))持有的粵港供水控股債務外，廣東控股有限公司及其若干附屬公司根據A組及B組貸款和C組票據的條款從粵港供水控股債務持有人進一步購入粵港供水控股債務。於2002年12月31日，廣東控股有限公司及該等同系附屬公司概無持有任何A組及B組貸款以及C組票據。(2001年：1,810,375,000港元)

40、可轉讓貸款證

於結算日，可轉讓貸款證之到期日如下：

	本集團及本公司	
	2002年	2001年
	千港元	千港元
1年內	—	—
第2年	—	88,329
第3至第5年(首尾兩年包括在內)	**265,034**	324,811
	265,034	413,140
減：列作流動負債部分	—	—
非流動部分	**265,034**	413,140

財務報告附註(續)

2002年12月31日

40、可轉讓貸款證(續)

該等可轉讓貸款證被列作「直接銀行債務」，為本公司的主要債務。據此，可轉讓貸款證的利息及還款期及比例與其他直接銀行債務相同。因此，可轉讓貸款證的到期日按銀行債務重組協議所載的還款時間表及還款期歸類。

41、擔保銀行貸款之準備

	本集團及本公司	
	2002年	2001年
	千港元	千港元
1月1日之結餘	**558,869**	750,819
本年內償還	**(200,348)**	(191,950)
12月31日之結餘	**358,521**	558,869
於以下期間償還：		
1年內或在通知時	—	—
第2年	**358,521**	119,486
第3至第5年(首尾兩年包括在內)	—	439,383
於12月31日	**358,521**	558,869
減：列作流動負債之部分	—	—
非流動部分	**358,521**	558,869

以上餘額代表本集團為粵海建材(國際)有限公司(「粵海建材」，一間已解除綜合的附屬公司)及粵海木材(一間前全資附屬公司及因收購行動於2000年12月22日為同系附屬公司)的若干銀行債務所提供的擔保。

財務報告附註(續)

2002年12月31日

41、擔保銀行貸款之準備(續)

根據本公司之銀行債務重組協議，此等銀行貸款作為本公司直接銀行債務處理，本公司有責任根據銀行債務重組協議償還此等貸款。另外，此等銀行貸款的債權人可隨時選擇脱離借款人的資產負債表而通過根據本公司之銀行重組債務協議發行應付票據轉為本公司的債權人。

以現時粵海建材及粵海木材的財務狀況，董事認為從這些公司產生之現金流入將會很少。所以，本集團於過往年度已對此等銀行貸款作出全額準備。

此等銀行貸款以介乎倫敦銀行間同業拆放年利率加2.375%的息差至香港銀行間同業拆放年利率加2.375%的息差的年息計算利息，直至已償還本金達1,017,500,000港元之直接債項，適用息差將為年息2%。本公司於此等銀行貸款的償還責任的準備根據銀行債務重組協議中的償還時間表償還。

再者，此等銀行貸款按銀行債務重組協議的條文所載的一項交易機制下是可轉讓的。於2002年12月31日，本公司之直接控股公司通過上述交易機制購入及持有若干粵海建材之銀行貸款達18,408,000港元(2001年：31,443,000港元)。

42、遞延税項

資產負債表所示之遞延税項準備主要為加速資本免税額所產生之時差而作出。

本集團並無尚未作出準備之重大潛在遞延税項負債(2001年：無)。

重估本集團之土地及樓宇、投資物業及酒店物業並未構成時差，故此，有關之潛在遞延税項之數額並未量化。

財務報告附註(續)

2002年12月31日

43、股本

股份

	2002年 千港元	2001年 千港元
法定股本:		
8,000,000,000股每股面值0.50港元之普通股(「普通股」)	**4,000,000**	4,000,000
200,000股每股面值1.00美元之3¼%優先股(優先股)	**1,549**	1,549
	4,001,549	4,001,549
已發行及繳足股本:		
5,162,382,672股普通股(2001年:5,132,982,672股普通股)	**2,581,191**	2,566,491
85,949股優先股(2001年:85,949股優先股)	**666**	666
	2,581,857	2,567,157

以下為本公司於本年度內之股本變動概要:

	附註	已發行普通股數	股本 千港元	股份溢價賬 千港元	總額 千港元
於2001年1月1日		4,867,636,920	2,433,818	5,841,351	8,275,169
贖回優先股	(i)	2,095,752	1,048	6,706	7,754
兌換2005擔保債券	(ii)	263,250,000	131,625	78,975	210,600
股份發行費用		—	—	(60)	(60)
於2001年12月31日及 2002年1月1日		5,132,982,672	2,566,491	5,926,972	8,493,463
已行使購股權	(iii)	29,400,000	14,700	917	15,617
於2002年12月31日		5,162,382,672	2,581,191	5,927,889	8,509,080

財務報告附註(續)

2002年12月31日

43、股本(續)

股份(續)

附註：

(i) 於2001年6月1日及6月13日，本公司以每股普通股3.7港元的轉換價發行共2,095,752股普通股分別贖回1股及1,000股優先股。

(ii) 於2001年11月30日，當廣東控股有限公司悉數行使於2005年到期的27,000,000美元可換股債券(「2005債券」)的換股權時，本公司以每股普通股0.80港元之換股價向其配發263,250,000股本公司的普通股。

(iii) 29,400,000份購股權附有之認購權已按每股普通股0.5312港元之認購價行使(財務報告附註44)，因而導致發行29,400,000股普通股，未扣除費用之總代價為15,617,000港元。

優先股

以下為本公司優先股股本之變動概要：

	已發行 優先股數目	優先股股本 千港元	優先股股份 溢價賬 千港元	總額 千港元
於2001年1月1日	86,950	674	672,888	673,562
贖回優先股	(1,001)	(8)	(7,746)	(7,754)
於2001年及2002年12月31日	85,949	666	665,142	665,808

優先股在盧森堡證券交易所上市，附有固定、累積股息，股息的計算按每股優先股之已繳股款金額1,000美元以年息3¼%計算。由2003年4月8日起，股息將會增至以已繳股款價值的139,564%計得的贖回金額的每年9.6%計算，此等優先股具有換股權，可按每股普通股3.7港元之換股價(調整已由2000年12月22日起生效)(可予調整)及以7.74654港元兑換1美元之固定滙率，轉換為本公司之全數繳足股款普通股。

財務報告附註(續)

2002年12月31日

43、股本(續)

優先股(續)

除非已根據優先股之條款及條件轉換、回購並註銷或被本公司贖回，否則，在符合優先股之條件及公司條例及適用於本公司之任何其他財政規例或其他法規的規限下，此等優先股將按優先股之條款及條件，於2003年4月7日到期以股份之已繳金額之139.564%被贖回。

根據2002年9月16日通過之特別決議案，優先股之若干條款已作修訂(「修訂」)及「附加修訂」)。修訂乃為優先股股東及廣東控股有限公司按相等於已繳股款價值135%之價格訂立認沽期權及認購期權。而附加修訂乃調低優先股由2003年4月8日起至2004年4月7日止年度附帶之股息條款，有關股息按其贖回金額以每年6.60%計算。附加條訂旨在減低2003年4月8日起至2004年4月7日止年度優先股股息(已宣派及／或未宣派)約3,600,000美元。

有關修訂及附加條訂之其他詳情亦載於本公司於2002年8月7日及8月19日刊發之公佈及於2002年8月23日發出之通函。

於結算日後，廣東控股有限公司於2003年2月8日根據修訂項下之認沽期權及認購期權，收購本公司優先股之全部100%權益。於本報告日期，優先股仍然發行在外。

假設仍在發行之85,949股優先股按換股價全數轉換為本公司之普通股，本公司將因此而發行179,947,936股新普通股，佔本公司於結算日之假設已擴大發行普通股股本之3.37%。該等轉換權已於2003年3月31日作廢。

購股權

有關本公司購股權計劃及根據計劃發行之購股權詳情載於財務報表附註44。

財務報告附註（續）

2002年12月31日

43、股本（續）

美國預託證券

Citibank N.A. 為本公司普通股成立「美國預託證券」計劃，而美國預託證券之註冊聲明已於1994年8月5日獲美國證券及交易所委員會宣佈正式生效。根據美國預託證券計劃，最高可達16,000,000份美國託存股份（代表本公司160,000,000股普通股）可於美國場外交易市場進行買賣。本公司不會因美國預託證券計劃而發行或將予發行新股份。

美國預託證券計劃設立之目的乃為使本公司得以擴大其投資者基礎。本公司已委託花旗銀行為美國預託證券計劃之託管銀行。

於結算日後，美國預託證券計劃已於2003年2月24日起終止。

44、購股權計劃

會計實務準則第34號已於年內採納，有關詳情見附註2及財務報告附註3「僱員福利」一節。因此，有關本集團購股權計劃之詳盡披露資料現載入財務報告附註。於過往年度，由於所披露資料亦為上市規則所規定者，故此等資料載於董事會報告。

(a) 粵海投資購股權計劃

本公司於2002年5月31日終止其於1994年2月2日採納之購股權計劃（「原有粵海投資計劃」），並於同日採納新購股權計劃（「粵海投資計劃」）。

按原有粵海投資計劃，購股權之行使價可由董事釐定，不低於普通股之面值及股份於緊接購股權授出日期前五個營業日在聯交所每日報價表所示之收市價平均值之80%（以較高者為準）。

財務報告附註（續）

2002年12月31日

44、購股權計劃（續）

(a) 粵海投資購股權計劃（續）

為回應聯交所就上市規則第十七章（購股權計劃）所作之修訂，本公司於2002年5月31日終止原有粵海投資計劃，並於同日採納粵海投資計劃，詳情如下：

粵海投資計劃為鼓勵參與者向本集團作出供獻，以便本集團聘請及挽留優質僱員長期為本集團服務，與諮詢人、專業顧問、貨品及服務之供應商及客戶維繫良好關係，以及吸納對本集團重視之人材。粵海投資計劃之合資格參與人包括本公司之董事（包括非執行及獨立非執行董事）、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。除非另行終止或修訂，粵海投資計劃之有效期由2002年6月3日起計10年內有效。

因行使按粵海投資計劃及本公司任何其他計劃已授出之全部未行使之購股權而可予發行之普通股最高總數，最多不得超過當時已發行股份之30%。因行使按粵海投資計劃及本公司任何其他計劃授出之所有購股權而發行之普通股總數，合共不得超過本公司於粵海投資計劃採納日期已發行普通股之10%，但本公司可於股東大會上徵求股東批准更新計劃之10%限額。於2002年12月31日，按根據本公司購股權計劃授出之購股權可予發行之普通股數目為349,348,939股，約佔本公司當日已發行普通股之6.77%。

於授出日期前之任何十二個月期間，任何一位參與者因行使授出之購股權（包括已行使及尚未行使之購股權）而發行及將予發行之股份總數，不得超過授出當日已發行普通股股份之1%。如進一步授出購股權以致有關股數超逾該限額，須在本公司股東大會上獲股東批准。

如向本公司董事、主要行政人員或主要股東或彼等任何聯系人士授出購股權，事前須獲本公司獨立非執行董事批准。此外，於任何十二個月之期間內，如向本公司主要股東、獨立非執行董事或以上各方各自之聯繫人士授出購股權，而涉及之普通股數目超逾本公司於任何時間之已發行普通股之0.1%及有關總值（按本公司普通股股份於授出日期之收市價計算）超逾5,000,000港元，事前須獲股東在本公司股東大會上批准。

財務報告附註(續)

2002年12月31日

44、購股權計劃(續)

(a) 粵海投資購股權計劃(續)

授出購股權之建議可於建議提出後14天內接納,惟承授人須繳付1港元之代價,所授出購股權之行使期由董事決定,並於一段為期若干之歸屬期結束後,結束日期不遲於購股權授出日期起計10年。

購股權行使價可由董事釐定,惟不得低於以下三項之較高者:(i)本公司普通股於購股權授出日期(必須為營業日)在聯交所每日報價表所示之收市價;(ii)本公司普通股股份於緊接購股權授出日期前五個營業日在聯交所每日報價表所示之收市價平均值;及(iii)普通股面值。

購股權並未賦予持有人有關股息或在股東大會上投票之權利。

年內粵海投資購股權計劃未行使購股權之詳情如下:

參與者姓名或類別	購股權數目 於2002年1月1日	年內授出購股權##	年內註銷/作廢	年內行使	於2002年12月31日	購股權之授出日期* (日/月/年)	購股權之行使期限 (首尾兩日包括在內)# (日/月/年)	購股權行使價** 港元	股份價格*** 於購股權之授出日期 港元
董事									
武捷思	12,000,000	—	—	—	12,000,000	01.11.2001	02.05.2002至01.05.2007	0.74	0.74
	—	9,000,000	—	—	9,000,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	6,000,000	—	—	6,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
李文岳	12,000,000	—	—	—	12,000,000	10.08.2001	11.02.2002至10.02.2007	0.5312	0.67
	—	9,000,000	—	—	9,000,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	6,000,000	—	—	6,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
張輝	—	5,000,000	—	—	5,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
陳祖澤	1,000,000	—	—	—	1,000,000	01.11.2001	02.05.2002至01.05.2007	0.74	0.74
	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96

財務報告附註(續)

2002年12月31日

44、購股權計劃(續)

(a) 粵海投資購股權計劃(續)

參與者姓名或類別	購股權數目 於2002年1月1日	年內授出購股權##	年內註銷／作廢	年內行使	於2002年12月31日	購股權之授出日期* (日／月／年)	購股權之行使期限 (首尾兩日包括在內)# (日／月／年)	購股權行使價** 港元	股份價格*** 於購股權之授出日期 港元
李國寶	1,000,000	—	—	—	1,000,000	01.11.2001	02.05.2002至01.05.2007	0.74	0.74
	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
鄭慕智	1,000,000	—	—	—	1,000,000	01.11.2001	02.05.2002至01.05.2007	0.74	0.74
	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
馮華健	1,000,000	—	—	—	1,000,000	01.11.2001	02.05.2002至01.05.2007	0.74	0.74
	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
叶旭全	12,000,000	—	—	—	12,000,000	10.08.2001	11.02.2002至10.02.2007	0.5312	0.67
	—	9,000,000	—	—	9,000,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	6,000,000	—	—	6,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
李偉強	1,500,000	—	—	—	1,500,000	01.11.2001	02.05.2002至01.05.2007	0.74	0.74
	—	1,500,000	—	—	1,500,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	1,500,000	—	—	1,500,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
張亞平	12,000,000	—	—	—	12,000,000	10.08.2001	11.02.2002至10.02.2007	0.5312	0.67
	—	9,000,000	—	—	9,000,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	6,000,000	—	—	6,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
翟治明	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
王萬鈞	1,500,000	—	—	(500,000)	1,000,000	10.08.2001	11.02.2002至10.02.2007	0.5312	0.67
	—	1,500,000	—	—	1,500,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	1,500,000	—	—	1,500,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96

財務報告附註(續)

2002年12月31日

44、購股權計劃(續)

(a) 粵海投資購股權計劃(續)

參與者姓名或類別	購股權數目 於2002年1月1日	年內授出購股權##	年內註銷/作廢	年內行使	於2002年12月31日	購股權之授出日期*(日/月/年)	購股權之行使期限(首尾兩日包括在內)#(日/月/年)	購股權行使價**港元	股份價格***於購股權之授出日期港元
古樹南	1,000,000	—	—	—	1,000,000	01.11.2001	02.05.2002至01.05.2007	0.74	0.74
	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
王小峰	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
	56,000,000	85,000,000	—	(500,000)	140,500,000				
其他									
僱員	1,490,000	—	(1,490,000)	—	—	09.12.1996	10.06.1997至09.06.2002	4.536	5.90
	6,005,000	—	(3,300,000)	—	2,705,000	18.02.1998	19.08.1998至18.08.2003	2.892	3.70
	5,350,000	—	(2,500,000)	—	2,850,000	16.03.1998	17.09.1998至16.09.2003	3.024	3.75
	129,500,000	—	(10,400,000)	(28,900,000)	90,200,000	10.08.2001	11.02.2002至10.02.2007	0.5312	0.67
	1,000,000	—	(1,000,000)	—	—	01.11.2001	02.05.2002至01.05.2007	0.74	0.74
	—	14,300,000	(500,000)	—	13,800,000	07.05.2002	08.11.2002至07.11.2007	0.814	0.81
	—	67,900,000	—	—	67,900,000	04.12.2002	05.03.2003至04.03.2008	0.96	0.96
顧問	—	31,393,939	—	—	31,393,939	03.06.2002	21.12.2002至03.06.2007	0.816	0.81
	143,345,000	113,593,939	(19,190,000)	(28,900,000)	208,848,939				
合計	199,345,000	198,593,939	(19,190,000)	(29,400,000)	349,348,939				

* 購股權歸屬期由授出日期起至行使期開始當日止。

** 如進行供股或本公司股本有其他類似變動,購股權行使價可予調整。

*** 本公司普通股於購股權授出日期之價格,乃購股權授出日期之營業日在聯交所之收市價。

如購股權行使期之最後一日並非香港之營業日,購股權行使期將於該日期前之營業日下午五時零一分到期(香港時間)。

承授人於接納2002年12月4日授出之購股權時須支付1.00港元。

財務報告附註(續)

2002年12月31日

44、購股權計劃(續)

(b) 粵海啤酒購股權計劃

於2002年5月31日，粵海啤酒終止於1997年7月22日採納並於當時有效之購股權計劃(「原有粵海啤酒計劃」)，並於同日採納新購股權計劃(「粵海啤酒計劃」)。

按原有粵海啤酒計劃，購股權行使價可由董事釐定，相等於股份面值或不低於股份於緊接購股權授出日期前五個營業日在聯交所每日報價表所示之收市價平均值之80%(以較高者為準)。

為回應聯交所就上市規則第十七章(購股權計劃)所作之修訂，粵海啤酒於2002年5月31日終止原有粵海啤酒計劃，並於同日採納粵海啤酒計劃，詳情如下：

粵海啤酒計劃為鼓勵參與者向粵海啤酒集團作出供獻，以便粵海啤酒集團聘請及挽留優質僱員長期為粵海啤酒集團服務，與諮詢人、專業顧問、貨品及服務之供應商及客戶維繫良好關係，以及吸納對粵海啤酒集團重視之人材。粵海啤酒計劃之合資格參與者包括粵海啤酒之董事(包括非執行及獨立非執行董事)、粵海啤酒集團之僱員或行政人員、粵海啤酒集團之顧問或諮詢人、粵海啤酒集團之貨品或服務供應商、粵海啤酒集團之客戶及粵海啤酒集團之主要股東。除非另行終止或修訂，粵海啤酒計劃之有效期由2003年1月10日起計10年。

因行使按粵海啤酒計劃及粵海啤酒任何其他計劃已授出之全部未行使購股權而可予發行之股份總數，不得超過不時已發行股份之30%。因行使按粵海啤酒計劃及粵海啤酒任何其他計劃授出之所有購股權而可予發行之股份總數，合共不得超過粵海啤酒於粵海啤酒計劃採納當日已發行股份之10%，但粵海啤酒可於股東大會上徵求股東批准更新計劃之10%限額。於2002年12月31日，按根據粵海啤酒計劃授出之購股權可予發行之股份數目合共為21,050,000股，約佔粵海啤酒當日已發行股份之1.68%。

財務報告附註（續）

2002年12月31日

44、購股權計劃（續）

(b) 粵海啤酒購股權計劃（續）

在緊接授出日期前之任何十二個月期間，任何一位參與者因行使授出之購股權（包括已行使及尚未行使之購股權）而發行及將予發行之股份總數，不得超過授出當日已發行股份之1%。如進一步授出購股權以致有關股數超逾該限額，須在粵海啤酒股東大會上獲股東批准。

如向粵海啤酒董事、主要行政人員或主要股東或彼等各自之聯繫人士授出購股權，事前須獲粵海啤酒獨立非執行董事批准。此外，於任何十二個月之期間內，如向粵海啤酒主要股東、獨立非執行董事或以上各方各自之聯繫人士授出購股權，而涉及之粵海啤酒股份數目超逾粵海啤酒於任何時間之已發行股份之0.1%及有關總值（按粵海啤酒股份於授出日期之收市價計算）超逾5,000,000港元，事前須獲股東在粵海啤酒股東大會上批准。

授出購股權之建議可於建議提出後14天內接納，惟承授人須繳付1港元之代價，所授出購股權之行使期由董事決定，並於一段為期若干之歸屬期結束後，結束日期不遲於購股權授出日期起計10年。

購股權行使價可由粵海啤酒董事釐定，惟不得低於以下三項之較高者：(i)粵海啤酒股份於購股權授出日期（必須為營業日）在聯交所每日報價表所示之收市價；(ii)粵海啤酒股份於緊接購股權授出日期前五個營業日在聯交所每日報價表所示之收市價平均值；及(iii)粵海啤酒股份面值。

購股權並未賦予持有人有關股息或在股東大會上投票之權利。

財務報告附註(續)

2002年12月31日

44、購股權計劃(續)

(b) 粵海啤酒購股權計劃(續)

年內粵海啤酒購股權計劃未行使之購股權詳情如下：

參與者姓名或類別	購股權數目 於2002年1月1日	年內註銷	於2002年12月31日	購股權授出日期* (日／月／年)	購股權行使期# (日／月／年)	購股權行使價** 港元	粵海啤酒股份於購股權授出日期之價格*** 港元
粵海啤酒之董事及主要行政人員							
合計	17,000,000	—	17,000,000	10.10.2001	11.04. 2002至10.04. 2007	0.383	0.38
	1,200,000	—	1,200,000	20.08.1997	20.02.1998至19.02. 2003	2.100	2.725
	18,200,000	—	18,200,000				
僱員							
合計	2,650,000	(200,000)	2,450,000	20.08.1997	20.02.1998至19.02. 2003	2.100	2.725
	5,400,000	(5,000,000)	400,000	10.10.2001	11.04.2002至10.04. 2007	0.383	0.38
	8,050,000	(5,200,000)	2,850,000				
	26,250,000	(5,200,000)	21,050,000				

* 購股權歸屬期由授出日期起至行使期開始當日止。

** 如進行供股或粵海啤酒股本有其他類似變動，購股權行使價可予調整。

*** 粵海啤酒股份於購股權授出日期之價格，乃購股權授出日期之營業日在聯交所之收市價。

\# 如購股權行使期之最後一日並非香港之營業日，購股權行使期將於該日期前之營業日下午五時零一分到期(香港時間)。

財務報告附註(續)

2002年12月31日

44、購股權計劃(續)

(c) 粵海制革購股權計劃

於2002年5月31日,粵海制革終止於1996年11月26日採納並於當時有效之購股權計劃(「原有粵海制革計劃」),並於同日採納新購股權計劃(「粵海制革計劃」)。

按原有粵海制革計劃,購股權行使價可由董事釐定,相等於股份面值或不低於股份於緊接購股權授出日期前五個營業日在聯交所每日報價表所示之收市價平均值之80%(以較高者為準)。

為回應聯交所就上市規則第十七章(購股權計劃)所作之修訂,粵海制革於2002年5月31日終止原有粵海制革計劃,並於同日採納粵海制革計劃,詳情如下:

粵海制革計劃為鼓勵參與者向粵海制革集團作出供獻,以便粵海制革集團聘請及挽留優質僱員長期為粵海制革集團服務,與諮詢人、專業顧問、貨品及服務之供應商及客戶維繫良好關係,以及吸納對粵海制革集團重視之人材。粵海制革計劃之合資格參與者包括粵海制革之董事(包括非執行及獨立非執行董事)、粵海制革集團之僱員或行政人員、粵海制革集團之顧問或諮詢人、粵海制革集團之貨品/或服務供應商、粵海制革集團之客戶及粵海制革集團之主要股東。除非另行終止或修訂,粵海制革計劃之有效期由2003年1月13日起計10年。

因行使按粵海制革計劃及粵海制革任何其他計劃已授出之全部未行使購股權而可予發行之股份總數,不得超過不時已發行股份之30%。因行使按粵海制革計劃及粵海制革任何其他計劃將予授出之所有購股權而可予發行之股份總數,合共不得超過粵海制革於粵海制革計劃採納當日已發行股份之10%。於2002年12月31日,由於該日並無任何未行使購股權,故無因應按粵海制革計劃授出之購股權可予發行之股份。

財務報告附註(續)

2002年12月31日

44、購股權計劃(續)

(c) 粵海制革購股權計劃(續)

在緊接授出日期前之任何十二個月期間,因行使授出之購股權(包括已行使及尚未行使之購股權)而發行及將予發行之股份總數,不得超過授出當日已發行股份之1%。如進一步授出購股權以致有關股數超逾該限額,須在粵海制革股東大會上獲股東批准。

如向粵海制革董事、主要行政人員或主要股東或彼等各自之聯繫人士授出購股權,事前須獲獨立非執行董事批准。此外,於任何十二個月之期間內,如向粵海制革主要股東、獨立非執行董事或以上各方各自之聯繫人士授出購股權,而涉及之粵海制革股份數目超逾粵海制革於任何時間之已發行股份之0.1%及有關總值(按粵海制革股份於授出日期之收市價計算)超逾5,000,000港元,事前須獲股東在粵海制革股東大會上批准。

授出購股權之建議可於建議提出後14天內接納,惟承授人須繳付1港元之代價,所授出購股權之行使期由粵海制革董事決定,並於一段為期若干之歸屬期結束後,結束日期不遲於購股權授出日期起計10年。

購股權行使價可由粵海制革董事釐定,惟不得低於以下三項之較高者:(i)粵海制革股份於購股權授出日期(必須為營業日)在聯交所每日報價表所示收市價;(ii)粵海制革股份於緊接購股權授出日期前五個營業日在聯交所每日報價表所示之收市價平均值;及(iii)粵海制革股份面值。

購股權並未賦予持有人有關股息或在股東大會上投票之權利。

年內粵海制革董事並無根據粵海制革計劃獲授或行使任何購股權。

財務報告附註(續)

2002年12月31日

44、購股權計劃(續)

(c) 粵海制革購股權計劃(續)

年內粵海制革未行使購股權之詳情如下:

參與者姓名或類別	購股權數目 於2002年1月1日	購股權數目 年內註銷	購股權數目 於2002年12月31日	購股權授出日期* (日/月/年)	購股權行使期# (日/月/年)	購股權行使價** 港元	粵海制革股份於購股權授出日期之價格*** 港元
粵海制革之董事							
合計	500,000	(500,000)	—	15.01.1997	15.01.1997至14.01. 2002	1.3936	2.05
	500,000	(500,000)	—				
僱員							
合計	3,900,000	(3,900,000)	—	15.01.1997	15.07.1997至14.01. 2002	1.3936	2.05
	2,000,000	(2,000,000)	—	27.05.1997	27.11.1997至26.05. 2002	2.2240	3.625
	5,900,000	(5,900,000)	—				
	6,400,000	(6,400,000)	—				

* 購股權歸屬期由授出日期起至行使期開始當日止。

** 如進行供股或粵海制革股本有其他類似變動,購股權行使價可予調整。

*** 粵海制革股份於購股權授出日期之價格,乃購股權授出日期之營業日在聯交所之收市價。

\# 如購股權行使期之最後一日並非香港之營業日,購股權行使期將於該日期前之營業日下午五時零一分到期(香港時間)。

財務報告附註(續)

2002年12月31日

45、儲備

本集團	優先股溢價賬 千港元	普通股溢價賬 千港元	即將發行之普通股 千港元 (附註45(b))	資本儲備 千港元	發展基金儲備 千港元	外滙波動儲備 千港元	特殊儲備 千港元 (附註45(a))	累計虧損 千港元	合計 千港元
於2001年1月1日	672,888	5,841,351	—	3,913,564	95,139	(121,692)	145,993	(4,464,602)	6,082,641
應計股息回轉調整 (附註45(a))	—	—	—	—	—	—	—	49,096	49,096
特殊儲備轉入(附註45(a))	—	—	—	—	—	—	(145,993)	145,993	—
優先股轉換成普通股 (附註43(i))	(7,746)	6,706	—	—	—	—	—	—	(1,040)
發行股本費用	—	(60)	—	—	—	—	—	—	(60)
本年度淨溢利	—	—	—	—	—	—	—	285,542	285,542
2005擔保債券轉換成普通股 (附註43(ii))	—	78,975	—	—	—	—	—	—	78,975
損益表轉入	—	—	—	—	30,720	—	—	(30,720)	—
因收購一間附屬公司所產生的商譽之減值	—	—	—	15,685	—	—	—	—	15,685
一間附屬公司將其保留溢利和發展基金儲備資本化成註冊資本(附註45(c))	—	—	—	21,024	(18,670)	—	—	(2,354)	—
因出售附屬公司而釋放	—	—	—	(38,450)	(8,447)	53,445	—	32,478	39,026
滙兑調整	—	—	—	—	—	475	—	—	475
因收購行動而需發行之額外股份	—	—	121,440	(121,440)	—	—	—	—	—
於2001年12月31日	665,142	5,926,972	121,440	3,790,383	98,742	(67,772)	—	(3,984,567)	6,550,340
保留儲備:									
本公司及附屬公司	665,142	5,926,972	121,440	3,790,383	90,197	(62,778)	—	(4,096,971)	6,434,385
聯營公司	—	—	—	—	4,112	(4,994)	—	40,862	39,980
共同控制企業	—	—	—	—	4,433	—	—	71,542	75,975
於2001年12月31日	665,142	5,926,972	121,440	3,790,383	98,742	(67,772)	—	(3,984,567)	6,550,340

財務報告附註（續）

2002年12月31日

45、儲備（續）

本集團	優先股溢價賬 千港元	普通股溢價賬 千港元	即將發行之普通股 千港元 （附註45(b)）	資本儲備 千港元	發展基金儲備 千港元	外滙波動儲備 千港元	特殊儲備 千港元 （附註45(a)）	累計虧損 千港元	合計 千港元
於2002年1月1日	665,142	5,926,972	121,440	3,790,383	98,742	(67,772)	—	(3,984,567)	6,550,340
已行使購股權（附註43(iii)）	—	917	—	—	—	—	—	—	917
本年度淨溢利	—	—	—	—	—	—	—	281,108	281,108
損益表轉入	—	—	—	—	50,345	—	—	(50,345)	—
因出售以下項目而釋放									
一聯營公司	—	—	—	—	(3,221)	2,366	—	3,221	2,366
一附屬公司	—	—	—	—	(553)	(949)	—	553	(949)
滙兑調整	—	—	—	—	—	(256)	—	—	(256)
因收購行動而需發行之額外股份	—	—	121,440	(121,440)	—	—	—	—	—
於2002年12月31日	665,142	5,927,889	242,880	3,668,943	145,313	(66,611)	—	(3,750,030)	6,833,526
保留儲備：									
本公司及其附屬公司	665,142	5,927,889	242,880	3,668,943	130,309	(61,829)	—	(3,975,263)	6,598,071
聯營公司	—	—	—	—	10,571	(4,782)	—	99,072	104,861
共同控制企業	—	—	—	—	4,433	—	—	126,161	130,594
於2002年12月31日	665,142	5,927,889	242,880	3,668,943	145,313	(66,611)	—	(3,750,030)	6,833,526

財務報告附註(續)

2002年12月31日

45、儲備(續)

本公司	優先股溢價賬	普通股溢價賬	即將發行之普通股	資本儲備	外匯波動儲備	特殊儲備	累計虧損	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
			(附註45(b))			(附註45(a))		
於2001年1月1日	672,888	5,841,351	—	1,733,711	(14,813)	145,993	(4,091,813)	4,287,317
應計股息回轉調整(附註45(a))	—	—	—	—	—	—	49,096	49,096
特殊儲備轉入(附註45(a))	—	—	—	—	—	(145,993)	145,993	—
優先股轉換成為普通股(附註43(i))	(7,746)	6,706	—	—	—	—	—	(1,040)
發行股本費用	—	(60)	—	—	—	—	—	(60)
因收購行動而需發行之額外股份	—	—	121,440	—	—	—	—	121,440
本年度淨溢利	—	—	—	—	—	—	9,229	9,229
2005債券轉換成普通股(附註43(ii))	—	78,975	—	—	—	—	—	78,975
於2001年12月31日及2002年1月1日	665,142	5,926,972	121,440	1,733,711	(14,813)	—	(3,887,495)	4,544,957
已行使購股權(附註43(iii))	—	917	—	—	—	—	—	917
因收購行動而需發行之額外股份	—	—	121,440	—	—	—	—	121,440
本年度淨溢利	—	—	—	—	—	—	143,201	143,201
於2002年12月31日	665,142	5,927,889	242,880	1,733,711	(14,813)	—	(3,744,294)	4,810,515

(a) 根據本公司之組織章程細則,倘本公司有足夠之可分派溢利及倘已宣派股息,本公司方會派付優先股之固定股息。根據會計實務準則第28號,由於本公司目前並無責任必須派付2001年12月31日之優先固定股息,因此本年度並無產生任何應計股息。此外,根據會計實務準則第28號之過渡性條款,將優先股於2001年1月1日之應計固定股息49,096,000港元回轉,作為本公司及本集團之累計虧損的調整。

此外,依照本公司之組織章程細則第5(A)(x)(viii)條,本公司要成立優先股贖回溢價賬及受制於適用法律,於每年把五分一之於優先股到期日須付的贖回溢價轉撥往此賬。

財務報告附註(續)

2002年12月31日

45、儲備(續)

到目前為止，本公司沒有足夠的可分配利潤額供轉撥往優先股贖回溢價賬。因此，董事成立了特殊儲備，相當於當本公司之儲備足夠時，轉撥往優先股贖回溢價賬之金額。當本公司再無累計虧損時(未計為此特殊儲備作出準備而增加之虧損)，特殊儲備之餘額將轉撥往優先股贖回溢價賬。

由於公司條例的若干修改，本公司將不再可能於優先股贖回時，從優先股贖回溢價賬償還溢價。故董事認為該特殊儲備對贖回優先股將不再有幫助，因此決定把截至2001年1月1日的特殊儲備之餘額於本年度轉撥往截至2001年12月31日止年度之累計虧損。

(b) 作為收購粵港供水控股其中一部分代價(參閱財務報告附註13)，本公司已發行23億股普通股(「代價股份」)予廣東控股有限公司，同時亦承諾倘若由2000年12月22日開始計連續5年內(「附加獎勵期」)供水公司能完成若干「附加獎勵協議」所訂下之指標，則每年發行66,000,000股普通股(「額外股份」)予廣東控股有限公司，詳細資料載列於本公司2000年9月15日有關收購行動之股東通函(「收購通函」)。

供水公司已達到附加獎勵協議所訂定的附加獎勵期的首4年的指標，因此，本公司有責任於2003年12月21日及第4期改造工程完成時(預定於2004年年中完成)，取其較後者，發行2.64億股額外股份予廣東控股有限公司。至於再進一步發行額外股份與否則觀乎供水公司可否在未來完成附加獎勵協議所訂指標。

收購通函已指出，本公司董事會(「董事會」)經與廣東控股有限公司談判後已釐訂該額外股份的發行價為每股1.20港元，與當收購行動完成時發行予廣東控股有限公司的代價股份的發行價一致。該每股代價股份之發行價1.20港元(「通函定價」)是參照東深供水項目的價值而釐定，而收購行動的獨立財務顧問及董事會(包括獨立非執行董事在內)均認為該發行價是公平及合理的，且該發行價亦已於2000年10月18日的本公司之股東大會中通過批准。有關通函定價的釐定及東深供水項目的估值已載列於收購通函。

財務報告附註（續）

2002年12月31日

45、儲備（續）

由於會計實務準則第30號於截至2001年12月31日止年度之財務報告生效並適用，本集團及本公司須要按收購行動完成當天的現行市場價格（普通股每股0.92港元）（「市場價」）為即將發行的額外股份入賬，而並非以2000年記錄收購行動時所採用的通函定價。因此，關於本公司有責任即將發行的2.64億股額外股份已按市場價計算共242,880,000港元計入本集團及本公司的儲備中（見「即將發行之普通股」），同時亦相應增加本公司於粵港供水控股的投資成本，及相應減少本集團的資本儲備以反映本公司的粵港供水控股收購代價可否實現存在若干不確定因素。上述之會計處理純粹由於會計實務準則第30號的要求所引致。附加獎勵協議的所有權利和責任維持不變。本公司就執行附加獎勵協議的所有責任將保持不受影響。

(c) 於2001年，於本集團出售廣州市番禺粵海房地產有限公司（「廣番粵」）的55.2%權益前，廣番粵將23,357,000港元的發展基金及2,943,000港元的保留溢利資本化並按當時廣番粵各合營夥伴所持之權益比例增加其註冊資本。因此，本集團減少於廣番粵應佔的發展基金儲備18,670,000港元及保留溢利2,354,000港元，同時卻增加21,024,000港元的綜合資本儲備以反映因廣番粵資本化其儲備後本集團增加所佔廣番粵註冊資本權益。

46、現金流轉表附註

(a) 上年度調整

本年度採納會計實務準則第15號（經修訂）。除財務報告附註2所載詳情外，根據經修訂會計實務準則第15號「等同現金」之涵義已根據先前之會計實務準則第15號作出修訂，有關詳情載於財務報告附註3「等同現金」。此項修訂導致於收購時原到期日少於三個月及作若干貿易及信貸融資抵押之有抵押銀行存款及結餘不再劃分為等同現金。於2001年12月31日綜合現金流轉表之等同現金金額已作調整，用以剔除原先已計入於該日期之有抵押銀行存款及結餘66,305,000港元。本年度之有抵押銀行存款及結餘之變動現已計入投資活動之現金流量，而比較現金流轉表亦已作出相應變動。

財務報告附註(續)

2002年12月31日

46、現金流轉表附註(續)

(b) 出售附屬公司

	2002年 千港元	2001年 千港元
出售資產淨額:		
固定資產	**4,260**	46,313
發展中物業	—	170,410
投資物業	—	178,480
商標	**800**	—
佔聯營公司權益	**38,528**	37,891
其他長期資產	—	2,717
附屬公司少數股東欠款	—	14,935
一間同系附屬公司欠款	—	37,690
存貨	**4,155**	213,169
應收賬項、預付款項及按金	**4,409**	211,594
現金及銀行結存	**1,945**	75,437
應付賬款、應計負債及其他負債	**(4,783)**	(357,199)
應付税項	—	(7,048)
欠附屬公司少數股東款項	—	(550)
欠同系附屬公司款項	—	(1,000)
欠集團屬下公司款項	**(121,232)**	—
少數股東權益	**(3,994)**	(155,671)
	(75,912)	467,168
欠已出售集團屬下公司	**121,232**	—
商譽之撥出	—	(11,865)
外匯波動儲備之撥出	**(949)**	53,512
	44,371	508,815
出售皮革業務收益	**636**	—
終止幕牆業務收益	—	25,534
出售附屬公司之淨收益/(虧損)	**2,939**	(8,481)
	47,946	525,868

財務報告附註（續）

2002年12月31日

46、現金流轉表附註（續）

(b) 出售附屬公司（續）

	2002年 **千港元**	2001年 千港元
支付方式：		
現金，扣除費用	**27,946**	392,850
其他應收賬款增加	**20,000**	—
同系附屬公司欠款之增加	—	48,327
重新分類至佔聯營公司權益	—	84,691
	47,946	525,868

出售附屬公司的淨現金流入及現金及等同現金分析如下：

	2002年 **千港元**	2001年 千港元
現金，扣除費用	**27,946**	392,850
出售之現金及銀行結存	**(1,945)**	(75,437)
因出售附屬公司而產生之現金及等同現金流入淨額	**26,001**	317,413

於截至2002年12月31日止年度出售之附屬公司之業績對本集團本年度之綜合營業額或稅後溢利並無重大影響。

於上年度，已出售附屬公司對截至2001年12月31日止年度營業額貢獻331,105,000港元，對綜合稅後溢利貢獻53,774,000港元。

財務報告附註(續)

2002年12月31日

46、現金流轉表附註(續)

(c) 現金及等同現金

	2002年 千港元	2001年 千港元
於12月31日綜合資產負債表之現金及等同現金	**1,770,910**	1,538,442
於購入時原到期日為三個月或以上之非抵押定期存款	**(500)**	(1,452)
銀行透支	**—**	(2,356)
於12月31日綜合現金流轉表之現金及等同現金	**1,770,410**	1,534,634

47、經營租賃安排

(a) 出租人

本集團以經營租賃安排出租其投資物業及若干廠房及機器，有關租約年期介乎1年至10年。一般情況下，該些租約均要求租客繳交按金及租金可定期按當時市場情況調整。

於2002年12月31日，本集團有以下之不可撤銷經營租賃的未來最低應收租金總額並按到期日分析如下：

	本集團	
	2002年 千港元	2001年 千港元
1年內	**292,354**	310,490
第2年至第5年(首尾兩年包括在內)	**318,659**	597,948
5年以上	**82,150**	352,378
	693,163	1,260,816

財務報告附註(續)

2002年12月31日

47、經營租賃安排(續)

(b) 承租人

本集團以經營租賃安排租用辦公室物業。物業的租約年期介乎1年至50年。

於2002年12月31日，本集團有以下關於土地及樓宇之不可撤銷經營租賃的未來最低支付總額並按到期日分析如下：

	本集團	
	2002年	2001年
	千港元	千港元
1年內	**5,388**	8,582
第2年至第5年(首尾兩年包括在內)	**5,080**	2,627
5年以上	**17,549**	—
	28,017	11,209

於結算日，本公司並無重大經營租賃安排。

48、承擔

除財務報告附註47所述的經營租賃安排外，於結算日本集團有以下承擔：

	本集團	
	2002年	2001年
	千港元	千港元
(a) 有關物業、廠房及設備之資本承擔：		
已訂約	**8,666**	23,504
已批准但未訂約	**5,623**	942
	14,289	24,446
(b) 除以下列示以外之其他資本承擔：		
已訂約	—	32,420
已批准但未訂約	**76,992**	—
	76,992	32,420

財務報告附註(續)

2002年12月31日

48、承擔(續)

(c) 根據財務報告附註24(c)所述的工程採購建設合同，若實際建築成本高於人民幣47億元，項目局將負責補足超支成本。

而人民幣47億元建築成本的資金將分別來自一個為數約人民幣25.3億元的不計息貸款額度，該額度源自香港特別行政區政府提供予廣東省政府作為興建第4期改造工程，及一個由中國內地銀團以年息5.184%(2001年：5.589%)提供的人民幣21.7億元計息貸款額度。截至2002年12月31日，已從該等銀行提用人民幣14.6億元。

於2002年11月，供水公司自中國內地一家銀行取得一筆新的計息貸款額度人民幣21.7億元，年息為5.184%。截至2002年12月31日止，此筆貸款概無被動用。

(d) 詳述於財務報告附註13，根據附加獎勵協議，本公司承諾於2003年12月21日及完成第4期改造工程之較後者，發行2.64億股額外股份予廣東控股有限公司。目前，第4期改造工程定於2004年年中完成。

於2002年12月31日，再發行餘下的6,600萬股額外股份則觀乎供水公司可否在未來完成附加獎勵協議所訂指標。

(e) 根據供水公司之公司章程，少數股東(亦是本公司之最終控股公司 — 粵港投資—直接持有供水公司1%之權益)在首15年經營期內不能享有供水公司的可分配利潤，在該期間，所有可分配利潤只能分派予粵港供水控股。由經營期的第16年開始，供水公司首15年的可分配利潤的1.01%加上未付之未分配利潤的利息，以8%年息，單息計算，分發予粵港投資(統稱「遞延股息」)。當粵港投資收畢所有遞延股息後，供水公司應於餘下的經營期按各股東權益比例分派可分配利潤予粵港供水控股及粵港投資。

財務報告附註（續）

2002年12月31日

48、承擔（續）

(f) 於2001年2月13日，本公司與中山電力（香港）有限公司（「中山電力」）之少數股東訂定一帶有條件的買賣協議，代價為16,760,000美元。該協議為出售本公司全部所佔中山電力的95%的權益及股東貸款。代價之一部分包括作為收取若干保證利潤權利之賠償2,970,000美元，已於2001年8月收取。此外，完成此項出售的另一項先決條件為中山火力發電廠（由中山電力所持有的一間合作企業）必須償還（其中包括）欠粵昇財務有限公司（本公司的全資附屬公司）的貸款本金餘額17,500,000美元，該筆款項已於2003年1月償還，惟至本報告日期，此項交易尚未完成，原因是買方在符合其他先決條件及履行根據協議的其他還款責任方面遇到困難。雙方現正進行協商，以尋求雙方接納的解決辦法。

(g) 於2001年3月20日，本公司與獨立第三者訂定一項初步協議出售粵海建材所持有的70%廣東南華水泥有限公司權益，代價為人民幣30,000,000元。粵海建材為本公司的全資附屬公司，已於本集團前年度的財務務報告解除綜合。由於本公司於前年度已把粵海建材集團的權益作悉數準備，故當此項出售完成後，將使本集團的資產淨值有所增加。直至本財務報告被董事批准及授權發出之日，此項交易尚未完成。

財務報告附註（續）

2002年12月31日

49、或然負債

	本集團		本公司	
	2002年	2001年	**2002年**	2001年
	千港元	千港元	**千港元**	千港元
(a) 擔保				
就下列公司獲授及已使用銀行融資而作出之擔保：				
— 全資附屬公司	—	—	**451,960**	887,861
— 非全資附屬公司	—	—	**103,195**	153,360
就給予同系附屬公司之銀行信貸額度而作出之擔保	**395**	8,791	**395**	8,791
就給予本集團之物業買家提供按揭貸款之銀行而作出之擔保	**1,217**	34,499	—	—
就給予聯營公司之物業提供按揭貸款之銀行而作出之擔保	**685**	1,012	—	—
	2,297	44,302	**555,550**	1,050,012

(b) 於2001年3月，本公司之一間全資附屬公司 — 粵昇財務有限公司（「粵昇」），為討回兩筆合共40,000,000港元債項連利息，在中國內地向為該等債項提供擔保的兩名中方擔保人提出法律訴訟。案件已經進行聆訊，但中國法院尚未作出裁決。

經嘗試在中國法院就上述訴訟的司法管轄權提出爭辯失敗後，該兩名擔保人和兩筆欠款的債務人於2001年7月在香港向粵昇和一間前本集團之附屬公司提出訴訟，除其他事項外，尋求得到一項聲明指彼等並無法律責任去償還該兩筆債項及賠償。有關訴訟仍在進行中。

財務報告附註(續)

2002年12月31日

49、或然負債(續)

經中國法院調解後，國內訴訟有關方已達致和解，作為和解的部分，雙方亦尋求結束香港訴訟，當香港案件各方達致最後解決香港訴訟協議時，中國法院將正式發出調解書。有關香港訴訟的磋商仍在進行中。

基於法律意見，董事認為該向粵昇提出之索償並無理據，因此於2002年12月31日毋須就該等擔保人及借款人提出的索償提取準備。

(c) 於2002年，本公司之一間全資附屬公司 — 廣東(香港)旅遊有限公司(「廣東旅遊」)就其舉辦之旅行團團友於中國內地發生之交通事故被提出訴訟。該項訴訟仍在進行中，並已排期在2003年11月24日至2003年12月5日期間就責任問題進行聆訊。

於本年度及結算日後，廣東旅遊就其主辦之旅遊團團友於中國內地發生之另一宗交通事故收到若干索償。但截至本公佈日止，有關索償仍未展開法律訴訟。

基於法律意見，董事認為於現時對結果作出估計乃言之尚早，因此並無於財務報告為該等索償提取準備。

基於法律意見，廣東旅遊在事件中並無錯失，因此已否認須負上責任，並繼續對類似的索償堅決抗辯。

(d) 於2002年9月，粵海制革向中國深圳之中國國際經濟及貿易仲裁委員會(「仲裁委員會」)提交對粵海制革在青島一間附屬公司的一名中方合營夥伴作出的索償，除其他事項外，尋求終止合營協議及索償損失和損害賠償約人民幣24,000,000元。然而，中方合營夥伴亦向在北京的仲裁委員會申請對粵海制革作出索償，要求賠償該合營協議項下的固定回報損失及損害賠償合共人民幣15,000,000元。於本報告刊發日期，該兩項仲裁仍在進行中。

財務報告附註(續)

2002年12月31日

49、或然負債(續)

基於法律意見，粵海制革之董事認為於現時對該兩項仲裁的結果作出估計乃言之過早，因此並無於2002年12月31日的財務報告為該等仲裁提取準備。

(e) 粵海制革於2002年6月更換高級管理人員後，發現南海皮廠有限公司(「南皮」)若干前行政人員(「該等前行政人員」(一位亦為粵海制革的前董事)涉及若干不當行為。南皮為粵海制革的全資附屬公司，在中國內地南海市成立。

在發現上述不當行為時，本公司及其直接控股公司的內部審核小組，即與粵海制革的新管理層就有關不當行為展開初步調查。調查發現，該等前行政人員在經營南皮業務之同時，一直進行私自經營活動(「私自經營活動」)，以謀取個人利益。

粵海制革已向中國有關當局報告上述事件，而有關當局亦已將該等前行政人員扣留，並且扣押與私自經營活動有關的文件作調查用途。粵海制革已指示其核數師及中國律師展開特別調查，藉以確定私自經營活動對南皮業務所構成的影響，並就追索該等前行政人員的可能性向粵海制革管理層提供意見。

根據特別調查結果和參考專業意見，粵海制革的董事認為，私自經營活動不應納入粵海制革(及本集團)的財務報告內，而且，私自經營活動似已違反若干中國適用之法律及法規。

鑑於中國有關當局目前仍在調查有關事件，因此，現時無法確切地及合理地肯定中國當局就上述不當行為可能採取的相應行動，或會否作出任何處罰和索償。於本報告刊發日期，並無任何對粵海制革集團不利的行動，亦無顯示有任何對其不利之行動正在進行中。因此，根據現有資料，財務報告並無就該等或然負債提取準備。

財務報告附註（續）

2002年12月31日

50、資產抵押

於2002年12月31日，本集團若干賬面淨值總額達725,157,000港元（2001年：1,560,761,000港元）之固定資產、投資物業、銀行存款額已就本集團獲授之一般銀行信貸予以抵押。

上述已抵押資產之賬面淨值包括已抵押之物業、廠房及設備之金額合共707,644,000港元（2001年：1,494,456,000港元）。

除以上所述，本集團於國內以長期租約租用的發展中物業亦因本集團於國內法院向債務人追討債務之訴訟程序中作資產保存的擔保。於2002年12月31日該資產賬面金額為64,000,000港元（2001年：64,000,000港元）。

51、有關連人士交易

除於本財務報告其他環節所述之有關連人士交易外，本年度內，本集團尚有以下有關連人士交易：

	附註	**2002年 千港元**	2001年 千港元
銷售電力予一附屬公司之少數股東	(i)	**(464,371)**	(578,001)
向廣東控股有限公司及其若干附屬公司收取租金	(ii)	**(7,195)**	(7,459)
收取一間同系附屬公司的利息收入，百粵金融	(iii)	**(1,766)**	(6,207)
向廣東控股有限公司及若干附屬公司			
收取一般及財務電腦軟件保養服務費	(iv)	**(2,575)**	(1,668)
已支付及應付予一間同系附屬公司之物業建築成本	(v)	**—**	44,340
支付予附屬公司少數股東之年費	(vi)	**183**	10,735
已支付予一間同系附屬公司之物業管理費	(vii)	**1,887**	2,346
支付利息予：			
— 附屬公司之少數股東	(viii)	**1,679**	3,990
— 廣東控股有限公司及其若干附屬公司	(ix)	**157,894**	135,533
已支付予一間同系附屬公司之工程設備及建築成本	(x)	**1,679**	2,762
已支付予一間同系附屬公司之維修及保養服務費	(xi)	**613**	1,640
已收取同系附屬公司之酒店管理費	(xii)	**1,429**	—

財務報告附註(續)

2002年12月31日

51、有關連人士交易(續)

附註：

(i) 根據某附屬公司與該附屬公司的少數股東於1994年4月23日簽訂之營運協議，該少數股東同意購買由該附屬公司所產出的所有電力。出售電力之價格乃根據中國有關政府機構訂立之價格。於2002年12月31日欠該少數股東款項為66,442,000港元(2001年：123,025,000港元)。

(ii) 本集團辦公室物業租予廣東控股有限公司及其若干附屬公司之租金收入乃按本集團與廣東控股有限公司及其若干附屬公司所訂立之租務合同而收取。於結算日，本集團與廣東控股有限公司之結餘已載於財務報告附註32，除於財務報告附註39(b)所披露外，本集團與同系附屬公司並無任何結欠。

(iii) 於2000年，在本公司將百粵金融財務有限公司(「百粵金融」)之所有權益作為收購行動的部分代價轉讓予廣東控股有限公司前，百粵金融為本公司之全資附屬公司。於2002年12月31日，百粵金融為廣東控股之全資附屬公司及本公司之同系附屬公司。本公司收取之利息收入源於收購行動前百粵金融欠本公司之貸款。該貸款之條款細則詳情載列於財務報告附註31。於收購行動前，本公司與粵海企業(集團)有限公司(「粵海企業」)共同及個別為百粵金融之銀行貸款作出無償擔保。粵海企業為本公司在收購行動前之控股股東。於2002年12月31日，該銀行貸款未償還金額為56,067港元及43,508美元(2001年：1,358,000港元及953,000美元)。

(iv) 本年度內，本公司根據本公司與廣東控股有限公司及其若干附屬公司所分別訂立之合同為彼等提供一般電腦及 SAP 系統保養服務。於結算日，本集團與廣東控股有限公司之結餘載列於財務報告附註32，於結算日，本集團與同系附屬公司並無任何結欠。

(v) 於2001年，該建築成本乃按廣番粵授予一間同系附屬公司之建築工程合約所產生。該建築工程合約是根據一項廣番粵與該同系附屬公司較早前的協議而簽訂。2001年12月31日，本集團與該同系附屬公司並無任何結欠。

自2002年1月起，廣番粵已成為本集團之聯營公司，因此，交易即使於其後持續進行，本集團與廣番粵之交易將不再構成關連人士交易。

(vi) 本集團支付之年費乃根據各自之中外合作合營協議而訂。

(vii) 該管理費乃按供水公司授予一間同系附屬公司之物業管理合約所產生。該等物業管理合約是根據一項供水公司與該同系附屬公司較早前的協議條文而簽訂。於結算日，本集團與該同系附屬公司並無任何結欠。

(viii) 因向本公司之附屬公司之少數股東借款而產生之利息支出，詳情載列於財務報告附註33。

財務報告附註(續)

2002年12月31日

51、有關連人士交易(續)

(ix) 於2002年12月31日,該利息產生自(a)廣東控股有限公司貸款予本集團金額626,623,000港元(2001年:113,241,000港元),詳情載列於財務報告附註32;及(b)於2002年12月31日,由廣東控股有限公司及其若干附屬公司持有之本集團若干銀行債務及粵港洪水控股債務金額為44,721,420港元(2001年:1,882,247,000港元),詳情載列於財務報告附註36、39(b)及41。

(x) 該建築成本乃按供水公司授予一間同系附屬公司之工程設備建築合約所產生。該工程設備建築合約是根據一項供水公司與該同系附屬公司較早前的協議條文而簽訂。於結算日,本集團與該同系附屬公司無任何結欠。

(xi) 該服務費乃就本公司之一間同系附屬公司為供水公司若干廠房及機器提供維修及保養服務所支付。該服務乃根據供水公司與該同系附屬公司按現存的安排所簽訂的合約而進行。於結算日,本集團欠該同系附屬公司1,150,000港元(2001年:無)。

(xii) 該管理費乃就本集團一間附屬公司為本公司若干同系附屬公司提供酒店管理服務所支付,該服務乃根據附屬公司與該等同系附屬公司所簽訂之協議條款而進行。於結算日,本集團與該等同系附屬公司之間並無任何結欠。

(xiii) 於2002年6月3日,本公司就一項聘用 AMRI Financial Group Limited(「AMRI」)提供顧問服務,總代價為授出本公司31,393,939份購股權。根據該服務合約,倘項目支出超逾協定之目標,則本公司須支付額外費用。本公司之直接控股公司一名董事亦為 AMRI 之董事及股東。

每份授予 AMRI 之購股權均可自工程成功完成日期起至2007年6月3日止,按行使價0.816港元認購一股普通股。於本報告日期,該項目已經完成,而尚無任何購股權獲行使。有關購股權之進一步詳情亦載於財務報告附註44(a)。

(xiv) 粵港供水控股由其資本貢獻儲備及可分派溢利中分派的現金共22,795,000港元(2001年:23,699,000港元)已支付或應付予其股東 — 廣東控股有限公司及其若干附屬公司。該分派是依據該等公司佔粵港供水權益比例的。

(xv) 於2002年12月31日,粵海制革一筆合共24,400,000港元之銀行貸款由廣東控股有限公司以無代價方式提供若干銀行存款作抵保(2001年:無)。

財務報告附註(續)

2002年12月31日

52、關連交易

除以上附註19、45(b)、51(ii)、51(iii)、51(iv)、51(v)、51(vii)、51(ix)、51(x)、51(xii)及51(xiv)外，以下為根據上市條例第14章應予披露之關連交易：

(a) 粵海啤酒集團向深圳金威啤酒有限公司(「深圳啤酒」)及深圳金威啤酒釀造有限公司(「金威啤酒廠」)借出款項(粵海啤酒分別持有2間公司95%及87%權益)，此貸款用於興建廠房及購置釀造啤酒之機器設備。

於結算日，深圳啤酒欠粵海啤酒集團178,721,000港元(2001年：212,570,000港元)。其中56,063,000港元(2001年：89,860,000港元)則為無抵押、年息為6個月期倫敦銀行間同業拆放年利率加0.75%及須於結算日起計5年內悉數歸還。122,658,000港元(2001年：122,710,000港元)之貸款餘額為無抵押、免息及不須於結算日起1年內歸還。

於結算日，金威啤酒廠尚欠粵海啤酒集團合共315,277,000港元(2001年：340,361,000港元)。其中168,566,000港元(2001年：193,636,000港元)為無抵押，年息為6個月期倫敦銀行間同業拆放年利率加0.75%，並須於5年內清償(2001年：其中50,136,000港元須於1年內償還，餘下143,500,000港元則須於結算日起5年內清償)。餘額146,661,000港元(2001年：146,725,000港元)為無抵押，免息及不須於結算日起1年內清償。

(b) 於結算日，本公司向廣東天貿(集團)股份有限公司(「廣東天貿」)(本集團持有62.77%之附屬公司)借出人民幣58,000,000元及917,000港元(2001年：917,000港元)之貸款餘額，作為廣東天貿之營運資金。該貸款金額中，其中無抵押貸款人民幣38,000,000元(2001年：無)之年息為3.8%，並已於結算日後清償。餘額為無抵押、免息及無固定還款期。

財務報告附註(續)

2002年12月31日

52、關連交易(續)

(c) 於結算日，本公司向鴻萬實業有限公司(「鴻萬」)(本集團持有83.6%之附屬公司)貸款1,359,000港元(2001年：1,200,000港元)供其作為日常營運之用。其中有1,066,000港元(2001年：1,066,000港元)之無抵押貸款年息為倫敦銀行間同業拆放年利率加1.8%及按若干銀行債務重組協議所載條文償還。293,000港元(2001年：134,000港元)的餘額為無抵押、免息及無固定還款期。

(d) 於結算日，本公司向培傑發展有限公司(「培傑」)(本集團持有51%之附屬公司)貸款34,354,000港元(2001年：18,058,000港元)供其作為日常營運之用。其中有32,865,000港元(2001年：17,576,000港元)之無抵押貸款年息為倫敦銀行間同業拆放年利率加1.8%(2001年：2%)及按培傑的銀行債務重組協議所載條文償還。1,489,000港元(2001年：482,000港元)的餘額為無抵押、免息及無固定還款期。

(e) 本集團向寧波麥芽有限公司(「寧麥」)(培傑持有51%之附屬公司)借出款項。於結算日，貸款餘額為203,427,000港元(2001年：301,905,000港元)。貸予寧麥之無抵押貸款為110,224,000港元(2001年：130,580,000港元)，須於2008年3月清償，年息直至2002年9月為4%，其後適用之利率約為中國內地之銀行貸款利率與存款利率之平均數。餘額為無抵押，免息及並無固定還款期。

(f) 於結算日，本公司向南方集團貸款219,567,000港元(2001年：208,778,000港元)供其作為日常營運之用。其中有81,184,000港元(2001年：81,184,000港元)之無抵押貸款年息為9%及須於通知時償還。138,383,000港元(2001年：127,594,000港元)的餘額為無抵押、免息及無固定還款期。

(g) 於結算日，本公司向粵海制革借出人民幣49,000,000元，作為其營運資金。該無抵押貸款之年息為3.8%，須於1年內清償。

財務報告附註（續）

2002年12月31日

52、關連交易（續）

(h) 本集團向廣東南華水泥有限公司（粵海建材持有其70%權益）借出貸款，以用於其擴建項目。於結算日，該項無抵押貸款餘額為364,344,000港元（2001年：364,344,000港元），利率為中國普遍通行之銀行借貸利率，並無固定還款期。該借款已於前年度悉數作出準備。

(i) 本公司向中山電力（香港）有限公司（「中山電力」）（本公司持有95%之附屬公司）借出款項，用於投資於一個電廠項目，於結算日，該項無抵押貸款餘額為162,620,000港元（2001年：162,600,000港元），免息及無固定還款期。於2001年，本公司與中山電力之少數股東於年內簽訂一份關於出售本公司持有中山電力之權益的有條件協議。根據協議，中山電力欠本公司之款項將會轉讓予中山電力之少數股東並以此作為公司出售中山電力權益之條款，詳見附註48(f)。直至本報告日期，該項交易仍未完成。

(j) 本公司之全資附屬公司向中山火力發電廠 — 中山電力持有之合作企業借出款項，用於擴建電廠項目，於結算日，該項抵押貸款餘額為17,500,000美元（2001年：17,500,000美元），年息為14.25%及於1998年4月起分10期，每年等額歸還。本公司出售中山電力的其中一項先決條件為中山火力發電廠償還前述的借款及其利息予本集團，詳情載於附註48(f)。

貸款餘額17,500,000美元於2003年1月已悉數清償，惟直至本報告日期，貸款餘額之利息仍未清償。

(k) 本公司為若干非全資附屬公司獲授之銀行融資額簽立若干擔保，以供該等業務經營及擴展項目之用。擔保期分別由簽立日起計1年至3年內到期。於結算日，有關擔保之詳情如下：

(i) 授予本集團持有其60%權益的 Guangdong Parking Limited，並已提用之銀行融資額為數70,904,000港元（2001年：98,742,000港元）；

(ii) 授予培傑並已提用之銀行融資額為數32,291,000港元（2001年：45,722,000港元）；

於本報告日期，後者的擔保已經解除。

財務報告附註（續）

2002年12月31日

52、關連交易（續）

(l) 於2001年，深圳粵海酒店企業有限公司（「深圳酒店」）（本公司持有其99%之附屬公司）按一項委託貸款協議向廣東天貿發放人民幣23,000,000元之無抵押貸款，作為其營運資金。該貸款之年息為4%，於2002年4月到期。貸款於到期時獲延長還款期至2003年10月，於結算日，無抵押之貸款餘額為人民幣23,000,000元，年息為3.8%。

本年內，深圳酒店按委託貸款協議向廣東天貿進一步借出無抵押貸款人民幣7,000,000元，作為其營運資金。於結算日，該無抵押貸款之結餘為人民幣7,000,000元，年息為3.8%並已於2003年4月悉數清償。

(m) 於2001年，天南（本集團持有其76.92%之附屬公司）按一項委託貸款協議向廣東天貿發放人民幣40,000,000元之無抵押貸款，作為其營運資金。該無抵押貸款之年息為4%於2002年4月到期。貸款進一步延長至2003年10月，年息為3.8%。其中人民幣10,000,000元之貸款已於2003年3月清償。

(n) 2002年1月，深圳酒店按委託貸款協議向南海皮廠有限公司（「南海皮廠」）（本公司持有71.56%之附屬公司）發放無抵押貸款人民幣8,000,000元，作為其營運資金。貸予南海皮廠之無抵押貸款年息為4.2%並已於本年內清償。

(o) 天南於結算日後的2002年4月及11月按委託貸款協議向廣東天貿發放人民幣45,000,000元之無抵押貸款作為其營運資金。該無抵押貸款年息為3.8%。本年內貸款金額人民幣20,000,000元已悉數償還，而餘額則於2003年11月償還。

(p) 於2002年2月，本公司向廣東天貿發放人民幣20,000,000元之無抵押貸款作為其營運資金。該無抵押貸款年息為3.8%，並已於2002年9月悉數清償。

財務報告附註（續）

2002年12月31日

52、關連交易（續）

(q) 於2002年1月及4月，珠海粵海酒店（一間全資附屬公司）按委託貸款協議向南海皮廠及廣東天貿分別發放人民幣12,000,000元及人民幣7,000,000元之無抵押貸款作為其營運資金。

貸予廣東天貿的無抵押貸款年息為3.8%，並已於2003年4月悉數清償。

貸予南海皮廠之無抵押貸款年息為4.2%，其中人民幣2,000,000元已於本年內償還，餘額人民幣10,000,000元其後於2003年1月償還。

(r) 於結算日後之2003年1月及2月，天南按委託貸款協議向廣東天貿借出無抵押貸款人民幣30,000,000元，作為其營運資金。貸予廣東天貿之無抵押貸款年息為3.8%，貸款額人民幣10,000,000元須於2004年1月清償，餘額則須於2004年2月清償。

53、結算日後事項

本集團於結算日後發生之重要結算日後事項如下：

(a) 本公司按粵港供水控股股東協議條文就若干股東欲轉讓予本公司其所持的若干粵港供水控股股本行使先行拒絕購買權。於結算日後，本公司購入粵港供水控股0.07%之權益作價為2,879,000港元。本集團於是項收購後持有粵港供水控股之權益將由於結算日的82.42%增至82.49%，並產生1,369,000港元之負商譽。

(b) 於2003年3月28日，本公司之間接全資附屬公司 Morefit Limited 與深圳市寶安區投資管理有限公司（「深圳寶安」）（深圳寶安於深圳金威啤酒釀造有限公司、深圳金威啤酒包裝有限公司及深圳金威啤酒公用工程有限公司（統稱「深圳金威公司」）各自持有10%股權）簽訂協議，收購深圳寶安於各深圳金威公司持有之10%權益，以及深圳金威公司欠深圳寶安之股東貸款，總代價為現金人民幣75,000,000元。代價款項將由本集團內部資源撥付。

於收購完成後，本集團於各深圳金威公司之權益由約62.62%增至約69.82%。

財務報告附註(續)

2002年12月31日

53、結算日後事項(續)

根據上市規則，該協議構成本公司及粵海啤酒各自之關連交易，須待股東在粵海啤酒召開之股東特別大會上投票批准協議所載條款後，方告作實。進一步詳情載於本公司與粵海啤酒於2003年3月28日刊發之聯合公佈。

直至本報告日期，收購仍未完成，因此本集團無法合理準確預計因此項收購所產生之商譽／負商譽。

(c) 於2002年8月9日，本集團與一名獨立第三者簽訂買賣協議(「協議」)，以出售本集團於華中(亞洲)投資有限公司(「華中投資」)之權益，現金代價為40,000,000港元，華中投資持有山東華中琥珀啤酒有限公司(「琥珀啤酒」)50%權益。本集團於本年內收取一筆20,000,000港元之不可退回金額，而於華中投資之股權已根據協議轉讓予買方。本集團之出售概無產生任何重大收益或虧損。根據協議，餘下之20,000,000港元代價須於2003年3月10日或之前收取。

於2003年2月，買方提出延遲支付代價餘額日期之要求。直至本報告日期，本集團仍就延遲付款日期與買方進行磋商，暫未有定案。按訂約各方近期之商討，代價餘額可望於2003年5月9日付清。

(d) 於2003年1月，粵海制革集團出售一項位於香港之物業，代價為700,000港元。此項交易並無產生任何重大收益或虧損。

(e) 於2003年4月，粵海制革集團再出售一項位於香港之物業，代價為11,401,000港元，此宗交易產生收益401,000港元(未扣除開支)。

(f) 於2003年3月，一家中國銀行同意一筆授予南海皮廠的人民幣15,000,000元有抵押貸款予以展期6個月。該貸款由南海皮廠若干租賃土地及樓宇作抵押(「抵押物業」)，該抵押物於2002年12月31日賬面淨值為36,000,000港元。此外，該中國銀行亦於2003年3月再授出一筆人民幣10,000,000元之銀行貸款予南海皮廠。該筆新銀行貸亦由該抵押物業作抵押。

(g) 於2002年12月及2003年1月，本集團與獨立第三者就出售其若干物業簽訂臨時買賣協議，現金總代價為10,220,000港元。出售分別於2003年3月及2月已經完成，並為為本集團造成任何重大收益或虧損。

財務報告附註(續)

2002年12月31日

53、結算日後事項(續)

(h) 於2003年2月,本集團將其全部位於泰國之投資物業售予一名獨立第三者,代價為70,000,000泰銖。該項出售並為為本集團造成任何重大收益或虧損。

(i) 誠如附註48(f)所述,於本報告日期,本公司出售中山火力發電廠權益事項尚未完成。雙方仍在進行協商,考慮到中山火力發電廠為其若干現有負債進行再融資,乃符合本集團與中山火力發電廠雙方的利益。為促成該項再融資,於2003年1月,本公司與中國內地一家銀行簽訂擔保協議,以擔保中山火力發電廠一筆18,000,000美元之定期貸款,為更妥善地保證中山火力發電廠將償還該筆銀行貸款,中山火力發電廠亦將其總值約人民幣157,710,000元(經銀行估值)之全部土地、樓宇及設備抵押予銀行。有關貸款之進一步詳情載於財務報告附註20。

(j) 於2003年3月,本集團與一名獨立第三者(「買方」)就出售本公司持有60%權益之附屬公司 Guangdong Parking Limited(「GD Parking」)之全部權益及轉讓關連公司間債務簽訂協議,總代價為1港元。於2002年12月31日,GD Parking 部分之銀行貸款約70,900,000港元由本集團作擔保。作為該交易不可缺少的一部分,於出售完成時本集團及買方分別向 GD Parking 提供7,900,000港元及13,000,000港元用以減低 GD Parking 欠銀行之貸款。同時,本公司將被解除其對 GD Parking 所欠銀行貸款的擔保責任(在扣除前述提前還款後,該銀行貸款餘額約為63,000,000港元)。

直至本報告日期,該項交易仍未完成,於完成日期將不會對本集團造成任何重大收益或虧損。

(k) 於2003年2月,本集團與廣東控股有限公司就出售其於粵海啤酒、粵海制革、廣東旅遊、永順泰及廣番粵之全部股權(「出售業務」)及轉讓因出售業務而拖欠本集團之關連公司間債務淨額簽訂有條件買賣協議,總代價約為14.5億港元。該項交易於2003年3月31日已經完成,於完成日期並無對本集團造成任何重大收益或虧損。

有關此項關連交易詳情載於本公司於2003年2月26日及2003年3月31日之公佈。

財務報告附註(續)

2002年12月31日

53、結算日後事項(續)

(k) (續)

出售業務完成時，本集團之財政狀況有所改善。根據本集團同日之經審核綜合資產淨值編製之2002年12月31日簡明備考經調整綜合資產淨值如下，其中已就假設出售於該日已經進行作調整。

	經審核綜合資產淨值 千港元	出售業務之資產及負債* 千港元	出售之代價 千港元	備考經調整綜合資產淨值 千港元
非流動資產				
固定資產	9,860,868	1,664,818	—	8,196,050
投資物業	2,289,280	42,730	—	2,246,550
佔聯營公司權益	423,617	98,853	—	324,764
佔一間共同控制企業權益	1,019,064	—	—	1,019,064
無形資產	13,628,236	—	—	13,628,236
其他	1,934,276	23,737	—	1,910,539
	29,155,341			27,325,203
流動資產	3,090,825	1,012,074	1,036,190	3,114,941
流動負債	(2,696,700)	(658,518)	294,518	(1,743,664)
淨流動資產	394,125			1,371,277
非流動負債				
遞延税項	(2,285)	(1,700)	—	(585)
欠附屬公司一名少數股東款項	(198,373)	(81,048)	—	(117,325)
擔保銀行貸款之準備	(358,521)	—	—	(358,521)
銀行及其他計息貸款	(17,034,079)	(123,308)	120,518	(16,790,253)
	(17,593,258)			(17,266,684)
少數股東權益	(2,540,825)	(518,020)	—	(2,022,805)
	(20,134,083)			(19,289,489)
	9,415,383			9,406,991

* 包含出售業務根據會計實務準則第26號的分部資料，以及根據會計實務準則第33號的終止中業務，詳情分別載於財務報告附註5及6。

財務報告附註(續)

2002年12月31日

53、結算日後事項(續)

(l) 於2003年3月31日出售業務完成後，本公司於2003年4月1日向其銀行債權人送達債務預付通知，要求悉數贖回債務重組協議之尚未償還銀行債務合共20.4億港元。償付日期定於2003年5月2日本公司結束償務重組計劃時。

(m) 作為該出售業務不可缺少的一部份，有關由本公司提供擔保的若干出售業務之若干銀行貸款，廣東控股有限公司須解除該等擔保。部分擔保已於2003年4月7日完成解除，餘下部分則將於2003年4月14日完成解除。

54、比較數字

詳述於財務報告附註2及46(a)，由於本年度採納若干新頒佈及經修訂的會計實務準則，財務報告內若干項目及餘額的呈報已作修改以適應新的要求。故若干比較數字已重新分類以符合本年度的呈報方式。

55、財務報告之核准

本財務報告經董事會於2003年4月11日核准。

本集團持有之主要物業詳情

本集團固定資產詳情

物業	地段編號	租約類別	用途
供水系統（從東莞至深圳）土地使用權、水庫及相關建築	不適用	中期	供水
香港灣仔駱克道57－73號及謝斐道84－88號香港華美酒店	內地段2819號E段第1分段及D段第2分段、內地段2818號F段、內地段2817號之餘段、內地段2818號G段及內地段2817號D段之餘段	長期	酒店
九龍尖沙咀寶勒巷18號香港粵海酒店	九龍內地段8340、8341、8550、8748及8915號	中期	酒店
中國深圳市深南東路3033號粵海酒店（深圳）	不適用	中期	酒店

本集團持有之主要物業詳情(續)

本集團固定資產詳情(續)

物業	地段編號	租約類別	用途
中國珠海市 拱北粵海東路1145號 粵海酒店(珠海)	不適用	中期	酒店、寫字樓及 服務式住宅
中國廣州經濟 技術開發區 創業路,廣州麥芽 有限公司廠房	不適用	中期	工廠
中國廣東省南海市 羅村鎮,粵海製革 有限公司廠房	不適用	中期	工廠
中國深圳市羅湖區 布心路及東昌路1號	不適用	中期	工廠
曲江縣烏石鎮 韶關發電D廠	不適用	中期	工廠

本集團持有之主要物業詳情(續)

本集團固定資產詳情(續)

物業	地段編號	租約類別	用途
香港銅鑼灣邊寧頓街18號廣旅集團大廈20樓、27至30樓	內地段955號G段之10,950份之1,690份及餘段、內地段955號第1段第1分段、內地段955號E段之餘段內地段955號C段第2分段及內地段955號C段之餘段	長期	寫字樓
九龍彌敦道776-778號恒利商業大廈地庫及地下商舖及1樓寫字樓	九龍內地段10621號1,000份之400份	長期	寫字樓

本集團持有之主要物業詳情(續)

本集團固定資產詳情(續)

物業	地段編號	租約類別	用途
香港干諾道中148號 粵海投資大廈 2樓平台、9樓、 11樓A室及B2室、 16樓、18樓A1室、 19樓A室、20樓B室 及26-30樓	海洋地段332號1,360,292份 之219,856份、海洋地段333號 海洋地段334號A段及餘段、 海洋地段335號、 海洋地段336A段及餘段、 內地段2142號及 內地段2143號	長期	寫字樓
中國深圳羅湖區布心路 布心花園B區	不適用	中期	員工宿舍
中國深圳寶安區 新城70區	不適用	中期	工廠

本集團持有之主要物業詳情（續）

本集團發展中物業詳情

物業	本集團應佔物業權益	概約總樓面面積（平方米）	現時使用情況	預計完工日期	完成階段
蘇州市喬司空巷地塊編號6、7及9號	100%	2,200（地盤面積）	社區設施	不適用	不適用
中國廣東省惠陽縣淡水鎮草洋村	80%	104,200（地盤面積）	土地儲備	不適用	不適用

本集團持有之主要物業詳情(續)

本集團投資物業詳情

物業	本集團應佔 物業權益	租約類別	現時使用情況
中國廣東省廣州市東風路555號 粵海集團大廈901、905-08、 1101及1108單位、10樓、 17樓、19－22樓	100%	中期	商業
中國廣東省廣州市東風路555號 粵海集團大廈18樓	71.56%	中期	商業
中國廣東省廣州天河區天河路208號 天河城廣場	62.77%	中期	商業及 購物商場
香港干諾道中148號 粵海投資大廈地下、 1樓、5-8樓、10樓 12樓、19樓B室、 22-23樓及25樓	100%	長期	商業

本集團持有之主要物業詳情(續)

本集團投資物業詳情(續)

物業	本集團應佔 物業權益	租約類別	現時使用情況
香港干諾道中148號 粵海投資大廈18樓 A2室及B室	51%	長期	商業
4th Floor-12nd Floor, and 14th Floor SV City, Tower 1, Rama III Road, Chong Nonsi Subdistrict, Yannawa District, Bangkok Metropolis, Thailand	100%	永久業權	商業
香港北角和富道21-53號 和富中心若干停車位	60%	長期	停車場
中國廣州市越秀區東風中路 解放北路及連新路交界廣州 交易廣場地下、1樓至4樓	56.34%	中期	購物商場
九龍尖沙咀廣東道30號 新港中心一座15樓 1506-7室	71.56%	長期	商業

股東週年大會通告

茲通告粵海投資有限公司(「本公司」)謹定於2003年6月19日(星期四)上午十時正假座香港灣仔駱克道57至73號香港華美酒店三樓嘉華廳舉行股東週年大會(「大會」),以便討論及處理下列事項:

1. 省覽截至2002年12月31日止年度之經審核綜合財務報告及董事會與核數師報告。

2. 重選告退董事。

3. 重新委聘核數師及授權董事會釐定其酬金。

4. 作為特別事項,考慮並酌情通過下列普通決議案(不論有否修訂):

普通決議案

「**動議**:

(a) 在本決議案其他規定之規限下及依據公司條例第57B條,一般性及無條件批准本公司董事會於有關期間(定義見本決議案(d)段)內行使本公司之一切權力以發行、配發及處理本公司股本中之額外每股面值0.50港元之普通股股份(「普通股」)或購股權、認股權證或附有可認購任何普通股權利之契據或可兑換普通股之證券,以及作出或授予將須或可能須行使此等權力方可作出或授予之售股建議、協議及購股權;

(b) 本決議案(a)段之批准乃本公司董事會所獲授任何其他權力以外之權力,該決議案授權本公司董事會於有關期間內作出或授予需於有關期間結束後行使此等權力之售股建議、協議及購股權;

(c) 本公司董事會依據本決議案(a)段之批准而配發或有條件或無條件同意配發(不論是否依據購股權)之普通股面值總額不得超過於本決議案通過當日已發行普通股總面值之20%,惟依據(i)配售新股(定義見本決議案(d)段);(ii)附於任何認股權證、優先股、可換股債券或本公司所發行可兑換為普通股之其他證券之認購權或換股權之行使;(iii)任何認股計劃或當時採納之類似安排而向本公司及/或其任

股東週年大會通告（續）

何附屬公司之行政人員及／或職員及其他合資格人士（如有）授出認購普通股權利之行使；或(iv)任何根據本公司之組織章程細則配發普通股以代替普通股之全部或部份股息而設之以股代息或類似安排而配發者除外，而根據本決議案(a)段之授權，須受此限制；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之時至下列最早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之組織章程細則或中華人民共和國香港特別行政區（「香港」）任何適用法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

(iii) 本決議案准許之授權經由本公司股東在股東大會通過普通決議案撤銷或修訂之日；

及

「配售新股」乃指於本公司（或本公司董事會）指定之期間內，向於指定記錄日期名列本公司普通股股東名冊內之普通股持有人按彼等當時之持股比例提呈發售普通股之建議（惟須受董事會就零碎股權或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」

承董事會命
公司秘書
何林麗屏

香港，2003年4月11日

註冊辦事處：
香港干諾道中148號
粵海投資大廈27樓至29樓

股東週年大會通告(續)

附註：

(i) 凡有資格出席大會及投票之股東，可委派不超過兩位代表出席及於以股數表決時代其投票。受委代表毋須為本公司之股東。

(ii) 代表委任表格連同委任人簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或其續會指定召開時間48小時前送達本公司的普通股股份過戶及登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。股東在委任代表後仍可親自出席大會並於會上投票。如股東交回代表委任表格後親自出席大會，則代表委任表格將被視作撤銷論。

(iii) 本公司將於2003年6月17日(星期二)至2003年6月19日(星期四)止(首尾兩天包括在內)暫停辦理普通股過戶登記手續。為確定有權出席大會及於會上投票之普通股股東名單，必須於2003年6月16日(星期一)下午4時30分前將所有股份過戶文件連同有關股票送交本公司之普通股股份過戶及登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(iv) 如屬任何普通股聯名持有人，則只有於股東名冊(普通股)排名較前的其中一位聯名持有人可有權投票(不論親身或委派代表投票)，而其他聯名持有人之投票將屬無效。

(v) 大會之代表委任表格隨本公司的2002年年報附上。

(vi) 第4項決議案乃尋求股東批准給予一般性授權以配發普通股，本公司董事會並無即時計劃依據此一般性授權發行任何新普通股。



Guangdong Investment Limited
(粵海投資有限公司)

2002 年報
Annual Report

Contents

Corporate Information

11 April 2003

BOARD OF DIRECTORS

WU Jiesi (Honorary President)
LI Wenyue (Chairman)
ZHANG Hui (Managing Director)
*CHAN Cho Chak, John, GBS, JP
*Dr. The Honourable LI Kwok Po, David, GBS, JP
*CHENG Mo Chi, Moses, JP
*FUNG, Daniel R., QC, SC
YE Xuquan
LI Wai Keung
ZHANG Yaping
ZHAI Zhiming
WANG Man Kwan, Paul
GU Shunan
WANG Xiaofeng
YU Lai

* Independent Non-Executive Director

COMPANY SECRETARY

HO LAM Lai Ping, Theresa

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
Bayerische Hypo-Und Vereinsbank Aktiengesellschaft
BNP Paribas
Citic Industrial Bank, Guangzhou Branch
Citibank, N.A.
Guangdong Development Bank
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
Industrial and Commercial Bank of China
The Hongkong and Shanghai Banking Corporation Limited
Mizuho Corporate Bank, Ltd.
Société Générale
Standard Chartered Bank

AUDITORS

Ernst & Young

REGISTERED OFFICE#

27/F. – 29/F.
Guangdong Investment Tower
148 Connaught Road Central
Hong Kong
Telephone: (852) 2860 4368
Facsimile: (852) 2528 4386
Internet: http://www.gdi.com.hk

REGISTRAR FOR ORDINARY SHARES

Tengis Limited
G/F., Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

REGISTRAR FOR PREFERENCE SHARES#

Guangdong Investment Limited
27/F. – 29/F.
Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

The Registered Office and the address of Registrar for Preference Shares will be changed effective 15 April 2003 as follows:

28/F. and 29/F.
Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

Simplified Corporate Structure Chart of the Group's Principal Businesses

11 April 2003


GDH
GUANGDONG INVESTMENT LIMITED


WATER DISTRIBUTION
ELECTRIC POWER GENERATION
TOLL ROADS AND BRIDGES
PROPERTY INVESTMENT AND DEVELOPMENT
HOTEL OPERATIONS AND MANAGEMENT
RETAIL

Simplified Corporate Structure Chart of the Group's Principal Businesses (continued)

WATER DISTRIBUTION


82.49%
GH Water Supply (Holdings) Limited
99%
*Guangdong Yue Gang Water Supply Company Limited

ELECTRIC POWER GENERATION


51%
Guangdong Power (International) Limited
90%
Shaoguan Power Plant (D) Ltd.
25%
*Guangdong Shaoguan Yue Jiang Power Supply Limited
*Zhongshan Power Plant
49%
Guangdong Power Investment Limited
25%
Guangdong Yuejia Electric Power Co., Ltd.
(Meixian Power Plant B)

TOLL ROADS AND BRIDGES


51%
Guangdong Transport Investment (BVI) Company Limited
(2 roads and 2 bridges)#
70%
Guangdong Yingde Highway Ltd.
(Yingkeng Highway)
24.5%
*Pak Kong Transco Limited
(2 Pak Kong Bridges)

PROPERTY INVESTMENT AND DEVELOPMENT


62.77%
*Teem Plaza
100%
*Bateson Developments Limited
(Guangdong Investment Tower)
60%
Guangdong Parking Limited
(Provident Centre Car Park)
100%
Guangdong Properties Holdings Limited
(Yuehai Group Building)
100%
Suzhou Yuehai Real Estate Development Co., Ltd.
(Certain carparks and shop units in Suzhou GD Plaza)

HOTEL OPERATIONS AND MANAGEMENT


100%
Guangdong (International) Hotel Management Limited
100%
Fill Success Investments Limited
(The Wharney Hotel Hong Kong)
100%
*Yue Hai Hotel, Zhuhai
100%
Guangdong Hotel Limited
(Guangdong Hotel, Hong Kong)
99%
*Shenzhen Guangdong Hotel Enterprise Limited
(Shenzhen Guangdong Hotel)

RETAIL


62.77%
Guangdong Teem Group
(retail business)

Notes:

(i) Where no attributable interest is shown, the Group's interest is held as a contractual joint venture or an investment agreement.

(ii) Projects of the Group are shown in italics and do not constitute part of the individual company's or joint venture's name.

(iii) * English translation of the official Chinese name of the individual company or the name of the project.

(iv) # "2 roads and 2 bridges" project includes interests in the Qinglian Highway, Guangzhou-Shantou Highway (Huizhou Section), Shantou Haiwan Bridge and Humen Bridge.

Financial Highlights

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED 31 DECEMBER

	2002 HK$'000	2001 HK$'000	2000 HK$'000
Turnover	**6,737,025**	7,271,518	4,947,984
Profit/(Loss) from operating activities	**1,850,733**	2,159,168	(596,224)
Provisions, net	**331,728**	161,099	1,242,207
Profit/(Loss) from operating activities (before finance costs and provisions)	**2,182,461**	2,320,267	645,983
Finance costs			
— Interest and other financing charges	**1,244,999**	1,566,474	572,367
— One-off finance costs associated with the debt refinancing of the GH Holdings Group* ("One-Off Finance Cost")	**249,120**	—	—

* GH Water Supply (Holdings) Limited and its subsidiary

	2002 HK$'000	2001 HK$'000	2000 HK$'000
Profit/(Loss) before tax	**530,142**	660,346	(1,144,896)
Profit/(Loss) before tax — excluding One-Off Finance Cost	**779,262**	N/A	N/A
Profit/(Loss) from ordinary activities attributable to shareholders	**281,108**	285,542	(1,356,302)
Profit/(Loss) from ordinary activities attributable to shareholders — excluding One-Off Finance Cost	**530,228**	N/A	N/A
Shareholders' funds	**9,415,383**	9,117,497	8,517,133
Shareholders' funds — excluding One-Off Finance Cost	**9,664,503**	N/A	N/A
Total assets	**32,246,166**	33,378,532	35,916,779
Net financial borrowings[6]	**16,537,125**	17,785,665	19,128,260

Financial Highlights (continued)

SHARE INFORMATION (AS AT 31 DECEMBER)

	2002	2001	2000
Ordinary shares (HK$0.5 per share) in issue	**5,162m**	5,133m	4,868m
Market capitalisation (HK$)	**5,007m**	3,952m	4,381m
Closing market price per share	**HK$0.97**	HK$0.77	HK$0.90
Basic earnings/(loss) per share	**3.91 cents**	4.32 cents	(54.44 cents)
Basic earnings/(loss) per share — excluding One-Off Finance Cost	**8.63 cents**	N/A	N/A
Diluted earnings/(loss) per share	**3.83 cents**	4.24 cents	N/A
Diluted earnings/(loss) per share — excluding One-Off Finance Cost	**8.45 cents**	N/A	N/A
Net asset value per share	**HK$1.82**	HK$1.78	HK$1.75

FINANCIAL RATIOS (AS AT 31 DECEMBER)

	2002 Adjusted	2002	2001
Return on average shareholders' funds[1]	**5.65%(i)**	3.03%	3.24%
Post-tax return on average assets[2]	**2.02%(i)**	1.27%	1.53%
Interest cover[3]	**1.59X(i)**	1.33X	1.41X
Gearing[4]	**N/A**	2.02X(ii)	2.22X
Liquidity[5]	**N/A**	1.15X(iii)	1.39X

Notes:

(i) Excluding the One-Off Finance Cost.

(ii) There was a slight improvement in gearing ratio compared to last year. However, following the completion of the Assets Disposal in March 2003 and the full repayment of the Company's "restructuring bank debts" in May, 2003, the Group's gearing ratio is expected to be further improved.

(iii) Portion of debts (the "WaterCo Debts") prepaid in 2001 by the GH Holdings Group has eliminated its current portion of the WaterCo Debts on the balance sheet, thus reducing the Group's "Current Liabilities" balance as at 31 December, 2001.

The refinancing of the WaterCo Debts completed on 20 December 2002, created a current portion of the new WaterCo Debts amounted to HK$541 million on the balance sheet, thus increasing the balance of the Group's "Current Liabilities" by the same amount as at 31 December 2002. Due to this reclassification of the new WaterCo Debts, the liquidity position of the Group was worse off compared with last year.

With the cash contribution from the water distribution business in 2003, repayments of new WaterCo Debts will eliminate its current portion of the new WaterCo Debts on the balance sheet, bringing back an improvement to the Group's liquidity position in 2003.

1 $\frac{\text{Results attributable to shareholders}}{\text{(opening equity + closing equity)/2}}$

2 $\frac{\text{Results after tax}}{\text{(opening total assets + closing total assets)/2}}$

3 $\frac{\text{Results before tax + Total interest expense}}{\text{Total interest expense (includes the capitalised interest)}}$

4 $\frac{\text{Financial indebtedness}}{\text{Net asset value}}$

5 $\frac{\text{Current assets}}{\text{Current liabilities}}$

6 Financial borrowings – cash and cash equivalents

Financial Highlights (continued)

ANALYSIS OF FINANCIAL BORROWINGS (AS AT 31 DECEMBER)

	2002 **HK$'000**	2001 HK$'000	2000 HK$'000
Loan maturity profile			
Within 1 year	**1,016,173**	540,812	1,149,179
In the 2nd year	**677,237**	1,342,426	1,196,938
In the 3rd to 5th year, inclusive	**4,135,631**	4,389,968	5,963,414
Over 5 years	**12,496,506**	13,117,206	12,910,400
	18,325,547	19,390,412	21,219,931
Currency	%	%	%
Hong Kong dollars	**81.8**	61.2	58.5
US dollars	**10.5**	33.8*	38.9*
Euro	**0.1**	0.1*	1.0*
Renminbi	**7.6**	4.9	1.6
Interest rate	%	%	%
Floating	**92.8****	29.6	34.0
Fixed	**7.2**	70.4	66.0

* Borrowings amounted to HK$3.1 billion were hedged by currency swap agreements.

** Borrowing amounted to HK$3.5 billion is hedged by a fixed interest rate swap agreement.

SOURCE OF FINANCE# (AS AT 31 DECEMBER 2002)

	Available and committed %	**Utilised** %
Fixed rate notes	6.2	7.2
Bank and other borrowings	89.0	87.3
Floating rate notes/bonds	4.8	5.5
	100.0	100.0

Financing from the issue of the US$125,000,000 3¼% redeemable cumulative convertible preference shares with an outstanding balance of US$85,949,000 as at 31 December 2002, is not accounted for.

Financial Highlights (continued)


Group
Financial Borrowings
HKD'000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
1999
2000
2001
2002
Year

HKD Equivalent (HKD'000)

	1999	2000	2001	**2002**
HK Dollars	824,574	12,414,141	11,868,269	**14,994,473**
US Dollars	6,187,681	8,251,581	6,550,313	**1,923,497**
EUR	234,430	213,962	21,151	**16,071**
RMB	619,208	340,247	950,680	**1,391,506**
Others	8,174	0	0	**0**
	7,874,067	21,219,931	19,390,413	**18,325,547**


Group
Financial Borrowings
(Excluding WaterCo)
HKD'000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
1999
2000
2001
2002
Year

HKD Equivalent (HKD'000)

	1999	2000	2001	**2002**
HK Dollars	824,574	733,861	545,429	**936,648**
US Dollars	6,187,681	5,131,861	3,430,313	**1,923,497**
EUR	234,430	213,962	21,151	**16,071**
RMB	619,208	340,247	187,498	**16,481**
Others	8,174	0	0	**0**
	7,874,067	6,419,931	4,184,391	**2,892,697**

Financial Highlights (continued)

Restructured Bank Debts from 2000 (commencement of Scheme) to 2002


Guangdong Investment Limited
Outstanding of Restructured Bank Debts
HKD'000
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2000
2001
2002
Year
HKD'000
4,523
3,214
2,038


Standalone Companies
Outstanding of Restructured Bank Debts
(guaranteed by Guangdong Investment Limited)
HKD'000
2,500
2,000
1,500
1,000
5,00
0
2000
2001
2002
Year
HKD'000
2,266
578
206

Financial Highlights (continued)

ANALYSIS OF THE GROUP'S BUSINESS

An analysis of the Group's turnover and earnings before interest, tax, depreciation and amortization ("EBITDA") by principal activity and geographical area of operations for the year ended 31 December 2002 is as follows:

Year ended 31 December 2002

	Turnover HK$'000	%	Profit/(Loss) from operating activities after finance costs HK$'000	EBITDA HK$'000
By activities:				
Water distribution	2,831,978	42.04	302,765	2,415,241
Electric power generation	464,370	6.89	(65,409)	2,579
Infrastructure	8,587	0.13	39,755	157,151
Property investment and development	398,685	5.92	106,926	147,179
Tours/Travel	271,030	4.02	(13,120)	4,546
Hotel operations and management	212,614	3.16	73,811	87,948
Brewery operations	593,052	8.80	104,943	189,469
Tannery operations	529,055	7.85	(73,672)	(47,710)
Malting operations	683,931	10.15	57,821	106,814
Retail & Trading	736,032	10.93	30,037	46,673
Others	7,691	0.11	(207,243)	(53,631)
	6,737,025	100.00	356,614	3,056,251
By geographical area:				
The People's Republic of China ("Mainland China")	6,246,485	92.72		
Hong Kong Special Administrative Region ("Hong Kong")	476,235	7.07		
Others	14,305	0.21		
	6,737,025	100.00		

Year ended 31 December 2001

	Turnover HK$'000	%	Profit/(Loss) from operating activities after finance costs HK$'000	EBITDA HK$'000
By activities:				
Water distribution	2,727,623	37.50	317,463	2,146,759
Electric power generation	578,001	7.95	212,037	283,273
Infrastructure	7,785	0.11	(9,313)	38,105
Property investment and development	693,787	9.54	266,220	325,271
Tours/Travel	323,245	4.45	19,423	42,939
Hotel operations and management	248,580	3.42	26,533	51,772
Brewery operations	543,922	7.48	63,877	180,326
Tannery operations	764,929	10.52	(80,552)	(38,033)
Malting operations	682,764	9.39	20,484	88,803
Retail & Trading	673,311	9.26	15,255	42,079
Others	27,571	0.38	(258,733)	51,206
	7,271,518	100.00	592,694	3,212,500
By geographical area:				
Mainland China	6,661,172	91.61		
Hong Kong	608,580	8.37		
Others	1,766	0.02		
	7,271,518	100.00		

Financial Highlights (continued)

Segmented Information
(Turnover)


2001
2002

	2001	2002
Water distribution	37.50%	**42.04%**
Electric power generation	7.95%	**6.89%**
Infrastructure	0.11%	**0.13%**
Property investment and development	9.54%	**5.92%**
Tours / Travel	4.45%	**4.02%**
Hotel operations and management	3.42%	**3.16%**
Brewery operations	7.48%	**8.80%**
Tannery operations	10.52%	**7.85%**
Malting operations	9.39%	**10.15%**
Retail and Trading	9.26%	**10.93%**
Others	0.38%	**0.11%**

Segmented Information
(EBITDA)


2001
2002

	2001	2002
Water distribution	66.05%	**76.49%**
Electric power generation	8.71%	**0.08%**
Infrastructure	1.17%	**4.98%**
Property investment and development	10.01%	**4.66%**
Tours / Travel	1.32%	**0.14%**
Hotel operations and management	1.59%	**2.79%**
Brewery operations	5.55%	**6.00%**
Tannery operations	–	**–**
Malting operations	2.73%	**3.38%**
Retail and Trading	1.29%	**1.48%**
Others	1.58%	**–**

Financial Highlights (continued)

Water Distribution


Water Distribution to HK,
Shenzhen and Dongguan
Volume in
kilo cubic meter
HKD'000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1998
1999
2000
2001
2002
Year
Volume
Revenue

Electric Power Generation


Electric Power Generation —
Annual Turnover (kwh)
million kwh
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1998
1999
2000
2001
2002
Year


Electric Power Generation —
Annual Revenue
HKD'000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
1998
1999
2000
2001
2002
Year

Shaoguan Power Plant D   Meixian Power Plant B   Yue Jiang Power Plant

Financial Highlights (continued)

Toll Roads and Bridges


Two Roads and Two Bridges
(Annual Turnover)
HKD'000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1998
1999
2000
2001
2002
Year
Humen Bridge
Qinglian Highway
Shantou Haiwan Bridge
Guangzhou Shantou Highway
(Huizhou Section)


Two Roads and Two Bridges
(Daily traffic flow)
Vehicle trips
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1998
1999
2000
2001
2002
Year
Humen Bridge
Qinglian Highway
Shantou Haiwan Bridge
Guangzhou Shantou Highway
(Huizhou Section)

Financial Highlights (continued)

Hotel Operations


Hotels — Turnover
HKD'000
Occupancy rate
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2000
2001
2002
Year


Hotels — EBITDA
HKD'000
30,000
25,000
20,000
15,000
10,000
5,000
0
2000
2001
2002
Year
The Wharney Hotel Hong Kong
Guangdong Hotel, Hong Kong
Shenzhen Guangdong Hotel
Yue Hai Hotel, Zhuhai

Chairman's Statement

In this letter, I would like to share with you selected financial information from the past year, highlight for you some of the significant achievements realised by the Group this year, and leave you with some of my thoughts about the Group and our plans for the future.



LI Wenyue
Chairman

In the following discussion of the Group's financial results for 2002, in addition to providing group wide information, I have paid particular attention to our core businesses. We consider our core businesses to be (i) water distribution, (ii) electric power generation, (iii) toll roads and bridges, (iv) property investment and development and (v) hotel operations and management. In the financial tables that follow this report, we have tried to provide you with useful historic financial information about these core businesses. We have done this in an effort to show how the group of core assets we currently own and manage has performed on an historic basis.

RESULTS

The Group's turnover for the year amounted to HK$6,737,025,000 (2001: HK$7,271,518,000). The decrease in turnover was largely due to disposal of some non-core businesses in 2001 and a decrease in the turnover from the businesses of tours/travel and electric power generation, the respective turnover of which for the year was HK$271,030,000 and HK$4,652,266,000 (2001: HK$323,245,000 and HK$578,001,000). Turnover for the core businesses alone were HK$4,733,414,000 in 2002 (2001: HK$4,929,087,000), the decrease was mostly attributable to the unsatisfactory performance of the electric power generation business.

At our largest unit, the water distribution business, increase of sales volume of water, particularly in the Shenzhen and Dongguan regions, helped to improve the turnover by more than HK$104,355,000 to HK$2,831,978,000 from the 2001 figure of HK$2,727,623,000. The cash contribution received by the Company from the water distribution business amounted to HK$587,636,000 in 2002 (2001: HK$400,100,000).

The Group's operating profit before finance costs and provisions was HK$2,182,461,000, compared to HK$2,320,267,000 in 2001. The decrease was mainly due to the exclusion of operating profit from Panyu Riverside Garden which is no longer a subsidiary of the Group, the drop of income from Shaoguan Power Plant D (electric power generation business) due to tariff reduction and the tours business. These declines were partly offset by an increase in income from stronger water revenue, retail/rental business and brewery business coupled with successful cost savings exercise across the subsidiaries. Taking the core businesses by themselves, operating profit (before the one-off finance costs associated with the debts refinancing of the GH Holdings Group)

Chairman's Statement (continued)

was HK$865,829,000, comparing favourably to HK$828,195,000 in 2001. The slight increase of 4.47% is the result of a large interest saving for the year being partly offset by the unsatisfactory performance of the electric power generation business.

The consolidated profit attributable to shareholders amounted to HK$281,108,000 for the year, compared to HK$285,542,000 in 2001. The current year's result include one time costs incurred in connection with a substantial refinancing at the GH Holdings Group, (HK$249,120,000), a provision in respect of an impairment in value of the Group's interests in a contractual joint venture in a thermal power plant in Mainland China (HK$110,253,000), provisions relating to hotel properties and properties under development (HK$26,037,000), impairment and deficiency in value of fixed assets (HK$55,343,000), revaluation deficit on investment properties (HK$89,432,000), impairment in value of investments (HK$4,637,000) deficits against inventories (HK$8,327,000) and provisions for doubtful debts (HK$37,699,000).

As described below, great progress was made in refinancing our group-wide debts. The GH Holdings Group refinanced most of its debts in December 2002. The Company and certain standalone companies made substantial progress in retiring the debts that they restructured in December 2000. As a result of this progress, we expect to see significant interest savings for the Group in the years ahead.

While earnings per share of HK$0.0391 were down 9% from last year, excluding the one time costs associated with the GH Holdings Group debts refinancing, the adjusted earnings per share would have been HK$0.0863, a 100% increase over 2001.

STRATEGIC DEVELOPMENTS

Since I wrote to you last year, the Group has made meaningful progress on a variety of strategic fronts. We successfully completed an approximately HK$14.8 billion refinancing at our water distribution business, which will result in substantial interest savings and increased earnings. We have continued to improve our management systems and the professionalism of our team, which, together with several cost control initiatives, has resulted in improved financial performance at our key operating businesses. In February 2003, we announced that we would be selling substantially all of our non-core businesses for approximately HK$1.5 billion (the "Assets Disposal"). That transaction closed on 31 March 2003. Finally, using the proceeds of this assets sale, cash flow from operations, together with the financial support from GDH Limited, we have notified our financial creditors that the Company will repay all of its remaining debts that were originally restructured in December 2000.

Chairman's Statement (continued)

The GH Holdings Group debt refinancing

At the time of our acquisition of the water distribution business in 2000, the GH Holdings Group was capitalised with approximately HK$14.8 billion of debts with an average cost of approximately 7.7% per annum in 2002. On 20 December 2002, almost two years exactly from the closing of our original restructuring, we signed a new credit agreement that enabled us to refinance those old debts at substantially lower interest rates. The refinanced debts are a floating rate interest facilities with margins ranged from 1% to 1.339% plus HIBOR per annum, part of which has already been hedged by swap agreements.

This refinancing did however result in several substantial one-time charges. Upfront banking, commitment and advisory fees amounted to HK$112,854,000, and we also incurred costs of HK$136,266,000 with respect to the unwinding of a currency swap that was associated with the refinanced debt. While these charges reduced our 2002 reported earnings per share by approximately HK$0.05 per share, we expect to recoup those costs entirely in 2003 and look forward to the savings we expect to enjoy over as a result of the refinancing over the next 10 years.

Operational improvements

Across the Group we have strived to improve operational efficiencies, manage costs aggressively, improve the quality of our team and the competitiveness of our businesses. Highlights from this effort include increases in our water revenue tariff collection efforts in Shenzhen and Dongguan, where sales volumes (in million cubic metres) increased almost 18%. At our Hong Kong hotel group, numerous efforts to improve our team and the quality of our service resulted in a higher occupancy rates and higher operating margins. Finally, at Teem Plaza, our multi-use mall in Guangzhou, we continue to be the market leader and in a difficult real estate environment we were able to enjoy an increase of 2% in our rental income.

Sale of non-core businesses; prepayment of restructuring debts

Perhaps the most dramatic event took place after the end of our fiscal year. By successfully closing on the sale of substantially all of our non-core businesses, we have completed the most significant strategic objectives we set out for ourselves two years ago. At the time of our restructuring in December 2000, we told the market that we intended to transform the Company into a focused utilities and infrastructure player and that we wanted to pay down our restructuring debts ahead of schedule. I am excited to tell you that as of 31 March 2003 we completed the transformation of the Group. We have now exited all of our non-core businesses and going forward our business efforts will be focused on five core areas namely, water distribution, electric power generation, toll roads and bridges, property investment and development and hotel operations and management.

Chairman's Statement (continued)

In December 2000, when we closed our restructuring, debts subject to restructuring at the Company level amounted to HK$4.52 billion and debts subject to restructuring at selected stand-alone subsidiaries amounted to an additional HK$2.27 billion. Over the last two years we have made significant progress in paying down these debts. As of 31 December 2002 at the Company level, we had repaid a total of approximately HK$2.48 billion which is more than completing the 5-year debt repayment milestones and also $2^1/_2$ years ahead of schedule. The stand-alone subsidiaries by the same date had also reduced their restructuring debts by more than 90%, to just HK$0.2 billion. And, in less than $^1/_2$ year's time on 1 April 2003, we announced that by using the proceeds from the Assets Disposal, cash flow from operations, and the financial support from GDH Limited, we will repay all of the Company's remaining restructuring debts, amounting to HK$2.04 billion, on 2 May 2003.

PROSPECTS

Although we have made much progress over the last twelve months, we do not intend to rest and accept the status quo. We have several key initiatives that we plan to pursue in 2003 and beyond.

As mentioned in our earlier announcements, we are working hard to make the operational and financial improvements that will allow us to resume payments of dividends on our ordinary shares. In that regard, we continue to study the possibility of seeking a court approved capital reduction. Such a move would reduce the Company's accumulated losses and bring forward the day that we will no longer have a net loss position on our balance sheet. In addition, at an appropriate time we will seek to restructure our outstanding convertible preference shares ("CPS"). Under their existing terms, the CPS do not allow the payment of dividends on our ordinary shares unless and until no cumulative dividends on the CPS remain outstanding. While work is only at a preliminary stage and there is not yet any specific plan in these matters and also there is no assurance that our endeavors as outlined above will necessarily succeed, we intend to keep you appraised of our progress.

We will continue in our efforts to manage our existing assets as efficiently as possible. We hope to continue to increase sales and margins through aggressive management and continued adoption of international best practices. Where possible we will seek to prudently expand our current businesses. We have also begun to actively look out for and critically appraise acquisition opportunities in our core businesses.

On behalf of the Group, let me assure you that we know that a high standard of corporate governance, integrity, ethical behaviour and accounting ethics are keys to corporate success. We will continue to measure ourselves against international standards in the management and operation of our businesses and in making investments, financing and personnel management decisions. The Group recognises its obligations to justify the trust the shareholders have placed in it, and management will continue to work with diligence and prudence in the overseeing of our shareholders' assets.

Chairman's Statement (continued)

In closing, I would like to express my sincere thanks to all my fellow Directors and all staff of the Group for their dedicated hard work and support. Furthermore, I would also like to express my gratitude to Mr. ZHANG Yaping, who resigned as Managing Director of the Company in December 2002, for all the important contributions he has made to the Group.

LI Wenyue
Chairman

Hong Kong, 11 April 2003

Management Discussion and Analysis

REVIEW OF OPERATING RESULTS

A summary of the performance of the Group's major businesses during the year under review is as follows:

Water Distribution

Profit contribution from the Water Project remained significant to the Group. The lower volume and revenue due to the rainy climate in the southern part of the Guangdong Province during the first six months of the year was more than recovered in the second half of the year. For 2002, the total sales volume of water in the Shenzhen and Dongguan areas reached 718 million (2001: 608 million) cubic meters while the contracted volume of water supplied in Hong Kong reached 800 million (2001: 790 million) cubic meters.

Effective cost and management controls and an improved tariff collection mechanism in the Dongguan area contributed to a further increase in the operating results from the Water Project. The operating profit before finance costs of the Water Project in 2002 was HK$1,634,804,000, 11.14% higher than the previous year (2001: HK$1,470,951,000).

Electric Power Generation

Sales of electricity by the Shaoguan Power Plant D (the "Shaoguan PPD") were adversely affected by a series of shutdowns that occurred after a major repair in July 2002, heavy rains during August and September, and a reduction in tariffs that become effective in August 2002. Sales of electricity by the Shaoguan PPD amounted to HK$464,370,000 (2001: HK$578,001,000), 19.66% lower than 2001. The electricity sold in the year was amounted to 1,280 million kwh (2001: 1,460 million kwh), 12.33% lower than 2001. The operating profit before taxation of the Shaoguan PPD in 2002 was HK$46,595,000 (2001: HK$212,533,000), a decrease of 78.08%.

The associated company of Shaoguan PPD namely, 廣東省韶關粵江發電有限責任公司 (Guangdong Shaoguan Yue Jiang Power Supply Limited (the "Yue Jiang PP")), had its first full year commercial operation in 2002. The share of the operating profit before taxation of the Yue Jiang PP in 2002 amounted to HK$12,111,000 (9 months' soft operation in 2001: HK$4,539,000). The related amount of electricity sold in the year was 177 million kwh (9 months' soft operation in 2001: 91 million kwh).

Share of sales of electricity by the Group's power plant in Meixian, an investment of an associated company, amounted to 171 million kwh (2001: 170 million kwh). The related sales revenue and operating profit before taxation respectively were HK$62,985,000 and HK$29,388,000 (2001: HK$66,113,000 and HK$31,261,000).

Management Discussion and Analysis (continued)

REVIEW OF OPERATING RESULTS (continued)

Toll Roads and Bridges

In 2002, an after-tax profit of HK$105,829,000 (2001: HK$70,645,000) was generated from the "2 Roads and 2 Bridges" projects. The considerable increase in profit was driven by a large savings in interest expense that arose after a refinancing of the projects' loan facility in June 2001.

The Qinglian Highway, which links Qingyuan and Lianzhou in the Guangdong Province, recorded a slight increase in traffic flow, and revenue in 2002, HK$272,000,000 (2001: HK$269,000,000). The average daily traffic in 2002 was 31,815 vehicle trips as compared to 31,551 vehicle trips in 2001. The Company's effective interest in this project is 7.23%.

The Guangzhou-Shantou Highway (Huizhou Section) recorded an increase of 6.7% in traffic flow, resulting in an increase in revenue to HK$120,000,000 in 2002 (2001: HK$115,000,000). The average daily traffic in 2002 was 23,558 vehicle trips as compared to 22,072 vehicle trips in 2001. The Company's effective interest in this project is 26.01%.

The Shantou Haiwan Bridge recorded an increase of 10.5% in traffic flow. The average daily traffic in 2002 was 12,764 vehicle trips while in 2001 it was 11,553 vehicle trips. The annual revenue was HK$123,000,000 in 2002 (2001: HK$109,000,000). The Company's effective interest in this project is 15.3%.

The Humen Bridge recorded growth of 16% in the traffic flow. The average daily traffic in 2002 was 30,280 vehicle trips while in 2001 it was 26,082 vehicle trips. The annual revenue reached HK$395,000,000 in 2002 (2001: HK$336,000,000). The Company's effective interest in this project is 15.3%.

The performance of the two Pak Kong Bridges in Qingyuan remained stable, generating a steady cash return to the Group. The Company's effective interest in this project is 24.5%.

The average daily traffic of Yingkeng Highway increased by 5% in 2002. The annual revenue reached HK$8,587,000 in 2002 (2001: HK$7,785,000). As a result of using an improved surveillance system, Yingkeng Highway has beaten its budgeted revenue target. The Company's effective interest in this project is 70%.

Management Discussion and Analysis (continued)

PROPERTY INVESTMENT AND DEVELOPMENT

Mainland China

Teem Plaza continued to enjoy high occupancy rates with an average of more than 97% (2001: 97%) and strong rental income, despite the well known downturn in the regional property sector. The rental income for the year reached HK$263,100,000 (2001: HK$257,491,000), a slight increase of 2%.

The Group at the balance sheet date held a 24.8% interest in the Riverside Garden project in Panyu, Guangzhou. The project contributed an attributable profit of HK$5,160,000 to the Group in 2002. The Group disposed its entire interest in the Riverside Garden project following the completion of the Assets Disposal on 31 March 2003.

The Group sold the hotel commercial project under development in Suzhou GD Plaza at a consideration of approximately RMB70 million in October 2002. The Group is now in the final stage of selling to a third party its entire interest in Suzhou Yuehai Real Estate Development Co., Ltd. ("Suzhou Yuehai"), which currently owns the remaining unsold carparks and shop units in Suzhou GD Plaza. With the sale of the interest in Suzhou Yuehai, the Group will complete its asset sale in Suzhou.

Hong Kong

Average occupancy rate of Guangdong Investment Tower (the "GDI Tower") dropped from 100% to 80% during 2002. In addition, the current depressed state of the local commercial rental market has led to a reduction in average rentals in respect of lease renewals and new leases. The full effect of these factors will not be felt until 2003. Rental for the GDI Tower amounted to HK$24,040,000, a 8.15% decrease (2001: HK$26,172,000).

Guangdong Parking Limited's interest in the car parks located in North Point continued to show an operating loss (before the property revaluation deficit) for the year of HK$724,000 (2001: HK$1,880,000).

The Group entered into an agreement with an independent third party (the "Purchaser") on 31 March 2003 to dispose of its entire interest in GD Parking and the assignment of related intercompany debts at a nominal value of HK$1. As an integral part of the transaction, the Company will be released from all its obligations under its guarantee for the GD Parking's bank loan after certain partial prepayment upon completion (which bank loan after the partial prepayment will be approximately HK$63,000,000). The transaction has not yet been completed at the date of this report.

Management Discussion and Analysis (continued)

HOTEL OPERATIONS AND MANAGEMENT

Mainland China

While the average occupancy rate of Shenzhen Guangdong Hotel decreased from 91.8% in 2001 to 85% in 2002, the average occupany rate of 珠海粵海酒店 (Yue Hai Hotel, Zhuhai) ("Zhuhai Hotel") increased to 86.5% in 2002 (2001: 71.8%). This increase at Zhuhai was mainly due to an increase in long-term business tenants.

Hong Kong

Local tourism enjoyed a modest recovery in 2002. The number of visitors in Hong Kong grew by 22.7%, with visitors from Mainland China growing fast.

Despite keen competition in the Hong Kong hotel market, the average occupancy rate at The Wharney Hotel Hong Kong and Guangdong Hotel, Hong Kong remained high at 92% (2001: 88%) and 89% (2001: 85%) respectively.

Cost controls and effective utilisation of available resources resulted in a significant increase in the hotel group business profits (before the hotel property revaluation surplus) to HK$44,698,771. (2001: HK$8,022,000)

OTHER BUSINESSES

Discontinuation of Other Businesses

Upon the completion of the Assets Disposal on 31 March 2003, the Group disposed all of its interests in the non-core businesses of brewery, tannery, malting and tours/travel. Such businesses of the Group have been discontinued on the same date.

Brewery

The beer market in South China continued to be very competitive. Following the establishment of a new marketing team, the implementation of new marketing plans and better business opportunities arising from the 2002 FIFA World Cup, sales volume of Guangdong Brewery Holdings Limited ("Guangdong Brewery") increased substantially, by 39.13% to 224,000 tonnes in 2002 (2001: 161,000 tonnes). However, fierce competition led to price cuts and as a result total sales in value only increased by 9.03% to HK$593,052,000 (2001: HK$543,922,000).

Effective cost controls, open tender systems, result-oriented incentive schemes and debt-free financial position, all contributed to an improvement in margin, and as a result attributable profit to the Group amounting to HK$58,810,000, a 137.21% increase over the previous year.

Management Discussion and Analysis (continued)

OTHER BUSINESSES (continued)

Tannery

The attributable loss to the Group of Guangdong Tannery Limited ("GD Tannery") narrowed to HK$53,297,000 (2001: HK$67,805,000). Provisions for inventories and doubtful debts, respectively, of HK$11,057,000 and HK$28,531,000 were recorded.

Sales for the year decreased by 31% compared with 2001 while the gross margin dropped from 10.58% in 2001 to 2.93% in 2002.

Malting

The Group's malting business during the year achieved an increase in production to 188,000 tonnes (2001: 183,000 tonnes) and 140,000 tonnes (2001: 135,000 tonnes), respectively, at its Guangzhou plant and Ningbo plant. The respective revenue for Guangzhou plant and Ningbo plant amounted to HK$425,046,000 (2001: HK$439,465,000) and HK$338,280,000 (2001: HK$301,199,000).

In aggregate, turnover for the malting plants increased by 3.1% to HK$763,326,000 (2001: HK$740,664,000). This increase came despite continuous fierce market competition which led to a drop in average unit selling prices.

Tours/Travel

Although the business suffered greatly from a sharp price reduction in "Hong Kong Tour", effective cost control measures and interest savings helped the Group to mitigate its losses, attributable loss to the Group amounted to HK$58,569,000 (2001: a profit of HK$20,619,000).

LIQUIDITY, GEARING AND FINANCIAL RESOURCES

As at 31 December 2002, cash and bank balances of the Group increased by HK$183 million to HK$1,788 million (2001: HK$1,605 million), balances of which are mostly denominated in Hong Kong dollars (HK$534 million) and Renminbi (HK$1,118 million). The Group also had financial borrowings amounting to HK$18,325 million (2001: HK$19,390 million). Of the Group's total financial borrowings, HK$1,016 million was repayable within one year while the remaining balances of HK$4,812 million and HK$12,497 million are repayable before or in 2007, and after 2007, respectively.

As at 31 December 2002, the Group's total available credit facilities amounted to HK$21,263 million, of which HK$18,370 million have been utilised (2001: HK$21,033 million and HK$19,390 million, respectively). The unutilised banking facilities amounted to HK$2,893 million (2001: HK$1,643 million).

Management Discussion and Analysis (continued)

LIQUIDITY, GEARING AND FINANCIAL RESOURCES (continued)

The gearing for the Group at the balance sheet date was 2.02 times, while last year's was 2.22 times. The improvement mostly reflected the reduction in the level of the Group's financial borrowings due to early prepayments in 2002, together with an increase in net asset value of the Group.

The existing cash resources and available credit facilities of the Group, together with steady cash flows generated from its operations, are sufficient to meet its payment obligations and business requirements.

PLEDGE OF ASSETS

At 31 December 2002, certain of the Group's fixed assets, investment properties and bank deposits, with a total net book value of HK$725,157,000 (2001: HK$1,560,761,000) were pledged to secure general banking facilities granted to the Group.

In addition to the above, a property under development in Mainland China held under a long term lease with a carrying amount of HK$64,000,000 as at 31 December 2002 was held by the court in Mainland China as security for the Group's legal proceeding against the recovery from a debtor of the Group.

CAPITAL EXPENDITURE

The Group's total capital expenditure for fixed assets was HK$109 million in 2002, a decrease of HK$26 million from HK$135 million in 2001. The Group's 2002 capital expenditure related principally to the upgrading of certain facilities of the Water Project and the additions of plant and machinery for the power plant.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE AND INTEREST RATES AND RELATED HEDGES

Currency Hedges

As at 31 December 2002, total foreign currency borrowings amounted to HK$3,330 million, of which HK$1,923 million were United States dollars, HK$16 million were Euros and HK$1,391 million were Renminbi (2001: HK$7,522 million, of which HK$6,550 million were United States dollars, HK$21 million were Euros and HK$951 million were Renminbi).

As at 31 December 2001, certain of the Group's foreign currency borrowings which were denominated in United States dollars and Euros were hedged by currency swap agreements. Such borrowings were no longer hedged by any currency swap agreements at the balance sheet date because all of them are scheduled to be fully repaid in May 2003.

Management Discussion and Analysis (continued)

EXPOSURE TO FLUCTUATIONS IN EXCHANGE AND INTEREST RATES AND RELATED HEDGES *(continued)*

Interest Rate Hedges

As at 31 December 2002, the Group's total floating rate borrowings amounted to HK$17,012 million (2001: HK$5,740 million), of which HK$3,500 million (2001: Nil) were hedged by a fixed rate swap agreement. Subsequent to the balance sheet date, an additional HK$2,500 million of floating rate debts were hedged by additional swap agreements.

CONTINGENT LIABILITIES

(a) In March 2001, Yue Sheng Finance Limited ("Yue Sheng"), a wholly owned subsidiary of the Company, commenced legal proceeding in Mainland China to recover two outstanding loans aggregating of HK$40,000,000 together with interest thereon from the two Chinese parties who were the guarantors of those loans. The hearing of the case has already taken place but the PRC Court has not yet delivered judgment.

After trying without success to dispute the jurisdiction of the PRC Court in the aforesaid proceedings, the two guarantors and the borrower of those two loans commenced legal proceedings in Hong Kong against Yue Sheng and a former subsidiary of the Group in July 2001 seeking, inter alia, a declaration that the plaintiffs were under no legal obligation to repay the two loans and compensation. The case is still in progress.

As a result of the mediation of the PRC Court, the parties to the PRC proceedings have agreed upon a settlement. As part of the settlement, the parties are to seek to bring the Hong Kong proceedings to an end. The PRC Court will also formalise the settlement once agreement has been reached among the parties to the Hong Kong proceedings for the final disposal of that case. The negotiation regarding the Hong Kong proceedings is still in progress.

Based on legal advice, the Directors are of the view that the claim brought against Yue Sheng is without merit and no provision for the claims of the guarantors and the borrower was considered necessary as at 31 December 2002.

Management Discussion and Analysis (continued)

CONTINGENT LIABILITIES (continued)

(b) In 2002, legal proceedings were brought against Guangdong (H.K.) Tours Company Limited ("GD Tours"), a wholly-owned subsidiary of the Company, claiming for damages in respect of traffic accidents in Mainland China involving members of a tour group organized by GD Tours. The proceedings are still in progress and the case has now been set down for trial on the issue of liability during the period from 24 November 2003 to 5 December 2003.

During the year and subsequent to the balance sheet date, GD Tours received certain claims in respect of another traffic accident in Mainland China involving members of a tour group organized by GD Tours. However, up to the date of this report, no legal proceedings have been commenced in respect of those claims.

Based on legal advice, the Directors are of the opinion that it is premature to estimate the outcome and hence, no provision has been made in the financial statements on account of the claims.

In any event, according to legal advice, GD Tours is not at fault. It has therefore already denied liability and will continue to vigorously contest all such claims.

(c) In September 2002, GD Tannery submitted a claim to China International Economic and Trade Arbitration Commission (the "Arbitration Commission") in Shenzhen, Mainland China against a PRC joint venture partner of a subsidiary of GD Tannery at Qingdao seeking, inter alia, termination of the joint venture agreement and compensation of losses and damages of approximately RMB24,000,000. However, the PRC joint venture partner also applied to the Arbitration Commission in Beijing against GD Tannery claiming for loss of fixed return under the joint venture agreement in question and damages in an aggregate of RMB15,000,000. The two arbitration proceedings are still in progress as at the date of this report.

In the opinion of the directors of GD Tannery, based on legal advice, it is premature to conclude the likely outcome of the two arbitration proceedings, accordingly, no provision has been made in the financial statements as at 31 December 2002.

Management Discussion and Analysis (continued)

CONTINGENT LIABILITIES *(continued)*

(d) Following the change in senior management of GD Tannery in June 2002, it was discovered that certain former executives (the "Former Executives") of Nanhai Tannery & Leather Products Co. Ltd. ("Nanhai Tannery") (one of whom was also a former director of GD Tannery) had been involved in certain irregularities. Nanhai Tannery is a wholly owned subsidiary of GD Tannery established in Nanhai, Mainland China.

Upon discovery of the irregularities, an internal audit team of the Company and its immediate holding company, working with the new management of GD Tannery, conducted a preliminary investigation of the irregularities. The investigation revealed that the Former Executives apparently operated a business in parallel to the operations of Nanhai Tannery (the "Parallel Operation") for their own personal gain.

The incident was reported by GD Tannery to the relevant PRC authorities who have detained the Former Executives and seized documents related to the Parallel Operation for investigation. GD Tannery also instructed its auditors and the PRC lawyers to carry out special investigations with a view to ascertaining the effects of the Parallel Operation on the business of Nanhai Tannery and to advise the management of GD Tannery on possible recourse against the Former Executives.

Based on the findings of the special investigations and having regard to the professional advice received, the directors of GD Tannery are of the opinion that the Parallel Operation should not be incorporated in the financial statements of GD Tannery (and hence, the Group) and that the Parallel Operation appears to have involved various irregularities in its transactions under the applicable PRC law and regulations.

As the investigation of the PRC authorities are still ongoing, it is not possible to ascertain with any degree of reasonable certainty the consequential actions that may be taken by the PRC authorities for the aforesaid irregularities and the existence or otherwise of any penalties and claims. As of the date of this report, no action has been taken against the GD Tannery Group and there have been no indications that any adverse actions against it are pending. Accordingly, based on currently available information, no provision has been made in the financial statements for such contingencies

GD Tours and GD Tannery are among the non-core businesses sold to GDH Limited after the balance sheet date which sale has since been completed.

Management Discussion and Analysis (continued)

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2002, the Group had a total of 6,580 employees. Among the employees, 5,994 were employed by subsidiaries in Mainland China and 586 were employed by the head office and subsidiaries in Hong Kong. Out of the total number, 1,015 were managerial employees of the head office and its subsidiaries. The Group recruits and promotes individuals based on merit and their development potential for the positions offered. Performance of staff is reviewed at least annually and employees' compensation is performance driven. The Group's remuneration and benefits policies are based on the business performance of the relevant employee's company. Year-end bonuses will be granted to those employees with outstanding performance. People are the Company's key assets and key to success. The Group encourages employees to participate in external training programmes to develop themselves on a continuous basis. For existing employees' career development, the Group provides opportunities through on-job training by regular job rotation, so as to improve staff quality to meet future challenges and gain a competitive edge. The Group advocates a corporate culture which seeks to excel in terms of financial performance and economic benefit and to effectively deploy its human resources strictly on merit. It also aims to continuously streamline its organisational structure to result in further cost reductions. The Group manages and develops its staff through an effective performance appraisal system with an incentive/penalty scheme to enhance staff motivation in order to achieve corporate goals.

The Group adopted a new share option scheme in May 2002. The purpose of the new share option scheme is to provide incentives to participants to contribute to the success of the Group and to enable it to recruit and retain good quality employees for the long term.

Management Discussion and Analysis (continued)

SIGNIFICANT TRANSACTIONS

The Group has continued to aggressively pursue its business and asset restructurings. Significant transactions during the year include the following:

Group's Restructured Bank Debts

(i) *Bank debts under the Company's group restructuring agreements signed in December 2000 ("restructured bank debts").*

As at the balance sheet date, the then outstanding "restructured bank debts" of the Company and certain "standalone" companies, in aggregate, amounted to HK$2.24 billion (2001: HK$3.79 billion). These debts had been successfully reduced by HK$1.55 billion in 2002, which on an accumulated basis, represented 67% of the original "restructured bank debts". In relation to such "restructured bank debts", interest expense dropped by approximately HK$85,000,000 (2001: approximately HK$132,000,000) due to the lower United States and Hong Kong interest rates during the year. Additional interest savings of approximately HK$127,000,000 (2001: approximately HK$58,000,000) resulted from the repayment or refinancing of those "restructured bank debts".

In 2002, the Company further reduced its own "restructured bank debts" by HK$1.18 billion (2001: HK$1.3 billion). Its outstanding amount as at the balance sheet date amounted to HK$2.04 billion and all of the repayments scheduled to be made by June 2005 were completed by December 2002.

Most of the "standalone" companies under their own debt restructuring scheme also made early repayments in the year 2002. In total these companies repaid during the year HK$369 million of their "restructured bank debts" of which HK$345 million was well ahead of the scheduled repayments. As at 31 December 2002, the "restructured bank debts" owed by such "standalone" companies were reduced to HK$203 million.

Following the completion of the Assets Disposal on 31 March 2003, the entire cash proceeds received, approximately HK$1.03 billion, will be applied towards the repayment of the Company's outstanding "restructured bank debts". The "restructured bank debts" of the Company and the "standalone" companies are expected to be fully repaid in 2003.

Management Discussion and Analysis (continued)

SIGNIFICANT TRANSACTIONS (continued)

(ii) *Debts under the GH Holdings Group*

As part of the acquisition of the Water Project in December 2000, substantial debts (including but not limited to Tranche A and B Credits and Tranche C Notes) amounting in aggregate to approximately HK$14.8 billion, were brought into the Group. Improved performance of the water supply business and successful cost savings exercises enabled the GH Holdings Group to further reduce in the year 2002 the Tranche A Credits by HK$507 million (2001: HK$359 million). These prepayments were well ahead of the Tranche A's scheduled repayments due in 2002 of HK$136 million, and led to interest savings for the year of HK$27 million (2001: HK$9.7 million).

The Group successfully arranged on 20 December 2002 (the "Refinancing Date") a refinancing of a substantial portion of the debts associated with the Water Project. The new facilities enabled the GH Holdings Group to refinance at lower costs, amongst other things, all of the Tranche A Credits, all of the Tranche C Notes and 75.88% of the Tranche B Credits (a further 1.5% of the Tranche B Credits were redeemed at par subsequent to the balance sheet date). This refinancing is expected to help the Group to substantially reduce its future financing costs. Interest costs were reduced by approximately HK$13 million for the 11-day period from the Refinancing Date to the balance sheet date.

Directors' and Senior Executives' Profile

DIRECTORS

WU Jiesi, aged 51, was appointed a director of the Company in March 2000 and had acted as Chairman of the Company since March 2000 till March 2001 when he was appointed Honorary President of the Company. He is also Chairman of 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang Investment") and GDH Limited ("GDH"). He holds a Doctorate degree in Economics. He conducted post-doctorate research work in theoretical economics at the Nankai University in the People's Republic of China and was conferred the professorship qualification by the University in 2001. He was with the Industrial and Commercial Bank of China (the "Bank") from 1984 to 1995 and was the President of Shenzhen Branch of the Bank prior to his appointment as Deputy Mayor of the Shenzhen Municipal Government. As the Deputy Mayor between 1995 and 1998, he was responsible for finance, taxation, public revenue, securities, banking and education. He was appointed Assistant to the Governor of Guangdong Province from 1998 to February 2000 and assisted the Governor in the handling of the GITIC bankruptcy, the restructuring of the Guangdong Enterprises (Holdings) Limited ("GDE") and other financial incidents.

LI Wenyue, aged 52, was appointed a director of the Company in March 2000 and had acted as Managing Director of the Company since March 2000 till he was appointed Chairman of the Company in March 2001. He is also Director and General Manager of both Yue Gang Investment and GDH. Before joining the Company, Mr. LI was with Guangdong Power Group in a number of positions including Director and Deputy General Manager from 1977 to 1994. From 1994 to 2000, he acted as Deputy Secretary-General of the Guangdong Provincial Government, mainly assisting the Governor regarding the administration of transport, industry, energy, communications, labour and, subsequently, the restructuring of GDE. He has a Master's degree in Engineering.

ZHANG Hui, aged 44, was appointed a director of the Company in October 2002 and was subsequently appointed Managing Director of the Company in December 2002. Mr. ZHANG is also a Director of 廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Limited) and Chairman of Guangdong (International) Hotel Management Limited. Mr. ZHANG graduated from Qinghua University and holds a Master's degree in Business Administration from International East-west University USA. He joined Guangdong Province Dongshen Water Supply Management Bureau (the "Dongshen Water Bureau") and worked in a number of positions including Section Chief and Vice President from July 1996 to September 2000. He joined the Company in July 2002.

CHAN Cho Chak, John, GBS, JP, aged 60, was appointed an independent non-executive director of the Company in June 1998. Mr. CHAN has been Managing Director of The Kowloon Motor Bus Company (1933) Limited ("KMB") since 1 November 1993. KMB is one of the largest privately owned and operated bus companies in the world.

Directors' and Senior Executives' Profile (continued)

DIRECTORS (continued)

Mr. CHAN is also the Managing Director of The Kowloon Motor Bus Holdings Limited, the Chairman of RoadShow Holdings Limited and an independent non-executive director of Hang Seng Bank Limited. He is the Deputy Chairman of the Hong Kong Jockey Club, Council Chairman of the Hong Kong University of Science and Technology, Board Member of the Community Chest and Vice Chairman of its Executive Committee.

Mr. CHAN was educated in Hong Kong and graduated from the University of Hong Kong in 1964 with an Honours Degree in English Literature. He later obtained a Diploma in Management Studies from the same University following the completion of evening studies. He was awarded the degree of Doctor of Business Administration (honoris causa) by the International Management Centres in October 1997.

Prior to joining KMB, Mr. CHAN served in the Hong Kong Government for two periods: from 1964 to 1978 and from 1980 to 1993. Initially appointed as an Executive Officer Class II, he rose through the ranks of the civil service to become one of the Cabinet-level Policy Secretaries of the Government. Among the key posts he held over the years were those of Private Secretary to the Governor, Deputy Secretary (General Duties), Director of Information Services, Deputy Chief Secretary, Secretary for Trade and Industry and Secretary for Education and Manpower. He also served as a Member of the Executive Council from October 1992 to May 1993.

In the middle of his civil service career, Mr. CHAN left the Government temporarily and joined Sun Hung Kai Finance Company Limited as Executive Director and General Manager from 1978 and 1980.

Mr. CHAN was appointed as a Justice of the Peace (JP) in 1994 and was awarded the Gold Bauhinia Star (GBS) in 1999.

Dr. The Honourable LI Kwok Po, David, GBS, JP, aged 64, was appointed an independent non-executive director of the Company in June 1998. Dr. LI is Chairman and Chief Executive of The Bank of East Asia, Limited which was established in Hong Kong in 1918. He is also Chairman of the Chinese Banks' Association, Limited, a Member of the Exchange Fund Advisory Committee, Banking Advisory Committee and the Committee of Hong Kong Association of Banks and a director of Mandatory Provident Fund Schemes Authority.

Dr. LI is a member of the Legislative Council of Hong Kong. He was a member of the Preparatory Committee for the Hong Kong Special Administrative Region, a Hong Kong Affairs Adviser to The People's Republic of China, and Vice-Chairman of the Basic Law Drafting Committee.

Dr. LI is Chairman of the Council and Executive Committee of the Hong Kong Management Association, Chairman of the Executive Committee of St. James' Settlement, Patron of The Oxford and Cambridge Society of Hong Kong, Vice Patron of The Community Chest, a Fellow of the McKinsey Global Institute, and a member of the board of directors of the Pacific Bankers Management Institute.

Directors' and Senior Executives' Profile (continued)

DIRECTORS (continued)

Dr. LI serves on the international advisory boards of DaimlerChrysler AG and Lafarge, the Federal Reserve Bank of New York International Advisory Committee.

He is also a director of Dow Jones & Company, Sime Darby Berhad, Campbell Soup Company, COSCO Pacific Limited, The Hong Kong and China Gas Company Limited, The Hong Kong Mortgage Corporation Limited, PCCW Limited, The Hongkong and Shanghai Hotels, Limited, Munichre Service Limited (Chairman), San Miguel Brewery Hong Kong Limited and SCMP Group Ltd..

Dr. LI attended the University of Cambridge, and has the degree of Master of Arts in Economics and Law and an Honorary Degree of Doctor of Laws conferred by the University in June 1993. The University of Warwick conferred the Honorary Degree of Doctor of Laws on Dr. LI in July 1994. In March 1996, the University of Hong Kong conferred on Dr. LI the Honorary Degree of Doctor of Laws, and in November 1996, Lingnan College conferred on Dr. LI the Honorary Degree of Doctor of Social Sciences.

He is a Fellow of each of The Chartered Institute of Bankers, the Institute of Chartered Accountants in England and Wales, the Australian Society of Certified Practising Accountants, and the British Computer Society.

CHENG Mo Chi, Moses, JP, aged 53, was appointed an independent non-executive director of the Company in November 1999.

Mr. CHENG is also an independent non-executive director of Guangdong Brewery Holdings Limited ("GD Brewery"), subsidiary of the Company, since 1997. GD Brewery is listed on the Hong Kong Stock Exchange. Mr. CHENG is a senior partner of Messrs. P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong. Mr. CHENG was a member of the Legislative Council of Hong Kong between 1991 and 1995. He is currently the Chairman of the Hong Kong Institute of Directors and the Committee on the Promotion of Civic Education. He also serves on the boards of many other listed companies as independent non-executive director.

FUNG, Daniel R., QC, SC, aged 49, was appointed an independent non-executive director of the Company in January 2000.

Mr. FUNG is Senior Counsel of the Hong Kong Bar specialising in commercial, corporate, constitutional and administrative law and litigation. Called to the English Bar in Middle Temple in 1975 and to the Hong Kong Bar in 1977, Mr. FUNG has been in continuous practice for over two decades, achieving in 1990 appointment as Queen's Counsel.

Directors' and Senior Executives' Profile (continued)

DIRECTORS (continued)

In 1994, Mr. FUNG became the first person of Chinese extraction to serve as Solicitor General of Hong Kong, a position he occupied for four years, becoming in 1997 the first Solicitor General of the Hong Kong Special Administrative Region of the People's Republic of China.

In 1998, Mr. FUNG left public office to take up successive appointments as Visiting Scholar at Harvard Law School and Senior Visiting Fellow at Yale Law School, prior to becoming in mid-1999 the founding President of the China Law Council, non-profit organization dedicated to legal and judicial education in the PRC.

Mr. FUNG served on respectively the Basic Law Consultative Committee (1985–90) and the Central Policy Unit of the Hong Kong Government (1993–4) and was Distinguished Fulbright Scholar for Hong Kong in the Year 2000. Additionally, Mr. FUNG currently serves as Chairman of the Broadcasting Authority, Non-executive Director of the Hong Kong Securities and Futures Commission, Board Member of the Hong Kong Airport Authority, Director of the Aviation Security Company Ltd., President of the International Law Association Hong Kong Branch, Director of the Salzburg Seminar, Member of the World Bank International Advisory Council on Law and Justice, International Consultant to the UNDP on Corporate Governance in the PRC, Special Advisor to the UNDP on the Rule of Law Development Program in Cambodia and in Laos, and Advisory Committee Member of the American Bar Association/United Nations Development Program Legal Resource Unit.

Mr. FUNG is a Hong Kong Delegate to the Chinese People's Political Consultative Conference.

YE Xuquan, aged 47, was appointed a director of the Company in May 2000. Mr. YE graduated from the Department of Chinese Language and Literature and the Institute of Economy Research, South China Normal University and obtained a Master's degree of Economics from South China Normal University. Mr. YE joined the Dongshen Water Bureau in 1978 and has 23 years' experience in the management and operation of water supply. Mr. YE was a section chief of the Dongshen Water Bureau in 1984, promoted as Vice Director in 1987, acted as Deputy Director in 1995 and acted as Director from 1997 to 2000. He was Chairman of Guangnan (Holdings) Limited from November 2000 to January 2002. He is Director and Deputy General Manager of both Yue Gang Investment and GDH, Chairman of 廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Company Limited) and Chairman of GD Brewery. He is also Vice President of both Entrepreneur Association for Water Consultative Conference and Shenzhen Chinese and Foreign Entrepreneur Association.

Directors' and Senior Executives' Profile (continued)

DIRECTORS (continued)

LI Wai Keung, aged 46, was appointed a director of the Company in May 2000. Mr. LI graduated from Hong Kong Polytechnic. Mr. LI holds a Master's degree in Business Administration from the University of East Asia. He is a Fellow member of The Association of Chartered Certified Accountants and Hong Kong Society of Accountants. Mr. LI has held a number of positions with companies including Sino Land Company Limited and Henderson Land Development Company Limited. Since August 2000, Mr. LI has been appointed as Director and Financial Controller of GDH. He is also a Director of GD Brewery.

ZHANG Yaping, aged 50, was appointed a director of the Company in March 2001 and had acted as Managing Director of the Company from March 2001 to December 2002. He was appointed Chairman of 深圳市東深投資控股有限公司 (Shenzhen Dongshen Investment Holding Co. Ltd.) in July 2002. He was appointed a director of GDH in September 2000. He was also appointed a director of GD Brewery in Aug 2000. Mr. ZHANG completed the Professional Finance Program in Jilin College of Finance and Trading and the Senior Management Program in the Economic Management College of Tianjin Nankai University. He has more than 20 years working experience in the banking and securities industries. Between 1990 and 1997, he had worked in the Bank of China Group. Prior to joining the Company, he was Deputy Commissioner in the Shenzhen Regulatory Commissioner's Office of the China Securities Regulatory Commission. He is a Senior Economist in the PRC.

ZHAI Zhiming, aged 54, was appointed a director of the Company in January 2002. Mr. ZHAI graduated from Xian Foreign Language University in 1976. After his graduation, Mr. ZHAI worked with China Tianjin International Economic and Technical Cooperative Co., and the Tianjin Bureau for Economic Relations with Foreign Countries ("TBER") until 1992 in a number of positions including Section Chief, Deputy General Manager and Vice Director of TBER. He undertook further study abroad from 1993 to 1995 and obtained his Master's degree in Business Administration from the Business School of Emory University, U.S.A.. From 1996 to 1999, he worked with IVY International LLC in U.S.A. as General Manager. Mr. ZHAI worked with the Guangdong Provincial Government in 2000. Since 2001, Mr. ZHAI has been working for and is a Director of GDH.

Directors' and Senior Executives' Profile (continued)

DIRECTORS (continued)

WANG Man Kwan, Paul, aged 46, was appointed a director of the Company in May 2000. Mr. WANG graduated from Hong Kong Polytechnic. Mr. WANG is a Certified Public Accountant in Hong Kong, a Fellow member of The Association of Chartered Certified Accountants and Hong Kong Society of Accountants. He is also an Associate member of Certified General Accountants of Canada, The Institute of Chartered Secretaries and Administrators, The Hong Kong Institute of Company Secretaries and The Taxation Institute of Hong Kong. Mr. WANG's previous experience includes working for three years in the Hong Kong Inland Revenue Department, five years in Jardine Matheson (Company Secretary's Department and JMS Finance), three years in a "Big Five" accounting firm (in Hong Kong and Toronto) and as a Director and Chief Operating Officer of a South East Asian Group in charge of operations in China, the Philippines, Indonesia, Singapore, Dubai and Germany. Prior to joining the Company, Mr. WANG had his own practice in Hong Kong specialising in corporate restructuring and corporate financial services. He is the Chief Financial Officer of the Company and is responsible for all financial and treasury matters of the Company and its subsidiaries. He is also a Director of 廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Company Limited), Director of Guangdong Tannery Limited ("GD Tannery") and GD Brewery.

GU Shunan, aged 58, was appointed a director of the Company in May 2000. Mr. GU graduated from the Education Department of South China Normal University. Mr. GU has approximately 30 years' experience in personnel management. He was the deputy section chief of the Ministry of Organisation of the Guangdong Provincial Party Committee, responsible for the appraisal, job relocation and personnel management of local government officials. Mr. GU is the General Manager of the Personnel Department of GDH and responsible for human resources management.

WANG Xiaofeng, aged 46, was appointed a director of the Company in January 2002. Ms. WANG graduated from Guangzhou Non-Ferrous Metals Industry School, the Department of Computer Science in South China Normal University and completed a graduate study in Economics. Ms. WANG who had worked with the Guangdong Metallurgy and Industry Office as the Deputy Section Chief and was responsible for the technological work related to the production of iron and steel. She was then transferred to the General Office of the People's Government of Guangdong Province and worked in a number of positions including Vice Director and Research & Investigator. She was mainly responsible for the secretarial and co-ordination work in relation to different sectors namely transport, industry, agriculture and price. Ms. WANG is the General Manager of the Administration Department of GDH.

Directors' and Senior Executives' Profile (continued)

DIRECTORS (continued)

YU Lai, aged 48, was appointed a director of the Company in February 2003. He was appointed Chairman of 廣東天貿(集團)股份有限公司 (Guang Dong Teem (Holdings) Ltd.) ("GD Teem"), a subsidiary of the Company, in December 2002. Mr. YU obtained his Master's degree in Economics from School of Management, Zhongshan (Sun Yat-Sen) University in Guangzhou in 1990 and obtained Doctorate degree in Management from the same University in 2001. From 1990 to 1993, he worked with Shenzhen Municipal Development Planning Commission; from 1993 to 1995 with Shenzhen Municipal Labour Bureau as Deputy Director and from 1995 to 1996 with Shenzhen Municipal Public Affairs and Communication Office as Deputy Director. From 1996 to 2001, he worked with Shenzhen Special Economic Zone Development (Group) Company in a number of positions within the group, namely Assistant to the President and Vice President of Shenzhen Special Economic Zone Development (Group) Company; Vice Chairman and General Manager of Shenzhen Tellus Holding Co., Ltd.; Chairman of Xin Hua Cheng & Co., Ltd., Shenzhen SEZ. Prior to joining the Company, he was Director and the President of Shenzhen Building Materials Group Co., Ltd.

SENIOR EXECUTIVES

During the year, Messrs. WU Jiesi, LI Wenyue, ZHANG Hui, YE Xuquan, ZHANG Yaping, WANG Man Kwan, Paul, CHEN Guoru, OU Zhushuo, TANG Zhen, JIANG Guoqiang, CHEN Qi Sen and LIN Shaoqing and Mrs. HO LAM Lai Ping, Theresa were members of the Company's senior executives.

CHEN Guoru, aged 57, is currently a deputy general manager of the Company and also Director and General Manager of Guangdong Yue Gang Water Supply Company Limited. Mr. CHEN graduated from South China Normal University in 1985. He joined the Dongshen Water Bureau in December 1988 and has then acted as Chairman of the Trade Union, Vice General Secretary and Vice President of the Dongshen Water Bureau. Mr. CHEN joined the Company in April 2001.

OU Zhushuo, aged 56, is currently a deputy general manager of the Company and was a director of the Company from September 1995 to May 2000. After graduating from Jinan University in the PRC in 1969, he worked for the Personnel and Education Office (the "Office") of the Department of Machine Building Industry of Guangdong Province and promoted to the Vice Director of the Office in 1983. From 1988 to 1992, he worked as the Deputy General Manager of Guangdong Lingnan Import and Export Corporation. Thereafter, he acted as the Director of the Office until he joined the Company in 1995.

Directors' and Senior Executives' Profile (continued)

SENIOR EXECUTIVES (continued)

TANG Zhen, aged 50, is currently a deputy general manager of the Company and was a director of the Company from September 1992 to May 2000. Mr. TANG graduated from Jinan University in the PRC and subsequently obtained his Master's degree in Business Administration from the University of North Texas in the United States in 1991. In 1998, he graduated from the Advanced Management Program at the Harvard University Graduate School of Business Administration. Mr. TANG joined GDE in 1981 and was a Deputy General Manager of Guangdong Yuehai Import & Export Corporation from 1985 to 1988. Mr. TANG joined the Company in 1992.

JIANG Guoqiang, aged 50, is currently a deputy general manager of the Company. He has also been a Director of GD Brewery since March 2001. Mr. JIANG graduated from Shanghai Metallurgical Machinery School where he majored in metallurgical machinery. He is an engineer. From 1976 to 1988, Mr. JIANG worked for First Metallurgy Construction Company of the Ministry of Metallurgy. In 1988, he joined Zhongshan Zhongyue Tin-Plate Industrial Company Limited and Shanghai Industrial Co., Ltd. and became a Director and Deputy General Manager of both companies in 1991 and then acted as a Director and the General Manager of both companies from 1995 to March 2001. Mr. JIANG was a Deputy General Manager of the strategic development department of GDH from April 2000 to January 2001. He joined the Company in 2001.

CHEN Qi Sen, aged 59, is currently a deputy general manager of the Company. He has been a Director and the President of GD Teem since 1992. Mr. CHEN graduated from Guangdong Light Industry School in 1962, and had his further study at Hong Kong Chinese University for the period from September 1981 to March 1982. Prior to joining the Group, Mr. CHEN has worked at Guangdong Provincial Overseas Chinese Commodities Supplying Corp. as Deputy General Manager and General Manager and was appointed as the Deputy Director-General of Guangdong Provincial Commercial Bureau. In September 1989, having been assessed, he was awarded the technical title of Senior Economist.

LIN Shaoqing, aged 43, was a deputy general manager of the Company from December 2001 to February 2003. Mr. LIN was graduated from Guangzhou Chinese Traditional Medicine University in 1983. He joined the China (Shenzhen) Foreign Business Center in 1987 and was later transferred to Shenzhen Development (Group) Co., Ltd. in 1993. Mr. LIN has participated in the management of trading, property and tour businesses for a long time. In 1995, he obtained his Master Degree in Economics in the PRC. Mr. LIN joined the Company in August 2001.

HO LAM Lai Ping, Theresa, aged 47, has been the company secretary of the Company since December 1992 and had acted as a director of the Company from July 1996 to May 2000. She was appointed a Director of GD Tannery and GD Brewery in July 2000 and August 2000 respectively. She graduated from the Hong Kong Polytechnic and is an associate of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

Report of the Directors

The Directors herein present their report and the audited financial statements of Guangdong Investment Limited (the "Company") and its subsidiaries (together the "Group") for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding and operations on core businesses being water distribution, electric power generation, toll roads and bridges, property investment and development, and hotel operations and management, with particular emphasis on the first three of these. Details of the principal activities of the principal subsidiaries, a jointly controlled entity and principal associates are set out in notes 17, 18 and 19 to the financial statements respectively.

During the year, the Group disposed of its entire interests in certain assets and had been discontinuing or discontinued certain operations, details of which are set out in notes 5 and 6 to the financial statements.

RESULTS AND DIVIDENDS

The results of the Group for the year ended 31 December 2002 and the state of affairs of the Company and the Group as at that date are set out in the financial statements on pages 68 to 208.

The Board of Directors does not recommend the payment of any dividend with respect to the ordinary shares of HK$0.50 each of the Company (the "Ordinary Shares") for the year ended 31 December 2002 (2001: nil).

Pursuant to the Articles of Association of the Company, dividends on the Ordinary Shares may not be paid until the accumulated and current dividends on the $3\frac{1}{4}$% redeemable cumulative convertible preference shares of the Company (the "Preference Shares") have been paid in full.

As at 31 December 2002, the accumulated (but undeclared) fixed dividends on the Preference Shares, amounted to HK$92,236,000. Such accumulated dividends, in respect of the period starting from 7 October 1998, do not accrue interest.

Report of the Directors (continued)

SUMMARY OF FINANCIAL INFORMATION

A summary of the results and of the assets and liabilities of the Group for the last five financial years extracted from the audited financial statements and reclassified as appropriate, is set out below:

Results

	Year ended 31 December				
	2002	2001	2000	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER					
Continuing operations	**4,659,956**	4,956,992	2,576,377	3,057,940	3,584,206
Discontinuing/Discontinued operations	**2,077,069**	2,314,526	2,371,607	2,301,502	2,696,694
	6,737,025	7,271,518	4,947,984	5,359,442	6,280,900
PROFIT/(LOSS) FROM OPERATING ACTIVITIES AFTER FINANCE COSTS	**356,614**	592,694	(1,168,591)	(2,463,046)	(1,924,761)
Share of profit of a jointly-controlled entity	**62,320**	39,320	15,397	10,603	13,526
Share of profits less losses of associates	**111,208**	28,332	8,298	51,318	(19,402)
	530,142	660,346	(1,144,896)	(2,401,125)	(1,930,637)
PROFIT/(LOSS) BEFORE TAX					
Continuing operations	**452,862**	652,975	(662,255)	(2,269,201)	(2,094,987)
Discontinuing/Discontinued operations	**77,280**	7,371	(482,641)	(131,924)	164,350
	530,142	660,346	(1,144,896)	(2,401,125)	(1,930,637)
TAX					
Continuing operations	**(96,058)**	(119,108)	(107,630)	(45,859)	(56,309)
Discontinuing/Discontinued operations	**(17,234)**	(11,542)	(19,448)	(5,706)	(11,494)
	(113,292)	(130,650)	(127,078)	(51,565)	(67,803)
PROFIT/(LOSS) BEFORE MINORITY INTERESTS	**416,850**	529,696	(1,271,974)	(2,452,690)	(1,998,440)
Minority interests	**(135,742)**	(244,154)	(84,328)	75,337	(21,219)
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	**281,108**	285,542	(1,356,302)	(2,377,353)	(2,019,659)

Report of the Directors (continued)

SUMMARY OF FINANCIAL INFORMATION (continued)

Assets and Liabilities

	As at 31 December				
	2002	2001	2000	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
FIXED ASSETS	**9,860,868**	10,364,378	10,826,482	6,725,972	7,730,038
PROPERTIES UNDER DEVELOPMENT	**69,600**	173,147	406,956	537,568	783,756
INVESTMENT PROPERTIES	**2,289,280**	2,332,118	2,894,255	3,234,067	3,510,396
GOODWILL, NET	**(130,411)**	(104,209)	—	—	—
INTEREST IN A JOINTLY-CONTROLLED ENTITY	**1,019,064**	972,344	929,662	872,157	867,684
INTERESTS IN ASSOCIATES	**423,617**	641,163	604,003	592,155	568,119
CONTRACTUAL JOINT VENTURES	**135,345**	245,598	245,725	324,878	459,736
INTANGIBLE ASSETS	**13,628,236**	14,123,023	14,622,619	35,000	37,000
OTHER ASSETS	**4,950,567**	4,630,970	5,387,077	4,579,090	5,894,337
TOTAL ASSETS	**32,246,166**	33,378,532	35,916,779	16,900,887	19,851,066
BONDS	**(417,085)**	(650,179)	(1,313,906)	(1,244,404)	(1,180,880)
FLOATING RATE NOTES	**(245,282)**	(382,349)	(826,726)	(823,811)	(819,804)
OTHER LOANS AND LIABILITIES	**(19,625,306)**	(20,556,930)	(22,325,476)	(8,383,068)	(9,712,429)
DEFERRED TAX	**(2,285)**	(2,285)	(2,285)	(2,739)	(2,739)
TOTAL LIABILITIES	**(20,289,958)**	(21,591,743)	(24,468,393)	(10,454,022)	(11,715,852)
MINORITY INTERESTS	**(2,540,825)**	(2,669,292)	(2,931,253)	(1,923,991)	(1,982,012)
NET ASSETS	**9,415,383**	9,117,497	8,517,133	4,522,874	6,153,202

Report of the Directors (continued)

FIXED ASSETS AND INVESTMENT PROPERTIES

Details of movements in fixed assets and investment properties of the Company and the Group during the year are set out in notes 14 and 16 to the financial statements, respectively.

PROPERTIES UNDER DEVELOPMENT

Details of movements in properties under development of the Group during the year are set out in note 15 to the financial statements.

ORDINARY SHARE CAPITAL, PREFERENCE SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's ordinary share capital, preference share capital and share options during the year are set out in note 43 to the financial statements.

The Company has an obligation to issue a total of 264,000,000 Ordinary Shares to GDH Limited in accordance with an earnout agreement dated 22 December 2000 between the Company and GDH Limited (the "Earnout Agreement") upon the later of 21 December 2003 and the completion of the renovation project comprising the fourth expansion of the Dongshen Water Supply Project (the "Phase IV Renovation Project") which is expected to be completed in mid-2004. Details of the contingent issuance of Ordinary Shares are set out in note 45(b) to the financial statements.

SHARE PREMIUM ACCOUNTS AND RESERVES

Details of movements in the share premium accounts and reserves of the Company and the Group during the year are set out in note 45 to the financial statements.

DISTRIBUTABLE RESERVES

As at 31 December 2002, the Company did not have any reserves available for distribution as calculated in accordance with the provisions of Section 79B of the Companies Ordinance.

CHARITABLE CONTRIBUTIONS

During the year, the Group made charitable contributions totalling HK$483,963 (2001: HK$63,000).

Report of the Directors (continued)

SHARE OPTIONS OF THE COMPANY AND ASSOCIATED CORPORATIONS

Due to the adoption of SSAP 34 "Employee benefits" (as defined in note 3 to the financial statements) during the year, most of the detailed disclosure relating to the share option schemes of the Company and the associated corporations have been moved to note 44 to the financial statements.

In assessing the theoretical aggregate value of the share options granted during the year, the Black-Scholes option pricing model has been used.

Share options granted during the year ended 31 December 2002:

(I) Date of Grant : 07/05/2002
Vesting Period : 07/05/2002 – 07/11/2002
Exercise Period : 08/11/2002 – 07/11/2007
Exercise Price : HK$0.814

	Number of Options At 07/05/02	Options Value At 07/05/02 HK$	Number of Options At 31/12/02	Options Value At 31/12/02 HK$
		(Note (2))		(Note (3))
Grantee:				
WU Jiesi	9,000,000	3,780,000	9,000,000	3,870,000
LI Wenyue	9,000,000	3,780,000	9,000,000	3,870,000
CHAN Cho Chak, John	1,000,000	420,000	1,000,000	430,000
LI Kwok Po, David	1,000,000	420,000	1,000,000	430,000
CHENG Mo Chi, Moses	1,000,000	420,000	1,000,000	430,000
FUNG, Daniel R.	1,000,000	420,000	1,000,000	430,000
YE Xuquan	9,000,000	3,780,000	9,000,000	3,870,000
LI Wai Keung	1,500,000	630,000	1,500,000	645,000
ZHANG Yaping	9,000,000	3,780,000	9,000,000	3,870,000
ZHAI Zhiming	1,000,000	420,000	1,000,000	430,000
WANG Man Kwan, Paul	1,500,000	630,000	1,500,000	645,000
GU Shunan	1,000,000	420,000	1,000,000	430,000
WANG Xiaofeng	1,000,000	420,000	1,000,000	430,000
Aggregate total of employees	14,300,000	6,006,000	13,800,000	5,934,000
Total	60,300,000	25,326,000	59,800,000	25,714,000

Report of the Directors (continued)

SHARE OPTIONS OF THE COMPANY AND ASSOCIATED CORPORATIONS (continued)

Notes:

(1) The closing price of the shares of the Company immediately before the date on which the options were granted was HK$0.81.

(2) According to the Black-Scholes model[a], the total value of the options was estimated at HK$25,326,000 as at 7 May 2002 (when the options were granted) with the following variables and assumptions:

Risk Free Rate	:	4.82%, being the approximate yield of 5-year Exchange Fund Note traded on 07/05/2002
Expected Volatility	:	50.9%, being the annualized volatility of the closing price of the shares of the Company from 07/05/2001 – 07/05/2002
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	5.5 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period of 07/05/2001 – 07/05/2002.

(3) According to the Black-Scholes model[a], the total value of the options was estimated at HK$25,714,000 as at 31 December 2002 with the following variables and assumptions:

Risk Free Rate	:	3.21%, being the approximate yield of 5-year Exchange Fund Note traded on 31/12/2002
Expected Volatility	:	39.5%, being the annualized volatility of the closing price of the shares of the Company from 31/12/2001 – 31/12/2002
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	4.85 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period of 31/12/2001 – 31/12/2002.

(4) Options forfeited, if any, before expiry of the options will be treated as lapsed options which will be added back to the number of shares available to be issued under the relevant share option scheme.

[a] The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

Report of the Directors (continued)

SHARE OPTIONS OF THE COMPANY AND ASSOCIATED CORPORATIONS (continued)

(II) Date of Grant : 03/06/2002
Vesting Period : 03/06/2002 – 20/12/2002
Exercise Period : 21/12/2002 – 03/06/2007
Exercise Price : HK$0.816

	Number of Options At 03/06/02	Options Value At 03/06/02 HK$	Number of Options At 31/12/02	Options Value At 31/12/02 HK$
		(Note (2))		(Note (3))
Grantee:				
Consultant	31,393,939	11,929,697	31,393,939	13,185,454

Notes:

(1) The closing price of the shares of the Company immediately before the date on which the options were granted was HK$0.81.

(2) According to the Black-Scholes model[a], the total value of the options was estimated at HK$11,929,697 as at 3 June 2002 (when the options were granted) with the following variables and assumptions:

Risk Free Rate	:	4.80%, being the approximate yield of 5-year Exchange Fund Note traded on 03/06/2002
Expected Volatility	:	47.5%, being the annualized volatility of the closing price of the shares of the Company from 03/06/2001 – 03/06/2002
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	5 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period of 03/06/2001 – 03/06/2002.

Report of the Directors (continued)

SHARE OPTIONS OF THE COMPANY AND ASSOCIATED CORPORATIONS (continued)

(3) According to the Black-Scholes model[a], the total value of the options was estimated at HK$13,185,454 as at 31 December 2002 with the following variables and assumptions:

Risk Free Rate	:	3.21%, being the approximate yield of 5-year Exchange Fund Note traded on 31/12/2002
Expected Volatility	:	39.5%, being the annualized volatility of the closing price of the shares of the Company from 31/12/2001 – 31/12/2002
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	4.42 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period of 31/12/2001 – 31/12/2002.

(4) Options forfeited, if any, before expiry of the options will be treated as lapsed options which will be added back to the number of shares available to be issued under the relevant share option scheme.

[a] The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

Report of the Directors (continued)

SHARE OPTIONS OF THE COMPANY AND ASSOCIATED CORPORATIONS (continued)

(III) Date of Grant : 04/12/2002
Vesting Period : 04/12/2002 – 04/03/2003
Exercise Period : 05/03/2003 – 04/03/2008
Exercise Price : HK$0.96

	Number of Options At 04/12/02	Options Value At 04/12/02 HK$	Number of Options At 31/12/02	Options Value At 31/12/02 HK$
		(Note (2))		(Note (3))
Grantee:				
WU Jiesi	6,000,000	2,340,000	6,000,000	2,340,000
LI Wenyue	6,000,000	2,340,000	6,000,000	2,340,000
ZHANG Hui	5,000,000	1,950,000	5,000,000	1,950,000
CHAN Cho Chak, John	1,000,000	390,000	1,000,000	390,000
LI Kwok Po, David	1,000,000	390,000	1,000,000	390,000
CHENG Mo Chi, Moses	1,000,000	390,000	1,000,000	390,000
FUNG, Daniel R.	1,000,000	390,000	1,000,000	390,000
YE Xuquan	6,000,000	2,340,000	6,000,000	2,340,000
LI Wai Keung	1,500,000	585,000	1,500,000	585,000
ZHANG Yaping	6,000,000	2,340,000	6,000,000	2,340,000
ZHAI Zhiming	1,000,000	390,000	1,000,000	390,000
WANG Man Kwan, Paul	1,500,000	585,000	1,500,000	585,000
GU Shunan	1,000,000	390,000	1,000,000	390,000
WANG Xiaofeng	1,000,000	390,000	1,000,000	390,000
Aggregate total of employees	67,900,000	26,481,000	67,900,000	26,481,000
Total	106,900,000	41,691,000	106,900,000	41,691,000

Report of the Directors (continued)

SHARE OPTIONS OF THE COMPANY AND ASSOCIATED CORPORATIONS (continued)

Notes:

(1) The closing price of the shares of the Company immediately before the date on which the options were granted was HK$0.96.

(2) According to the Black-Scholes model[a], the total value of the options was estimated at HK$41,691,000 as at 4 December 2002 (when the options were granted) with the following variables and assumptions:

Risk Free Rate	:	3.59%, being the approximate yield of 5-year Exchange Fund Note traded on 04/12/2002
Expected Volatility	:	39.0%, being the annualized volatility of the closing price of the shares of the Company from 04/12/2001 – 04/12/2002
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	5.25 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period of 04/12/2001 – 04/12/2002.

(3) According to the Black-Scholes model[a], the total value of the options was estimated at HK$41,691,000 as at 31 December 2002 with the following variables and assumptions:

Risk Free Rate	:	3.21%, being the approximate yield of 5-year Exchange Fund Note traded on 31/12/2002
Expected Volatility	:	39.5%, being the annualized volatility of the closing price of the shares of the Company from 31/12/2001 – 31/12/2002
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	5.17 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares of the Company over the period of 31/12/2001 – 31/12/2002.

(4) Options forfeited, if any, before expiry of the options will be treated as lapsed options which will be added back to the number of shares available to be issued under the relevant share option scheme.

[a] The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

Details of the options of the Company held by the Directors of the Company are set out in the section headed "Directors' Interests in Securities" of this report.

Report of the Directors (continued)

ARRANGEMENT TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in the sections headed "Share Options of the Company and Associated Corporations" and "Directors' Interests in Securities" of this report, and in note 44 to the financial statements, at no time during the year was the Company, its holding companies or any of its subsidiaries or associated corporations, a party to any arrangements to enable the Directors of the Company or their spouse or children under 18 years of age to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

WU Jiesi (Honorary President)	
LI Wenyue (Chairman)	
ZHANG Hui (Managing Director)	(Appointed as Director effective 28 October 2002 and acted as Managing Director effective 5 December 2002)
ZHANG Yaping	(Ceased to act as Managing Director effective 5 December 2002 and remained as Director)
*CHAN Cho Chak, John	
*LI Kwok Po, David	
*CHENG Mo Chi, Moses	
*FUNG, Daniel Richard	
YE Xuquan	
WANG Man Kwan, Paul	
LI Wai Keung	
GU Shunan	
ZHAI Zhiming	(Appointed effective 18 January 2002)
WANG Xiaofeng	(Appointed effective 18 January 2002)
YU Lai	(Appointed effective 25 February 2003)
SU Qun	(Resigned effective 18 January 2002)
ZHONG Guangchao	(Retired effective 31 May 2002)

* Independent Non-Executive Director

Messrs. ZHANG Hui and YU Lai, who were appointed as Directors of the Company effective 28 October 2002 and 25 February 2003 respectively, in accordance with Article 73 of the Articles of Association of the Company, will hold office until the forthcoming annual general meeting and, being eligible, will offer themselves for re-election.

Report of the Directors (continued)

DIRECTORS (continued)

Messrs. WU Jiesi, CHENG Mo Chi, Moses, FUNG, Daniel R. and ZHANG Yaping will retire in accordance with Article 77 of the Articles of Association of the Company. Messrs. WU Jiesi, CHENG Mo Chi, Moses, FUNG, Daniel R. and ZHANG Yaping will offer themselves for re-election at the forthcoming annual general meeting.

Messrs. CHENG Mo Chi, Moses and FUNG, Daniel R., Independent Non-Executive Directors, and Mr. ZHANG Yaping, Non-Executive Director, agree to stand for re-election and if re-elected to hold office from the date of re-election, to the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2006 and (ii) 30 June 2006 subject to earlier determination in accordance with the Articles of Association of the Company and/or applicable laws and regulations.

Biographical details of the Directors of the Company as at the date of this report are set out on pages 33 to 39 of this annual report.

DIRECTORS' SERVICE CONTRACTS

No Director proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

None of the Directors had a material beneficial interest, whether directly or indirectly, in any significant contract to which the Company or any of its subsidiaries was a party during the year or as at 31 December 2002.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Messrs. WU Jiesi, LI Wenyue and YE Xuquan, Directors of the Company, are also directors of 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang Investment") and GDH Limited. Messrs. LI Wai Keung, ZHANG Yaping and ZHAI Zhiming, Directors of the Company, are also directors of GDH Limited. GDH Limited is a wholly-owned subsidiary of Yue Gang Investment. Yue Gang Investment and its subsidiaries other than the Group (the "Yue Gang Investment Group") have certain business interests which include property, hotels, infrastructure, brewing, water supply investment and money lending. There may be some overlapping between the scope of the aforementioned businesses of the Yue Gang Investment Group and that of the Group. However the Directors do not believe that there exist any direct or indirect competition in any material respect between the businesses of the Yue Gang Investment Group and those of the Group.

Report of the Directors (continued)

DIRECTORS' INTERESTS IN SECURITIES

As at 31 December 2002, the interests of the Directors and their associates in the equity or debt securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules") were as follows:

I. Interests in shares

(i) *The Company*

Name of Director	Type of interest	Number of Ordinary Shares held
GU Shunan	Personal	76,000

(ii) *Guangdong Brewery Holdings Limited*

Name of Director	Type of interest	Number of shares held
LI Wenyue	Family*	400,000

* held by spouse of LI Wenyue

(iii) *Guangnan (Holdings) Limited*

Name of Director	Type of interest	Number of shares held
LI Kwok Po, David	Personal	150,000

Report of the Directors (continued)

DIRECTORS' INTERESTS IN SECURITIES (continued)

II. Interests in options relating to Ordinary Shares

Name of Director	Number of options held as at 1 January 2002	Options granted during the year Date	Options granted during the year Number	Period during which option is exercisable	Total consideration paid for share options HK$	Price per Ordinary Share payable on exercise of options HK$	Number of options exercised during the year	Number of options held as at 31 December 2002
WU Jiesi	12,000,000	—	—	02.05.2002 – 01.05.2007	—	0.74	—	12,000,000
	—	07.05.2002	9,000,000	08.11.2002 – 07.11.2007	—	0.814	—	9,000,000
	—	04.12.2002	6,000,000	05.03.2003 – 04.03.2008	1	0.96	—	6,000,000
LI Wenyue	12,000,000	—	—	11.02.2002 – 10.02.2007	—	0.5312	—	12,000,000
	—	07.05.2002	9,000,000	08.11.2002 – 07.11.2007	—	0.814	—	9,000,000
	—	04.12.2002	6,000,000	05.03.2003 – 04.03.2008	1	0.96	—	6,000,000
ZHANG Hui	—	04.12.2002	5,000,000	05.03.2003 – 04.03.2008	1	0.96	—	5,000,000

Report of the Directors (continued)

DIRECTORS' INTERESTS IN SECURITIES (continued)

II. Interests in options relating to Ordinary Shares (continued)

Name of Director	Number of options held as at 1 January 2002	Options granted during the year Date	Options granted during the year Number	Period during which option is exercisable	Total consideration paid for share options HK$	Price per Ordinary Share payable on exercise of options HK$	Number of options exercised during the year	Number of options held as at 31 December 2002
CHAN Cho Chak, John	1,000,000	—	—	02.05.2002 – 01.05.2007	—	0.74	—	1,000,000
	—	07.05.2002	1,000,000	08.11.2002 – 07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003 – 04.03.2008	1	0.96	—	1,000,000
LI Kwok Po, David	1,000,000	—	—	02.05.2002 – 01.05.2007	—	0.74	—	1,000,000
	—	07.05.2002	1,000,000	08.11.2002 – 07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003 – 04.03.2008	1	0.96	—	1,000,000
CHENG Mo Chi, Moses	1,000,000	—	—	02.05.2002 – 01.05.2007	—	0.74	—	1,000,000
	—	07.05.2002	1,000,000	08.11.2002 – 07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003 – 04.03.2008	1	0.96	—	1,000,000

Report of the Directors (continued)

DIRECTORS' INTERESTS IN SECURITIES (continued)

II. Interests in options relating to Ordinary Shares (continued)

Name of Director	Number of options held as at 1 January 2002	Options granted during the year Date	Options granted during the year Number	Period during which option is exercisable	Total consideration paid for share options HK$	Price per Ordinary Share payable on exercise of options HK$	Number of options exercised during the year	Number of options held as at 31 December 2002
FUNG, Daniel R.	1,000,000	—	—	02.05.2002 – 01.05.2007	—	0.74	—	1,000,000
	—	07.05.2002	1,000,000	08.11.2002 – 07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003 – 04.03.2008	1	0.96	—	1,000,000
YE Xuquan	12,000,000	—	—	11.02.2002 – 10.02.2007	—	0.5312	—	12,000,000
	—	07.05.2002	9,000,000	08.11.2002 – 07.11.2007	—	0.814	—	9,000,000
	—	04.12.2002	6,000,000	05.03.2003 – 04.03.2008	1	0.96	—	6,000,000
LI Wai Keung	1,500,000	—	—	02.05.2002 – 01.05.2007	—	0.74	—	1,500,000
	—	07.05.2002	1,500,000	08.11.2002 – 07.11.2007	—	0.814	—	1,500,000
	—	04.12.2002	1,500,000	05.03.2003 – 04.03.2008	1	0.96	—	1,500,000
ZHANG Yaping	12,000,000	—	—	11.02.2002 – 10.02.2007	—	0.5312	—	12,000,000
	—	07.05.2002	9,000,000	08.11.2002 – 07.11.2007	—	0.814	—	9,000,000
	—	04.12.2002	6,000,000	05.03.2003 – 04.03.2008	1	0.96	—	6,000,000

Report of the Directors (continued)

DIRECTORS' INTERESTS IN SECURITIES (continued)

II. Interests in options relating to Ordinary Shares (continued)

Name of Director	Number of options held as at 1 January 2002	Options granted during the year Date	Options granted during the year Number	Period during which option is exercisable	Total consideration paid for share options HK$	Price per Ordinary Share payable on exercise of options HK$	Number of options exercised during the year	Number of options held as at 31 December 2002
ZHAI Zhiming	—	07.05.2002	1,000,000	08.11.2002 – 07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003 – 04.03.2008	1	0.96	—	1,000,000
WANG Man Kwan, Paul	1,500,000	—	—	11.02.2002 – 10.02.2007	—	0.5312	500,000	1,000,000
	—	07.05.2002	1,500,000	08.11.2002 – 07.11.2007	—	0.814	—	1,500,000
	—	04.12.2002	1,500,000	05.03.2003 – 04.03.2008	1	0.96	—	1,500,000
GU Shunan	1,000,000	—	—	02.05.2002 – 01.05.2007	—	0.74	—	1,000,000
	—	07.05.2002	1,000,000	08.11.2002 – 07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003 – 04.03.2008	1	0.96	—	1,000,000
WANG Xiaofeng	—	07.05.2002	1,000,000	08.11.2002 – 07.11.2007	—	0.814	—	1,000,000
	—	04.12.2002	1,000,000	05.03.2003 – 04.03.2008	1	0.96	—	1,000,000

Note: If the last day of the option period is not a business day in Hong Kong, the option period expires at 5:01 p.m. on the business day preceding that day (Hong Kong time).

Report of the Directors (continued)

DIRECTORS' INTERESTS IN SECURITIES (continued)

Save as disclosed above, as at 31 December 2002, none of the Directors or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which were required to be: (i) notified to the Company and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under Section 31 or Part I of the Schedule to, the SDI Ordinance); (ii) entered in the register kept by the Company pursuant to Section 29 of the SDI Ordinance; (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules.

Save as disclosed above, the Company or any of its associated corporations did not grant to any Director or chief executive of the Company, their spouse or children under 18 years of age of any such Director or chief executive any right to subscribe for equity or debt securities of the Company or any of its associated corporations, nor had there been any exercise of such right by such persons during the year under review.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the following interest of 10% or more of the issued ordinary share capital of the Company was recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name of shareholder	Number of Ordinary Shares held	Approximate percentage of shareholding
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited)	2,984,584,738	57.81%
GDH Limited	2,984,584,738	57.81%
Guangdong Trust Ltd.	578,762,146	11.21%

Notes:

1. The attributable interest which 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) has in the Company is held through its 100% direct interest in GDH Limited.

2. The interest in GDH Limited set out above includes attributable interest held through its wholly-owned subsidiary, Guangdong Trust Ltd..

Report of the Directors (continued)

SIGNIFICANT CONTRACTS WITH CONTROLLING SHAREHOLDER

The following contract of significance had been entered between the Company and a controlling shareholder of the Company during the year:

(i) The Board proposed on 7 August 2002 and 19 August 2002 to amend the terms of the Preference Shares in the capital of the Company with a par value of US$1.00 and a paid up value of US$1,000 as detailed in Article 5A of the Articles of Association of the Company. In particular, the Board proposed that the terms of the Preference Shares be amended such that:

(a) a put option was provided for, permitting a holder of a Preference Share, or Preference Shares (as the case may be), to require, if it so desires, GDH Limited to buy some or all of the Preference Shares (as the case may be), held by it at a price equal to 135% of its/their paid up value of US$1,000 during the period from and including 1 October 2002 to but excluding 31 October 2002 (the "Put Option");

(b) a call option was provided for, permitting GDH Limited to require all (but not some) of the holders of the Preference Shares to sell all (but not some) of the Preference Shares held by them to GDH Limited at a price equal to 135% of their paid up value of US$1,000 during the period from and including 17 September 2002 to but excluding 31 January 2003 (the "Call Option"); and

(c) a change in dividend was provided for whereby the dividend carried by the Preference Shares on their redemption amount is reduced from 9.60% per annum to 6.60% per annum for the year from 8 April 2003 to 7 April 2004.

The Put Option and the Call Option are approved by the holders of Preference Shares and Ordinary Shares on 16 September 2002. As at the same date, the Company had 85,949 Preference Shares with a paid up value of US$85,949,000 issued and outstanding. GDH Limited acquired all the Preference Shares under the Put Option and the Call Option, and became ultimately the only holder of the Preference Shares on 8 February 2003.

(ii) A loan agreement dated 27 December 2002 relating to an unsecured loan in the amount of HK$568,000,000 was entered into between GDH Limited and the Company, which bore interest at 1% above HIBOR per annum and was repayable within three years from the date of drawdown of the loan. A sum of HK$152,964,000 was repaid in January and February 2003 while the remaining balance was fully offset and repaid on 31 March 2003 upon the completion of the disposal of the Group's entire interests in certain assets, details of which are set out in note 6(a) to the financial statements.

Report of the Directors (continued)

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on the Hong Kong Stock Exchange save and except the followings:

(i) the Company has issued 29,400,000 new Ordinary Shares to certain option holders at HK$0.5312 per share at a total cash consideration of HK$15,617,280 pursuant to the Company's share option scheme during the year; and

(ii) in accordance with the Earnout Agreement, the Company has agreed to allot and issue to GDH Limited, 66,000,000 Ordinary Shares, for each year of five years commencing from 22 December 2000 (the "Earnout Period") (subject to adjustment, up to a total of 330,000,000 Ordinary Shares) upon the performance of 廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Company Limited) ("WaterCo") meeting the milestones as set out in the Earnout Agreement. As WaterCo has attained the performance milestones under the Earnout Agreement for the first four years of the Earnout Period, the Company has an obligation to issue a total of 264,000,000 Ordinary Shares to GDH Limited pursuant to the Earnout Agreement upon the later of 21 December 2003 and the completion of the Phase IV Renovation Project which is expected to be completed in mid-2004. The issuance of any further Ordinary Shares remains contingent upon WaterCo meeting its performance milestones under the Earnout Agreement in subsequent years.

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on the Luxembourg Stock Exchange (including the Preference Shares, the 2005 Guaranteed Bonds (as defined in note 37 to the financial statements) and the Amended 2001 FRNs (as defined in note 38 to the financial statements), and no Preference Shares were converted by way of redemption into Ordinary Shares.

MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, sales to the Group's five largest customers accounted for 51.63% of the total sales for the year and sales to the largest customer included therein amounted to 36.64%. Purchases from the Group's five largest suppliers accounted for less than 30% of the total purchases for the year.

None of the Directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the Directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 53 to the financial statements.

Report of the Directors (continued)

CORPORATE GOVERNANCE

Board

The Board of Directors now comprises fifteen Directors, and among them, four are Independent Non-Executive Directors the independent status of all of whom is strictly in compliance with the Listing Rules. There were nine full Board meetings held during the year, and the average attendance rate of Directors stood at about 57%.

In accordance with the Articles of Association of the Company, all the Directors are subject to retirement and re-election at the annual general meeting in their first year of appointment and the provision requiring one-third (or the nearest number to but not exceeding one-third) of them to retire by rotation and to offer themselves for re-election at each annual general meeting thereafter. Each of the Non-Executive Directors is appointed for a specific term.

Audit Committee

The Company has established an audit committee since September 1998 comprising all of the Independent Non-Executive Directors (the "Audit Committee") in accordance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules (the "Code of Best Practice"). The principal duties of the Audit Committee include the review of the completeness, accuracy and fairness of the Company's financial reports and the effectiveness of the Company's internal control system.

During the year, two regular meetings of the Audit Committee have been held. In addition, pursuant to the "Guide for the Formation of an Audit Committee" issued by "the Audit Committee Task Force of the HKSA Corporate Governance Working Group", the Audit Committee held one private meeting with the Auditors without the presence of Executive Directors.

Internal Audit

The Company has established an audit department responsible for the overall internal monitoring of the Group. The key functions of this department include undertaking comprehensive audits, supervision and appraisal of the operational, financial and governance activities of each of the companies of the Group; commenting and making recommendation on such matters; and submitting regular reports to both the Chairman of the Board and the Audit Committee.

Report of the Directors (continued)

CORPORATE GOVERNANCE (continued)

Supervision of Management and Operation

The Group has introduced a series of rules and regulations to monitor the management and operation of all the members of the Group. These include:

(i) total prohibition on the use of off-balance-sheet accounts;

(ii) strengthening of the Board's supervision of management;

(iii) maximisation of the control and supervisory functions of the checks and balances and thereby, the mutual monitoring among the board chairman, general manager and the financial controller; and

(iv) strict regulation of investments, loans and guarantees with outside parties.

Code of Best Practice

Throughout the year, the Company has complied with the Code of Best Practice.

MODIFIED CALCULATION CONCESSION

Application of Chapter 14 of the Listing Rules to the Company

Chapter 14 of the Listing Rules requires listed companies to disclose details of certain categories of transactions, to send a circular to shareholders and to publish an announcement in the newspapers giving information about certain categories of transactions and, in the case of certain material transactions or certain transactions with connected persons (as defined in the Listing Rules), to obtain shareholders' prior approval. Certain categories of transactions are not subject to any disclosure or approval requirements at all.

The Group, based on its audited published annual accounts as of 31 December 2001 (and its unaudited interim report for the six months ended 30 June 2002 (the "Interim Report")), has a negative net tangible asset value as described in the Company's announcement dated 29 April 2002 (as adjusted in light of the balance sheet figures in the Interim Report as described in the Company's announcement dated 26 September 2002). The negative net tangible asset value of the Group does not arise as a result of operational losses in the ordinary and usual course of business during the current and/or prior financial year(s).

Report of the Directors (continued)

MODIFIED CALCULATION CONCESSION (continued)

Application of Chapter 14 of the Listing Rules to the Company (continued)

As a result of the negative net tangible asset value of the Group as described above, the Company may have difficulties in complying fully with those provisions of the Listing Rules which require comparisons to be made with its net tangible assets or net assets. Accordingly, the Company has applied for and has been granted waivers by the Hong Kong Stock Exchange from the application of certain provisions of the Listing Rules as described below.

Approval

Upon the application of the Company on 16 April 2002 the Hong Kong Stock Exchange granted its approval (the "Approval") with respect to the application of the "assets test" (as defined in Rule 14.09(1) of the Listing Rules) and the "consideration test" (as defined in Rule 14.09(3) of the Listing Rules) (together, the "Relevant Tests") to apply (i) the De-minimis Concession (as described in the Hong Kong Stock Exchange's announcement dated 3 May 2001), (ii) the Modified Calculation Concession (as described in the Hong Kong Stock Exchange's announcements dated 3 May 2001, 24 August 2001 and 9 October 2001) and (iii) the Modified Assets Basis (as defined below and as described in the Hong Kong Stock Exchange's announcements dated 24 August 2001 and 9 October 2001).

Details of the Approval were set out in the Company's announcement dated 29 April 2002 and details of the subsequent adjustment to the figures applicable to the Modified Calculation Concession and Modified Assets Basis in the Company's announcement dated 26 September 2002.

The Approval is valid from its date of grant to the publication of, or the due date of, the Company's next annual report, whichever is the earlier.

De-minimis Concession

The De-minimis Concession is such that each transaction (other than connected transactions) carried out in the normal and ordinary course of business of the Group, which is entered into on normal commercial terms, and where the consideration or value of the transaction does not exceed HK$1,000,000, shall be considered as de-minimis. The Relevant Tests will not apply.

Report of the Directors (continued)

MODIFIED CALCULATION CONCESSION (continued)

Modified Calculation Concession — Percentage Ratios and Monetary Thresholds for the Purposes of Rules 14.06, 14.09, 14.12 and 14.20

Based on the Group's unaudited published interim accounts as of 30 June 2002, the monetary thresholds against which the "gross assets less intangibles and current liabilities of the asset to be acquired or disposed of" for the "assets test" and the "consideration for the asset to be acquired or disposed of" for the "consideration test" are to be determined for the purposes of the Modified Calculation Concession to ascertain the type of notifiable transaction under Rules 14.06, 14.09, 14.12 and 14.20 of the Listing Rules are and, where stated, the relevant percentage ratios are, as follows:

(i) ratio of 5% or above but below 15% (HK$825,595,000 or above but below HK$2,476,784,000) — the requirements for discloseable transactions will apply;

(ii) ratio of 15% or above but below 25% (HK$2,476,784,000 or above but below HK$4,127,973,000) — the requirements for major transactions will apply;

(iii) ratio of 25% or above (HK$4,127,973,000 or above) — the requirements for very substantial acquisitions will apply; and

(iv) for acquisition of assets (including securities but excluding cash) by the Company or any of its subsidiaries for consideration that includes securities for which listing will be sought, the requirements for share transactions will apply if the ratio is less than 5% (HK$825,595,000).

For the avoidance of doubt, the "profits test" and "equity test" continue to apply to the Group without modification.

Modified Assets Basis only while Maintaining the Percentage Ratios Prescribed under the Relevant Rules

In relation to references to "net tangible assets" or "net assets" in the provisions of the Listing Rules set out below, the basis set out in the "modified assets test" under the Modified Calculation Concession, namely "the gross assets less intangibles and current liabilities" (the "Modified Assets Basis"), based on the Group's unaudited published interim accounts as of 30 June 2002, shall be the basis for calculating the net assets of the Group and, where stated, the relevant percentage ratios and monetary thresholds shall be as follows:

(i) Paragraphs 17(2) of Appendix 7A — ratio of 15% (HK$2,476,784,000);

(ii) Paragraph 16(2) of Appendix 7C — ratio of 15% (HK$2,476,784,000);

(iii) Paragraph 36 of Appendix 16 — ratio of 15% (HK$2,476,784,000);

Report of the Directors (continued)

MODIFIED CALCULATION CONCESSION (continued)

Modified Assets Basis only while Maintaining the Percentage Ratios Prescribed under the Relevant Rules (continued)

(iv) Paragraph 5.1 of Practice Notice 13 — ratio of 15% (HK$2,476,784,000); and

(v) Paragraph 3(e)(ii) of Practice Notice 15 — ratio of 15% (HK$2,476,784,000).

Practice Note 19 — Paragraph 1.3

In relation to Paragraph 1.3 of Practice Note 19, the Modified Assets Basis shall be the basis for calculating the "net assets" of the Group.

Application of Modified Assets Basis but Applying Different Percentage Ratios

In relation to references to "net tangible assets" or "net assets" in the provisions of the Listing Rules set out below, the Modified Assets Basis, based on the Group's unaudited published interim accounts as of 30 June 2002, shall be the basis for calculating the net assets of the Group and, where stated, the relevant percentage ratios and monetary thresholds shall be as follows:

(i) Paragraph 15.2 of Appendix 16 — ratio of 1% (HK$165,119,000);

(ii) Paragraph 23 of Appendix 16 — ratio of 5% (HK$825,595,000);

(iii) Paragraph 3.2.1 of Practice Note 19 — ratio of 8% (HK$1,320,951,000);

(iv) Paragraph 3.2.2 of Practice Note 19 — ratio of 3% (HK$495,357,000); and

(v) Paragraph 3.3 of Practice Note 19 — ratio of 8% (HK$1,320,951,000).

Report of the Directors (continued)

MODIFIED CALCULATION CONCESSION (continued)

Connected Transactions

In relation to references to "net tangible assets" set out under Rules 14.24 and 14.25 for connected transactions, the Modified Assets Basis, based on the Group's unaudited published interim accounts as of 30 June 2002, will be adopted. In addition, the monetary thresholds and percentage ratios to determine disclosure and/or shareholder approval requirements shall be amended as follows:

(i) in Rule 14.24(5) the applicable threshold will be the higher of either (a) HK$1,000,000, or (b) 0.01% of the Modified Assets Basis (HK$1,651,000);

(ii) in Rule 14.25(1) the applicable threshold will be the higher of either (a) HK$10,000,000, or (b) 1% of the Modified Assets Basis (HK$165,119,000); and

(iii) by modifying the percentage threshold in Rule 14.25(2)(b)(i) to 5% of the Modified Assets Basis (HK$825,595,000).

Period for which the De-minimis Concession, the Modified Calculation Concession and the Modified Assets Basis will Apply

The Hong Kong Stock Exchange's approval for the use of the modified tests described above will remain in effect until the publication or the due date of the Company's 2002 annual report, whichever is earlier.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

By order of the Board

LI Wenyue
Chairman

Hong Kong, 11 April 2003

Report of the Auditors


ERNST & YOUNG
安永會計師事務所

To the members
Guangdong Investment Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 68 to 208 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
11 April 2003

Consolidated Profit and Loss Account

Year ended 31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
TURNOVER	4		
Continuing operations		4,659,956	4,956,992
Discontinuing/Discontinued operations		2,077,069	2,314,526
		6,737,025	7,271,518
Cost of sales		(3,951,985)	(4,258,508)
Gross profit		2,785,040	3,013,010
Other revenue and gains		148,921	182,038
Selling and distribution costs		(223,945)	(256,819)
Administrative expenses		(512,986)	(577,724)
Other operating expenses, net		(346,381)	(226,871)
Gain on disposal of Curtain Wall Operation	6(d)	—	25,534
Gain on disposal of Leather Ware Products Operation	6(b)	636	—
Staff compensation payments in respect of discontinuation of Packaging Materials Operation	6(c)	(552)	—
PROFIT FROM OPERATING ACTIVITIES	7	1,850,733	2,159,168
Finance costs	9	(1,494,119)	(1,566,474)
		356,614	592,694
Share of profit of a jointly-controlled entity		62,320	39,320
Share of profits less losses of associates		111,208	28,332
PROFIT BEFORE TAX			
Continuing operations		452,862	652,975
Discontinuing/Discontinued operations		77,280	7,371
		530,142	660,346
Tax	10		
Continuing operations		(96,058)	(119,108)
Discontinuing/Discontinued operations		(17,234)	(11,542)
		(113,292)	(130,650)
PROFIT BEFORE MINORITY INTERESTS		416,850	529,696
Minority interests		(135,742)	(244,154)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	45	281,108	285,542
EARNINGS PER SHARE	13		
— Basic		3.91 cents	4.32 cents
— Diluted		3.83 cents	4.24 cents

Consolidated Balance Sheet

31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
NON-CURRENT ASSETS			
Fixed assets	14	**9,860,868**	10,364,378
Investment properties	16	**2,289,280**	2,332,118
Goodwill:			
Goodwill	21	**835**	1,073
Negative goodwill	21	**(131,246)**	(105,282)
Interest in a jointly-controlled entity	18	**1,019,064**	972,344
Interests in associates	19	**423,617**	641,163
Contractual joint venture	20	**77,340**	191,901
Other financial assets	22	**33,244**	50,245
Intangible assets	23	**13,628,236**	14,123,023
Other long term assets	24	**1,954,103**	1,428,877
		29,155,341	29,999,840
CURRENT ASSETS			
Properties under development	15	**69,600**	173,147
Due from a contractual joint venture	20	**58,005**	53,697
Loan receivables	25	**884**	1,424
Other financial assets	22	**151**	17,585
Due from a related company	29	**1,470**	1,601
Due from minority shareholders of subsidiaries	30	**8,726**	15,493
Due from fellow subsidiaries	31	**401**	69,600
Due from immediate holding company	32	**—**	135
Inventories	26	**476,387**	515,373
Receivables, prepayments and deposits	27	**686,778**	925,890
Pledged bank deposits and balances	28	**17,513**	66,305
Cash and cash equivalents	28	**1,770,910**	1,538,442
		3,090,825	3,378,692

Consolidated Balance Sheet (continued)

31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
CURRENT LIABILITIES			
Trade payables	34	(292,098)	(287,289)
Accruals and other liabilities		(941,975)	(1,036,953)
Tax payable		(19,751)	(28,628)
Due to minority shareholders of subsidiaries	33	(405,172)	(323,684)
Due to fellow subsidiaries	31	(2,635)	—
Due to immediate holding company	32	(1,050)	(64,069)
Bank and other interest-bearing borrowings	35	(1,034,019)	(604,112)
		(2,696,700)	(2,344,735)
NET CURRENT ASSETS		394,125	1,033,957
TOTAL ASSETS LESS CURRENT LIABILITIES		29,549,466	31,033,797
NON-CURRENT LIABILITIES			
Bank and other interest-bearing borrowings	35	(17,034,079)	(18,420,810)
Due to minority shareholders of subsidiaries	33	(198,373)	(265,044)
Provision for bank loans guaranteed	41	(358,521)	(558,869)
Deferred tax	42	(2,285)	(2,285)
		(17,593,258)	(19,247,008)
MINORITY INTERESTS		(2,540,825)	(2,669,292)
		9,415,383	9,117,497
CAPITAL AND RESERVES			
Issued capital	43	2,581,857	2,567,157
Reserves	45	6,833,526	6,550,340
		9,415,383	9,117,497

LI Wenyue
Director

WANG Man Kwan, Paul
Director

Consolidated Summary Statement of Changes in Equity

Year ended 31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
Total equity at 1 January		9,117,497	8,517,133
Exchange differences on translation of the financial statements of subsidiaries and associates operating in Mainland China and overseas, and net gains/(losses) not recognised in the consolidated profit and loss account	45	(256)	475
Adjustment for reversal of accrued dividend	45	—	49,096
Net profit for the year attributable to shareholders	45	281,108	285,542
Impairment of goodwill arising from acquisition of a subsidiary	45	—	15,685
Release of reserves upon disposals of	45		
— associates		2,366	—
— subsidiaries		(949)	39,026
Issue of new shares, including share premium, upon			
— exercise of share options	43	15,617	—
— exercise of the conversion rights of preference shares		—	210,600
Share issue expenses	43	—	(60)
Total equity at 31 December		9,415,383	9,117,497

Consolidated Cash Flow Statement

Year ended 31 December 2002

	2002 HK$'000	2001 HK$'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	530,142	660,346
Adjustments for:		
Finance costs	1,494,119	1,566,474
Share of profit of a jointly-controlled entity	(62,320)	(39,320)
Share of profits less losses of associates	(111,208)	(28,332)
Interest income	(31,457)	(60,692)
Depreciation	426,100	461,308
Amortisation of deferred expenses and reusable packaging materials	11,665	24,438
Amortisation of trademarks	700	1,400
Amortisation of the operating right	493,287	494,096
Amortisation of prepaid rental	111,009	111,190
Amortisation of goodwill	238	119
Investment property revaluation deficit	89,432	68,129
Hotel property revaluation deficit/(surplus), net	(2,763)	4,196
Impairment of investment securities	1,890	932
Unrealised losses on revaluation of other investments	2,747	5,114
Impairment of trademarks	—	4,100
Impairment of properties under development	28,800	22,682
Reversal of impairment loss of properties under development	—	(21,000)
Impairment of investments in and loans to associates	—	11,224
Reversal of impairment loss of investment in an associate	—	(3,761)
Write-back of provision against an amount due from a fellow subsidiary	(3,207)	(8,000)
Impairment of fixed assets	55,343	39,440
Impairment of goodwill arising from acquisitions of subsidiaries and associates previously dealt with in reserves	—	21,918
Reversal of impairment loss of deconsolidated subsidiaries	—	(19,140)
(Gain)/Loss on disposal of subsidiaries, net	(2,939)	8,481
Loss on disposal of properties under development	—	9,079

Consolidated Cash Flow Statement (continued)

Year ended 31 December 2002

	2002 HK$'000	2001 HK$'000 (Restated)
Loss on disposal of fixed assets, net	13,857	20,518
Loss on disposal of certain interest in a subsidiary	—	3,087
Impairment of a contractual joint venture	110,253	—
Provision against inventories	8,327	10,871
Provision for doubtful debts	40,906	24,394
Compensation payments in respect of the planned curtailment of operations of a subsidiary	—	4,616
Negative goodwill recognised as income	(11,003)	(10,286)
Gain on disposal of a deconsolidated subsidiary	(850)	—
Gain on disposal of associates, net	(34,447)	—
Gain on disposal of Leather Ware Operation	(636)	—
Gain on discontinuation of Curtain Wall Operation	—	(25,534)
Operating profit before working capital changes	3,157,985	3,362,087
Decrease in amounts due from associates	170,177	18,349
Increase in amounts due to associates	—	47
Decrease in an amount due from a contractual joint venture	—	127
Decrease/(Increase) in an amount due from a jointly-controlled entity	7,899	(6,651)
Decrease in receivables, prepayments and deposits	213,797	150,714
Decrease in loan receivables	540	38,400
Decrease in the current portion of other investments	17,004	7,442
Decrease in inventories	26,504	288,377
Increase in properties under development	—	(176,810)
Decrease in an amount due from a related company	131	112
Decrease/(Increase) in amounts due from minority shareholders of subsidiaries	6,767	(13,541)
Decrease in trade payables, accruals and other liabilities	(121,235)	(835,627)
Increase/(decrease) in amounts due to minority shareholders of subsidiaries	14,817	(12,799)
Decrease in amounts due from deconsolidated subsidiaries	—	10,953
Decrease/(Increase) in amount due from immediate holding company	1,185	(135)
Increase/(decrease) in amounts due to immediate holding company	(60,906)	64,069
Decrease in amounts due from fellow subsidiaries	1,063	—
Increase in amounts due to fellow subsidiaries	2,635	—

Consolidated Cash Flow Statement (continued)

Year ended 31 December 2002

	Notes	2002 HK$'000	2001 HK$'000 (Restated)
Cash generated from operations		3,438,363	2,895,114
Interest received		31,457	67,889
Interest paid		(1,264,677)	(1,621,521)
Finance charges for the amendment in respect of the Swap Agreement and debt refinancing of the GH Holdings Group		(249,120)	—
Interest element of finance lease rental payments		—	(268)
Dividends from associates		102,448	1,412
Dividends paid to minority shareholders		(213,338)	(232,440)
Hong Kong profits tax paid		(5,341)	(4,134)
Mainland China tax paid		(92,179)	(161,955)
Net cash inflow from operating activities		1,747,613	944,097
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets		(107,034)	(135,028)
Additions to other long term assets		(613,894)	(477,180)
Decrease in non-pledged bank deposits with original maturity of more than three months when acquired		952	45,281
Acquisition of additional interests in subsidiaries		(22,256)	(42,521)
Return of capital from investment securities		12,461	18,930
Repayment of loans advanced to a fellow subsidiary		71,343	49,871
Disposal of subsidiaries	46(b)	26,001	317,413
Proceeds from disposal of fixed assets		107,525	319,873
Proceeds from disposal of investment properties		1,649	3,000
Proceeds from disposal of associates		39,201	—
Proceeds from disposal of properties under development		74,711	—
Decrease/(Increase) in pledged bank deposits and balances	46(a)	57,153	(41)
Net cash inflow/(outflow) from investing activities		(352,188)	99,598

Consolidated Cash Flow Statement (continued)

Year ended 31 December 2002

	2002 HK$'000	2001 HK$'000 (Restated)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of new ordinary shares	15,617	—
Share issue expenses	—	(60)
Capital contributed by minority interests	—	1,794
New bank loans	13,749,606	1,414,855
Loans from immediate holding company	510,219	113,241
Repayment of bank loans	(2,283,830)	(1,933,637)
Repayment of transferable loan instruments	(148,106)	(100,568)
Redemption of floating rate notes	(137,067)	(150,482)
Repayment of Notes Payable and GH Holdings Debts	(12,394,956)	(405,620)
Redemption of bonds	(233,094)	(235,010)
Repayment of provision for bank loans guaranteed	(200,348)	(191,950)
Repayment of a loan from an associate	(37,690)	—
Capital element of finance lease rental payments	—	(179)
Net cash outflow from financing activities	(1,159,649)	(1,487,616)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	235,776	(443,921)
Cash and cash equivalents at beginning of period	1,534,634	1,978,311
Effect of foreign exchange rate changes, net	—	244
CASH AND CASH EQUIVALENTS AT END OF YEAR	1,770,410	1,534,634
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	1,400,275	1,254,119
Non-pledged bank deposits with original maturity of less than three months when acquired	370,135	282,871
Bank overdrafts	—	(2,356)
	1,770,410	1,534,634

Balance Sheet

31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
NON-CURRENT ASSETS			
Fixed assets	14	5,887	9,557
Interests in subsidiaries	17	9,041,124	9,362,317
Interests in associates	19	115,152	89,583
Other long term assets	24	154	2,584
		9,162,317	9,464,041
CURRENT ASSETS			
Other financial assets	22	—	17,338
Due from a related company	29	1,470	1,601
Due from fellow subsidiaries	31	40	13,002
Receivables, prepayments and deposits		6,112	88,761
Cash and cash equivalents	28	469,101	149,102
		476,723	269,804
CURRENT LIABILITIES			
Due to immediate holding company	32	(387)	—
Accruals and other liabilities		(53,415)	(49,998)
Bank and other interest-bearing borrowings	35	(294,518)	(2,356)
		(348,320)	(52,354)
NET CURRENT ASSETS		128,403	217,450
TOTAL ASSETS LESS CURRENT LIABILITIES		9,290,720	9,681,491
NON-CURRENT LIABILITIES			
Bank and other interest-bearing borrowings	35	(1,539,827)	(2,010,508)
Provision for bank loans guaranteed	41	(358,521)	(558,869)
		7,392,372	7,112,114
CAPITAL AND RESERVES			
Issued capital	43	2,581,857	2,567,157
Reserves	45	4,810,515	4,544,957
		7,392,372	7,112,114

LI Wenyue
Director

WANG Man Kwan, Paul
Director

Notes to Financial Statements

31 December 2002

1. CORPORATE INFORMATION

During the year, the Group was principally engaged in investment holding, property holding and investment, the development of properties for sale, investing in infrastructure and energy projects, the water supply business to Hong Kong, Shenzhen and Dongguan in the mainland of the People's Republic of China ("PRC" or "Mainland China"), hotel ownership and operations, hotel management, the provision of travel and transportation services (the "Tours Operation"), the manufacture of malts for the brewing industry (the "Malting Operation"), the production of beer (the "Brewing Operation"), the processing and sale of semi-finished and finished leather (the "Tannery Operation"), the merchandise trading (the "Merchandise Trading Operation"), and the provision of mortgage finance.

During the year, the Group's businesses in the design, manufacture and sale of leather ware products (the "Leather Ware Products Operation") and the manufacture and sale of packaging materials (the "Packaging Materials Operation") were discontinued as a result of the Group's disposal of its entire 60% interest in Alpha Universal Limited ("Alpha Universal") and termination of operation of Xuzhou Gangwei Colour Package Co., Ltd. ("Xuzhou Gangwei"), respectively. Accordingly, these operations are disclosed as "Discontinued Operations" and additional disclosures pursuant to SSAP 33 are set out in notes 6(b) and 6(c) to the financial statements, respectively.

Subsequent to the balance sheet date on 26 February 2003, the Company publicly announced that it entered into a conditional agreement (the "Disposal Agreement") with the Company's parent company, GDH Limited, under which the Group would sell various of its entire investments in certain subsidiaries and an associate to GDH Limited (the "Disposal Transaction"). The Disposal Transaction was completed on 31 March 2003, and those investments, together with their principal activities, are summarised as follows:

Investments (as at 31 December 2002)	Principal activities
900,000,000 shares in the issued share capital of Guangdong Brewery Holdings Limited	the Brewing Operation
375,100,000 shares in the issued share capital of Guangdong Tannery Limited and intercompany debts owed to the Company and one of its subsidiaries	the Tannery Operation and the Merchandise Trading Operation
100% interest in Supertime Development Limited and net intercompany debts owed to the Company and two of its subsidiaries	the Malting Operation
100% interest in Guangdong (H.K.) Tours Company Limited and intercompany debts owed to the Company	the Tours Operation
24.8% interest in 廣州市番禺粵海房地產有限公司 (Guangzhou Panyu Yue Hai Real Estate Limited)	the Property Development

Notes to Financial Statements (continued)

31 December 2002

1. CORPORATE INFORMATION (continued)

Upon the completion of the Disposal Transaction, the Group will discontinue its Brewing Operation, Tannery Operation, Merchandise Trading Operation, Malting Operation, and Tours Operation. Accordingly, these operations are disclosed as "Discontinuing Operations" and additional disclosures pursuant to SSAP 33 are set out in note 6(a) to the financial statements.

In 2001, the Group's business in the design, supply and installation of curtain walls and aluminium windows (the "Curtain Wall Operation") was discontinued as a result of the Company's disposal of its entire 57.16% interest in Guangdong Building Industries Limited ("GD Building"). Further details of this transaction are set out in note 6(d) to the financial statements.

In the opinion of the directors, the ultimate holding company of the Company is 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang Investment"), a company established in Mainland China.

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

The following recently-issued and revised SSAPs have been adopted for the first time in the preparation of the current year's consolidated financial statements:

- SSAP 1 (Revised) : "Presentation of financial statements"
- SSAP 11 (Revised) : "Foreign currency translation"
- SSAP 15 (Revised) : "Cash flow statements"
- SSAP 33 : "Discontinuing operations"
- SSAP 34 : "Employee benefits"

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of adopting these SSAPs are summarised as follows:

SSAP 1 (Revised) prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The principal impact of the revision to this SAAP is that a consolidated summary statement of changes in equity is now presented on page 71 of the financial statements in place of the consolidated statement of recognised gains and losses that was previously required.

Notes to Financial Statements (continued)

31 December 2002

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs") *(continued)*

SSAP 11 (Revised) prescribes the basis for the translation of foreign currency transactions and financial statements. The principal impact of the revision of this SSAP on the consolidated financial statements is that the profit and loss accounts of subsidiaries and associates operating in Mainland China and overseas are now translated to Hong Kong dollars at the weighted average exchange rate for the year whereas previously they were translated at the exchange rate at the balance sheet date. As it is impractical to reasonably determine the prior year adjustment, these changes in accounting policy are applied prospectively in accordance with SSAP 2. The effect on the results of the current year is not significant. Further details of this change are included in the accounting policy for "Foreign currencies" in note 3 to the financial statements.

SSAP 15 (Revised) prescribes the revised format for the cash flow statement. The principal impact of the revision of the SSAP is that the consolidated cash flow statement now presents cash flows under three headings, cash flows from operating, investing and financing activities, rather than the five headings previously required. The significant reclassifications resulting from the change in presentation are that taxes paid, interest received and paid, and dividends received and paid, are now included in cash flows from operating activities. The presentation of the 2001 comparative cash flow statement has been changed to accord with the new layout. In addition, cash flows from subsidiaries and associates operating in Mainland China and overseas are now translated to Hong Kong dollars at the weighted average exchange rates for the year whereas previously they were translated at the exchange rate at the balance sheet date, and the definition of cash equivalents for the purpose of the cash flow statement has been revised. Further details of these changes are included in the accounting policy for "Foreign currencies" in note 3 to the financial statements.

SSAP 33 replaces the existing disclosure requirements for discontinuing operations, which were previously included in SSAP 2. The SSAP defines discontinuing operations and prescribes when an enterprise should commence including discontinuing operations disclosures in its financial statements and the disclosures required. The principal impact of the SSAP is that more extensive disclosures concerning the Group's discontinuing/discontinued operations are now included in note 6 to the financial statements.

SSAP 34 prescribes the recognition and measurement criteria to apply to employee benefits, together with the required disclosures in respect thereof. The adoption of this SSAP has had no material effect on the financial statements. Additional disclosures are now required in respect of the Group's share option schemes, as detailed in note 44 to the financial statements. These share option scheme disclosures are similar to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") disclosures previously included in the Report of the Directors, which are now required to be included in the notes to the financial statements as a consequence of the SSAP.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of investment and hotel properties and other investments, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2002. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intra-group transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company, other than a jointly-controlled entity, in which the Company, directly or indirectly, controls more than half of their voting power or issued share/registered capital or controls the composition of its board of directors.

The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulate the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which assets are to be realised upon its dissolution. The profits and losses from operations and any distribution of surplus assets are shared by the venturers either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint venture companies (continued)

A joint venture company is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture company; or

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control over the joint venture company; or

(c) an associate, if the Group does not have unilateral or joint control, but holds generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company; or

(d) an investment security, if the Group holds less than 20% of the joint venture company's registered capital or the Group has neither joint control of nor is in a position to exercise significant influence over the joint venture company.

Jointly-controlled entity

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of a jointly-controlled entity is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interest in a jointly-controlled entity is stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any impairment losses.

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Associates (continued)

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. Goodwill or negative goodwill arising from the acquisition of associates, which was not previously eliminated or recognised in consolidated capital reserve, is included as part of the Group's interests in associates.

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in associates are treated as long-term assets and are stated at cost less any impairment losses.

Contractual joint venture

A contractual joint venture refers to the rights and obligations stipulated in a contract for the development, jointly with independent third parties, of investment projects in Mainland China. Under the terms of such contracts, the Group does not hold any of the joint ventures' registered capital and the residual interests in the projects will be transferred to various parties at the end of the contractual period in accordance with the terms of the contracts. Such investments are stated at cost less accumulated amortisation, computed to write off the cost, less any residual value, of the contractual joint ventures over the underlying contract terms, and impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries and associates represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life of 28 years.

SSAP 30 "Business combinations" was adopted as at 1 January 2001. Prior to that date, goodwill arising on acquisitions was eliminated against consolidated capital reserve in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted such goodwill to remain eliminated against consolidated capital reserve. Goodwill on acquisitions subsequent to 1 January 2001 is treated according to the SSAP 30 goodwill accounting policy above.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

On disposal of subsidiaries or associates, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant consolidated capital reserve, as appropriate. Any attributable goodwill previously eliminated against consolidated capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated capital reserve, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Negative goodwill

Negative goodwill arising on the acquisition of subsidiaries and associates represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the acquisition plan and that can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, that portion of negative goodwill is recognised as income in the consolidated profit and loss account when the future losses and expenses are recognised.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill to the extent of fair values of the acquired non-monetary assets is recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets. The amount of any negative goodwill in excess of the fair values of the acquired non-monetary assets is recognised as income immediately.

In the case of associates, any negative goodwill not yet recognised in the consolidated profit and loss account is included in the carrying amount thereof, rather than as a separately identified item on the consolidated balance sheet.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Negative goodwill (continued)

SSAP 30 "Business combinations" was adopted as at 1 January 2001. Prior to that date, negative goodwill arising on acquisitions was credited to the consolidated capital reserve in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted such negative goodwill to remain credited to the consolidated capital reserve. Negative goodwill on acquisitions subsequent to 1 January 2001 is treated according to the SSAP 30 negative goodwill accounting policy above.

On disposal of subsidiaries or associates, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of negative goodwill which has not been recognised in the consolidated profit and loss account and any relevant consolidated reserves as appropriate. Any attributable negative goodwill previously credited to the consolidated capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of assets (continued)

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Fixed assets and depreciation

Fixed assets, other than construction in progress and investment and hotel properties, are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost of each fixed asset over its estimated useful life, after taking into account its estimated residual value. The principal annual rates used for this purpose are as follows:

Freehold land	Nil
Leasehold land held under long and medium term leases	Over the lease terms
Buildings	2%–20%
Tunnels, dams, water mains and reservoir	3.3%–10%
Plant and machinery	4%–25%
Furniture, fixtures and equipment	4%–32%
Leasehold improvements	Over the lease terms
Motor vehicles	6%–30%
Toll road	3.6%

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed assets and depreciation (continued)

The directors have reassessed the estimated useful lives of certain plant, machinery and equipment, taking into account of current business environment and conditions, and the expected pattern of economic benefits from these assets, and have revised the estimated useful lives of these assets from 10 years to 15 years. These revised accounting estimates have been adopted prospectively from 1 January 2002. The effects of this change in accounting estimates are a decrease in depreciation charge and an increase in net profit attributable to shareholders by HK$18,677,000 and HK$10,859,000, respectively.

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents building and plant and machinery under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

Hotel properties

Hotel properties are stated at their open market values, based on their existing use, on the basis of annual professional valuations. Movements in the values of the hotel properties are dealt with in the hotel property revaluation reserve, on an individual basis, unless the applicable reserve balance is exhausted, in which case the decrease is charged to the profit and loss account as incurred. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

It is the Group's policy to maintain the hotel properties in such condition that their residual values are not currently diminished by the passage of time. The related maintenance and repairs expenditure is charged to the profit and loss account in the year in which it is incurred. The costs of significant improvements are capitalised. Accordingly, the directors consider that depreciation is not necessary due to the Group's ability to maintain or increase the hotel properties' residual values.

Upon the disposal of a hotel property, the relevant portion of the hotel property revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential, any rental income being negotiated at arm's length. Such properties are not depreciated and are stated at their open market values on the basis of annual professional valuations performed at the end of each financial year, except where the unexpired term of the lease is 20 years or less, in which case depreciation is provided on the then carrying amount over the remaining term of the lease.

Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the investment property revaluation reserve realised in respect of previous valuations is released to the profit and loss account.

Intangible assets

Intangible assets include an operating right and trademarks.

Operating right

The operating right represents the right to supply natural water to Hong Kong, Shenzhen and Dongguan in Mainland China for a period of 30 years commencing from 18 August 2000. The purchased operating right is stated at cost less accumulated amortisation and impairment. Amortisation is charged to the profit and loss account on the straight-line basis over a period of 30 years.

Trademarks

Trademarks are stated at their acquisition cost less accumulated amortisation and any impairment losses. Amortisation is charged to the profit and loss account on the straight-line basis over a period of 5 years. Expenditure incurred for the renewal of trademarks is charged to the profit and loss account in the period in which it is incurred.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rental receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Other financial assets

Other financial assets include investment securities and other investments.

Investment securities

Investment securities in listed and unlisted equity securities, intended to be held for a continuing strategic or long term purpose, are stated at cost less any impairment losses, on an individual investment basis.

When impairments have occurred, the carrying amounts of the securities are reduced to their fair values, as estimated by the directors, and the amounts of the impairments are charged to the profit and loss account for the period in which they arise. When the circumstances and events which led to the impairments cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amounts of the impairments previously charged are credited to the profit and loss account to the extent of the amounts previously charged.

Other investments

Other investments comprising those securities which are not classified as investment securities are stated at their fair values at the balance sheet date on an individual investment basis.

The fair values of such listed securities are their quoted market prices at the balance sheet date whereas the fair values of such unlisted securities are estimated by the directors.

The gains or losses arising from changes in the fair values of such securities are credited or charged to the profit and loss account in the period in which they arise.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other investments (continued)

The profit or loss on disposal of investment securities and other investments is accounted for in the period in which the disposal occurs as the difference between the net sales proceeds and the carrying amount of the investment.

Other long term assets

Other long term assets include prepayment for land use right, prepaid rental, reusable packaging materials and deferred expenses.

The prepayment for land use right will be transferred to fixed assets upon the completion of the Phase IV Renovation Project (as referred to in note 24(a)) and the transfer of the title of the land use right to the Group. The prepayment for land use right is stated at cost less impairment losses. Depreciation on land use right will commence upon the completion of the Phase IV Renovation Project on the straight-line basis over the period of grant or 30 years, whichever is shorter.

Prepaid rental is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the profit and loss account on the straight-line basis over the period of the respective leases.

Reusable packaging materials currently in use are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the profit and loss account on the straight-line basis over a period of three years.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and manufactured finished goods, comprises direct materials, direct labour, and an appropriate portion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Properties under development

Properties under development are stated at cost less impairment losses.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Construction/installation contracts

Construction/installation revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Construction/installation costs incurred comprise direct materials, the costs of subcontracting, direct labour, interest charges and an appropriate proportion of variable and fixed construction overheads.

Revenue from fixed price construction/installation contracts is recognised on the percentage of completion method, measured by reference to the costs incurred to date as compared to the total costs to be incurred under the construction/installation contract and/or independent quantity surveyor's assessment reports.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where progress billings exceed construction/installation costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Where construction/installation costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

Prior to the adoption of the revised SSAP 15 during the year, as explained in note 2 to the financial statements, cash equivalents in the consolidated cash flow statement also included time deposit and balances, with original maturity of less than three months when acquired, pledged as security for banking facilities. This change in definition has resulted in a prior year adjustment relating to the pledged time deposits and balances, further details of which are included in note 46(a) to the financial statements.

For the purpose of the balance sheet, cash and cash equivalents bank balances comprise cash on hand and at banks, including time deposits, which are not restricted as to use.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. During the year, certain borrowing costs were included in prepaid construction cost, details of which are set out in note 24(c) to the financial statements.

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

On consolidation, the financial statements of subsidiaries, jointly-controlled entity and associates operating in Mainland China and overseas are translated into Hong Kong dollars using the net investment method. The profit and loss accounts of overseas subsidiaries, jointly-controlled entity and associates are translated to Hong Kong dollars at the weighted average exchange rates for the year, and their balance sheets are translated to Hong Kong dollars at the exchange rates at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of subsidiaries, jointly-controlled entity and associates operating in Mainland China and overseas are translated to Hong Kong dollars at the exchange rates at the dates of the cash flows. Frequently recurring cash flows of subsidiaries, jointly-controlled entity and associates operating in Mainland China and overseas which arise throughout the year are translated to Hong Kong dollars at the weighted average exchange rates for the year.

Prior to the adoption of the revised SSAPs 11 and 15 during the year, as explained in note 2 to the financial statements, the profit and loss accounts and cash flow statements of subsidiaries, jointly-controlled entity and associates operating in Mainland China and overseas were translated to Hong Kong dollars at the exchange rates at the balance sheet date. As it is impractical to reasonably determine the prior year adjustment, these changes in accounting policy are applied prospectively in accordance with SSAP 2. The adoption of the revised SSAP 11 has had no material effect on the financial statements, while the adoption of the revised SSAP 15 has resulted in changes to the layout of the consolidated cash flow statement, further details of which are included in notes 2 and 46(a) to the financial statements.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

Retirement benefits scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its eligible employees. Contributions are made based on a percentage of the employees' basic salaries/relevant income and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer mandatory contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are proportionately refunded to the Group upon the employee's termination of services in accordance with the vesting scales of the MPF Scheme.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in central pension schemes (the "CP Schemes") operated by respective local municipal government. These subsidiaries are required to contribute certain percentage of their covered payroll to the CP Schemes to fund their benefits. The only obligation of the Group with respect to the CP Schemes is to pay the ongoing required contributions under the CP Schemes. Contributions under the CP Schemes are charged to the profit and loss account as they become payable in accordance with the rules of the CP Schemes.

Share option schemes

The Company and its listed subsidiaries operate share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under these share option schemes is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company and these listed subsidiaries as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company and these listed subsidiaries in their share premium accounts. Options which are cancelled prior to their exercise dates, or which lapse, are deleted from their registers of outstanding options.

Notes to Financial Statements (continued)

31 December 2002

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, properties, fixed assets and investments (collectively "goods and investments"), when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods and investments sold;

(b) from the sale of electricity, based on the consumption recorded by meter reading during the year;

(c) from the sale of water to the purchasers based on the actual volume of water supplied, or when the actual volume of water supplied to Hong Kong is less than the contracted volume of water supplied, revenue is recognised according to the contracted volume;

(d) from the rendering of hotel, tour and other services, based on the period in which such services are rendered;

(e) from construction/installation contracts, based on the percentage of completion basis, as further explained in the accounting policy for "Construction/installation contracts";

(f) income from joint ventures, when the Group has been guaranteed a minimum rate of return on its investments in joint ventures, is accrued at the minimum rate of return, and any return in excess of the minimum is recognised in the year in which it is received, or has become receivable;

(g) rental income, on a time proportion basis over the lease terms;

(h) toll revenue, net of business tax, on a cash receipt basis;

(i) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(j) dividends and investment income, when the shareholders' right to receive payment has been established.

Notes to Financial Statements (continued)

31 December 2002

4. TURNOVER

Continuing:

Turnover from continuing operations represents interest income from the provision of credit facilities to customers; proceeds from the sale of investments; rental income; revenue from hotel ownership and operations; the invoiced value of electricity and water sold; income from sales of properties, investment properties and properties under development; the gross invoiced revenue arising from the sale of department stores; commission income; agency and consultancy fees; and toll revenue, after elimination of all significant intra-group transactions.

Discontinuing:

Turnover from discontinuing operations represents net invoiced value of manufactured products sold in the Malting Operation, Tannery Operation and Brewing Operation; income generated from the Tours Operation; and the gross invoiced revenue arising from general merchandise trading in the Merchandise Trading Operation, net of goods returned, trade discounts and value-added tax, after elimination of all significant intra-group transactions.

Discontinued:

Turnover from discontinued operations includes the value of revenue from the Curtain Wall Operation; revenue from the Leather Ware Products Operation and the Packaging Materials Operation, net of goods returned, trade discounts and value-added tax, after elimination of all significant intra-group transactions.

Notes to Financial Statements (continued)

31 December 2002

4. TURNOVER (continued)

Revenue from the following activities has been included in turnover.

	2002 HK$'000	2001 HK$'000
Turnover		
Continuing:		
Sale of goods	736,032	680,631
Sale of water and electricity	3,296,348	3,305,624
Sale of properties, investment properties and properties under development	90,148	389,590
Hotel and rental income	513,580	550,085
Rendering of other services	15,161	21,881
Toll revenue	8,587	7,786
Investment, interest and dividend income	100	1,395
	4,659,956	4,956,992
Discontinuing:		
Sales of goods	1,780,071	1,930,938
Tours service income	271,031	323,245
	2,051,102	2,254,183
Discontinued:		
Sales of goods	25,967	53,357
Value of construction/installation work performed	—	6,986
	25,967	60,343
	6,737,025	7,271,518

Notes to Financial Statements (continued)

31 December 2002

5. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are organised and managed separately, according to the nature of products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets:

Continuing:

(i) The property investment segment mainly invests in residential and commercial properties and other properties in Hong Kong, Mainland China and Thailand which are held for rental income purposes. It also performs property management services, which provide management and security services to residential and commercial properties and other properties;

(ii) The property development segment engages in residential and shopping arcades in Mainland China and Hong Kong;

(iii) The infrastructure segment invests in toll roads and toll bridges in Mainland China;

(iv) The water supply segment operates a water supply project in Mainland China supplying natural water to Hong Kong, Dongguan and Shenzhen;

(v) The power supply segment operates coal-fire power plants supplying electricity in Guangdong Province;

(vi) The hotel operations segment operates the Group's hotels in Hong Kong and Mainland China;

(vii) The department stores segment operates department stores in Mainland China;

(viii) The money lending segment provides credit facilities in Hong Kong; and

(ix) Corporate and other segment mainly engages in providing corporate services to other segments.

Notes to Financial Statements (continued)

31 December 2002

5. SEGMENT INFORMATION *(continued)*

Discontinuing:

(i) The tours and tour transportation services segment organises tours in Hong Kong and Mainland China and provides transportation services in Hong Kong and between Hong Kong and Guangdong Province. This segment will be discontinued upon the completion of the Disposal Transaction as set out in note 6(a) to the financial statements;

(ii) The beer manufacturing, distribution and sales segment produces beer in Shenzhen and distributes and sells it in both Mainland China and Hong Kong. This segment will be discontinued upon the completion of the Disposal Transaction as set out in note 6(a) to the financial statements;

(iii) The malting manufacturing, distribution and sales segment produces malts for use in the brewing production in Mainland China. This segment will be discontinued upon the completion of the Disposal Transaction as set out in note 6(a) to the financial statements;

(iv) The leather processing segment processes raw leather to finished leather for use in the leather ware products production industry. This segment will be discontinued upon the completion of the Disposal Transaction as set out in note 6(a) to the financial statements; and

(v) The merchandise trading segment purchases commodities and sells to customers. This segment will be discontinued upon the completion of the Disposal Transaction as set out in note 6(a) to the financial statements.

Discontinued:

(i) The leather ware products manufacturing, distribution and sales segment produces leather ware products in Mainland China and sells them mainly in Hong Kong. This segment was discontinued following the Group's disposal of its entire 60% interest in Alpha Universal during the year as set out in note 6(b) to the financial statements;

(ii) The packaging materials manufacturing, distribution and sales segment produces and distributes packaging materials in Mainland China. This segment was discontinued following the Group's termination of the operation of Xuzhou Gangwei during the year as set out in note 6(c) to the financial statements; and

(iii) The curtain wall installation segment, designed, supplied and installed curtain walls and aluminium windows in Hong Kong and Mainland China. This segment was discontinued following the Group's disposal of its entire 56.16% in GD Building in the prior year as set out in note 6(d) to the financial statements.

Notes to Financial Statements (continued)

31 December 2002

5. SEGMENT INFORMATION (continued)

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

Group

	Continuing									
	Property investment		Property development		Infrastructure		Water supply		Power supply	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment revenue:										
Sales to external customers	300,965	302,495	90,148	391,292	8,587	7,785	2,831,978	2,727,623	464,370	578,001
Inter-segment sales	78,614	72,625	—	—	—	—	—	—	—	—
Other revenue from inter-segment (Note)	—	454	—	—	—	—	—	—	—	—
Other revenue from external sources (Note)	2,835	1,953	4,031	1,923	37,166	163	1,446	—	—	12,472
Exchange gains/(losses), net	937	26	—	209	71	558	—	—	2,401	—
Total	383,351	377,553	94,179	393,424	45,824	8,506	2,833,424	2,727,623	466,771	590,473
Segment results	142,165	199,462	(26,830)	76,101	35,699	(9,437)	1,621,343	1,454,411	44,260	211,879
Share of profits less losses of:										
A jointly-controlled entity	—	—	—	—	62,320	39,320	—	—	—	—
Associates	—	(135)	4,502	2	52,976	—	—	—	49,992	26,539

Note: Excluding exchange gains/(losses), net

Notes to Financial Statements (continued)

31 December 2002

5. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Continuing									
	Hotel operations		Department stores		Money lending		Corporate and other		Sub-total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment revenue:										
Sales to external customers	212,615	248,580	736,032	673,311	100	1,395	15,161	26,510	4,659,956	4,956,992
Inter-segment sales	1,675	11,339	—	—	—	—	—	—	80,289	83,964
Other revenue from inter-segment (Note)	—	—	—	—	—	—	652	6,914	652	7,368
Other revenue from external sources (Note)	3,186	1,694	5,723	2,189	—	409	801	4,668	55,188	25,471
Exchange gains/(losses), net	856	(1,646)	2	—	—	23	(2,472)	3,268	1,795	2,438
Total	218,332	259,967	741,757	675,500	100	1,827	14,142	41,360	4,797,880	5,076,233
Segment results	73,432	34,527	27,690	16,328	(911)	(26,481)	(91,578)	(42,862)	1,825,270	1,913,928
Share of profits less losses of:										
A jointly-controlled entity	—	—	—	—	—	—	—	—	62,320	39,320
Associates	—	—	6,332	13,511	—	—	—	—	113,802	39,917

Note: Excluding exchange gains/(losses), net

Notes to Financial Statements (continued)

31 December 2002

5. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Discontinuing											
	Tours and tour transportation services		Beer manufacturing, distribution and sales		Malting manufacturing distribution and sales		Leather processing		Merchandise trading		Sub-total	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Segment revenue:												
Sales to external customers	271,031	323,245	593,052	536,603	683,931	682,764	412,759	470,311	90,329	241,260	2,051,102	2,254,183
Inter-segment sales	—	—	—	—	66,505	58,165	—	—	—	—	66,505	58,165
Other revenue from inter-segment (Note)	—	—	—	764	—	—	—	1,170	—	—	—	1,934
Other revenue from external sources (Note)	7,838	6,029	32,773	41,918	6,404	132	1,121	1,126	3,900	246	52,036	49,451
Exchange gains/(losses), net	24	(201)	(387)	(217)	(345)	2,038	(222)	5,141	(297)	(243)	(1,227)	6,518
Total	278,893	329,073	625,438	579,068	756,495	743,099	413,658	477,748	93,932	241,263	2,168,416	2,370,251
Segment results	(9,160)	30,590	103,682	69,766	67,712	47,551	(39,612)	(10,164)	(24,562)	12,557	98,060	150,300
Share of profits less losses of:												
A jointly-controlled entity	—	—	—	—	—	—	—	—	—	—	—	—
Associates	1,843	1,857	(4,437)	(13,424)	—	—	—	—	—	(18)	(2,594)	(11,585)

Note: Excluding exchange gains/(losses), net

Notes to Financial Statements (continued)

31 December 2002

5. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Discontinued								Elimination		Consolidated total	
	Leather ware products *manufacturing,* distribution and sales		Packaging materials *manufacturing,* distribution and sales		Curtain wall installation		Sub-total					
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment revenue:												
Sales to external customers	**17,665**	31,358	**8,302**	21,999	**—**	6,986	**25,967**	60,343	**—**	—	**6,737,025**	7,271,518
Inter-segment sales	**—**	—	**—**	—	**—**	—	**—**	—	**(146,794)**	(142,129)	**—**	—
Other revenue from inter-segment (Note)	**—**	—	**—**	—	**—**	—	**—**	—	**(652)**	(9,302)	**—**	—
Other revenue from external sources (Note)	**2,308**	2,391	**—**	—	**—**	109	**2,308**	2,500	**—**	—	**109,532**	77,422
Exchange gains/(losses), net	**(42)**	(163)	**—**	—	**—**	—	**(42)**	(163)	**—**	—	**526**	8,793
Total	**19,931**	33,586	**8,302**	21,999	**—**	7,095	**28,233**	62,680	**(147,446)**	(151,431)	**6,847,083**	7,357,733
Segment results	**(439)**	(26,745)	**(89)**	(9,524)	**—**	(4,968)	**(528)**	(41,237)	**—**	27,331	**1,922,802**	2,050,322
Interest income and unallocated gains											**39,499**	121,357
Unallocated expenses											**(111,568)**	*(12,511)*
Profit from operating activities											**1,850,733**	2,159,168
Finance costs											**(1,494,119)**	(1,566,474)
Share of profits less losses of:												
A jointly-controlled entity	**—**	—	**—**	—	**—**	—	**—**	—	**—**	—	**62,320**	39,320
Associates	**—**	—	**—**	—	**—**	—	**—**	—	**—**	—	**111,208**	28,332
Profit before tax											**530,142**	660,346
Tax											**(113,292)**	(130,650)
Profit before minority interests											**416,850**	529,696
Minority interests											**(135,742)**	(244,154)
Net profit from ordinary activities attributable to shareholders											**281,108**	285,542

Note: Excluding exchange gains/(losses), net

Notes to Financial Statements (continued)

31 December 2002

5. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Continuing									
	Property investment		Property development		Infrastructure		Water supply		Power supply	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	3,553,361	3,674,270	80,767	216,316	205,934	220,560	21,174,115	21,517,287	610,315	790,955
Interests in associates	—	—	89,852	89,516	—	197,213	—	—	297,705	275,151
Interest in a jointly-controlled entity	—	—	—	—	1,019,064	972,344	—	—	—	—
Segment Liabilities	394,315	448,712	38,191	59,064	79,693	95,735	164,728	280,979	264,572	264,831
Other segment information:										
Depreciation and amortisation	6,388	7,431	150	4,888	7,790	8,098	779,981	786,695	44,241	45,038
Unallocated amounts										
Impairment losses recognised in the profit and loss account	4,712	5,624	28,800	22,682	—	—	—	—	—	—
Unallocated amounts										
Impairment losses reversed in the profit and loss account	—	—	—	(21,000)	—	—	—	—	—	—
Unallocated amounts										
Other non-cash expenses	89,432	68,129	—	—	—	—	—	—	—	—
Capital expenditure	131	7,038	—	730	—	1,066	604,042	513,439	36,319	28,086

Notes to Financial Statements (continued)

31 December 2002

5. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Continuing									
	Hotel operations		Department stores		Money lending		Corporate and other		Sub-total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment assets	**1,760,717**	1,812,147	**136,229**	121,075	**920**	1,486	**503,112**	245,351	**28,025,470**	28,599,447
Interests in associates	**—**	—	**25,153**	21,988	**—**	—	**—**	3,647	**412,710**	587,515
Interest in a jointly-controlled entity	**—**	—	**—**	—	**—**	—	**—**	—	**1,019,064**	972,344
Segment Liabilities	**38,708**	43,655	**177,445**	119,879	**678**	316	**74,154**	60,237	**1,232,484**	1,373,408
Other segment information:										
Depreciation and amortisation	**14,134**	14,436	**25,493**	8,645	**—**	16	**9,039**	16,245	**887,216**	891,492
Unallocated amounts										
Impairment losses recognised in the profit and loss account	**—**	1,640	**—**	—	**—**	—	**—**	247	**33,512**	30,193
Unallocated amounts										
Impairment losses reversed in the profit and loss account	**—**	—	**—**	—	**—**	—	**—**	(3,761)	**—**	(24,761)
Unallocated amounts										
Other non-cash expenses	**—**	5,518	**—**	8,925	**—**	—	**7,421**	4,360	**96,853**	86,932
Capital expenditure	**10,913**	18,245	**2,613**	7,792	**—**	—	**15,245**	2,624	**669,263**	579,020

Notes to Financial Statements (continued)

31 December 2002

5. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Discontinuing											
	Tours and tour transportation services		Beer manufacturing, distribution and sales		Malting manufacturing distribution and sales		Leather processing		Merchandise trading		Sub-total	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Segment assets	123,738	227,669	1,409,329	1,302,148	736,086	895,220	414,904	380,977	2,964	111,621	2,687,021	2,917,635
Interests in associates	10,907	10,651	—	42,997	—	—	—	—	—	—	10,907	53,648
Interest in a jointly-controlled entity	—	—	—	—	—	—	—	—	—	—	—	—
Segment Liabilities	131,128	144,536	220,283	209,080	168,148	181,965	79,625	42,376	2,475	7,298	601,659	585,255
Other segment information:												
Depreciation and amortisation	11,630	14,573	88,963	123,362	38,792	40,788	15,294	17,615	46	240	154,725	196,578
Unallocated amounts												
Impairment losses recognised in the profit and loss account	46,992	—	—	5,600	2,146	3,704	1,493	22,991	—	—	50,631	32,295
Unallocated amounts												
Impairment losses reversed in the profit and loss account	—	—	—	—	—	—	—	—	—	—	—	—
Unallocated amounts												
Other non-cash expenses	—	3,294	—	2,672	—	1,071	11,930	11,796	29,169	3	41,099	18,836
Capital expenditure	1,802	9,336	26,073	9,800	8,405	3,131	15,039	9,745	—	13	51,319	32,025

Notes to Financial Statements (continued)

31 December 2002

5. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Discontinued								Elimination		Consolidated total	
	Leather ware products manufacturing, distribution and sales		Packaging materials manufacturing, distribution and sales		Curtain wall installation		Sub-total					
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	—	25,682	—	7,902	—	—	—	33,584	(10,132)	(18,634)	30,702,359	31,532,032
Interests in associates	—	—	—	—	—	—	—	—	—	—	423,617	641,163
Interest in a jointly-controlled entity	—	—	—	—	—	—	—	—	—	—	1,019,064	972,344
Unallocated assets											101,126	230,637
Bank overdrafts included in segment assets											—	2,356
Total assets											32,246,166	33,378,532
Segment Liabilities	—	10,760	—	1,734	—	—	—	12,494	(10,132)	(18,634)	1,824,011	1,952,523
Unallocated liabilities											18,465,947	19,636,864
Bank overdrafts included in segment assets											—	2,356
Total liabilities											20,289,958	21,591,743
Other segment information:												
Depreciation and amortisation	1,058	3,401	—	670	—	291	1,058	4,362	—	—	1,042,999	1,092,432
Unallocated amounts											—	119
											1,042,999	1,092,551
Impairment losses recognised in the profit and loss account	—	11,225	—	3,733	—	—	—	14,958	—	—	84,143	77,446
Unallocated amounts											112,143	22,850
											196,286	100,296
Impairment losses reversed in the profit and loss account	—	—	—	—	—	—	—	—	—	—	—	(24,761)
Unallocated amounts											—	(19,140)
											—	(43,901)
Other non-cash expenses	—	3,671	713	2,767	—	—	713	6,438	—	—	138,665	112,206
Capital expenditure	342	989	4	174	—	—	346	1,163	—	—	720,928	612,208

Notes to Financial Statements (continued)

31 December 2002

5. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following tables present revenue, profit/(loss) and certain asset and expenditure information for the Group's geographical segments.

Group

	Hong Kong		Mainland China		Other		Eliminations		Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment revenue:										
Sales to external customers	476,235	608,580	6,246,485	6,661,172	14,305	1,766	—	—	6,737,025	7,271,518
Other revenue from external customers (Note)	8,557	8,803	104,251	63,964	3,917	4,655	—	—	116,725	77,422
Exchange gains/(losses), net	(2,762)	752	3,498	4,815	(210)	3,226	—	—	526	8,793
Revenue from external customers	482,030	618,135	6,354,234	6,729,951	18,012	9,647	—	—	6,854,276	7,357,733
Other segment information:										
Segment assets	2,523,300	2,715,171	28,087,858	28,796,792	19,062	22,943	(3,756)	(2,874)	30,626,464	31,532,032
Capital expenditure	6,071	24,852	714,857	586,517	—	839	—	—	720,928	612,208

Note: Excluding exchange gains/(losses), net

Notes to Financial Statements (continued)

31 December 2002

6. DISCONTINUING/DISCONTINUED OPERATIONS

(a) Disposal of the Group's entire interest in certain assets

As described in note 1 to the financial statements, subsequent to the balance sheet date on 26 February 2003, the Company publicly announced that it entered into a Disposal Agreement with GDH Limited, under the Disposal Transaction, the Group will sell the following assets to GDH Limited for a total consideration of HK$1,451,226,000.

- The Group's entire 900,000,000 shares in issued capital of Guangdong Brewery Holdings Limited ("GD Brewery"), GD Brewery and its subsidiaries carried out the Group's Brewing Operation at the balance sheet date;
- The Group's entire 375,100,000 shares in the issued capital of Guangdong Tannery Limited ("GD Tannery"), GD Tannery and its subsidiaries carried out the Group's Tannery Operation and Merchandise Trading Operation at the balance sheet date;
- The Group's entire 100% interest in Supertime Development Limited ("Supertime"), Supertime and its subsidiaries carried out the Group's Malting Operation at the balance sheet date;
- The Group's entire 100% interest in Guangdong (H.K.) Tours Company Limited ("GD Tours"), GD Tours and its subsidiaries carried out the Group's Tours Operation at the balance sheet date;
- The Group's entire 24.8% interests in 廣州市番禺粵海房地產有限公司 (Guangzhou Panyu Yue Hai Real Estate Limited) ("Guangzhou Panyu"), Guangzhou Pangyu and its subsidiary operates a property development project in Guangzhou.
- Net inter-company debts, being the amounts outstanding at the date of completion of the Disposal Transaction, owed to the Company and certain of its subsidiaries by GD Tannery, Supertime, GD Tours and certain of their respective subsidiaries.

Pursuant to the Disposal Agreement, GDH Limited agreed to procure the Company's release from its guarantee obligations in respect of credit facilities totalling HK$67,915,000 extended by financial creditors to GD Tours and Prospect Top Developments Limited, a 51% owned subsidiary of Supertime.

The total consideration will be satisfied by (i) cash payment of HK$1,036,190,000 and (ii) an undertaking from GDH Limited to release the Company on or by the date of completion from repayment obligations in respect of HK$415,036,000 of debt owed by the Company to GDH Limited.

Notes to Financial Statements (continued)

31 December 2002

6. DISCONTINUING/DISCONTINUED OPERATIONS (continued)

(a) Disposal of the Group's entire interest in certain assets (continued)

Completion of the Disposal Agreement is conditional upon the satisfaction of all conditions precedent set out therein and is expected to take place on or before 30 April 2003, but will in any event be no later than 31 December 2003 (unless extended by the Company and GDH Limited by mutual agreement). The Disposal Transaction was approved by independent shareholders of the Company in its extra-ordinary general meeting held on 31 March 2003.

Upon the completion of the Disposal Transaction, the Group will discontinue its Brewing Operation, Tannery Operation, Merchandise Trading Operation, Malting Operation, and Tours Operation.

(b) Disposal of the Group's entire 60% interest in Alpha Universal Limited ("Alpha Universal")

In June 2002, the Company entered into a conditional sales and purchases agreement with an independent third party for the disposal of the Group's entire 60% interest in Alpha Universal and its subsidiaries (the "Alpha Universal Group") at HK$6,596,000 (net of expenses). The Alpha Universal Group principally operated the Group's leather ware products manufacture and distribution business.

In July 2002, the Group's disposal of its entire 60% interest in the Alpha Universal Group was completed and resulted in a gain of HK$636,000 in the current year. Upon the completion of this transaction, Alpha Universal ceased to be a subsidiary of the Company and the Group's leather ware products manufacture and distribution business was then discontinued.

(c) Discontinued operation of Xuzhou Gangwei Colour Package Co., Ltd ("Xuzhou Gangwei")

In June 2002, Xuzhou Gangwei negotiated with its staff for the compensation payments in respect of the decision of the board of directors of Xuzhou Gangwei to discontinue its packaging materials manufacture and distribution operations and lease all its plant and machinery to an independent third party. Xuzhou Gangwei commenced to lease its plant and machinery on 30 June 2002 and the discontinuation of packaging materials manufacture and distribution operation was then completed.

The discontinuation of the packaging materials manufacture and distribution business is consistent with the GD Tannery group's strategy to concentrate on its leather processing business.

In connection with the decision to discontinue the packaging materials manufacture and distribution business, the Group incurred compensation payments to staff of HK$552,000.

Notes to Financial Statements (continued)

31 December 2002

6. DISCONTINUING/DISCONTINUED OPERATIONS (continued)

(d) Disposal of the Group's entire 57.16% interest in Guangdong Building Industries Limited ("GD Building")

On 10 February 2001, the Company entered into a conditional sales and purchase agreement (the "Building Agreement") with Hi Sun Limited, an independent third party, for the disposal of the Company's entire 57.16% interest in GD Building, which used to operate the Group's Curtain Wall Operation, for a cash consideration of HK$31,483,000. Pursuant to the Building Agreement, the Group agreed to waive the net amounts due from the GD Building group which was HK$358,000,000 (including certain bank loans of the GD Building group of HK$185,000,000 taken up by the Company by means of the issuance of notes payable to the relevant bank creditors) as at 3 March 2001 and to assume guarantees given to banks in respect of performance bonds issued for Full Arts Metal Works Limited, a wholly-owned subsidiary of GD Building, of HK$19,819,000 as at 22 December 2000. The guarantees were released in the current year.

On 3 March 2001, the Building Agreement was completed and GD Building ceased to be a subsidiary of the Company, and the Group's Curtain Wall Operation was then discontinued. The gain of HK$25,534,000 on disposal of GD Building was recognised in the prior year.

The carrying amounts of the total assets and liabilities of the discontinuing operations at the balance sheet date are as follows:

	Brewing Operation		Tannery Operation		Merchandise Trading Operation		Malting Operation		Tours Operation		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Total assets	**1,409,329**	1,345,145	**412,865**	378,980	**1,219**	109,694	**736,086**	886,608	**134,645**	238,320	**2,694,144**	2,958,747
Total liabilities	**(221,457)**	(207,494)	**(138,895)**	(121,428)	**(605)**	(78,691)	**(316,831)**	(486,117)	**(172,523)**	(374,772)	**(850,311)**	(1,268,502)
Net assets	**1,187,872**	1,137,651	**273,970**	257,552	**614**	31,003	**419,255**	400,491	**(37,878)**	(136,452)	**1,843,833**	1,690,245

Notes to Financial Statements (continued)

31 December 2002

6. DISCONTINUING/DISCONTINUED OPERATIONS (continued)

The net cash flows attributable to the discontinuing operations for the year ended 31 December 2002 are as follows:

	Brewing Operation		Tannery Operation		Merchandise Trading Operation		Malting Operation		Tours Operation		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Operating	**182,264**	183,186	**19,682**	5,419	**(22,082)**	63,799	**160,645**	(28,227)	**53,403**	60,780	**393,912**	284,957
Investing	**(6,036)**	(8,847)	**(10,333)**	(9,568)	**1,778**	152	**(8,258)**	(1,109)	**(553)**	(2,625)	**(23,402)**	(21,997)
Financing	**—**	(266,737)	**(47)**	7,261	**(31,275)**	(61,220)	**(160,720)**	(35,739)	**(69,262)**	(95,077)	**(261,304)**	(451,512)
Net cash inflows/ (outflows)	**176,228**	(92,398)	**9,302**	3,112	**(51,579)**	2,731	**(8,333)**	(65,075)	**(16,412)**	(36,922)	**109,206**	(188,552)

Notes to Financial Statements (continued)

31 December 2002

6. DISCONTINUING/DISCONTINUED OPERATIONS (continued)

The turnover, other revenue and gains, expenses, profit/(loss) before tax and tax attributable to the discontinuing operations for the year ended 31 December 2002 are as follows:

	Brewing Operation		Tannery Operation		Merchandise Trading Operation		Malting Operation		Tours Operation		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	593,052	536,603	412,759	470,311	90,329	241,260	683,931	682,764	271,031	323,245	2,051,102	2,254,183
Cost of sales	(351,680)	(329,363)	(416,233)	(430,140)	(84,761)	(222,744)	(560,662)	(569,851)	(227,360)	(198,931)	(1,640,696)	(1,751,029)
Gross Profit	241,372	207,240	(3,474)	40,171	5,568	18,516	123,269	112,913	43,671	124,314	410,406	503,154
Other revenue and gains	34,034	44,274	1,080	7,808	3,775	1,202	6,368	2,636	9,242	7,958	54,499	63,878
Selling and distribution costs	(133,960)	(130,457)	(2,318)	(2,635)	(311)	(671)	(34,131)	(28,604)	(4,794)	(6,758)	(175,514)	(169,125)
Administrative expenses	(36,504)	(44,097)	(12,036)	(26,886)	(4,252)	(7,004)	(25,082)	(34,046)	(47,907)	(59,427)	(125,781)	(171,460)
Other operating expenses, net	—	(5,600)	(22,685)	(28,252)	(29,169)	1,470	(2,342)	(4,882)	(7,992)	(24,495)	(62,188)	(61,759)
Profit/(Loss) from operating activities	104,942	71,360	(39,433)	(9,794)	(24,389)	13,513	68,082	48,017	(7,780)	41,592	101,422	164,688
Finance costs	—	(7,857)	(5,063)	(5,582)	(4,471)	(8,754)	(10,200)	(43,761)	(1,611)	(36,127)	(21,345)	(102,081)
Share of profits less losses of associates	(4,437)	(13,424)	—	—	—	(18)	—	—	2,016	—	(2,421)	(13,442)
Profit/(Loss) before tax	100,505	50,079	(44,496)	(15,376)	(28,860)	4,741	57,882	4,256	(7,375)	5,465	77,656	49,165
Tax	(11,329)	(12,067)	—	(8)	—	96	(5,190)	(1,420)	(715)	1,857	(17,234)	(11,542)
Profit/(Loss) before minority interests	89,176	38,012	(44,496)	(15,384)	(28,860)	4,837	52,692	2,836	(8,090)	7,322	60,422	37,623
Minority interests	(29,450)	(12,248)	—	—	—	—	(19,349)	(3,625)	(57)	(662)	(48,856)	(16,535)
Net profit/(loss) for the year	59,726	25,764	(44,496)	(15,384)	(28,860)	4,837	33,343	(789)	(8,147)	6,660	11,566	21,088

Notes to Financial Statements (continued)

31 December 2002

6. DISCONTINUING/DISCONTINUED OPERATIONS (continued)

The carrying amounts of the total assets and liabilities of the discontinued operations at the balance sheet date are as follows:

	Leather Ware Products Operation		Packaging Materials Operation		Curtain Wall Operation		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Total assets	**—**	25,682	**—**	7,902	**—**	—	**—**	33,584
Total liabilities	**—**	(11,587)	**—**	(1,734)	**—**	—	**—**	(13,321)
Net assets	**—**	14,095	**—**	6,168	**—**	—	**—**	20,263

The net cash flows attributable to the discontinued operations for the year ended 31 December 2002 are as follows:

	Leather Ware Products Operation		Packaging Materials Operation		Curtain Wall Operation		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Operating	**(608)**	(1,577)	**(287)**	(2,111)	**—**	(2,061)	**(895)**	(5,749)
Investing	**(317)**	(958)	**154**	(174)	**—**	565	**(163)**	(567)
Financing	**—**	—	**—**	—	**—**	258	**—**	258
Net cash inflows/(outflows)	**(925)**	(2,535)	**(133)**	(2,285)	**—**	(1,238)	**(1,058)**	(6,058)

Notes to Financial Statements (continued)

31 December 2002

6. DISCONTINUING/DISCONTINUED OPERATIONS (continued)

The turnover, other revenue and gains, expenses, profit/(loss) before tax and tax attributable to the discontinued operations for the year ended 31 December 2002 are as follows:

	Leather Ware Products Operation		Packaging Materials Operation		Curtain Wall Operation		Total	
	2002 HK$'000	2001 HK$'000	**2002 HK$'000**	2001 HK$'000	**2002 HK$'000**	2001 HK$'000	**2002 HK$'000**	2001 HK$'000
Turnover	**17,665**	31,358	**8,302**	21,999	**—**	6,986	**25,967**	60,343
Cost of sales	**(5,985)**	(10,596)	**(6,067)**	(20,482)	**—**	(6,705)	**(12,052)**	(37,783)
Gross profit	**11,680**	20,762	**2,235**	1,517	**—**	281	**13,915**	22,560
Other revenue and gains	**2,332**	3,011	**157**	341	**—**	26,209	**2,489**	29,561
Selling and distribution costs	**(7,259)**	(12,176)	**(832)**	(2,036)	**—**	—	**(8,091)**	(14,212)
Administrative expenses	**(7,144)**	(14,550)	**(760)**	(1,842)	**—**	(5,359)	**(7,904)**	(21,751)
Other operating expenses, net	**(24)**	(45,091)	**(732)**	(7,163)	**—**	—	**(756)**	(52,254)
Profit/(Loss) from operating activities	**(415)**	(48,044)	**68**	(9,183)	**—**	21,131	**(347)**	(36,096)
Finance costs	**(29)**	(882)	**—**	—	**—**	(4,816)	**(29)**	(5,698)
Share of profits less losses of associates	**—**	—	**—**	—	**—**	—	**—**	—
Profit/(Loss) before tax	**(444)**	(48,926)	**68**	(9,183)	**—**	16,315	**(376)**	(41,794)
Tax	**—**	—	**—**	—	**—**	—	**—**	—
Profit/(Loss) before minority interests	**(444)**	(48,926)	**68**	(9,183)	**—**	16,315	**(376)**	(41,794)
Minority interests	**177**	5,575	**—**	—	**—**	150	**177**	5,725
Net Profit/(loss) for the year	**(267)**	(43,351)	**68**	(9,183)	**—**	16,465	**(199)**	(36,069)

Notes to Financial Statements (continued)

31 December 2002

7. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging:

	2002 HK$'000	2001 HK$'000
Cost of inventories sold	2,385,997	2,641,565
Depreciation	426,100	461,308
Amortisation of deferred expenses*	4,998	12,915
Amortisation of reusable packaging materials*	6,667	11,523
Amortisation of the operating right*	493,287	494,096
Amortisation of trademarks*	700	1,400
Amortisation of prepaid rental*	111,009	111,190
Minimum lease payments under operating leases:		
Land and buildings	16,916	15,462
Plant and machinery	—	589
	16,916	16,051
Auditors' remuneration	6,500	7,150
Staff costs (excluding directors' remuneration — Note 8)		
Wages and salaries	373,607	469,299
Pension scheme contributions	30,511	28,772
Less: Forfeited contributions	(943)	(1,109)
Net pension contributions#	29,568	27,663
	403,175	496,962

* These amortisations for the year are included in "Cost of sales" on the face of the consolidated profit and loss account.

The amounts of forfeited pension scheme contributions available at the current and prior year ends to reduce contributions in future years are not significant.

Notes to Financial Statements (continued)

31 December 2002

7. PROFIT FROM OPERATING ACTIVITIES (continued)

	2002 HK$'000	2001 HK$'000
(Gains)/expenses included in other operating expenses, net:		
Amortisation of goodwill (Note 21)	238	119
Investment property revaluation deficit (Note 16)	89,432	68,129
Hotel property revaluation deficit/(surplus), net (Note 14)	(2,763)	4,196
Impairment of investment securities	1,890	932
Unrealised losses on revaluation of other investments	2,747	5,114
Impairment of trademarks	—	4,100
Impairment of properties under development (Note 15)	28,800	22,682
Reversal of impairment loss of properties under development (Note 15)	—	(21,000)
Impairment of investments in and loans to associates	—	11,224
Reversal of impairment loss of investment in an associate	—	(3,761)
Write-back of provision against an amount due from a fellow subsidiary	(3,207)	(8,000)
Impairment of fixed assets (Note 14)	55,343	39,440
Impairment of goodwill arising from acquisition of a subsidiary previously dealt with in reserves	—	21,918
Reversal of impairment loss of deconsolidated subsidiaries	—	(19,140)
Loss on disposal of subsidiaries, net	—	8,481
Loss on disposal of properties under development	—	9,079
Loss on disposal of fixed assets, net	13,857	20,518
Loss on disposal of certain interest in a subsidiary	—	3,087
Loss on disposal of investment properties	260	—
Provision against inventories	8,327	10,871
Provision for doubtful debts	40,906	24,394
Impairment of a contractual joint venture (Note 20)	110,253	—
Compensation payments in respect of the planned curtailment of operations of a subsidiary	—	4,616

Notes to Financial Statements (continued)

31 December 2002

7. PROFIT FROM OPERATING ACTIVITIES (continued)

	2002 HK$'000	2001 HK$'000
and after crediting:		
Gross rental income from investment properties	**278,568**	259,962
Less: Outgoings	**(14,547)**	(17,299)
Net rental income from investment properties	**264,021**	242,663
Negative goodwill recognised as income (Note 21)*	**11,003**	10,286
Other rental income, net	**37,975**	28,153
Gain on disposal of a deconsolidated subsidiary (Note 17)	**850**	—
Gain on disposal of subsidiaries	**2,939**	—
Gain on disposal of associates, net	**34,447**	—
Gain on disposal of other investments	**—**	26,240
Royalty income from trademarks	**500**	1,500
Gain from settlement of a litigation (Note 19)	**3,900**	—
Interest income	**31,457**	60,692
Exchange gains, net	**526**	8,793

* The negative goodwill recognised as income for the year are included in "Other revenue and gains" on the face of the consolidated profit and loss account.

Notes to Financial Statements (continued)

31 December 2002

8. DIRECTORS' REMUNERATION AND FIVE HIGHEST PAID EMPLOYEES

(a) Directors' remuneration disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance is as follows:

	Group	
	2002 HK$'000	2001 HK$'000
Fees:		
Executive directors	—	—
Independent non-executive directors	800	800
	800	800
Other emoluments:		
Salaries, allowances and benefits in kind	3,343	2,872
Bonuses paid and payable	708	157
Pension scheme contributions	583	102
Less: Forfeited contributions	—	—
Net pension scheme expenses	583	102
Total directors' remuneration	5,434	3,931

The number of directors whose remuneration fell within the following bands is as follows:

	Number of directors	
	2002	2001
Nil – HK$1,000,000	13	13
HK$1,000,001 – HK$1,500,000	2	—
HK$1,500,001 – HK$2,000,000	1	1
	16	14

Notes to Financial Statements (continued)

31 December 2002

8. DIRECTORS' REMUNERATION AND FIVE HIGHEST PAID EMPLOYEES (continued)

During the year, 85,000,000 share options (2001: 57,000,000 share options) were granted to certain directors in respect of their services to the Group, further details of which are set out in note 44(a) to the financial statements. No value in respect of the above share options granted has been charged to the consolidated profit and loss account, or is otherwise included in the above directors' remuneration disclosures.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

(b) The five highest paid employees of the Group during the year included two directors (2001: one director). Details of the remuneration of the other three highest paid, non-director employees (2001: four) are as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Salaries, allowances and other benefits in kind	**3,068**	5,434
Bonuses paid and payable	**1,415**	1,281
Pension scheme contributions	**71**	68
	4,554	6,783

The remuneration of the other three highest paid, non-director employees (2001: four) fell within the following bands:

	Number of individuals	
	2002	2001
HK$1,000,001 – HK$1,500,000	**2**	2
HK$1,500,001 – HK$2,000,000	**1**	1
HK$2,500,001 – HK$3,000,000	**—**	1
	3	4

Notes to Financial Statements (continued)

31 December 2002

8. DIRECTORS' REMUNERATION AND FIVE HIGHEST PAID EMPLOYEES (continued)

During the year, 4,000,000 share options (2001: 2,400,000 share options) were granted to two of the above three highest-paid non-director employees (2001: two of the above four highest-paid non-director employees) in respect of their services to the Group, further details of which are set out in note 44 to the financial statements. No value in respect of the above share options granted has been charged to the consolidated profit and loss account, or is otherwise included in the above five highest paid employees' remuneration disclosures.

9. FINANCE COSTS

	Group	
	2002	2001
	HK$'000	HK$'000
Interest on bank loans, overdrafts and other borrowings repayable:		
Within five years	140,552	406,368
Over five years	1,103,052	1,122,628
Interest on provision for bank loans guaranteed (Note 41)	21,073	46,706
Interest on finance leases	—	268
	1,264,677	1,575,970
Less: Interest included in prepaid construction costs (Note 24(c))	(34,006)	(11,768)
	1,230,671	1,564,202
Amortisation of swap cost in respect of the Swap Agreement (Note 39(b)(iii))	14,328	2,272
Finance charges for the amendment in respect of the Swap Agreement (Note 39(b)(iii))	136,266	—
Finance charges for the debt refinancing of GH Holdings	112,854	—
Total finance costs for the year	1,494,119	1,566,474

Notes to Financial Statements (continued)

31 December 2002

10. TAX

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on assessable profits of subsidiaries of the Company in Mainland China and overseas have been calculated at the rates of tax applicable to those subsidiaries based on existing legislation, interpretations and practices in respect thereof.

	2002 HK$'000	2001 HK$'000
Company and subsidiaries:		
Hong Kong	4,795	5,912
Mainland China	84,039	110,261
Under provision in the prior year	468	400
	89,302	116,573
Share of tax attributable to:		
Jointly-controlled entity	7,701	3,291
Associates	16,289	10,786
Tax charge for the year	113,292	130,650

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit of the Group from ordinary activities attributable to shareholders for the year ended 31 December 2002 dealt with in the financial statements of the Company is HK$143,201,000 (2001: HK$9,229,000).

12. DIVIDEND

The board of directors does not recommend the payment of any dividend with respect to the Ordinary Shares, as defined in note 43 to the financial statements, for the year (2001: Nil).

As at 31 December 2002, the accumulated (but undeclared) fixed dividends on the Preference Shares, as defined in note 43 to the financial statements, amounted to HK$92,236,000 (2001: HK$70,448,000). Such accumulated dividends, in respect of the period starting from 7 October 1998, do not accrue interest.

Notes to Financial Statements (continued)

31 December 2002

13. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the years ended 31 December 2002 and 2001 are based on the following data:

	2002 HK$'000	2001 HK$'000
Earnings:		
Net profit attributable to shareholders	281,108	285,542
Less: Provision for preference share redemption premium	(53,048)	(52,051)
Preference Share dividend	(21,788)	(21,352)
Earnings for the purpose of basic and diluted earnings per share	206,272	212,139
Number of shares:		
Weighted average number of Ordinary Shares in issue	5,141,494,726	4,891,876,282
Effect of Additional Shares to be issued arising from the Acquisition from the date when all necessary conditions have been satisfied	137,500,000	16,500,000
For the purpose of basic earnings per share	5,278,994,726	4,908,376,282
Weighted average number of Ordinary Shares in issue	5,141,494,726	4,891,876,282
Assumed issued at no consideration on deemed exercise of all share options outstanding during the year	48,915,741	44,895,774
Effect of Additional Shares to be issued arising from the Acquisition from the beginning of year	198,000,000	66,000,000
For the purpose of diluted earnings per share	5,388,410,467	5,002,772,056

Notes to Financial Statements (continued)

31 December 2002

13. EARNINGS PER SHARE (continued)

As part of the consideration for the acquisition of an 81% interest in GH Water Supply (Holdings) Limited ("GH Holdings") in 2000 (the "Acquisition"), the Company is committed to issue 66 million Ordinary Shares (the "Additional Shares") for each year of the five years commencing from 22 December 2000 (the "Earnout Period") to GDH Limited subject to the performance of 廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Company Limited) ("WaterCo"), a subsidiary of GH Holdings, meeting the milestones as set out in an earnout agreement between the Company and GDH Limited dated 22 December 2000 (the "Earnout Agreement"). Further details of this obligation are set out in the shareholders' circular of the Company in respect of the Acquisition dated 15 September 2000 (the "Acquisition Circular").

As WaterCo had already attained the performance milestones under the Earnout Agreement for the first, second, third and fourth years of the Earnout Period in connection with the issuance of Additional Shares in September 2001, March 2002, September 2002 and March 2003, respectively, the Company had an obligation to issue a total of 264 million Additional Shares to GDH Limited at a date which is the later of 21 December 2003 and the completion of the renovation project comprising the fourth expansion of the Dongshen Water Supply Project (the "Phase IV Renovation Project") which is expected to be in mid-2004. Further details of which are set out in note 45(b) to the financial statements.

The effects of the 198 million Additional Shares for the first, second and third years of the Earnout Period have been incorporated in the computation of the basic and diluted earnings per share for the current year. However, the further 66 million Additional Shares for the fourth year of the Earnout Period have not been taken into account in the computation of the basic and diluted earnings per share for the current year because the relevant performance milestones were only met subsequent to the balance sheet date in March 2003.

In the current year, the effect of the Company arising from the exercise of the Preference Shares was anti-dilutive.

In the prior year, the effect of the Company arising from the exercise of the convertible bonds and Preference Shares was anti-dilutive.

Notes to Financial Statements (continued)

31 December 2002

14. FIXED ASSETS

Group

	Hotel properties HK$'000	Land and buildings HK$'000	Tunnels, dams, water mains and reservoir HK$'000	Plant and machinery HK$'000	Furniture, fixtures and equipment HK$'000	Leasehold improvements HK$'000	Motor vehicles HK$'000	Toll road HK$'000	Construction in progress HK$'000	Total HK$'000
Cost or valuation:										
At beginning of year	1,689,578	5,501,425	1,410,589	2,443,051	279,444	137,322	154,843	219,399	536,507	12,372,158
Additions	—	9,142	—	38,221	8,353	7,661	2,201	—	43,520	109,098
Transfer to investment properties, net	—	(5,277)	—	—	—	—	—	—	(2,579)	(7,856)
Reclassifications	—	730	18,066	23,413	3,997	(3,044)	752	5,826	(49,740)	—
Disposals	(53,891)	(56,225)	(234)	(32,029)	(10,762)	(18,126)	(8,253)	—	—	(179,520)
Disposal of subsidiaries	—	(3,700)	—	(2,651)	(1,322)	(5,334)	(519)	—	—	(13,526)
Revaluation surplus, net	2,763	—	—	—	—	—	—	—	—	2,763
Exchange adjustments	(282)	(557)	—	(942)	(44)	(37)	(39)	(105)	(278)	(2,284)
At 31 December 2002	1,638,168	5,445,538	1,428,421	2,469,063	279,666	118,442	148,985	225,120	527,430	12,280,833
Accumulated depreciation and impairment:										
At beginning of year	—	525,505	59,992	967,249	219,191	108,537	103,198	24,108	—	2,007,780
Provided for the year	—	188,329	41,913	139,346	18,009	12,334	18,219	7,950	—	426,100
Transfer to investment properties	—	(807)	—	—	—	—	—	—	—	(807)
Reclassifications	—	(4,446)	—	1,415	5,342	(1,384)	(927)	—	—	—
Disposals	—	(2,946)	(98)	(22,046)	(8,554)	(17,518)	(6,976)	—	—	(58,138)
Impairments	—	52,476	—	1,534	1,298	35	—	—	—	55,343
Disposal of subsidiaries	—	(44)	—	(2,651)	(996)	(5,069)	(506)	—	—	(9,266)
Exchange adjustments	—	(483)	—	(450)	(33)	(28)	(29)	(24)	—	(1,047)
At 31 December 2002	—	757,584	101,807	1,084,397	234,257	96,907	112,979	32,034	—	2,419,965
Net book value:										
At 31 December 2002	1,638,168	4,687,954	1,326,614	1,384,666	45,409	21,535	36,006	193,086	527,430	9,860,868
At 31 December 2001	1,689,578	4,975,920	1,350,597	1,475,802	60,253	28,785	51,645	195,291	536,507	10,364,378

Notes to Financial Statements (continued)

31 December 2002

14. FIXED ASSETS (continued)

Group (continued)

The impairment losses of fixed assets of HK$55,343,000 arose from subsequent sales and decrease in value in use of certain land and buildings and reduction in usage of certain production facilities of the Group's tannery plant and malting plant. The impairment losses for land and buildings, together with the furniture and fixtures and leasehold improvements therein, were determined based on the subsequent selling price and professional valuation whereas the production facilities were considered as having zero recoverable value.

The net book values of the Group's hotel properties and land and buildings as at 31 December 2002 are analysed as follows:

	Hotel properties		Land and buildings	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Long term leases in Hong Kong	**686,035**	733,951	**404,149**	465,501
Medium term leases in Hong Kong	**394,834**	394,834	**6,399**	4,882
Long term leases in Mainland China	**—**	—	**20,468**	25,638
Medium term leases in Mainland China	**557,299**	560,793	**4,254,404**	4,476,292
Freehold in other location	**—**	—	**2,534**	3,607
	1,638,168	1,689,578	**4,687,954**	4,975,920

The hotel properties were revalued individually at the balance sheet date by RHL Appraisal Limited, independent professional qualified valuers, on an open market basis, based on their existing use, at an aggregate amount of HK$1,638,168,000 as at 31 December 2002 (2001: HK$1,689,578,000).

A net revaluation surplus of HK$2,763,000 resulting from the above revaluations has been credited to the consolidated profit and loss account, to partly offset the revaluation deficit previously charged to the Group.

Had the carrying values of the Group's hotel properties been carried at historical cost less accumulated depreciation and impairment losses in accordance with the Group's accounting policies, their carrying amounts would have been HK$1,638,168,000 (2001: HK$1,689,578,000).

Notes to Financial Statements (continued)

31 December 2002

14. FIXED ASSETS (continued)

Company

	Furniture, fixtures and equipment HK$'000	Leasehold improvements HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost:				
At beginning of year	11,157	10,311	612	22,080
Additions	160	—	—	160
Disposals	(102)	—	—	(102)
At 31 December 2002	11,215	10,311	612	22,138
Accumulated depreciation:				
At beginning of year	8,405	3,506	612	12,523
Provided during the year	1,298	2,524	—	3,822
Disposals	(94)	—	—	(94)
At 31 December 2002	9,609	6,030	612	16,251
Net book value:				
At 31 December 2002	1,606	4,281	—	5,887
At 31 December 2001	2,752	6,805	—	9,557

Notes to Financial Statements (continued)

31 December 2002

15. PROPERTIES UNDER DEVELOPMENT

	Group	
	2002	2001
	HK$'000	HK$'000
Balance at beginning of year	**173,147**	406,956
Additions, at cost	—	198,583
Transfer to properties held for sale	—	(229,167)
Disposal of subsidiaries	—	(170,410)
Disposals	**(74,711)**	(30,852)
Impairment (Note 7)	**(28,800)**	(22,682)
Reversal of impairment losses	—	21,000
Exchange adjustments	**(36)**	(281)
Balance at 31 December	**69,600**	173,147

The carrying value of the Group's properties under development is analysed as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Long term leases in Mainland China	**64,000**	64,000
Medium term leases in Mainland China	**5,600**	85,147
Long term lease in Hong Kong	—	24,000
At 31 December	**69,600**	173,147

The current year's impairment losses of HK$28,800,000 (2001: HK$22,682,000) arose from unfavourable conditions in the property markets of certain area in Mainland China and were determined based on the directors' estimates of the market values of these properties under development with reference to professional valuations.

Notes to Financial Statements (continued)

31 December 2002

16. INVESTMENT PROPERTIES

	Group	
	2002	2001
	HK$'000	HK$'000
Balance at beginning of year, at valuation	2,332,118	2,894,255
Additions	30,000	—
Transfer from fixed assets	7,549	48,896
Transfer to fixed assets	(500)	(352,800)
Transfer to properties held for sale	—	(29,000)
Disposals	(1,649)	(3,000)
Disposal of subsidiaries	—	(178,480)
Revaluation deficit, net	(77,643)	(47,753)
Exchange adjustments	(595)	—
Balance at 31 December, at valuation	2,289,280	2,332,118
Analysis by geographical location:		
Freehold properties situated in Thailand	12,670	16,858
Long term leasehold properties situated in Hong Kong	370,400	458,250
Medium term leasehold properties situated in Hong Kong	5,570	6,080
Medium term leasehold properties situated in Mainland China	1,900,640	1,850,930
Balance at 31 December	2,289,280	2,332,118

The Group's investment properties were revalued by independent professional valuers, RHL Appraisal Limited, on an open market basis, based on their existing use, at 31 December 2002.

An amount of HK$89,432,000, representing the net deficit of HK$77,643,000 arising from this revaluation after taking into account a revaluation surplus of HK$11,789,000 attributable to minority interests, has been charged to the consolidated profit and loss account.

Further particulars of the Group's investment properties are included on page 214–215.

Notes to Financial Statements (continued)

31 December 2002

17. INTERESTS IN SUBSIDIARIES

	Company	
	2002	2001
	HK$'000	HK$'000
Investments at cost:		
Listed	726,825	726,825
Unlisted	6,107,276	6,329,401
	6,834,101	7,056,226
Due from subsidiaries	5,570,624	6,278,126
Due to subsidiaries	(837,840)	(1,446,274)
	11,566,885	11,888,078
Provisions for impairment	(2,525,761)	(2,525,761)
	9,041,124	9,362,317
Market value of listed shares as at 31 December	504,018	536,271

Notes to Financial Statements (continued)

31 December 2002

17. INTERESTS IN SUBSIDIARIES (continued)

Particulars of the principal subsidiaries at the balance sheet date were as follows:

Company	Place of incorporation/ registration and operations	Nominal value of issued share capital, registered/ paid-up capital	Percentage of attributable equity interest held by Company	Group	Principal activities
Bateson Developments Limited	British Virgin Islands/ Hong Kong	US$9 ordinary US$91 non-voting deferred	100%	100%	Property investment
Century Asia Enterprises Limited	Hong Kong	HK$3	—	100%	Property investment
Crown South (Hong Kong) Limited	Hong Kong	HK$2	—	71.56%	Sale of leather ware products
Fill Success Investments Limited	Hong Kong	HK$2 ordinary HK$2 non-voting deferred	—	100%	Hotel ownership
*GH Water Supply (Holdings) Limited	Cayman Islands	HK$1,000,000 HK$100 Class A special shares HK$10 Class B special shares	82.42%	82.42%	Investment holding
Gold Star Assets Limited	Hong Kong	HK$2	—	71.56%	Investment holding
廣東天貿(集團)股份有限公司 (Guang Dong Teem (Holdings) Ltd.)[1]	Mainland China	RMB840,000,000	8.77%	62.77%	Property investment and investment holding
Guangdong Brewery Holdings Limited	Bermuda/Hong Kong	HK$125,000,000	72%	72%	Investment holding

Notes to Financial Statements (continued)

31 December 2002

17. INTERESTS IN SUBSIDIARIES (continued)

Company	Place of incorporation/ registration and operations	Nominal value of issued share capital, registered/ paid-up capital	Percentage of attributable equity interest held by Company	Group	Principal activities
Guangdong (H.K.) Tours Company Limited	Hong Kong	HK$3,500,000 ordinary HK$2,000,000 non-voting deferred	100%	100%	Travel services
Guangdong Hotel Limited	Hong Kong	HK$2 ordinary HK$5,000,000 non-voting deferred	—	100%	Hotel ownership and operations
Guangdong (International) Hotel Management Limited	Hong Kong	HK$10,000	100%	100%	Hotel management
Guangdong Investment Finance (Cayman) Limited	Cayman Islands	US$2	100%	100%	Provision of finance to the Group
Guangdong Nan Fang (Holdings) Co. Ltd.	British Virgin Islands/ Mainland China	US$10,000	56.34%	56.34%	Property investment
Guangdong Parking Limited	British Virgin Islands/ Hong Kong	US$10	—	60%	Property investment
Guangdong Power (International) Limited	British Virgin Islands/ Hong Kong	US$44,078,850	51%	51%	Investment holding
Guangdong Properties Holdings Limited	Hong Kong	HK$2	100%	100%	Investment holding
Guangdong Tannery Limited ("GD Tannery")	Hong Kong	HK$52,415,400	71.56%	71.56%	Investment holding

Notes to Financial Statements (continued)

31 December 2002

17. INTERESTS IN SUBSIDIARIES (continued)

Company	Place of incorporation/ registration and operations	Nominal value of issued share capital, registered/ paid-up capital	Percentage of attributable equity interest held by Company	Group	Principal activities
廣東天貿南方大廈百貨有限公司 (Guangdong Teem Nanda Department Stores Ltd.)[4] ("Tiannan")	Mainland China	RMB8,000,000	—	76.92%	Department stores operations
Guangdong Tours Transportation Limited	Hong Kong	HK$100,000	—	100%	Provision of transportation services
*廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Company Limited)[2]	Mainland China	HK$6,116,000,000	—	81.60%	Water supply business
Guangdong Yingde Highway Ltd.[2]	Mainland China	RMB93,200,000	—	70%	Highway operations
Guangzhou Malting Co., Ltd.[1]	Mainland China	US$28,380,000	—	51.6%	Manufacture of malt
Guangzhou Yangcheng Malting Plant[1]	Mainland China	US$11,000,000	—	51.6%	Manufacture of malt
Harbour Hill International Limited	Hong Kong	HK$1,000,000	—	71.56%	Import and export trade
惠陽粵海房產發展有限公司 (Hui Yang Yue Hai Real Estate Development Ltd.)[2]	Mainland China	RMB75,000,000	—	80%	Property development

Notes to Financial Statements (continued)

31 December 2002

17. INTERESTS IN SUBSIDIARIES (continued)

Company	Place of incorporation/ registration and operations	Nominal value of issued share capital, registered/ paid-up capital	Percentage of attributable equity interest held by Company	Group	Principal activities
Nanhai Tannery & Leather Products Co., Ltd.[3]	Mainland China	US$8,000,000	—	71.56%	Processing of cowhides and leather trading
Ningbo Malting Co., Ltd.[3]	Mainland China	US$26,000,000	—	51%	Manufacture of malt
Prized Time Limited	British Virgin Islands/ Mainland China	US$2	—	71.56%	Property investment
Qingdao Nanhai Tannery Co., Ltd.[2] ("Qingdao Nanhai Tannery")	Mainland China	US$2,500,000	—	71.56%	Dormant
Sen International Ventures Corporation (Hong Kong) Limited	Hong Kong	HK$2	—	100%	Hotel operations
Shaoguan Power Plant (D) Ltd.[1]	Mainland China	US$51,500,000	—	45.9%	Power plant operations
深圳粤海酒店企業有限公司 (Shenzhen Guangdong Hotel Enterprise Ltd.)[2]	Mainland China	HK$114,787,016	99%	99%	Hotel ownership and operations
Shenzhen Kingway Brewery Co., Ltd.[1]	Mainland China	US$50,000,000	—	68.4%	Production, distribution and sale of beer, and investment holding
Shenzhen Kingway Brewing Co., Ltd.[1]	Mainland China	US$12,000,000	—	62.64%	Production, distribution and sale of beer

Notes to Financial Statements (continued)

31 December 2002

17. INTERESTS IN SUBSIDIARIES (continued)

Company	Place of incorporation/ registration and operations	Nominal value of issued share capital, registered/ paid-up capital	Percentage of attributable equity interest held by Company	Group	Principal activities
Shenzhen Kingway Packaging Co., Ltd.(1)	Mainland China	US$12,000,000	—	62.64%	Provision of bottling and packaging services
Shenzhen Kingway Utility Co., Ltd.(1)	Mainland China	US$12,000,000	—	62.64%	Provision of utilities services
Supertime Development Limited	Hong Kong	HK$30,000,000	100%	100%	Investment holding
Suzhou Yuehai Real Estate Development Co., Ltd.(2)	Mainland China	US$6,000,000	100%	100%	Property development
Time Wise Profits Limited	British Virgin Islands	US$1	—	71.56%	Import and export trade
Xuzhou Gangwei Colour Package Co., Ltd.(3)	Mainland China	RMB18,000,000	—	71.56%	Manufacture and sale of packaging materials
Xuzhou Nanhai Leather Factory Co., Ltd.(3)	Mainland China	RMB12,000,000	—	71.56%	Processing of cowhides and leather trading
Yue Hai Hotel, Zhuhai(3)	Mainland China	US$10,000,000	—	100%	Hotel ownership and operations
Yue Sheng Finance Limited	Hong Kong	HK$2	100%	100%	Finance and investment

Notes to Financial Statements (continued)

31 December 2002

17. INTERESTS IN SUBSIDIARIES (continued)

Company	Place of incorporation/ registration and operations	Nominal value of issued share capital, registered/ paid-up capital	Percentage of attributable equity interest held by Company	Group	Principal activities
Zhongshan Power (Hong Kong) Limited	Hong Kong	HK$100	95%	95%	Investment holding
番禺國穎皮具手袋有限公司[(3)]	Mainland China	HK$5,655,050	—	71.56%	Manufacture and sale of leather ware products

* Not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

Notes:

1. Sino-foreign equity joint venture.
2. Sino-foreign co-operative joint venture.
3. Wholly-owned foreign enterprise.
4. Limited company established in Mainland China.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Notes to Financial Statements (continued)

31 December 2002

17. INTERESTS IN SUBSIDIARIES (continued)

Due to the disengagement arrangements regarding certain subsidiaries and their significant accumulated losses, the Group's interests in these subsidiaries were deconsolidated and full provisions for impairment were made in the prior years as summarised below.

	Group		Company	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Unlisted shares, at cost	—	—	—	231,671
Net liabilities deconsolidated	(483,888)	(752,130)	—	—
Amounts due from deconsolidated subsidiaries	209,731	477,973	—	268,242
	(274,157)	(274,157)	—	499,913
Provisions for guarantees granted to banks of deconsolidated subsidiaries	582,885	582,885	582,885	582,885
	308,728	308,728	582,885	1,082,798
Provisions for impairment	(308,728)	(308,728)	(582,885)	(1,082,798)
	—	—	—	—

Particulars of the principal deconsolidated subsidiaries at the balance sheet date are as follows:

Company	Place of incorporation/ registration	Nominal value of issued share capital, registered/ paid-up capital	Percentage of attributable equity interest held by Company	Percentage of attributable equity interest held by Group	Principal activities
Guang Dong Nanhua Cement Limited#	Mainland China	RMB500,000,000	—	70%	Manufacture of cement
Guangdong Construction Materials (International) Limited	Hong Kong	HK$2	—	100%	Investment holding

Sino-foreign equity joint venture.

Notes to Financial Statements (continued)

31 December 2002

17. INTERESTS IN SUBSIDIARIES (continued)

The post-deconsolidation results of the abovementioned subsidiaries not dealt with in the financial statements of the Company in prior years were insignificant.

On 27 July 2001, the Company entered into a conditional agreement with the Chinese joint venture partner for the disposal of the Company's entire 56.01% interest in 廣州市南方大廈有限公司 (Guangzhou Nanfang Dasha Co., Ltd.) ("Nanfang Dasha") at a consideration of HK$850,000. This transaction was completed in April 2002. Nanfang Dasha, which was a subsidiary of the Company, was deconsolidated from the Group's financial statements in prior years. The disposal has resulted in a profit of HK$850,000 to the Group in the current year as full provision had previously been made by the Company in the prior years against its entire interest in Nanfang Dasha as part of the process of the Company to disengage from its non-core businesses.

18. INTEREST IN A JOINTLY-CONTROLLED ENTITY

	2002 HK$'000	2001 HK$'000
Share of net assets	775,448	720,829
Due from a jointly-controlled entity	243,616	251,515
	1,019,064	972,344

The amount due from a jointly-controlled entity is unsecured, bears interest at LIBOR per annum and has no fixed terms of repayment.

Particulars of the jointly-controlled entity, which is a corporation, are as follows:

Company	Nominal value of issued and paid-up capital/place of incorporation	Percentage of attributable equity interest held by the Group	Principal activities
Guangdong Transport Investment (BVI) Company Limited ("GTI")	US$100,000/ British Virgin Islands	51%	Investments in highway and bridge projects

Notes to Financial Statements (continued)

31 December 2002

18. INTEREST IN A JOINTLY-CONTROLLED ENTITY (continued)

Extracts of the audited operating results and financial position of GTI are as follows:

Operating results for the year:

	2002 HK$'000	2001 HK$'000
Turnover	21,862	32,348
Profit after tax	107,101	70,645

Financial position as at the balance sheet date:

	2002 HK$'000	2001 HK$'000
Non-current assets	2,565,303	2,676,766
Current assets	86,151	101,074
Current liabilities	(56,964)	(763,855)
Non-current liabilities	(1,074,004)	(600,600)
Net asset value	1,520,486	1,413,385

Notes to Financial Statements (continued)

31 December 2002

19. INTERESTS IN ASSOCIATES

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Unlisted investments, at cost	**—**	—	**115,062**	3,968
Share of net assets	**431,014**	282,186	**—**	—
Due from associates	**9,266**	472,745	**90**	254,116
Due to associates	**(9,135)**	(46,821)	**—**	(119)
	431,145	708,110	**115,152**	257,965
Provisions for impairment	**(7,528)**	(104,637)	**—**	(168,382)
	423,617	603,473	**115,152**	89,583
Add: Loan from an associate (included in Note 35)	**—**	37,690	**—**	—
At 31 December	**423,617**	641,163	**115,152**	89,583

As detailed in note 3 to the financial statements, the Group has adopted the transitional provision of SSAP 30 which permits goodwill and negative goodwill in respect of acquisitions which occurred prior to 1 January 2001, to remain eliminated against or credited to the consolidated capital reserve.

Since 1 January 2001 and during the year, the Group had no goodwill or negative goodwill arising from the acquisition of associates.

The balances with associates as at 31 December 2002 are unsecured, interest-free and have no fixed terms of repayment.

The loan from an associate as at 31 December 2001 was unsecured, bore interest at 4% per annum and was fully repaid during the year.

In January 2001, the Group commenced an action in the United States of America against Hennessy International Group, Inc. ("HIGI") and certain of its owners/controllers (the "Defendants") in order to recover the Group's advances to HIGI amounting to US$2,250,000. HIGI was an associate of the Group which had attributable equity interest of 23.85%.

Notes to Financial Statements (continued)

31 December 2002

19. INTERESTS IN ASSOCIATES (continued)

On 16 August 2002, the Group reached a settlement with the Defendants and entered into a settlement agreement. Pursuant to the agreement, the Group agreed to discharge the Defendants from its claims and to transfer its entire equity interest in HIGI to the Defendants in a consideration of US$500,000. As a result, HIGI has ceased to be the Group's associate thereafter.

All associates of the Group are corporations.

Particulars of the principal associates which are corporations, at 31 December 2002, are as follows:

Company	Place of incorporation/ registration and operations	Percentage of attributable equity interest held by Company	Group	Principal activities
廣州市番禺粵海房地產有限公司 (Guangzhou Panyu Yue Hai Real Estate Limited)	Mainland China	—	24.8%	Property investment and development
Guangdong Jusco Teem Stores Co. Ltd	Mainland China	—	21.97%	Retailing
Guangdong Power Investment Limited	British Virgin Islands/Hong Kong	49%	49%	Investment holding
廣東省韶關粵江發電有限責任公司 (Guangdong Shaoguan Yue Jiang Power Supply Limited)	Mainland China	—	11.48%	Power plant operations
廣州市新時代快車有限公司 (New Flash Transportation (Guangzhou) Co., Ltd.)	Mainland China	—	46%	Transportation services

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

Notes to Financial Statements (continued)

31 December 2002

20. CONTRACTUAL JOINT VENTURE

	Group	
	2002	2001
	HK$'000	HK$'000
Unlisted investments, at cost	**271,152**	271,152
Less: Accumulated amortisation and impairment	**(271,152)**	(231,126)
	—	40,026
Loan to a contractual joint venture	**135,345**	135,345
Amounts due from a contractual joint venture	**70,227**	70,227
Less: Provision	**(70,227)**	—
At 31 December	**135,345**	245,598
Less: Portion classified as current assets	**(58,005)**	(53,697)
Non-current portion	**77,340**	191,901

This represented the Group's cost of investment of approximately HK$271 million in 中山火力發電廠 ("Zhongshan Power Plant") which is located in Zhongshan, Mainland China. The tenure of this contractual joint venture will expire in 2013.

The loan to a contractual joint venture was secured by the pledge of certain fixed assets of the contractual joint venture to the Group as security. The loan bore interest at 14.25% per annum and is repayable by 10 equal annual instalments commencing from April 1998 and the principal was fully refinanced by Zhongshan Power Plant with its new bank loan raised in January 2003. The new bank loan is secured by all land, buildings and equipment of Zhongshan Power Plant totalling of approximately RMB157.71 million as valued by the bank and is also guaranteed by the Company, further details of which are set out in note 53(i) to the financial statements.

The further impairment loss and provision of HK$110,253,000 in the current year was due to the deterioration of the financial position of Zhongshan Power Plant as a result of the fierce competition of the power supply market in Mainland China.

Notes to Financial Statements (continued)

31 December 2002

21. GOODWILL AND NEGATIVE GOODWILL

The amounts of goodwill and negative goodwill capitalised as an asset or recognised in the consolidated balance sheet, arising from the acquisition of subsidiaries after 1 January 2002, are as follows:

	Group	
	Goodwill	Negative *goodwill*
	HK$'000	HK$'000
Cost:		
At beginning of year	1,192	(115,568)
Acquisition of additional interest in a subsidiary (Note)	—	(36,967)
At 31 December 2002	1,192	(152,535)
Accumulated amortisation and impairment/(recognition as income):		
At beginning of year	119	(10,286)
Amortisation provided/(recognised as income) during the year	238	(11,003)
At 31 December 2002	357	(21,289)
Net book value:		
At 31 December 2002	835	(131,246)
At 31 December 2001	1,073	(105,282)

Note: Pursuant to the terms of the shareholders' agreement of GH Holdings, the Company had exercised its first right of refusal in respect of certain shares of GH Holdings which certain existing holders wished to transfer. During the year, the Company further acquired 0.99% interest in GH Holdings at a total consideration of HK$22,256,000. As a result of these acquisitions, the Group increased its holdings in GH Holdings to 82.42% as at 31 December 2002 and recognised a negative goodwill of HK$36,967,000.

As detailed in note 3 to the financial statements, on the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted goodwill and negative goodwill in respect of acquisitions which occurred prior to 1 January 2001, to remain eliminated against or credited to the consolidated capital reserve.

Notes to Financial Statements (continued)

31 December 2002

21. GOODWILL AND NEGATIVE GOODWILL (continued)

The movements of the goodwill and negative goodwill remaining in consolidated capital reserve, arising from the acquisition of subsidiaries and associates prior to 1 January 2001, during the year are as follows:

	Group	
	Goodwill eliminated against consolidated capital reserve	Negative goodwill credited to consolidated capital reserve
	HK$'000	HK$'000
Cost:		
At beginning of year and at 31 December 2002	1,259,300	(1,897,463)
Accumulated impairment:		
At beginning of year and at 31 December 2002	(1,018,662)	—
Net amount:		
At 31 December 2002 and 2001	240,638	(1,897,463)

Notes to Financial Statements (continued)

31 December 2002

22. OTHER FINANCIAL ASSETS

	Group		Company	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Investment securities, at cost				
Unlisted:				
Outside Hong Kong	134,491	146,952	—	—
Less: Impairment	(101,247)	(99,357)	—	—
	33,244	47,595	—	—
Other investments, at fair value				
Listed:				
Hong Kong	132	247	—	—
Unlisted:				
Outside Hong Kong	19	19,988	—	17,338
Total other financial assets at 31 December	33,395	67,830	—	17,338
Less: Other investments classified as current assets, at fair value	(151)	(17,585)	—	(17,338)
Non-current portion	33,244	50,245	—	—
Market value of Hong Kong listed investment, at 31 December	132	247	—	—

Included in the unlisted investment securities at 31 December 2002 was a 24.5% interest in Pak Kong Transco Limited, a company established in Mainland China with an investment in the Pak Kong Bridges in Qingyuan, Mainland China, of HK$18,646,000. In the opinion of the directors, the Group does not exercise significant influence over the financial and operating policies of Pak Kong Transco Limited and accordingly, this investment has not been equity accounted for as an associate.

Notes to Financial Statements (continued)

31 December 2002

23. INTANGIBLE ASSETS

Group

	Operating right HK$'000	Trademarks HK$'000	Total HK$'000
Cost:			
At beginning of year	14,798,611	40,000	14,838,611
Disposal of a subsidiary	—	(40,000)	(40,000)
At 31 December 2002	14,798,611	—	14,798,611
Accumulated amortisation and impairment:			
At beginning of year	677,088	38,500	715,588
Amortisation during the year	493,287	700	493,987
Disposal of a subsidiary	—	(39,200)	(39,200)
At 31 December 2002	1,170,375	—	1,170,375
Net book value:			
At 31 December 2002	13,628,236	—	13,628,236
At 31 December 2001	14,121,523	1,500	14,123,023

Prior to the Acquisition, 廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Company Limited, "WaterCo"), an approximately 81.6% owned subsidiary of the Group as at 31 December 2002, acquired the operating right from Yue Gang Investment to operate a water supply business, which supplies natural water to Hong Kong, Shenzhen and Dongguan in Mainland China, for a period of 30 years commencing from 18 August 2000. The operating right also grants WaterCo a right and licence to take up to 2.423 billion cubic metres of natural water annually from the Dongjiang River at Qiaotou Township in Dongguan, the exclusive right to supply natural water to Hong Kong and the non-exclusive right to supply natural water to Shenzhen and Dongguan for a period of 30 years commencing from 18 August 2000.

Notes to Financial Statements (continued)

31 December 2002

24. OTHER LONG TERM ASSETS

	Group		Company	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Prepaid rental (Note a)	180,656	291,665	—	—
Prepayment for land use rights (Note b)	452,773	452,773	—	—
Prepaid construction costs (Note c)	1,406,681	775,248	—	—
Reusable packaging materials	15,778	5,975	—	—
Other deferred expenses	8,312	13,313	154	2,584
	2,064,200	1,538,974	154	2,584
Less: Current portion (Note a)	(110,097)	(110,097)	—	—
	1,954,103	1,428,877	154	2,584

Notes:

(a) Prior to the establishment of WaterCo on 18 August 2000, all fixed assets used for the existing exposed water supply channels and canals were owned by Yue Gang Investment. Following the completion of a "Phase IV Renovation Project", part of the existing fixed assets, including land, which are being used for the existing exposed water supply channels and canals will be replaced by the closed water system. Accordingly, the relevant fixed assets and the land which would not be used after the completion of the closed water supply system, are leased by WaterCo instead of being acquired from Yue Gang Investment.

The amount at the balance sheet date represented unamortised prepaid rental for leasing these fixed assets, including land used for the existing exposed water supply channels and canals from Yue Gang Investment for the period from 18 August 2000 to the completion date of the Phase IV Renovation Project. During the year, an amortisation of the prepaid rental of HK$111,009,000 (2001: HK$111,190,000) was charged to the consolidated profit and loss account.

In addition, to accord with the presentation adopted in the current year, the portion of prepaid rental, for leasing certain fixed assets and land used for the existing exposed water channels and canals of the Group, to be amortised in the next twelve months as at 31 December 2002 amounting to HK$110,097,000 has been reclassified to receivables, prepayments and deposits from other long term assets because, in the opinion of the directors, such presentation better reflects the underlying nature of the balance.

(b) The amount represented a prepayment for the right to use the land for the Phase IV Renovation Project for a period of 30 years commencing from 18 August 2000. The Phase IV Renovation Project will transform most of the existing exposed water supply channels and canals into an enclosed and protected water supply system in order to prevent contamination of water as it flows through the water supply system. The renovation work commenced in August 2000 and is expected to be completed by mid-2004.

Notes to Financial Statements (continued)

31 December 2002

24. OTHER LONG TERM ASSETS (continued)

(c) Pursuant to a Concession Agreement dated 18 August 2000 entered into between WaterCo and the Guangdong Provincial Government, WaterCo agreed to appoint Guangdong Province Water Supply Project Administration General Bureau (the "Project Bureau") to be in charge of the organisation and implementation of the engineering, procurement and construction of the Phase IV Renovation Project according to an Engineering, Procurement and Construction Contract (the "EPC Contract") entered into with the Project Bureau on 15 December 2000. The projected total construction costs, including borrowing costs incurred for the Phase IV Renovation Project, is RMB4.7 billion.

During the year, such borrowings costs included in the prepaid construction costs amounted to HK$34,006,000 (2001: HK$11,768,000) which represented a capitalisation rate of 5.184% (2001: 5.589%) being applied.

25. LOAN RECEIVABLES

	Group	
	2002	2001
	HK$'000	HK$'000
Secured	**884**	1,424
Unsecured	—	—
At 31 December	**884**	1,424
Repayable:		
Within twelve months from the balance sheet date	**245**	312
Beyond twelve months from the balance sheet date	**639**	1,112
	884	1,424

Notes to Financial Statements (continued)

31 December 2002

26. INVENTORIES

	Group	
	2002	2001
	HK$'000	HK$'000
Raw materials	238,428	230,420
Work in progress	72,861	56,892
Finished goods	157,214	202,915
Properties held for sale	7,884	25,146
At 31 December	476,387	515,373

At 31 December 2002, the carrying amount of inventories carried at net realisable value was HK$53,937,000 (2001: HK$67,728,000).

27. RECEIVABLES, PREPAYMENTS AND DEPOSITS

As at 31 December 2002, included in the receivables, prepayments and deposits are trade receivables of HK$660,574,000 (2001: HK$846,765,000) from the Group's customers.

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. Invoices are normally payable ranging from 30 days to 180 days of issue. Credit limits are set for customers. The Group seeks to maintain tight control over its outstanding receivables in order to minimise credit risk. Overdue balances are regularly reviewed by senior management.

Notes to Financial Statements (continued)

31 December 2002

27. RECEIVABLES, PREPAYMENTS AND DEPOSITS (continued)

As at 31 December 2002, an aged analysis of the Group's trade receivables, based on payment due date, is as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Within 3 months	**379,895**	540,609
More than 3 months and less than 6 months	**3,948**	6,496
More than 6 months and less than 1 year	**32,765**	16,432
More than 1 year	**243,966**	283,228
	660,574	846,765
Less: Provision for doubtful debts	**(275,291)**	(305,205)
	385,283	541,560

Notes to Financial Statements (continued)

31 December 2002

28. CASH AND CASH EQUIVALENTS AND PLEDGED BANK DEPOSITS AND BALANCES

	Group		Company	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Cash and bank balances	1,412,667	1,258,150	426,444	123,263
Time deposits	375,756	346,597	42,657	25,839
	1,788,423	1,604,747	469,101	149,102
Less: Pledged bank deposits and balances (Note)	(17,513)	(66,305)	—	—
Cash and cash equivalents as at 31 December (Note 46(c))	1,770,910	1,538,442	469,101	149,102

Note: The bank deposits and balances were pledged to certain banks for certain trade and credit facilities granted to the Group.

As at 31 December 2002, the Company and certain of its subsidiaries held cash and bank balances of HK$510 million (2001: HK$309 million) which were subject to certain arrangements as set out in their respective debt restructuring documents. Pursuant to their respective debt restructuring documents, the Company and these subsidiaries are required to reserve cash and bank balances, from time to time, up to a maximum of HK$268 million (2001: HK$365 million) in total which is applied to be used as working capital for their operations.

In addition to the above-mentioned HK$268 million (2001: HK$365 million), a subsidiary of the Company is also required to reserve certain cash and bank balances for, amongst other things, payment of interest, repayment of debts and distribution to shareholders of that subsidiary pursuant to an agreement dated 22 December 2000 entered into between the subsidiary and other parties. As at 31 December 2002, cash retained for such purpose amounted to HK$127,545,000 (2001: HK$130,766,000).

Notes to Financial Statements (continued)

31 December 2002

29. DUE FROM A RELATED COMPANY

Particulars of an amount due from a related company of the Company and the Group disclosed pursuant to Section 161B of the Companies Ordinance are as follows:

Name	31 December 2002 HK$'000	Maximum amount outstanding during the year HK$'000	1 January 2002 HK$'000
Eken Development Limited, owned by Tang Zhen*	**1,470**	1,601	1,601

* Senior executive of the Company.

The balance is secured by a leasehold property, bears interest at 2% below Hong Kong prime rate per annum and is repayable monthly over a maximum period of 10 years from the balance sheet date.

The advance, which was made to facilitate the senior executive's purchase of a residential premise as his main residence, was made in accordance with the Company's employee home purchase scheme.

30. DUE FROM MINORITY SHAREHOLDERS OF SUBSIDIARIES

The amounts due from minority shareholders of subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

31. DUE FROM/TO FELLOW SUBSIDIARIES

As at 31 December 2002, included in the amounts due from fellow subsidiaries is an unsecured loan due from Guangdong Finance Co., Limited ("GD Finance") of HK$44,949,000 (2001: HK$67,965,000), with a provision of HK$44,949,000 (2001: HK$48,156,000), which bore interest at rates ranging from London Inter Bank Offer Rate ("LIBOR") plus 1.8% per annum to Hong Kong Inter Bank Offer Rate ("HIBOR") plus 1.8% per annum and is repayable in accordance with the terms set out in the bank debt restructuring agreement of GD Finance. The remaining amounts due from fellow subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

The amounts due to fellow subsidiaries as at 31 December 2002 were unsecured, interest-free and have no fixed terms of repayment.

Notes to Financial Statements (continued)

31 December 2002

32. DUE FROM/TO IMMEDIATE HOLDING COMPANY

The amount due from immediate holding company, GDH Limited, was unsecured, interest-free and was fully repaid during the year.

The amounts due to immediate holding company are analysed as follows:

	Group		Company	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Non interest-bearing portion included under current assets	1,050	64,069	387	—
Interest-bearing portion (included in Note 35)	626,623	113,241	568,000	—
At 31 December	627,673	177,310	568,387	—

The non interest-bearing portion of amounts due to immediate holding company is unsecured and has no fixed terms of repayment.

Notes to Financial Statements (continued)

31 December 2002

32. DUE FROM/TO IMMEDIATE HOLDING COMPANY (continued)

Included in the interest-bearing portion of amounts due to immediate holding company is an unsecured loan of HK$568,000,000 (2001: Nil) which bears interest at 1% above HIBOR per annum. The remaining portion of the interest-bearing portion of amounts due to immediate holding company of HK$58,623,000 (2001: HK$113,241,000) is unsecured and bears interest at 4% per annum up to September 2002 and, thereafter, the applicable interest rate is the average of bank lending rate and deposit rate in Mainland China. The maturities of these unsecured loans are as follows:

	Group		Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**305,316**	25,610	**294,518**	—
In the second year	**10,798**	25,208	**—**	—
In the third to fifth years, inclusive	**305,303**	46,813	**273,482**	—
Over five years	**5,206**	15,610	**—**	—
	626,623	113,241	**568,000**	—
Less: Portion classified as current liabilities	**(305,316)**	(25,610)	**(294,518)**	—
Non-current portion	**321,307**	87,631	**273,482**	—

Notes to Financial Statements (continued)

31 December 2002

33. DUE TO MINORITY SHAREHOLDERS OF SUBSIDIARIES

The amounts due to minority shareholders of subsidiaries as at the balance sheet date are unsecured and are analysed as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Interest-bearing borrowings (included in Note 35):		
Current portion	7,047	—
Non-current portion	35,401	42,448
	42,448	42,448
Non interest-bearing borrowings:		
Current portion	405,172	323,684
Non-current portion	198,373	265,044
	603,545	588,728
	645,993	631,176

Notes to Financial Statements (continued)

31 December 2002

33. DUE TO MINORITY SHAREHOLDERS OF SUBSIDIARIES (continued)

The maturities of the amounts due to minority shareholders of subsidiaries as at the balance sheet date are as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Within one year or no fixed terms of repayment	**412,219**	323,684
In the second year	**128,506**	184,729
In the third to fifth years, inclusive	**97,510**	108,378
Over five years	**7,758**	14,385
	645,993	631,176

The interest-bearing portion of the amounts due to minority shareholders of subsidiaries is unsecured and bears interest at 2% above LIBOR per annum up to 30 December 2002, and at 1.8% above LIBOR per annum thereafter (2001: 2% above LIBOR per annum).

34. TRADE PAYABLES

As at 31 December, an aged analysis of the Group's trade payables, based on payment due date, is as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Within 3 months	**214,383**	225,692
More than 3 months and less than 6 months	**14,064**	6,178
More than 6 months and less than 1 year	**2,330**	1,648
More than 1 year	**61,321**	53,771
	292,098	287,289

Notes to Financial Statements (continued)

31 December 2002

35. BANK AND OTHER INTEREST-BEARING BORROWINGS

Group

		2002			2001		
		Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
	Notes	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Bank loans and overdrafts	36	721,656	14,343,728	15,065,384	540,812	3,058,193	3,599,005
Bonds	37	—	417,085	417,085	—	650,179	650,179
Floating rate notes	38	—	245,282	245,282	—	382,349	382,349
Notes Payable and GH Holdings Debts	39	—	1,406,242	1,406,242	—	13,786,870	13,786,870
Transferable loan instruments	40	—	265,034	265,034	—	413,140	413,140
Due to immediate holding company	32	305,316	321,307	626,623	25,610	87,631	113,241
Due to minority shareholders of subsidiaries	33	7,047	35,401	42,448	—	42,448	42,448
Due to an associate	19	—	—	—	37,690	—	37,690
At 31 December		1,034,019	17,034,079	18,068,098	604,112	18,420,810	19,024,922

Notes to Financial Statements (continued)

31 December 2002

35. BANK AND OTHER INTEREST-BEARING BORROWINGS (continued)

Company

		2002			2001		
		Current	Non-current		Current	Non-current	
		liabilities	liabilities	Total	liabilities	liabilities	Total
	Notes	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Bank loans and overdrafts	36	—	663,612	663,612	2,356	1,070,956	1,073,312
Floating rate notes	38	—	245,282	245,282	—	382,349	382,349
Notes Payable	39	—	92,417	92,417	—	144,063	144,063
Transferable loan instruments	40	—	265,034	265,034	—	413,140	413,140
Due to immediate holding company	32	294,518	273,482	568,000	—	—	—
At 31 December		294,518	1,539,827	1,834,345	2,356	2,010,508	2,012,864

36. BANK LOANS AND OVERDRAFTS

	Group		Company	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Bank loans and overdrafts:				
Secured	14,448,708	2,273,331	114,854	213,036
Unsecured	616,676	1,325,674	548,758	860,276
At 31 December	15,065,384	3,599,005	663,612	1,073,312

Notes to Financial Statements (continued)

31 December 2002

36. BANK LOANS AND OVERDRAFTS (continued)

The maturities of the above amounts are as follows:

	Group		Company	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year or on demand	721,656	540,812	—	2,356
In the second year	677,238	697,691	—	228,971
In the third to fifth years, inclusive	2,483,810	1,883,493	663,612	841,985
Over five years	11,182,680	477,009	—	—
	15,065,384	3,599,005	663,612	1,073,312
Less: Portion classified as current liabilities	(721,656)	(540,812)	—	(2,356)
Non-current portion	14,343,728	3,058,193	663,612	1,070,956

As at 31 December 2002, the Group's bank debts of HK$2,244,731,000 with terms governed by a series of bank debt restructuring agreements (the "Bank Debt Restructuring Agreements") are transferable under a trading mechanism contained in these Bank Debt Restructuring Agreements, of which, bank debts amounting to HK$21,250,000 (2001: HK$40,429,000) were held by immediate holding company, GDH Limited, which acquired such bank debts through the trading mechanism.

Pursuant to a facility agreement entered into by the Group and certain parties dated 27 November 2002 (the "Refinancing Agreement"), the Group obtained two credit facilities of HK$12,800 million (the "Refinancing Facility A") and HK$2,000 million (the "Refinancing Facility B").

As at 31 December 2002, the Group had a bank loan of HK$11,944 million drawn under the Refinancing Facility A (the "Bank Loan A") that was used to refinance all of the Group's Tranche A Credits and Tranche C Notes; and 75.88% of the Trache B Credits (note 39). The Bank Loan A bears interest at 3-month HIBOR plus 1.399% per annum and is repayable in 18 consecutive instalments within 10 years. The first repayment date will be in December 2003.

Notes to Financial Statements (continued)

31 December 2002

36. BANK LOANS AND OVERDRAFTS *(continued)*

In addition, as at 31 December 2002, the Group also had another bank loan of HK$800 million drawn under the Refinancing Facility B (the "Bank Loan B"). The Bank Loan B bears interest at 3-month or 6-month HIBOR plus 1% per annum and is repayable in 2013.

The Bank Loan A and Bank Loan B are guaranteed by WaterCo on a subordinated basis and secured by pledging the revenue of WaterCo.

As at 31 December 2002, HK$3,500 million of the Bank Loan A was hedged by a fixed rate swap agreement (note 39(b)(iii)).

37. BONDS

The maturities of the guaranteed floating rate bonds due in 2005 are as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Within one year	—	—
In the second year	—	139,008
In the third to fifth years, inclusive	**417,085**	511,171
	417,085	650,179
Less: Portion classified as current liabilities	—	—
Non-current portion	**417,085**	650,179

In accordance with an extraordinary resolution passed at a meeting of the holders of the 2002 Bonds (as defined below) held on 13 December 2000 (the "Extraordinary Resolution"), the bond holders approved the restructuring of the terms of the Group's 2002 Bonds (as defined below).

Notes to Financial Statements (continued)

31 December 2002

37. BONDS (continued)

Pursuant to the Extraordinary Resolution, the redemption of the above bonds was rescheduled. Accordingly, the maturity of the above bonds have been classified according to the redemption schedule as contained in a circular dated 16 November 2000 dispatched to the bond holders (the "Bond Circular").

On 7 July 1997, Guangdong Investment Finance (Cayman) Limited ("GIFL"), a wholly-owned subsidiary of the Company, issued US$130,000,000 1% guaranteed convertible bonds due in 2002 (the "2002 Bonds") which would otherwise have fallen due for repayment on 7 July 2002. The 2002 Bonds were listed on the Luxembourg Stock Exchange. The issue price of the 2002 Bonds was 100% of their principal amount (the "Principal") and the 2002 Bonds carried interest at the rate of 1% per annum payable annually in arrears. The 2002 Bonds carried a right to be converted into fully-paid Ordinary Shares at an initial conversion price of HK$13.75 per Ordinary Share subject to adjustment in accordance with terms and conditions in the 2002 Bonds. Unless previously redeemed, converted or purchased and cancelled, the 2002 Bonds were redeemable on the due date at 138.748% of the Principal together with accrued interest thereon.

As part of the comprehensive restructuring of the Group, the obligations of GIFL and the Company under the 2002 Bonds were restructured. On 16 November 2000, the directors announced the definitive terms of the proposal to amend the 2002 Bonds as the guaranteed floating rate bonds due in 2005 (the "2005 Guaranteed Bonds"), which subsequently was approved at the meeting of the holders of the 2002 Bonds on 13 December 2000 and became effective on 22 December 2000.

The key aspects of the restructuring of the 2002 Bonds, as contained in the Bond Circular, involved a waiver of the then technical defaults; an extension of the maturity date either to 30 June 2005, or in the event of any further extension, a date falling not later than 30 September 2005; amendments of certain terms and conditions of the 2002 Bonds whereby, inter alia, the rights to convert the 2002 Bonds into the Ordinary Shares were removed and the 2005 Guaranteed Bonds are repaid by way of fixed mandatory partial redemption and additional and/or accelerated mandatory partial redemptions. The 2005 Guaranteed Bonds are guaranteed by the Company and the listing status of 2005 Guaranteed Bonds on the Luxembourg Stock Exchange are maintained.

The 2005 Guaranteed Bonds bear interest, at LIBOR plus a margin of 2.375% per annum until such time as an aggregate principal amount of the "Direct Debt Payments" of HK$1,017.5 million has been made, thereafter an applicable margin of 2% per annum will be applied. Where the maturity date is extended from 30 June 2005 to 30 September 2005, the applicable margin will revert to 2.375% per annum for the extended period as aforesaid.

Notes to Financial Statements (continued)

31 December 2002

37. BONDS (continued)

A notice of redemption dated 1 April 2003 to the holders of the 2005 Guaranteed Bonds was given by GIFL to redeem the aggregate principal amount outstanding of the 2005 Guaranteed Bonds in whole on 2 May 2003 together with interest accrued to the date of redemption. The aggregate principal amount outstanding of the 2005 Guaranteed Bonds was US$53,472,388 as at the date of the notice of redemption.

38. FLOATING RATE NOTES

	Group and Company	
	2002	2001
	HK$'000	HK$'000
Amended 2000 FRNs	**22,469**	35,024
Amended 2001 FRNs	**222,813**	347,325
At 31 December	**245,282**	382,349

The maturities of the above amounts are as follows:

	2002	2001
	HK$'000	HK$'000
Within one year	—	—
In the second year	—	81,746
In the third to fifth years, inclusive	**245,282**	300,603
	245,282	382,349
Less: Portion classified as current liabilities	—	—
Non-current portion	**245,282**	382,349

In accordance with the extraordinary resolutions passed at the respective meetings of the 2000 FRN (as defined below) holders and the 2001 FRN (as defined below) on 13 December 2000, the restructuring terms of the Group's floating rate notes was approved. Accordingly, the maturities of the above floating rate notes have been classified according to the approved redemption schedule contained in the respective circulars dated 21 November 2000 dispatched to the floating rate notes holders (the "FRNs Circulars").

Notes to Financial Statements (continued)

31 December 2002

38. FLOATING RATE NOTES (continued)

On 20 September 1995, the Company issued US$50,000,000 floating rate notes due in September 2000 (the "2000 FRNs"). The 2000 FRNs were issued in bearer form and in denominations of US$250,000 each. Interest on the 2000 FRNs was payable semi-annually in arrears and at a rate of LIBOR plus 1.3% per annum. Unless previously redeemed or purchased and cancelled by the Company, the outstanding 2000 FRNs were to have matured in September 2000.

On 15 November 1996, the Company issued US$100,000,000 floating rate notes due in November 2001 (the "2001 FRNs"). The 2001 FRNs were listed on the Luxembourg Stock Exchange. The 2001 FRNs were issued in bearer form and in denominations of US$250,000 each. Interest on the 2001 FRNs was payable semi-annually in arrears and at a rate of LIBOR plus 1.4% per annum. Unless previously redeemed or purchased and cancelled by the Company, the outstanding 2001 FRNs would mature in November 2001.

On 22 December 2000, the terms and conditions of the 2000 FRNs and 2001 FRNs were restructured as the US$50,000,000 floating rate notes due in 2005 (the "Amended 2000 FRNs") and the US$100,000,000 floating rate notes due in 2005 (the "Amended 2001 FRNs"), respectively, pursuant to the extraordinary resolutions passed by the 2000 FRNs holders and the 2001 FRNs holders on 13 December 2000.

The Amended 2000 FRNs and Amended 2001 FRNs holders ceased to have the right to call for early redemption of all or any part of the Amended 2000 FRNs and Amended 2001 FRNs. The Amended 2001 FRNs maintain listing status on the Luxembourg Stock Exchange.

The key aspects of the restructuring of Amended 2000 FRNs and Amended 2001 FRNs (collectively referred to as the "Amended FRNs"), pursuant to the FRNs Circulars, involved a waiver of the then technical defaults; an extension of the maturity date either to 30 June 2005 or, in the event of any further extension, to a date falling no later than 30 September 2005; together with amendments of certain terms and conditions of the Amended FRNs whereby, inter alia, the Amended FRNs are repaid by way of a fixed mandatory, partial redemption and an additional and/or accelerated mandatory partial redemption.

The Amended FRNs bear interest at LIBOR plus a margin of 2.375% per annum until such time as an aggregate principal amount of Direct Debt Payments of HK$1,017.5 million have been made, thereafter an applicable margin of 2% per annum will be applied. Where the maturity date is extended from 30 June 2005 to 30 September 2005, the applicable margin shall revert to 2.375% per annum for the extended period as aforesaid. The first interest payments on the Amended 2000 FRNs and Amended 2001 FRNs were on 26 March 2001 and 15 May 2001, respectively, and thereafter interest is payable quarterly in arrears.

Notes to Financial Statements (continued)

31 December 2002

38. FLOATING RATE NOTES (continued)

As at 31 December 2002, the principal amount outstanding of the Amended 2000 FRNs and Amended 2001 FRNs as at 31 December 2002 was US$2,880,000 (2001: US$4,490,000) and US$28,566,000 (2001: US$44,529,000), respectively. The Amended 2000 FRNs and Amended 2001 FRNs are in denominations of US$250,000 each.

39. NOTES PAYABLE AND GH HOLDINGS DEBTS

Group

		2002			2001		
		Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
	Notes	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Notes Payable	(a)	—	92,417	92,417	—	144,063	144,063
GH Holdings Debts	(b)	—	1,313,825	1,313,825	—	13,642,807	13,642,807
At 31 December		—	1,406,242	1,406,242	—	13,786,870	13,786,870

Company

Notes Payable at 31 December		—	92,417	92,417	—	144,063	144,063

(a) The Notes Payable

The Notes Payable were issued by the Company to replace certain bank loans of certain subsidiaries guaranteed by the Company. The Notes Payable bear interest at LIBOR plus a margin of 2.375% per annum until such time as an aggregate principal amount of Direct Debt Payment of HK$1,017.5 million have been made. Thereafter, an applicable margin of 2% per annum will be applied. Where the maturity date is extended from 30 June 2005 to 30 September 2005, the applicable margin shall revert to 2.375% per annum for the extended period.

Notes to Financial Statements (continued)

31 December 2002

39. NOTES PAYABLE AND GH HOLDINGS DEBTS (continued)

(a) The Notes Payable (continued)

The maturities of the Notes Payable as at 31 December 2002 were as follows:

	Group and Company	
	2002	2001
	HK$'000	HK$'000
Within one year	—	—
In the second year	—	30,801
In the third to fifth years, inclusive	92,417	113,262
	92,417	144,063
Less: Portion classified as current liabilities	—	—
Non-current portion	92,417	144,063

(b) The GH Holdings Debts were issued by GH Holdings and consist of three pari passu tranches: Tranche A Credit, Tranche B Credit and Tranche C Notes.

(i) *The Tranche A Credit*

The Tranche A Credit is Hong Kong dollar-denominated with a principal amount of HK$5,448,300,000. The amount bore interest at 8% per annum and was repayable by ten consecutive annual installments within 10 years. The first repayment was made in December 2001. The Tranche A Credit was fully refinanced during the year.

(ii) *The Tranche B Credit*

The Tranche B Credit is Hong Kong dollar-denominated with a principal amount of HK$5,448,300,000 which bears interest at 8% per annum and is repayable in full in 2010. During the year, an amount of HK$4,134,475,000 of the Tranche B Credit was refinanced. As at 31 December 2002, the outstanding Tranche B Credit amounted to HK$1,313,825,000.

Notes to Financial Statements (continued)

31 December 2002

39. NOTES PAYABLE AND GH HOLDINGS DEBTS (continued)

(b) The GH Holdings Debts were issued by GH Holdings and consist of three pari passu tranches: Tranche A Credit, Tranche B Credit and Tranche C Notes. (continued)

(iii) *The Tranche C Notes*

The Tranche C Notes were United States dollar ("US$") denominated and were translated at an exchange rate of HK$7.7585 to US$1, with an equivalent principal amount of HK$3,103,400,000 in total. Such US dollar debts bore interest at 7% per annum and were repayable in full in 2008. The Tranche C Notes were issued in note form under a trust deed.

On 20 December 2000, GH Holdings entered into certain currency and interest rate swap transactions under a swap agreement (the "Swap Agreement") to effectively convert GH Holdings' US dollar obligations under the Tranche C Notes, including both principal and interest, into Hong Kong dollar debts with an interest rate of 8% per annum and at a contracted exchange rate of HK$7.80 to US$1.

At 31 December 2001, the carrying amount of the Tranche C Notes was converted into Hong Kong dollars using the exchange rate of HK$7.80 to US$1, less any unamortised swap costs, which amounted to HK$14,328,000 as at 31 December 2001, in respect of the Swap Agreement. The swap cost is amortised on a straight line basis over the period from the trade date to the termination date of the Swap Agreement. During the year, the Tranche C notes were fully refinanced and the then remaining swap cost of HK$14,328,000 was charged to the profit and loss account as finance cost in the current year due to the full repayment of the Tranche C Notes.

The GH Holdings Debts were guaranteed by WaterCo on a subordinated basis and secured by pledging the water revenue of WaterCo under a "Hong Kong Water Supply Agreement" entered into between the Guangdong Provincial Government and the Hong Kong Government, which had been assigned to WaterCo under a "WaterCo Water Supply Contract" entered into between WaterCo and the Guangdong Provincial Government. In addition, WaterCo had also guaranteed all of the obligations and liabilities of GH Holdings under the Swap Agreement (the "Swap Guarantee") in respect of US$400 million of the Tranche C Notes. The amounts payable under the Swap Guarantee were senior in right of repayment to the GH Holdings Debts.

Notes to Financial Statements (continued)

31 December 2002

39. NOTES PAYABLE AND GH HOLDINGS DEBTS (continued)

(b) The GH Holdings Debts were issued by GH Holdings and consist of three pari passu tranches: Tranche A Credit, Tranche B Credit and Tranche C Notes. (continued)

(iii) *The Tranche C Notes (continued)*

On 20 December 2002, as a result of the full repayment of Tranche C Note, the Swap Agreement was amended (the "Revised Swap Agreement") at a consideration of HK$136,266,000 which was charged to the profit and loss account as finance cost in the current year. The Revised Swap Agreement effectively converted the interest of a notional principal of HK$3,500 million from a floating rate of HIBOR to a fixed interest rate per annum up to 20 December 2012 (Note 36).

In addition to those GH Holdings Debts held by certain subsidiaries of GDH Limited pursuant to the debt restructuring of the GDE Group (as referred to in note 51(ii) to the financial statements), GDH Limited and certain of these subsidiaries further acquired certain GH Holdings Debts from the GH Holdings Debts holders in accordance with the terms of Tranche A and B Credits and Tranche C Notes. As at 31 December 2002, GDH Limited and these fellow subsidiaries did not hold certain Tranche A and B Credits and Tranche C Notes (2001: HK$1,810,375,000).

40. TRANSFERABLE LOAN INSTRUMENTS

The maturities of the transferable loan instruments (the "TLIs") as at the balance sheet date were as follows:

	Group and Company	
	2002	2001
	HK$'000	HK$'000
Within one year	—	—
In the second year	—	88,329
In the third to fifth years, inclusive	265,034	324,811
	265,034	413,140
Less: Portion classified as current liabilities	—	—
Non-current portion	265,034	413,140

Notes to Financial Statements (continued)

31 December 2002

40. TRANSFERABLE LOAN INSTRUMENTS (continued)

These TLIs are for all purpose of the "Direct Bank Debts" which represented the principal indebtedness owing by the Company. Accordingly, TLIs bear the same interest and proportion of repayment as the other Direct Bank Debts. Therefore, the maturities of these TLIs have been classified according to the repayment schedule and terms as contained in the Bank Debt Restructuring Agreements.

41. PROVISION FOR BANK LOANS GUARANTEED

	Group and Company	
	2002	2001
	HK$'000	HK$'000
Balance at 1 January	**558,869**	750,819
Repayment during the year	**(200,348)**	(191,950)
Balances at 31 December	**358,521**	558,869
Repayable:		
Within one year or on demand	**—**	—
In the second year	**358,521**	119,486
In the third to fifth years, inclusive	**—**	439,383
At 31 December	**358,521**	558,869
Less: Portion classified as current liabilities	**—**	—
Non-current portion	**358,521**	558,869

The balances represented the provision for the Group's obligation in respect of certain bank loans of Guangdong Construction Materials (International) Limited ("GCM", a deconsolidated subsidiary) and GD Timber (a previous wholly-owned subsidiary and a fellow subsidiary of the Company since 22 December 2000 as a result of the Acquisition), which were guaranteed by the Group.

Notes to Financial Statements (continued)

31 December 2002

41. PROVISION FOR BANK LOANS GUARANTEED (continued)

In accordance with the Company's Bank Debt Restructuring Agreement, these bank loans are treated as the Direct Bank Debts of the Company which is obliged to repay these bank loans according to the Company's Bank Debt Restructuring Agreement. Moreover, the creditors of these bank loans may elect at any time to exit the balance sheets of the Borrowers and to become the bank creditors of the Company through the issue of notes payable pursuant to the Company's Bank Debt Restructuring Agreement.

In light of the financial positions of GCM and GD Timber, the directors opined that the cash inflows from them would be minimal. Therefore, the Group fully provided for these bank loans in prior years.

These bank loans bear interest at rates ranging from LIBOR plus a margin of 2.375% per annum to HIBOR plus a margin of 2.375% per annum with such time as an aggregate principal amount of the Direct Debt Payments of HK$1,017.5 million have been made, and thereafter, an applicable margin of 2% per annum will be applied. The provision for the Company's obligation in respect of these bank loans are repayable according to the repayment schedule contained in the Company's Bank Debt Restructuring Agreement.

Moreover, these bank loans are transferable under a trading mechanism set out in the Company's Bank Debt Restructuring Agreement. As at 31 December 2002, certain bank loans of GCM amounting to HK$18,408,000 (2001: HK$31,443,000) were held by immediate holding company, GDH Limited, as a result of its acquisition of these bank loans through such trading mechanisms.

42. DEFERRED TAX

The provision for deferred tax as shown in the balance sheet relates principally to timing differences arising from accelerated capital allowances.

There are no significant potential deferred tax liabilities for which provision has not been made (2001: Nil).

The revaluations of the Group's land and buildings and investment and hotel properties do not constitute timing differences and, consequently, the amount of potential deferred tax thereon has not been quantified.

Notes to Financial Statements (continued)

31 December 2002

43. SHARE CAPITAL

Shares

	2002 HK$'000	2001 HK$'000
Authorised:		
8,000,000,000 ordinary shares of HK$0.50 each ("Ordinary Shares")	4,000,000	4,000,000
200,000 3¼% preference shares of US$1.00 each ("Preference Shares")	1,549	1,549
	4,001,549	4,001,549
Issued and fully paid:		
5,162,382,672 (2001: 5,132,982,672) Ordinary Shares	2,581,191	2,566,491
85,949 (2001: 85,949) Preference Shares	666	666
	2,581,857	2,567,157

A summary of movements of the Company's ordinary share capital is as follows:

	Notes	Number of ordinary shares in issue	Share capital HK$'000	Share premium account HK$'000	Total HK$'000
At 1 January 2001		4,867,636,920	2,433,818	5,841,351	8,275,169
Redemption of Preference Shares	(i)	2,095,752	1,048	6,706	7,754
Conversion of 2005 Guaranteed Bonds	(ii)	263,250,000	131,625	78,975	210,600
Share issue expenses		—	—	(60)	(60)
At 31 December 2001 and 1 January 2002		5,132,982,672	2,566,491	5,926,972	8,493,463
Share options exercised	(iii)	29,400,000	14,700	917	15,617
At 31 December 2002		5,162,382,672	2,581,191	5,927,889	8,509,080

Notes to Financial Statements (continued)

31 December 2002

43. SHARE CAPITAL (continued)

Shares (continued)

Notes:

(i) On 1 June 2001 and 13 June 2001, 1 and 1,000 Preference Shares, respectively, were converted by way of redemption into an aggregate of 2,095,752 Ordinary Shares at a conversion price of HK$3.7 per Ordinary Share.

(ii) On 30 November 2001, the Company allotted 263,250,000 Ordinary Shares at HK$0.80 per Ordinary Share to GDH Limited upon its full exercise of the conversion rights attached to US$27 million convertible bonds due 2005 (the "2005 CBs").

(iii) The subscription rights attaching to 29,400,000 share options were exercised at the subscription price of HK$0.5312 per Ordinary Share (note 44 to the financial statements), resulting in the issue of 29,400,000 Ordinary Shares for a total consideration, before expenses, of HK$15,617,000.

Preference Shares

A summary of movements of the Company's preference share capital is as follows:

	Number of preference shares in issue	Preference share capital HK$'000	Preference share premium account HK$'000	Total HK$'000
At 1 January 2001	86,950	674	672,888	673,562
Redemption of Preference Shares	(1,001)	(8)	(7,746)	(7,754)
At 31 December 2001 and 2002	85,949	666	665,142	665,808

The Preference Shares, which are listed on the Luxembourg Stock Exchange, carry a fixed, cumulative dividend of $3\frac{1}{4}$% per annum by reference to the paid-up value of each Preference Share of US$1,000 which will increase to 9.6% per annum starting from 8 April 2003 on their redemption amount of 139.564% of their paid up value. The Preference Shares carry a right to be converted into fully-paid Ordinary Shares at a conversion price of HK$3.7 per Ordinary Share (as adjusted with effect from 22 December 2000), subject to adjustment, and at the fixed exchange rate of HK$7.74654 to US$1.

Notes to Financial Statements (continued)

31 December 2002

43. SHARE CAPITAL *(continued)*

Preference Shares (continued)

Unless previously converted, purchased and cancelled or redeemed by the Company in accordance with the terms and conditions of the Preference Shares, the Preference Shares were due to be redeemed at 139.564% of their paid-up value on 7 April 2003 subject to the conditions of the Preference Shares and the provisions of the Companies Ordinance and any other fiscal regulations and other legislation applicable to the Company.

Pursuant to the special resolutions passed on 16 September 2002, certain terms of the Preference Shares were amended (the "Amendments" and the "Additional Amendment", respectively). The Amendments are to provide for a put and a call option between the preference shareholders and GDH Limited at a price equal to 135% of their paid-up value. The Additional Amendment is to amend the terms of the Preference Shares such that for the year from 8 April 2003 to 7 April 2004, they will carry a reduced dividend of 6.60% per annum, on their redemption amount. The Additional Amendment is intended to reduce the amount of dividends (declared and /or undeclared) of the Preference Shares by approximately US$3.6 million for the year from 8 April 2003 to 7 April 2004.

Further details regarding the Amendments and the Additional Amendments are also set out in the Company's announcements dated 7 August 2002 and 19 August 2002 and in the Company's circular dated 23 August 2002.

Subsequent to the balance sheet date, GDH Limited, under the put option and call option pursuant to the Amendment, acquired all 100% interest in the Company's Preference Shares as at 8 February 2003. The Preference Shares still remain outstanding as at the date of this report.

Assuming the full conversion of the outstanding 85,949 Preference Shares into Ordinary Shares of the Company at the conversion price, the Company would have issued 179,947,936 new Ordinary Shares, representing approximately 3.37% of the then existing issued ordinary share capital of the Company as enlarged by such new Ordinary Shares as at the balance sheet date. Such conversion right has been lapsed on 31 March 2003.

Share options

Details of the Company's share option scheme and the share options issued under the scheme are included in note 44 to the financial statements.

Notes to Financial Statements (continued)

31 December 2002

43. SHARE CAPITAL (continued)

American Depositary Receipt

Citibank, N.A. established an American depositary receipt ("ADR") Programme for the Ordinary Shares and the registration statement for the ADR programme was declared effective by the U.S. Securities and Exchange Commission on 5 August 1994. A maximum of 16,000,000 American depositary shares, representing 160,000,000 Ordinary Shares, may be traded over-the-counter in the U.S. under the ADR programme. No new shares were issued or are expected to be issued as a result of the ADR programme.

The ADR programme was established to enable the investor base of the Company to be enlarged. The Company has appointed Citibank, N.A. as the depositary for the ADR programme.

Subsequent to the balance sheet date, the ADR Programme has been terminated with effect from 24 February 2003.

44. SHARE OPTION SCHEME

SSAP 34 was adopted during the year, as explained in note 2 and under the heading "Employee benefits" in note 3 to the financial statements. As a result, these detailed disclosures relating to the Group's share option schemes are now included in the notes to the financial statements. In the prior year, these disclosures were included in the Report of the Directors, as their disclosure is also a requirement of the Listing Rules.

(a) The share option scheme of GDI

On 31 May 2002, the Company terminated its then share option scheme adopted on 2 February 1994 (the "Old GDI Scheme") and the Company adopted a new share option scheme (the "GDI Scheme").

Pursuant to the Old GDI Scheme, the exercise price of the share options as determined by the directors would be a price equal to the higher of the nominal value of the Ordinary Shares and an amount not less than 80% of the average of the closing prices of the shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of grant of the option.

Notes to Financial Statements (continued)

31 December 2002

44. SHARE OPTION SCHEME (continued)

(a) *The share option scheme of GDI (continued)*

In response to the amendments by the Stock Exchange in connection with Chapter 17 (Share Option Schemes) of the Listing Rules, the Company terminated the Old GDI Scheme and then adopted the GDI Scheme on 31 May 2002 as follows:

The purpose of the GDI Scheme is to provide incentives to the participants to contribute to the Group, to enable the Group to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationship with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the GDI Scheme include the Company's directors (including non-executive and independent non-executive directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group. The GDI Scheme unless otherwise terminated or amended, will remain in force for 10 years from 3 June 2002.

The maximum number of Ordinary Shares which may be issued upon exercise of all outstanding options granted and yet to be granted under the GDI Scheme and any other schemes of the Company must not exceed 30% of the Ordinary Shares in issue from time to time. The total number of Ordinary Shares which may be issued upon exercise of all options to be granted under the GDI Scheme and any other schemes of the Company must not in aggregate exceed 10% of the Ordinary Shares of the Company in issue as at the date of adopting the GDI Scheme, but the Company may seek approval of its shareholders in general meeting to refresh the 10% limit under the GDI scheme. At 31 December 2002, the number of ordinary shares issuable under share options granted under the share option schemes of the Company was 349,348,939, which represented approximately 6.77% of the Company's Ordinary Shares in issue as at that date.

The total number of shares issued and to be issued upon exercise of the share options granted and to be granted to each eligible participant (including both exercised and outstanding options) in any 12-month period up to the date of grant must not exceed 1% of the Ordinary Shares in issue at the date of grant. Any further grant of share options in excess of this limit is subject to shareholders' approval in general meeting of the Company.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors of the Company. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the Ordinary Shares of the Company in issue at any time and with an aggregate value (based on the closing price of the Company's Ordinary Shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in general meeting of the Company.

Notes to Financial Statements (continued)

31 December 2002

44. SHARE OPTION SCHEME (continued)

(a) The share option scheme of GDI (continued)

An offer of the grant of a share option may be accepted within 14 days from the date of the offer upon payment of a consideration of HK$1.00 by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after a certain vesting period and ends on a date which is not later than 10 years from the date of grant of the share options.

The exercise price of the share options is determinable by the directors, but must not be less than the higher of (i) the closing price of the Company's Ordinary Shares as stated in the Stock Exchange's daily quotation sheet on the date of grant of the share options, which must be a business day; (ii) the average closing price of the Company's Ordinary Shares as stated in the Stock Exchange's daily quotation sheet for the five business days immediately preceding the date of grant of the share options; and (iii) the nominal value of the Ordinary Shares.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meeting.

The following share options were outstanding under the share option schemes of GDI during the year:

Name or category of participant	Number of share options					Date of grant of share options* (DD/MM/YYYY)	Exercise period of share options (both dates inclusive)# (DD/MM/YYYY)	Exercise price of share options** HK$	Price of the Company's Ordinary Shares***
	At 1 January 2002	Grant of share options during the year##	Cancelled/ lapsed during the year	Exercised during the year	At 31 December 2002				At date of grant of options HK$
Directors									
WU Jiesi	12,000,000	—	—	—	12,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	—	9,000,000	—	—	9,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	6,000,000	—	—	6,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
LI Wenyue	12,000,000	—	—	—	12,000,000	10.08.2001	11.02.2002 to 10.02.2007	0.5312	0.67
	—	9,000,000	—	—	9,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	6,000,000	—	—	6,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
ZHANG Hui	—	5,000,000	—	—	5,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
CHAN Cho Chak, John	1,000,000	—	—	—	1,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96

Notes to Financial Statements (continued)

31 December 2002

44. SHARE OPTION SCHEME (continued)

(a) The share option scheme of GDI (continued)

Name or category of participant	Number of share options: At 1 January 2002	Grant of share options during the year##	Cancelled/ lapsed during the year	Exercised during the year	At 31 December 2002	Date of grant of share options* (DD/MM/YYYY)	Exercise period of share options (both dates inclusive)# (DD/MM/YYYY)	Exercise price of share options** HK$	Price of the Company's Ordinary Shares*** At date of grant of options HK$
LI Kwok Po, David	1,000,000	—	—	—	1,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
CHENG Mo Chi, Moses	1,000,000	—	—	—	1,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
FUNG, Daniel R.	1,000,000	—	—	—	1,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
YE Xuquan	12,000,000	—	—	—	12,000,000	10.08.2001	11.02.2002 to 10.02.2007	0.5312	0.67
	—	9,000,000	—	—	9,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	6,000,000	—	—	6,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
LI Wai Keung	1,500,000	—	—	—	1,500,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	—	1,500,000	—	—	1,500,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	1,500,000	—	—	1,500,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
ZHANG Yaping	12,000,000	—	—	—	12,000,000	10.08.2001	11.02.2002 to 10.02.2007	0.5312	0.67
	—	9,000,000	—	—	9,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	6,000,000	—	—	6,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
ZHAI Zhiming	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
WANG Man Kwan, Paul	1,500,000	—	—	(500,000)	1,000,000	10.08.2001	11.02.2002 to 10.02.2007	0.5312	0.67
	—	1,500,000	—	—	1,500,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	1,500,000	—	—	1,500,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96

Notes to Financial Statements (continued)

31 December 2002

44. SHARE OPTION SCHEME (continued)

(a) The share option scheme of GDI (continued)

Name or category of participant	Number of share options					Date of grant of share options* (DD/MM/YYYY)	Exercise period of share options (both dates inclusive)# (DD/MM/YYYY)	Exercise price of share options** HK$	Price of the Company's Ordinary Shares*** At date of grant of options HK$
	At 1 January 2002	Grant of share options during the year##	Cancelled/ lapsed during the year	Exercised during the year	At 31 December 2002				
GU Shunan	1,000,000	—	—	—	1,000,000	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
WANG Xiaofeng	—	1,000,000	—	—	1,000,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	1,000,000	—	—	1,000,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
	56,000,000	85,000,000	—	(500,000)	140,500,000				
Others									
Employees	1,490,000	—	(1,490,000)	—	—	09.12.1996	10.06.1997 to 09.06.2002	4.536	5.90
	6,005,000	—	(3,300,000)	—	2,705,000	18.02.1998	19.08.1998 to 18.08.2003	2.892	3.70
	5,350,000	—	(2,500,000)	—	2,850,000	16.03.1998	17.09.1998 to 16.09.2003	3.024	3.75
	129,500,000	—	(10,400,000)	(28,900,000)	90,200,000	10.08.2001	11.02.2002 to 10.02.2007	0.5312	0.67
	1,000,000	—	(1,000,000)	—	—	01.11.2001	02.05.2002 to 01.05.2007	0.74	0.74
	—	14,300,000	(500,000)	—	13,800,000	07.05.2002	08.11.2002 to 07.11.2007	0.814	0.81
	—	67,900,000	—	—	67,900,000	04.12.2002	05.03.2003 to 04.03.2008	0.96	0.96
Consultant	—	31,393,939	—	—	31,393,939	03.06.2002	21.12.2002 to 03.06.2007	0.816	0.81
	143,345,000	113,593,939	(19,190,000)	(28,900,000)	208,848,939				
Total	199,345,000	198,593,939	(19,190,000)	(29,400,000)	349,348,939				

* The vesting period of the share options is from the date of grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

*** The price of the Company's Ordinary Shares disclosed as at the date of grant of the share options is the closing price on the Stock Exchange on the business day on which the options were granted.

\# If the last day of the option period is not a business day in Hong Kong, the option period expires at 5:01 p.m. on the business day preceding that day (Hong Kong time).

\#\# HK$1.00 is payable by the grantee on acceptance of the offer in respect of the option granted on 4 December 2002.

Notes to Financial Statements (continued)

31 December 2002

44. SHARE OPTION SCHEME (continued)

(b) The share option scheme of GD Brewery

On 31 May 2002, GD Brewery terminated its then share option scheme adopted on 22 July 1997 (the "Old GD Brewery Scheme") and adopted a new share option scheme (the "GD Brewery Scheme").

Pursuant to the Old GD Brewery Scheme, the exercise price of the share options as determined by the directors would be a price equal to the higher of the nominal value of the shares and an amount not less than 80% of the average of the closing prices of the shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of grant of the option.

In response to the amendments by the Stock Exchange in connection with Chapter 17 (Share Option Schemes) of the Listing Rules. GD Brewery terminated the Old GD Brewery Scheme and then adopted the GD Brewery Scheme on 31 May 2002 as follows:

The purpose of the GD Brewery Scheme is to provide incentives to the participants to contribute to the GD Brewery Group, to enable the GD Brewery Group to recruit and retain quality employees to serve the GD Brewery Group on a long-term basis, to maintain good relationship with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the GD Brewery Group. Eligible participants of the GD Brewery Scheme include the directors (including non-executive and independent non-executive directors), employees or executives of the GD Brewery Group, consultants or advisers of the GD Brewery Group, suppliers of goods or services to the GD Brewery Group, customers of the GD Brewery Group, and substantial shareholders of the GD Brewery Group. The GD Brewery Scheme unless otherwise terminated or amended, will remain in force for a period of 10 years from 10 January 2003.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be granted under the GD Brewery Scheme and any other schemes of GD Brewery must not exceed 30% of its shares in issue from time to time. The total number of shares which may be issued upon exercise of all options to be granted under the GD Brewery Scheme and any other schemes of GD Brewery must not in aggregate exceed 10% of the shares of GD Brewery in issue as at the date of adopting the GD Brewery Scheme, but GD Brewery may seek approval of its shareholders in general meeting to refresh the 10% limit under the GD Brewery Scheme. As at 31 December 2002, the total number of shares issuable for option granted under the share option schemes of GD Brewery was 21,050,000, which represented approximately 1.68% of the shares of GD Brewery in issue as at that date.

Notes to Financial Statements (continued)

31 December 2002

44. SHARE OPTION SCHEME (continued)

(b) The share option scheme of GD Brewery (continued)

The total number of shares issued and to be issued upon exercise of the share options granted and to be granted to each participant (including both exercised and outstanding options) in any 12-month period up to the date of grant must not exceed 1% of the shares in issue at the date of grant. Any further grant of share options in excess of this limit is subject to shareholders' approval in general meeting of GD Brewery.

Share options granted to a director, chief executive or substantial shareholder of GD Brewery, or to any of their associates, are subject to approval in advance by the independent non-executive directors of GD Brewery. In addition, any share options granted to a substantial shareholder or an independent non-executive director of GD Brewery, or to any of their associates, in excess of 0.1% of the shares of GD Brewery in issue at any time or with an aggregate value (based on the closing price of GD Brewery's shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in general meeting of GD Brewery.

An offer of the grant of a share option may be accepted within 14 days from the date of the offer upon payment of a consideration of HK$1 by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after a certain vesting period and ends on a date which is not later than 10 years from the date of grant of the share options.

The exercise price of the share options is determinable by the directors of GD Brewery, but must not be less than the higher of (i) the closing price of GD Brewery's shares as stated in the Stock Exchange's daily quotation sheet on the date of the grant of the share options; (ii) the average closing price of GD Brewery's shares as stated in the Stock Exchange's daily quotation sheet for the five business days immediately preceding the date of grant of the share options and (iii) the nominal value of GD Brewery's shares.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meeting.

Notes to Financial Statements (continued)

31 December 2002

44. SHARE OPTION SCHEME (continued)

(b) The share option scheme of GD Brewery (continued)

The following share options were outstanding under the share option schemes of GD Brewery during the year:

	Number of share options						
Name or category of participants	At 1 January 2002	Cancelled during the year	At 31 December 2002	Date of grant of share options* (DD/MM/YYYY)	Exercise period of share options# (DD/MM/YYYY)	Exercise price of share options** HK$	Price of GD Brewery's share at date of grant of options*** HK$
Director and chief executive of GD Brewery							
In aggregate	17,000,000	—	17,000,000	10.10.2001	11.04.2002 to 10.04.2007	0.383	0.38
	1,200,000	—	1,200,000	20.08.1997	20.02.1998 to 19.02.2003	2.100	2.725
	18,200,000	—	18,200,000				
Employees							
In aggregate	2,650,000	(200,000)	2,450,000	20.08.1997	20.02.1998 to 19.02.2003	2.100	2.725
	5,400,000	(5,000,000)	400,000	10.10.2001	11.04.2002 to 10.04.2007	0.383	0.38
	8,050,000	(5,200,000)	2,850,000				
	26,250,000	(5,200,000)	21,050,000				

* The vesting period of the share options is from the date of grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in GD Brewery's share capital.

*** The price of GD Brewery's shares disclosed as at the date of grant of the share options is the closing price on the Stock Exchange on the business day on which the options were granted.

If the last day of the option period is not a business day in Hong Kong, the option period expires at 5:01 p.m. on the business day preceding that day (Hong Kong time).

Notes to Financial Statements (continued)

31 December 2002

44. SHARE OPTION SCHEME (continued)

(c) The share option scheme of GD Tannery

On 31 May 2002, GD Tannery terminated its then share option scheme adopted on 26 November 1996 (the "Old GD Tannery Scheme") and adopted a new share option scheme (the "GD Tannery Scheme").

Pursuant to the Old GD Tannery Scheme, the exercise price of the share options as determined by the directors would be a price equal to the higher of the nominal value of the shares and an amount not less than 80% of the average of the closing prices of the shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of offer of the option.

In response to the amendments by the Stock Exchange is in connection with Chapter 17 (Share Option Schemes) of the Listing Rules. GD Tannery terminated the Old GD Tannery Scheme and then adopted the GD Tannery Scheme on 31 May 2002 as follows:

The purpose of the GD Tannery Scheme is to provide incentives to the participants to contribute to the GD Tannery Group, to enable the GD Tannery Group to recruit and retain quality employees to serve the GD Tannery Group on a long-term basis, to maintain good relationship with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the GD Tannery Group. Eligible participants of the GD Tannery Scheme include the directors (including non-executive and independent non-executive directors), employees or executives of the GD Tannery Group, consultants or advisers of the GD Tannery Group, suppliers of goods or services to the GD Tannery Group, customers of the GD Tannery Group, and substantial shareholders of the GD Tannery Group. The GD Tannery Scheme unless otherwise terminated or amended, will remain in force for 10 years from 13 January 2003.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be granted under the GD Tannery Scheme and any other schemes of GD Tannery must not exceed 30% of its shares in issue from time to time. The total number of shares which may be issued upon exercise of all options to be granted under the GD Tannery Scheme and any other schemes of GD Tannery must not in aggregate exceed 10% of the shares of GD Tannery in issue as at the date of adopting the GD Tannery Scheme, but GD Tannery may seek approval of its shareholders in general meeting to refresh the 10% limit under the GD Tannery Scheme. As at 31 December 2002, there was no shares issuable for option granted under the GD Tannery Scheme because there was no share option outstanding at that date.

Notes to Financial Statements (continued)

31 December 2002

44. SHARE OPTION SCHEME (continued)

(c) The share option scheme of GD Tannery (continued)

The total number of shares issued and to be issued upon exercise of the share options granted and to be granted to each participant (including both exercised and outstanding options) in any 12-month period up to the date of grant must not exceed 1% of the shares in issue at the date of grant. Any further grant of share options in excess of this limit is subject to shareholders' approval in general meeting of GD Tannery.

Share options granted to a director, chief executive or substantial shareholder of GD Tannery, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of GD Tannery, or to any of their associates, in excess of 0.1% of the shares of GD Tannery in issue at any time or with an aggregate value (based on the closing price of GD Tannery shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in general meeting of GD Tannery.

An offer of the grant of a share option may be accepted within 14 days from the date of the offer upon payment of a consideration of HK$1 by the grantee. The exercise period of the share options granted is determinable by the directors of GD Tannery, and commences after a certain vesting period and ends on a date which is not later than 10 years from the date of grant of the share options.

The exercise price of the share options is determinable by the directors of GD Tannery, but must not be less than the higher of (i) the closing price of GD Tannery's shares as stated in the Stock Exchange's daily quotation sheet on the date of the grant of the share options, which must be a business day; (ii) the average closing price of GD Tannery's shares as stated in the Stock Exchange's daily quotation sheet for the five business days immediately preceding the date of the grant of the options and (iii) the nominal value of GD Tannery's shares.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meeting.

There were no share options granted to or exercised by the directors of GD Tannery under the GD Tannery Scheme during the year.

Notes to Financial Statements (continued)

31 December 2002

44. SHARE OPTION SCHEME (continued)

(c) The share option scheme of GD Tannery (continued)

The following share options were outstanding under the share option schemes GD Tannery during the year:

Name or category of participant	Number of share options: At 1 January 2002	Lapsed during the year	At 31 December 2002	Date of grant of share options* (DD/MM/YYYY)	Exercise period of share options# (DD/MM/YYYY)	Exercise price of share option** HK$	Price of GD Tannery's share at date of grant of options*** HK$
Directors of GD Tannery							
In aggregate	500,000	(500,000)	—	15.01.1997	15.07.1997 to 14.01.2002	1.3936	2.05
	500,000	(500,000)	—				
Employees							
In aggregate	3,900,000	(3,900,000)	—	15.01.1997	15.07.1997 to 14.01.2002	1.3936	2.05
	2,000,000	(2,000,000)	—	27.05.1997	27.11.1997 to 26.05.2002	2.2240	3.625
	5,900,000	(5,900,000)	—				
	6,400,000	(6,400,000)	—				

* The vesting period of the share options is from the date of grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in GD Tannery's share capital.

*** The price of GD Tannery's shares disclosed as at the date of grant of the share options is the closing price on the Stock Exchange on the business day on which the options were granted.

If the day of the option period is not a business day in Hong Kong, the option period expires at 5:01 p.m. on the business day preceding that day (Hong Kong time).

Notes to Financial Statements (continued)

31 December 2002

45. RESERVES

Group	Preference share premium account HK$'000	Ordinary share premium account HK$'000	Ordinary Shares to be issued HK$'000 (Note 45(b))	Capital reserve HK$'000	Expansion fund reserve HK$'000	Exchange fluctuation reserve HK$'000	Special reserve HK$'000 (Note 45(a))	Accumulated losses HK$'000	Total HK$'000
At 1 January 2001	672,888	5,841,351	—	3,913,564	95,139	(121,692)	145,993	(4,464,602)	6,082,641
Adjustment for reversal of accrued dividend (Note 45(a))	—	—	—	—	—	—	—	49,096	49,096
Transferred from special reserve (Note 45(a))	—	—	—	—	—	—	(145,993)	145,993	—
Conversion of Preference Shares into Ordinary Shares (Note 43(i))	(7,746)	6,706	—	—	—	—	—	—	(1,040)
Share issue expenses	—	(60)	—	—	—	—	—	—	(60)
Net profit for the year	—	—	—	—	—	—	—	285,542	285,542
Conversion of 2005 Guaranteed Bonds into Ordinary Shares (Note 43(ii))	—	78,975	—	—	—	—	—	—	78,975
Transfer from the profit and loss account	—	—	—	—	30,720	—	—	(30,720)	—
Impairment of goodwill arising from acquisition of a subsidiary	—	—	—	15,685	—	—	—	—	15,685
Capitalisation of retained profits and expansion fund reserve as registered capital of a subsidiary (Note 45(c))	—	—	—	21,024	(18,670)	—	—	(2,354)	—
Release on disposal of subsidiaries	—	—	—	(38,450)	(8,447)	53,445	—	32,478	39,026
Exchange adjustments	—	—	—	—	—	475	—	—	475
Additional Shares to be issued as a result of Acquisition	—	—	121,440	(121,440)	—	—	—	—	—
At 31 December 2001	665,142	5,926,972	121,440	3,790,383	98,742	(67,772)	—	(3,984,567)	6,550,340
Reserves retained by:									
Company and subsidiaries	665,142	5,926,972	121,440	3,790,383	90,197	(62,778)	—	(4,096,971)	6,434,385
Associates	—	—	—	—	4,112	(4,994)	—	40,862	39,980
Jointly-controlled entity	—	—	—	—	4,433	—	—	71,542	75,975
At 31 December 2001	665,142	5,926,972	121,440	3,790,383	98,742	(67,772)	—	(3,984,567)	6,550,340

Notes to Financial Statements (continued)

31 December 2002

45. RESERVES (continued)

Group	Preference share premium account HK$'000	Ordinary share premium account HK$'000	Ordinary Shares to be issued HK$'000 (Note 45(b))	Capital reserve HK$'000	Expansion fund reserve HK$'000	Exchange fluctuation reserve HK$'000	Special reserve HK$'000 (Note 45(a))	Accumulated losses HK$'000	Total HK$'000
At 1 January 2002	665,142	5,926,972	121,440	3,790,383	98,742	(67,772)	—	(3,984,567)	6,550,340
Share options exercised (Note 43(iii))	—	917	—	—	—	—	—	—	917
Net profit for the year	—	—	—	—	—	—	—	281,108	281,108
Transfer from the profit and loss account	—	—	—	—	50,345	—	—	(50,345)	—
Release on disposal of									
— associates	—	—	—	—	(3,221)	2,366	—	3,221	2,366
— subsidiaries	—	—	—	—	(553)	(949)	—	553	(949)
Exchange adjustments	—	—	—	—	—	(256)	—	—	(256)
Additional Shares to be issued as a result of Acquisition	—	—	121,440	(121,440)	—	—	—	—	—
At 31 December 2002	665,142	5,927,889	242,880	3,668,943	145,313	(66,611)	—	(3,750,030)	6,833,526
Reserves retained by:									
Company and subsidiaries	665,142	5,927,889	242,880	3,668,943	130,309	(61,829)	—	(3,975,263)	6,598,071
Associates	—	—	—	—	10,571	(4,782)	—	99,072	104,861
Jointly-controlled entity	—	—	—	—	4,433	—	—	126,161	130,594
At 31 December 2002	665,142	5,927,889	242,880	3,668,943	145,313	(66,611)	—	(3,750,030)	6,833,526

Notes to Financial Statements (continued)

31 December 2002

45. RESERVES (continued)

Company	Preference share premium account HK$'000	Ordinary share premium account HK$'000	Ordinary Shares to be issued HK$'000 (Note 45(b))	Capital reserve HK$'000	Exchange fluctuation reserve HK$'000	Special reserve HK$'000 (Note 45(a))	Accumulated losses HK$'000	Total HK$'000
At 1 January 2001	672,888	5,841,351	—	1,733,711	(14,813)	145,993	(4,091,813)	4,287,317
Adjustment for reversal of accrued dividend (Note 45(a))	—	—	—	—	—	—	49,096	49,096
Transfer from special reserve (Note 45(a))	—	—	—	—	—	(145,993)	145,993	—
Conversion of Preference Shares into Ordinary Shares (Note 43(i))	(7,746)	6,706	—	—	—	—	—	(1,040)
Share issue expenses	—	(60)	—	—	—	—	—	(60)
Additional Shares to be issued as a result of the Acquisition	—	—	121,440	—	—	—	—	121,440
Net profit for the year	—	—	—	—	—	—	9,229	9,229
Conversion of 2005 CBs into Ordinary Shares (Note 43(ii))	—	78,975	—	—	—	—	—	78,975
At 31 December 2001 and 1 January 2002	665,142	5,926,972	121,440	1,733,711	(14,813)	—	(3,887,495)	4,544,957
Share option exercised (Note 43(iii))	—	917	—	—	—	—	—	917
Additional Shares to be issued as a result of the Acquisition	—	—	121,440	—	—	—	—	121,440
Net profit for the year	—	—	—	—	—	—	143,201	143,201
At 31 December 2002	665,142	5,927,889	242,880	1,733,711	(14,813)	—	(3,744,294)	4,810,515

(a) Pursuant to the Articles of Association of the Company, the Company may only pay the fixed dividend on the Preference Shares if the Company has sufficient distributable profits and if the payment of such dividend is declared. Under SSAP 28, as the Company did not have a present obligation to pay the fixed dividend on the Preference Shares as at 31 December 2001, no accrual for such dividend was made during the year. In addition, an adjustment to the opening balance of the Company's and the Group's accumulated losses was made for the reversal of the accrual for the fixed dividend on the Preference Shares of HK$49,096,000 as at 1 January 2001 in accordance with the transitional provisions of SSAP 28.

Further, pursuant to Article 5(A)(x)(viii) of the Company's Articles of Association, the Company was required to establish a Preference Share Redemption Account and, subject to any applicable laws, transfer into such account annually one-fifth of the redemption premium payable on the maturity of the Preference Shares.

Notes to Financial Statements (continued)

31 December 2002

45. RESERVES (continued)

To date, the Company has not had sufficient distributable profits from which it could credit the appropriate amount to the Preference Share Redemption Account. Therefore, the directors established a special reserve which represented the amount that the Company would have been obliged to transfer to the Preference Share Redemption Account, the Company had sufficient reserves available for the purpose. The amount standing to the credit of the special reserve was only to be transferred to the Preference Share Redemption Account if the Company no longer had accumulated losses (excluding losses attributable to the balance of the provision in the special reserve).

However, due to certain amendments to the Companies Ordinance, the Company may no longer repay the premium on redemption of the Preference Shares from the Preference Share Redemption Account. Therefore, the directors have concluded that such special reserve may no longer assist in the redemption of the Preference Shares and the balance of the amount standing to the credit of such special reserve as at 1 January 2001 has been transferred to accumulated losses during the year ended 31 December 2001.

(b) As part of the consideration for the Acquisition of GH Holdings (as referred to in note (13) to the financial statements), the Company issued 2.3 billion Ordinary Shares (the "Consideration Shares") to GDH Limited and is committed to issue 66 million Ordinary Shares (the "Additional Shares") for each year of the five years commencing from 22 December 2000 (the "Earnout Period") to GDH Limited subject to the performance of WaterCo meeting the milestones as set out in the Earnout Agreement. Further details of this obligation are set out in the shareholders' circular of the Company in respect of the Acquisition dated 15 September 2000 (the "Acquisition Circular").

WaterCo has already attained the performance milestones under the Earnout Agreement for each of the first four years of the Earnout Period. Accordingly, the Company has an obligation to issue a total of 264 million Additional Shares to GDH Limited in accordance with the Earnout Agreement upon the latter of 21 December 2003 and the completion of the Phase IV Renovation Project (expected to be in mid-2004). The issuance of any further Additional Shares remains however contingent upon WaterCo meeting the performance milestones under the Earnout Agreement in the subsequent year.

As pointed out in the Acquisition Circular, following negotiation with GDH Limited, the Company's board of directors (the "Board") had determined the issue price of each of the Additional Shares which might be issued to be HK$1.20 and the same as the issue price for each of the Consideration Shares issued to GDH Limited upon the completion of the Acquisition. The issue price of HK$1.20 as aforesaid (the "Circular Price") which was determined by reference to, in particular, the value of the Dongshen Water Supply Project was considered by both the independent financial adviser advising on the Acquisition and the Board (including the independent non-executive directors) to be fair and reasonable and approved by the shareholders of the Company in a general meeting held on 18 October 2000. Further details of the Circular Price determination and the valuation of Dongshen Water Supply Project are set out in the Acquisition Circular.

Notes to Financial Statements (continued)

31 December 2002

45. RESERVES (continued)

As a result of the SSAP 30 becoming effective and applicable for the year ended 31 December 2001, the Group and the Company are required to record each of the Additional Shares as shares that are to be issued at the prevailing market price of HK$0.92 per Ordinary Share on the date of the completion of the Acquisition (the "Market Price") instead of the Circular Price which also was the price adopted for the recording of the issue of all the Consideration Shares in 2000. Accordingly, an amount of HK$242,880,000 (being the value of the aforesaid 264 million Additional Shares to be issued at the Market Price) was credited to the Group's and the Company's reserves as "Ordinary Shares To Be Issued" to reflect the respective obligation of the Group and the Company in respect of those 264 million Additional Shares to be issued by a reduction of the Group's capital reserve on the acquisition of GH Holdings and an increase in the Company's investment cost in GH Holdings both of the same amount as certain contingencies that would affect the amount of the Group's and the Company's purchase consideration for GH Holdings have become probable. It is solely because of the new requirements under SSAP 30 that the above accounting treatment becomes necessary. All the rights and obligations under the Earnout Agreement remain unchanged. The compliance by the Company with all the obligations under the Earnout Agreement to be observed and performed on its part also remains unaffected.

(c) In 2001, prior to the Group's disposal of its 55.2% interest in Guangzhou Panyu Yue Hai Real Estate Limited ("GZ Panyu"), GZ Panyu capitalised its expansion fund reserve of HK$23,357,000 and retained profits of HK$2,943,000 as an increase in registered capital in proportion to the then interests held by the joint venture partners of GZ Panyu. Accordingly, the Group recorded reductions of its share of expansion fund reserve of HK$18,670,000 and retained profits of HK$2,354,000 of GZ Panyu by an increase in the consolidated capital reserve of HK$21,024,000 to reflect an increase in the Group's interest in the registered capital of GZ Panyu as a result of its capitalisation of reserves.

46. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Prior year adjustment

SSAP 15 (Revised) was adopted during the current year. Apart from those detailed in note 2 to the financial statements, the definition of "cash equivalents" under the revised SSAP 15 has been revised from that under the previous SSAP 15, as explained under the heading "Cash equivalents" in note 3 to the financial statements. This has resulted in the pledged bank deposits and balances, which had original maturity of less than three months when acquired and were pledged for certain trade and credit facilities, no longer qualifying as cash equivalents. The amount of cash equivalent in the consolidated cash flow statement at 31 December 2001 has been adjusted to remove the pledged bank deposits and balances amounting to HK$66,305,000, previously included at that date. The year's movement in pledged bank deposits and balances is now included in cash flows from investing activities and the comparative cash flow statement has been changed accordingly.

Notes to Financial Statements (continued)

31 December 2002

46. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(b) Disposal of subsidiaries

	2002 HK$'000	2001 HK$'000
Net assets disposed of:		
Fixed assets	4,260	46,313
Properties under development	—	170,410
Investment properties	—	178,480
Trademarks	800	—
Interest in associates	38,528	37,891
Other long term assets	—	2,717
Due from minority shareholders of subsidiaries	—	14,935
Due from a fellow subsidiary	—	37,690
Inventories	4,155	213,169
Receivables, prepayments and deposits	4,409	211,594
Cash and bank balances	1,945	75,437
Trade payables, accruals and other liabilities	(4,783)	(357,199)
Tax payable	—	(7,048)
Due to minority shareholders of subsidiaries	—	(550)
Due to fellow subsidiaries	—	(1,000)
Due to group companies	(121,232)	—
Minority interests	(3,994)	(155,671)
	(75,912)	467,168
Due to group companies disposed of	121,232	—
Release of goodwill	—	(11,865)
Release of exchange fluctuation reserve	(949)	53,512
	44,371	508,815
Gain on disposal of Leather Ware Operation	636	—
Gain on discontinuation of Curtain Wall Operation	—	25,534
Gain/(Loss) on disposal of subsidiaries, net	2,939	(8,481)
	47,946	525,868

Notes to Financial Statements (continued)

31 December 2002

46. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(b) Disposal of subsidiaries (continued)

	2002 HK$'000	2001 HK$'000
Satisfied by:		
Cash, net of expenses	**27,946**	392,850
Increase in other receivables	**20,000**	—
Increase in amounts due from fellow subsidiaries	—	48,327
Reclassification to interests in associates	—	84,691
	47,946	525,868

An analysis of the net cash inflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	2002 HK$'000	2001 HK$'000
Cash, net of expenses	**27,946**	392,850
Cash and bank balances disposed of	**(1,945)**	(75,437)
Net inflow of cash and cash equivalents in respect of the disposal of subsidiaries	**26,001**	317,413

The results of subsidiaries disposed of for the year ended 31 December 2002 had no significant impact on the Group's consolidated turnover or profit after tax for the year.

In the prior year, the disposed subsidiaries contributed HK$331,105,000 to turnover and HK$53,774,000 to the consolidated profit after tax for the year ended 31 December 2001.

Notes to Financial Statements (continued)

31 December 2002

46. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(c) Cash and cash equivalents

	2002 HK$'000	2001 HK$'000
Cash and cash equivalents in the consolidated balance sheet as at 31 December	1,770,910	1,538,442
Non-pledged time deposits with original maturity of three months or more when acquired	(500)	(1,452)
Bank overdrafts	—	(2,356)
Cash and cash equivalents in the consolidated cash flow statement as at 31 December	1,770,410	1,534,634

47. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment properties and certain plant and machinery under operating lease arrangements, with leases negotiated for terms ranging from one to ten years. The terms of the leases generally also require the tenants to pay security deposits and provide for periodic rental adjustments according to the then prevailing market conditions.

At 31 December 2002, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Group	
	2002 HK$'000	2001 HK$'000
Within one year	292,354	310,490
In the second to fifth years, inclusive	318,659	597,948
After five years	82,150	352,378
	693,163	1,260,816

Notes to Financial Statements (continued)

31 December 2002

47. OPERATING LEASE ARRANGEMENTS (continued)

(b) As lessee

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to fifty years.

At 31 December 2002, the Group had total future minimum lease payments under non-cancellable operating leases in respect of land and buildings falling due as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Within one year	**5,388**	8,582
In the second to fifth years, inclusive	**5,080**	2,627
After five years	**17,549**	—
	28,017	11,209

The Company did not have significant operating lease arrangements as at the balance sheet date.

48. COMMITMENTS

In addition to the operating lease arrangements detailed in note 47 to the financial statements, the Group had the following commitments at the balance sheet date:

		Group	
		2002	2001
		HK$'000	HK$'000
(a)	Capital commitments in respect of property, plant and equipment:		
	Contracted for	**8,666**	23,504
	Authorised, but not contracted for	**5,623**	942
		14,289	24,446
(b)	Other capital commitments other than those listed below:		
	Contracted for	—	32,420
	Authorised, but not contracted for	**76,992**	—
		76,992	32,420

Notes to Financial Statements (continued)

31 December 2002

48. COMMITMENTS (continued)

(c) In accordance with the EPC Contract, as referred to in note 24(c) to the financial statements, the Project Bureau is responsible for funding any overrun cost in the event that the ultimate cost exceeds the projected total cost of RMB4.7 billion.

The cost of RMB4.7 billion will be financed by a non interest-bearing loan facility of RMB2.53 billion, which originates from a loan facility granted by the Hong Kong Government of the SAR to the Guangdong Provincial Government for the Phase IV Renovation Project, and an interest-bearing loan facility of RMB2.17 billion from a group of banks in Mainland China at a rate of 5.184% (2001 : 5.589%) per annum. An aggregate amount of RMB1,460 million has been drawn from these banks as at 31 December 2002.

In November 2002, WaterCo obtained a new interest-bearing loan facility of RMB2.17 billion from a bank in Mainland China at a rate of 5.184% per annum. The loan had not been utilised as at 31 December 2002.

(d) As further explained in note 13 to financial statements, pursuant to the Earnout Agreement, the Company is committed to issue 264 million Additional Shares to GDH Limited on whichever is the later date of 21 December 2003 and the date of completion of the Phase IV Renovation Project. The completion of the Phase IV Renovation Project is scheduled in mid-2004.

As at 31 December 2002, further issuance of the remaining 66 million Additional Shares is contingent on the fulfillment of certain future performance of WaterCo in accordance with the Earnout Agreement.

(e) Pursuant to WaterCo's Articles of Association, the minority shareholder (also the Company's ultimate holding company, Yue Gang Investment, which directly holds 1% interest in WaterCo) is not entitled to any distributed profits of WaterCo for the first fifteen years of operation and 100% of the distributed profits for that period shall be made to GH Holdings. Starting from the sixteenth year of operations, 1.01% of the distributed profits of WaterCo for the first fifteen years of operation plus simple interest of 8% per annum on the unpaid amount of the distributed profits shall be made to Yue Gang Investment (collectively referred to as the "Deferred Dividend"). Once Yue Gang Investment has received the Deferred Dividend in full, all of the WaterCo's distributable profits are to be distributed to the GH Holdings and Yue Gang Investment according to their respective equity interests in WaterCo during the remaining operating period.

Notes to Financial Statements (continued)

31 December 2002

48. COMMITMENTS (continued)

(f) The Company, at a consideration of US$16.76 million, entered into a conditional sale and purchase agreement on 13 February 2001 with the minority shareholder of Zhongshan Power (Hong Kong) Limited ("ZPHK") for the Company's disposal of its entire 95% interest in and its shareholders' loans to ZPHK. As part of the consideration, the compensation for the right to receive certain guaranteed profits in an amount of US$2.97 million was received in August 2001. In addition, as another condition precedent to the completion of the sale, Zhongshan Power Plant, the contractual joint venture held by ZPHK, is required to fully repay, inter alia, its outstanding loan principal due to Yue Sheng Finance Limited, a wholly-owned subsidiary of the Company, in the sum of US$17.5 million which was repaid in January 2003. However, as at the date of this report, completion of the transaction still has not taken place. This is because the purchaser has encountered difficulty in fulfilling the remaining conditions precedent and in meeting its payment obligations under the agreement. The parties are currently in negotiation and seeking for a mutually acceptable solution to the matter.

(g) A preliminary agreement was entered into between the Group and an independent third party on 20 March 2001 for the disposal of the Group's 70% interest in Guang Dong Nanhua Cement Limited held by GCM for a total consideration of RMB30 million. GCM, which was a wholly-owned subsidiary of the Company, was deconsolidated from the Group's financial statements in prior years. When completed, the disposal would result in an increase of the net worth of the Group as full provision had previously been made by the Company in the prior year against its entire interests in the GCM Group as part of the process for the Company to disengage from non-core businesses. Up to the date of the financial statements were approved and authorised for issue by the board of directors, this transaction had not yet been completed.

Notes to Financial Statements (continued)

31 December 2002

49. CONTINGENT LIABILITIES

	Group		Company	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
(a) *Guarantees:*				
Guarantees given for banking facilities granted and utilised by:				
— Wholly-owned subsidiaries	—	—	451,960	887,861
— Non wholly-owned subsidiaries	—	—	103,195	153,360
Guarantees given for banking facilities granted to a fellow subsidiary	395	8,791	395	8,791
Guarantees given in respect of mortgage loans made by banks to the Group's purchasers of properties	1,217	34,499	—	—
Guarantees given in respect of mortgage loans made by banks to an associate's purchasers of properties	685	1,012	—	—
	2,297	44,302	555,550	1,050,012

(b) In March 2001, Yue Sheng Finance Limited ("Yue Sheng"), a wholly owned subsidiary of the Company, commenced legal proceedings in Mainland China to recover two outstanding loans aggregating of HK$40,000,000 together with interest thereon from the two Chinese parties who were the guarantors of those loans. The hearing of the case has already taken place but the PRC Court has not yet delivered judgment.

After trying without success to dispute the jurisdiction of the PRC Court in the aforesaid proceedings, the two guarantors and the borrower of those two loans commenced legal proceedings in Hong Kong against Yue Sheng and a former subsidiary of the Group in July 2001 seeking, inter alia, a declaration that the plaintiffs were under no legal obligation to repay the two loans and compensation. The case is still in progress.

Notes to Financial Statements (continued)

31 December 2002

49. CONTINGENT LIABILITIES (continued)

As a result of the mediation of the PRC Court, the parties to the PRC proceedings have agreed upon a settlement. As part of the settlement, the parties are seeking to bring the Hong Kong proceedings to an end. The PRC Court will also formalise the settlement once agreement has been reached among the parties to the Hong Kong proceedings for the final disposal of that case. The negotiation regarding the Hong Kong proceedings is still in progress.

Based on legal advice, the directors are of the view that the claim brought against Yue Sheng is without merit and no provision for the claims of the guarantors and the borrower was considered necessary as at 31 December 2002.

(c) In 2002, legal proceedings were brought against Guangdong (H.K.) Tours Company Limited ("GD Tours"), a wholly-owned subsidiary of the Company, claiming for damages in respect of traffic accidents in Mainland China involving members of a tour group organised by GD Tours. The proceedings are still in progress and the case has now been set down for trial on the issue of liability during the period from 24 November 2003 to 5 December 2003.

During the year and subsequent to the balance sheet date, GD Tours received certain claims in respect of another traffic accident in Mainland China involving members of a tour group organised by GD Tours. However, up to the date of this report, no legal proceedings have been commenced in respect of those claims.

Based on legal advice, the Directors are of the opinion that it is premature to estimate the outcome and hence, no provision has been made in the financial statements on account of the claims.

In any event, according to legal advice, GD Tours is not at fault. It has therefore already denied liability and will continue to vigorously contest all such claims.

(d) In September 2002, GD Tannery submitted a claim to China International Economic and Trade Arbitration Commission (the "Arbitration Commission") in Shenzhen, Mainland China against a PRC joint venture partner of a subsidiary of GD Tannery at Qingdao seeking, inter alia, termination of the joint venture agreement and compensation of losses and damages of approximately RMB24,000,000. However, the PRC joint venture partner also applied to the Arbitration Commission in Beijing against GD Tannery claiming for loss of fixed return under the joint venture agreement in question and damages in an aggregate of RMB15,000,000. The two arbitration proceedings are still in progress as at the date of this report.

Notes to Financial Statements (continued)

31 December 2002

49. CONTINGENT LIABILITIES (continued)

In the opinion of the directors of GD Tannery, based on legal advice, it is premature to conclude the likely outcome of the two arbitration proceedings, accordingly, no provision has been made in the financial statements as at 31 December 2002.

(e) Following the change in senior management of GD Tannery in June 2002, it was discovered that certain former executives (the "Former Executives") of Nanhai Tannery & Leather Products Co Ltd. ("Nanhai Tannery") (one of whom was also a former director of GD Tannery) had been involved in certain irregularities. Nanhai Tannery is a wholly owned subsidiary of GD Tannery established in Nanhai, Mainland China.

Upon discovery of the irregularities, an internal audit team of the Company and its immediate holding company, working with the new management of GD Tannery, conducted a preliminary investigation of the irregularities. The investigation revealed that the Former Executives apparently operated a business in parallel to the operations of Nanhai Tannery (the "Parallel Operation") for their own personal gain.

The incident was reported by GD Tannery to the relevant PRC authorities who have detained the Former Executives and seized documents related to the Parallel Operation for investigation. GD Tannery also instructed its auditors and the PRC lawyers to carry out special investigations with a view to ascertaining the effects of the Parallel Operation on the business of Nanhai Tannery and to advise the management of GD Tannery on possible recourse against the Former Executives.

Based on the findings of the special investigations and having regard to the professional advice received, the directors of GD Tannery are of the opinion that the Parallel Operation should not be incorporated in the financial statements of GD Tannery (and hence, the Group) and that the Parallel Operation appears to have involved various irregularities in its transactions under the applicable PRC law and regulations.

As the investigation of the PRC authorities are still ongoing, it is not possible to ascertain with any degree of reasonable certainty the consequential actions that may be taken by the PRC authorities for the aforesaid irregularities and the existence or otherwise of any penalties and claims. As of the date of this report, no action has been taken against GD Tannery Group and there have been no indications that any adverse actions against it are pending. Accordingly, based on currently available information, no provision has been made in the financial statements for such contingencies.

Notes to Financial Statements (continued)

31 December 2002

50. PLEDGE OF ASSETS

As at 31 December 2002, certain of the Group's fixed assets, investment properties and bank deposits, with a total net book value of HK$725,157,000 (2001: HK$1,560,761,000) were pledged to secure general banking facilities granted to the Group.

Included in the above net book value of the pledged assets is an amount of HK$707,644,000 (2001: HK$1,494,456,000) related to pledged properties, plant and equipment.

In addition to the above, a property under development in Mainland China held under a long term lease with a carrying amount of HK$64,000,000 (2001: HK$64,000,000) as at 31 December 2002 was held by a court in Mainland China as security for the Group's legal proceedings against the recovery from a debtor of the Group.

51. RELATED PARTY TRANSACTIONS

In addition to the transactions set out elsewhere in the financial statements, the Group had the following significant related party transactions during the year.

	Notes	2002 HK$'000	2001 HK$'000
Sale of electricity to a minority shareholder of a subsidiary	(i)	**(464,371)**	(578,001)
Rental income from GDH Limited and certain of its subsidiaries	(ii)	**(7,195)**	(7,459)
Interest income from a fellow subsidiary, GD Finance	(iii)	**(1,766)**	(6,207)
General computer and SAP financial system maintenance service fees from GDH Limited and certain of its subsidiaries	(iv)	**(2,575)**	(1,668)
Property construction costs paid and payable to a fellow subsidiary	(v)	**—**	44,340
Annual fees to minority shareholders of subsidiaries	(vi)	**183**	10,735
Property management service fees paid to a fellow subsidiary	(vii)	**1,887**	2,346
Interest expense to:			
— Minority shareholders of subsidiaries	(viii)	**1,679**	3,990
— GDH Limited and certain of its subsidiaries	(ix)	**157,894**	135,533
Engineering facilities and construction costs paid to a fellow subsidiary	(x)	**1,679**	2,762
Repairs and maintenance service fees paid to a fellow subsidiary	(xi)	**613**	1,640
Hotel management fees received from fellow subsidiaries	(xii)	**1,429**	—

Notes to Financial Statements (continued)

31 December 2002

51. RELATED PARTY TRANSACTIONS (continued)

Notes:

(i) Under an operating agreement between the subsidiary and its minority shareholder dated 23 April 1994, the minority shareholder agreed to purchase all the electricity generated by the subsidiary. The sale of electricity was made at the price stipulated by the relevant government authority in Mainland China. The amount due from the minority shareholder of this subsidiary was HK$66,442,000 as at 31 December 2002 (2001: HK$123,025,000).

(ii) The rental income arose from the letting of certain of the Group's office premises to GDH Limited and certain of its subsidiaries in accordance with their respective tenancy agreements. As at the balance sheet date, the Group's balances with GDH Limited are set out in note 32 to the financial statements whereas the Group did not have any outstanding balance with these fellow subsidiaries except those disclosed in note 39(b) to the financial statements.

(iii) Guangdong Finance Co., Limited ("GD Finance") was a wholly-owned subsidiary of the Company before the Company transferred its entire interest in GD Finance to GDH Limited as part of the consideration for the Acquisition in 2000. As at 31 December 2002, GD Finance was a wholly-owned subsidiary of GDH Limited and a fellow subsidiary of the Company. The interest income arose from the Company's loan to GD Finance prior to the Acquisition. Further details of which, including the terms of the loan, are set out in note 31 to the financial statements. In addition, prior to the Acquisition, the Company has, jointly and severally with Guangdong Enterprises (Holdings) Limited ("GDE"), guaranteed certain bank loans to GD Finance at nil consideration. GDE was a previous controlling shareholder of the Company prior to the Acquisition. As at 31 December 2002, the outstanding amounts of these bank loans so guaranteed were HK$56,067 and US$43,508 (2001: HK$1,358,000 and US$953,000).

(iv) The Company provided certain general computer and SAP financial system maintenance services to GDH Limited and certain of its subsidiaries during the year in accordance with the respective agreements between the Company and GDH Limited and these fellow subsidiaries. The Group's balances with GDH Limited as at the balance sheet date are set out in note 32 to the financial statements. The Group did not have any outstanding balance with these fellow subsidiaries at the balance sheet date.

(v) The construction costs in 2001 arose from the property construction works on GZ Panyu's property development project performed by a fellow subsidiary of the Company in accordance with a contract awarded pursuant to a prior agreement between GZ Panyu and that fellow subsidiary. As at 31 December 2001, the Group did not have any outstanding balance with the fellow subsidiary.

Since January 2002, GZ Panyu has become an associated company of the Group. Accordingly, even if continuing thereafter, the Group's transaction with GZ Panyu would no longer constitute a related party transaction.

(vi) The annual fees paid by the Group are in accordance with the respective Sino-foreign Co-operative joint venture agreements.

(vii) The management fees arose from the property management services rendered by a fellow subsidiary of the Company to WaterCo under contracts entered into in accordance with the terms of an agreement made between WaterCo and the fellow subsidiary. At the balance sheet date, the Group did not have any outstanding balance with the fellow subsidiary.

(viii) The interest expense arose from funds advanced by minority shareholders of the Company's subsidiaries, details of which, including the terms, are disclosed in note 33 to the financial statements.

Notes to Financial Statements (continued)

31 December 2002

51. RELATED PARTY TRANSACTIONS (continued)

(ix) The interest expense arose from (a) loans advanced by GDH Limited to the Group which amounted to HK$626,623,000 as at 31 December 2002 (2001 : HK$113,241,000), further details of which are set out in note 32 to the financial statements; and (b) certain bank indebtedness of the Group and GH Holdings Debts amounting to HK$44,721,420 as at 31 December 2002 (2001: HK$1,882,247,000) held by GDH Limited and certain of its subsidiaries, further details of which are set out in notes 36, 39(b) and 41 to the financial statements.

(x) The construction costs arose from the construction of certain engineering facilities for WaterCo by a fellow subsidiary of the Company in accordance with contracts entered into pursuant to an existing agreement between WaterCo and the fellow subsidiary. At the balance sheet date, the Group did not have any outstanding balance with the fellow subsidiary.

(xi) The service fees arose from the repairs and maintenance works rendered by a fellow subsidiary of the Company on certain of WaterCo's plant and machinery. Such services were rendered in accordance with contracts entered into as required under existing contractual arrangements between WaterCo and the fellow subsidiary. At the balance sheet date, the Group has a balance of HK$1,150,000 (2001 : Nil) due to the fellow subsidiary.

(xii) The management fees income arose from the hotel management services rendered by a subsidiary of the Group to certain fellow subsidiaries of the Company in accordance with the terms of agreements entered into between that subsidiary and these fellow subsidiaries. At the balance sheet date, the Group did not have any outstanding balance with these fellow subsidiaries.

(xiii) On 3 June 2002, the Company engaged AMRI Financial Group Limited ("AMRI") for the provision of consultancy services in a project at an aggregate consideration of the grant of 31,393,939 share options of the Company. According to the service contract, additional fees may be paid where the outcome of the project exceeds an agreed target. A director of the immediate holding company of the Company is also a director and shareholder of AMRI.

Each share option granted to AMRI is exercisable to subscribe for an Ordinary Share at an exercise price of HK$0.816 commencing from the date of successful completion of the project to 3 June 2007. As at the date of this report, the project had been completed and none of the share options were exercised. Further details of the share options are also set out in note 44(a) to the financial statements.

(xiv) The cash distribution made by GH Holdings out of its capital contribution reserve and its distributable profits, amounted to HK$22,795,000 (2001 : HK$23,699,000), was paid or payable to GDH Limited and certain of its subsidiaries as shareholders of GH Holdings. The distribution is in accordance with their respective interests in GH Holdings.

(xv) A bank loan of GD Tannery amounting to HK$24,400,000 as at 31 December 2002 (2001 : Nil) was secured by certain bank deposits of GDH Limited at nil consideration.

Notes to Financial Statements (continued)

31 December 2002

52. CONNECTED TRANSACTIONS

In addition to the disclosures set out in notes 19, 45(b), 51(ii), 51(iii), 51(iv), 51(v), 51(vii), 51(ix), 51(x), 51(xii) and 51(xiv) above, the other connected transactions disclosed in accordance with Chapter 14 of the Listing Rules are as follows:

(a) The GD Brewery group made advances to Shenzhen Kingway Brewery Co., Ltd. ("SKB") and Shenzhen Kingway Brewing Co., Ltd. ("SBL"), 95% and 87% owned subsidiaries of GD Brewery, respectively, to finance the construction of plants and purchases of machinery and equipment for their brewing operations.

At the balance sheet date, the amount due from SKB to the GD Brewery group amounted to HK$178,721,000 (2001: HK$212,570,000). Included in the amount due from SKB to the GD Brewery group is an unsecured loan of HK$56,063,000 (2001: HK$89,860,000) which bears interest at six-month LIBOR plus 0.75% per annum and is repayable within five years from the balance sheet date. The remaining balance of HK$122,658,000 (2001: 122,710,000) is unsecured, interest-free and is not repayable within one year from the balance sheet date.

At the balance sheet date, the amount due from SBL to the GD Brewery group amounted to HK$315,227,000 (2001: HK$340,361,000). Included in the amounts due from SBL to the GD Brewery group are unsecured loans of HK$168,566,000 (2001: HK$193,636,000) which bear interest at six months' LIBOR plus 0.75% per annum and are repayable within five years (2001: of which HK$50,136,000 was repayable within one year and the remaining balance of HK$143,500,000 was repayable within five years from the balance sheet date). The remaining balance of HK$146,661,000 (2001: HK$146,725,000) is unsecured, interest-free and is not repayable within one year.

(b) At the balance sheet date, outstanding advances of RMB58,000,000 and HK$917,000 (2001: HK$917,000) were made by the Company to 廣東天貿(集團)股份有限公司 (Guang Dong Teem (Holdings) Ltd.) ("GD Teem"), a 62.77% owned subsidiary, to finance GD Teem's working capital. Included in the amount due from GD Teem to the Company was an unsecured loan of RMB38,000,000 (2001: Nil) which bore interest at 3.8% per annum and was repaid subsequent to the balance sheet date. The remaining balance is unsecured, interest-free and has no fixed terms of repayment.

Notes to Financial Statements (continued)

31 December 2002

52. CONNECTED TRANSACTIONS (continued)

(c) At the balance sheet date, outstanding advances of HK$1,359,000 (2001: HK$1,200,000) were made by the Company to Honour Million Industries Limited ("HMI"), a 83.6% owned subsidiary, to finance HMI's working capital. Included in the amount due from HMI to the Company is an unsecured loan of HK$1,066,000 (2001: HK$1,066,000) which bears interest at 1.8% above LIBOR per annum and is repayable in accordance with the terms contained in certain bank debt restructuring agreement. The remaining balance of HK$293,000 (2001: HK$134,000) is unsecured, interest-free and has no fixed terms of repayment.

(d) At the balance sheet date, outstanding advances of HK$34,354,000 (2001: HK$18,058,000) were made by the Company to Prospect Top Developments Limited ("PTD"), a 51% owned subsidiary, to finance PTD's working capital. Included in the amounts due from PTD to the Company are unsecured loans of HK$32,865,000 (2001: HK$17,576,000), which bear interest at 1.8% (2001: 2%) above LIBOR per annum and are repayable in accordance with the terms contained in the bank debt restructuring agreement of PTD. The remaining balance of HK$1,489,000 (2001: HK$482,000) is unsecured, interest-free and has no fixed terms of repayment.

(e) Advances were made by the Group to finance the working capital of Ningbo Malting Co., Ltd. ("NBM"), a 51% owned subsidiary of PTD. The outstanding balance of the advances amounted to HK$203,427,000 (2001: HK$301,905,000) at the balance sheet date. Included in the loans to NBM are unsecured loans of HK$110,224,000 (2001: HK$130,580,000) which are repayable in March 2008 and bore interest at 4% per annum up to September 2002 and, thereafter, the applicable interest rate is the average of bank lending rate and deposit rate in Mainland China. The remaining balance is unsecured, interest-free and has no fixed terms of repayment.

(f) At the balance sheet date, outstanding advances of HK$219,567,000 (2001: HK$208,778,000) were made by the Company to Nan Fang Holdings to finance its working capital. Included in the amount due from Nan Fang Holdings is an unsecured loan of HK$81,184,000 (2001: HK$81,184,000) which bears interest at 9% per annum and is repayable on demand. The remaining balance of HK$138,383,000 (2001: HK$127,594,000) is unsecured, interest-free and has no fixed terms of repayment.

(g) At the balance sheet date, outstanding advances of RMB49,000,000 were made by the Company to GD Tannery to finance its working capital. The loans are unsecured, bear interest at 3.8% per annum and are repayable within one year.

Notes to Financial Statements (continued)

31 December 2002

52. CONNECTED TRANSACTIONS (continued)

(h) The Group made advances to Guang Dong Nanhua Cement Limited, a 70% owned subsidiary of GCM, to finance its expansion projects. At the balance sheet date, the outstanding loan balance amounted to HK$364,344,000 (2001: HK$364,344,000) was unsecured, bore interest at the bank lending rate prevailing in Mainland China and had no fixed terms of repayment. Full provision was made in the prior years.

(i) The Company made an advance to Zhongshan Power (Hong Kong) Limited ("ZPHK"), a 95% owned subsidiary of the Company, to finance its investment in a power plant project. At the balance sheet date, the outstanding balance of HK$162,620,000 (2001: HK$162,600,000) was unsecured, interest-free and had no fixed terms of repayment. In 2001, the Company and a minority shareholder of ZPHK entered into a conditional agreement in respect of the Company's disposal of its entire interest in ZPHK. Pursuant to the agreement, ZPHK's amount due to the Company will be assigned to a minority shareholder of ZPHK as this forms part of the terms and conditions for the disposal of the Company's interest in ZPHK, details of which are set out in note 48(f). The transaction has not yet been completed at the date of this report.

(j) The Company's wholly-owned subsidiary made a loan to Zhongshan Power Plant, a contractual joint venture of ZPHK, to finance its expansion of the power plant project. At the balance sheet date, the outstanding balance, amounted to US$17,500,000 (2001: US$17,500,000) was secured, bore interest at 14.25% per annum and was repayable by 10 equal annual instalments commencing from April 1998. As a condition precedent for the disposal of the Company's interest in ZPHK, details of which are set out in note 48(f), the aforesaid indebtedness of the Zhongshan Power Plant due to the Group will be repaid in full together with interest.

While the balance of US$17,500,000 was fully repaid in January 2003, the outstanding loan interest thereof has not yet been settled at the date of this report.

(k) The Company executed certain guarantees for banking facilities granted to certain of its non wholly-owned subsidiaries for their operations and expansion projects. The tenures of the guarantees range from one to three years from the respective dates of granting. At the balance sheet date, details of the guarantees were as follows:

(i) HK$70,904,000 (2001: HK$98,742,000) for banking facilities granted to and utilised by Guangdong Parking Limited, a 60% owned subsidiary of the Group;

(ii) HK$32,291,000 (2001: HK$45,722,000) for banking facilities granted to and utilised by PTD.

At the date of this report, the latter guarantee has been released.

Notes to Financial Statements (continued)

31 December 2002

52. CONNECTED TRANSACTIONS (continued)

(l) In 2001, 深圳粵海酒店企業有限公司 (Shenzhen Guangdong Hotel Enterprise Ltd.) ("Shenzhen Hotel"), a 99% owned subsidiary of the Company, pursuant to an entrusted loan agreement, advanced an unsecured loan of RMB23,000,000 to GD Teem to finance its working capital. Such loan which bore interest at 4% per annum was matured in April 2002. Upon maturity, the loan was extended to October 2003. At the balance sheet date, the balance of the unsecured loan amounted to RMB23,000,000 and bore interest at 3.8% per annum.

During the year, Shenzhen Hotel, pursuant to an entrusted loan agreement, further advanced an unsecured loan of RMB7,000,000 to GD Teem to finance its working capital. At the balance sheet date, the outstanding balance of such unsecured loan was RMB7,000,000, which bore interest at 3.8% and was fully repaid in April 2003.

(m) In 2001, Tiannan, a 76.92% owned subsidiary of the Group, pursuant to an entrusted loan agreement, advanced an unsecured loan of RMB40,000,000 to GD Teem to finance its working capital. The unsecured loan which bore interest at 4% per annum was matured in April 2002. The loan was then extended to October 2003 and carried interest at 3.8% per annum. The loan amount of RMB10,000,000 was repaid in March 2003.

(n) In January 2002, Shenzhen Hotel, pursuant to an entrusted loan agreement, advanced an unsecured loan of RMB8,000,000 to Nanhai Tannery & Leather Products Co., Ltd ("Nanhai Tannery"), a 71.56% owned subsidiary, to finance its working capital. The unsecured loan to Nanhai Tannery bore interest at 4.2% per annum and was fully repaid during the year.

(o) In April and November 2002, Tiannan, pursuant to entrusted loan agreements, advanced unsecured loans, in an aggregate sum of RMB45,000,000, to GD Teem to finance its working capital. The unsecured loans to GD Teem bore interest at 3.8% per annum. The loan amount of RMB20,000,000 was fully repaid during the year, while the remaining balance is repayable in November 2003.

(p) In February 2002, the Company advanced an unsecured loan of RMB20,000,000 to GD Teem to finance its working capital. The unsecured loan to GD Teem bore interest at 3.8% per annum and was fully repaid in September 2002.

Notes to Financial Statements (continued)

31 December 2002

52. CONNECTED TRANSACTIONS (continued)

(q) In January and April 2002, Yue Hai Hotel, Zhuhai, a wholly-owned subsidiary, pursuant to entrusted loan agreements, advanced unsecured loans of RMB12,000,000 and RMB7,000,000 to Nanhai Tannery and GD Teem, respectively, to finance their working capital.

The loan to GD Teem bore interest at 3.8% per annum and was fully repaid in April 2003.

The loan to Nanhai Tannery bore interest at 4.2% per annum and an amount of RMB2,000,000 was repaid during the year. The balance of RMB10,000,000 was subsequently repaid in January 2003.

(r) Subsequent to the balance sheet date in January and February 2003, Tiannan, pursuant to an entrusted loan agreement, advanced unsecured loans, in an aggregate sum of RMB30,000,000, to GD Teem to finance its working capital. The unsecured loans to GD Teem bore interest at 3.8% per annum. The loan amount of RMB10,000,000 is repayable in January 2004, while the remaining balance is repayable in February 2004.

53. POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the Group had the following significant post balance sheet events:

(a) The Company under the terms of the shareholders agreement of GH Holdings had exercised its first right of refusal in respect of certain GH Holdings shares which certain existing holders wished to transfer. Subsequent to the balance sheet date, the Company further acquired 0.07% interest in GH Holdings at a total consideration of HK$2,879,000. As a result of these acquisitions, the Group increased its holdings in GH Holdings from 82.42% at the balance sheet date to 82.49% and recognised a negative goodwill of HK$1,369,000.

(b) On 28 March 2003, Morefit Limited, an indirect wholly-owned subsidiary of the Company, entered into an agreement with 深圳市寶安區投資管理有限公司("SBA"), a 10% equityholder in each of Shenzhen Kingway Brewing Co., Ltd., Shenzhen Kingway Packaging Co., Ltd. and Shenzhen Kingway Utility Co., Ltd. (collectively the "SK Companies"), to acquire SBA's 10% interest in each of the SK Companies together with the shareholder's loans of the SK Companies due to SBA for a total consideration of RMB75,000,000 in cash. Payment of the consideration will be funded by internal resources of the Group.

After the completion of the acquisition, the Group's interest in each of the SK Companies shall be increased from approximately 62.62% to approximately 69.82%.

Notes to Financial Statements (continued)

31 December 2002

53. POST BALANCE SHEET EVENTS (continued)

The agreement constitutes a connected transaction of each of the Company and GD Brewery under the Listing Rules and is subject to the approval of the shareholders voting at a special general meeting of GD Brewery convened to approve the agreement on the terms specified therein. Further details of which are set out in the joint announcement issued by the Company and GD Brewery dated 28 March 2003.

The acquisition has not been completed up to the date of this report and the Group is unable to estimate the goodwill/negative goodwill arising from this acquisition with reasonable accuracy.

(c) On 9 August 2002, the Group entered into a sale and purchase agreement (the "Agreement") with an independent third party for the disposal of the Group's interest in Central China (Asia) Investment Limited ("Central China"), which has 50% interest in Shandong Huazhong Amber Brewery Co., Ltd. ("Amber Brewery"), for a cash consideration of HK$40 million. During the year, a non-refundable amount of HK$20 million was received by the Group and the equity interest in Central China was transferred to the purchaser in accordance with the Agreement. There was no material gain or loss on disposal for the Group. In accordance with the Agreement, the remaining of HK$20 million should be received on or before 10 March 2003.

In February 2003, a request from the purchaser to extend the payment date of the remaining balance has been raised. To date, the Group are in negotiation with the purchaser for the possible extension of payment date and have not yet come to a conclusion. According to the recent discussions of the contract parties, the remaining balance is expected to be settled on 9 May 2003.

(d) In January 2003, the GD Tannery Group disposed of a property in Hong Kong at a consideration of HK$700,000. No significant gain or loss was resulted in this transaction.

(e) In April 2003, the GD Tannery Group disposed of another property in Hong Kong at a consideration of HK$11,401,000. A gain of HK$401,000 (before expenses) was resulted in this transactions.

(f) In March 2003, a PRC bank agreed to renew a secured bank loan of RMB15,000,000 currently granted to Nanhai Tannery for 6 months. The bank loan is secured by Nanhai Tannery's certain leasehold land and buildings of net book value of HK$36,000,000 (the "Pledged Properties") as at 31 December 2002. Moreover, the PRC bank also granted an additional bank loan of RMB10,000,000 to Nanhai Tannery in March 2003. The new bank loan is also secured by the Pledged Properties.

(g) In December 2002 and January 2003, the Group entered into provisional sale and purchase agreements with independent third parties in respect of disposal of certain of its properties at a total cash consideration of HK$10,220,000. The respective disposal was completed in March and February 2003 and did not result in any significant gain or loss to the Group.

Notes to Financial Statements (continued)

31 December 2002

53. POST BALANCE SHEET EVENTS (continued)

(h) In February 2003, the Group disposed of all its investment properties in Thailand to an independent third party and received a consideration of Baht 70,000,000. The disposal did not cause any significant gain or loss to the Group.

(i) As set out in note 48(f), as at the date of this report, completion of the disposal of the Company's interest in Zhongshan Power Plant has remained outstanding. While the negotiation among the parties in that regard is still in progress, it is considered that it will be in the interest of both the Group and Zhongshan Power Plant for the latter to implement a refinancing of certain of its existing debts. So as to facilitate such refinancing, in January 2003, the Company entered into a guarantee agreement with a bank in Mainland China to secure a fixed term loan of US$18 million borrowed by Zhongshan Power Plant. To better secure the repayment of the bank loan by Zhongshan Power Plant, all its lands, buildings and equipment totalling approximately RMB157.71 million in value (as valued by the bank) are also pledged to the bank by way of security. Further details of the borrowings are set out in note 20 to the financial statements.

(j) In March 2003, the Group entered into an agreement with an independent third party (the "Purchaser") in respect of the disposal of its entire interest in Guangdong Parking Limited ("GD Parking"), a 60% owned subsidiary of the Company, and the assignment of related intercompany debts at a total consideration of HK$1. As at 31 December 2002, portion of GD Parking's bank loan guaranteed by the Company was approximately HK$70.9 million. As an integral part of the transaction, upon completion of the disposal, the Group and the purchaser are to respectively advance to GD Parking, the sum of approximately HK$7.9 million and HK$13 million for use by GD Parking to reduce its outstanding bank loan. At the same time, the Company will be released from all its obligations under its guarantee for the GD Parking's bank loan (the portion of the bank loan after the GD Parking's aforesaid prepayment will be HK$63,000,000).

The transaction has not yet been completed up to the date of this report. There would not result in any significant gain or loss to the Group at the completion date.

(k) In February 2003, the Group entered into a conditional sale and purchase agreement with GDH Limited in respect of the disposal of its entire shareholdings in GD Brewery, GD Tannery, GD Tours, Supertime and GZ Panyu (the "Disposed Businesses") and the assignment of related net intercompany debts owed to the Group by the Disposed Businesses at a total consideration of approximately HK$1.45 billion. The transaction was completed on 31 March 2003 and did not result in any significant gain or loss to the Group at the completion date.

Further details of this connected transaction are set out in the Company's announcements dated 26 February 2003 and 31 March 2003.

Notes to Financial Statements (continued)

31 December 2002

53. POST BALANCE SHEET EVENTS (continued)

(k) (continued)

On completion of the disposal of the Disposed Businesses, the financial position of the Group was improved. A summary of the condensed pro forma adjusted consolidated net assets as at 31 December 2002, based on the audited consolidated net assets of the Group at the same date and adjusted as if the completion of the disposal had taken place at that date, is presented below.

	Audited consolidated net assets HK$'000	Assets and liabilities of the Disposed Businesses* HK$'000	Consideration for the disposal HK$'000	Pro forma adjusted consolidated net assets HK$'000
NON-CURRENT ASSETS				
Fixed assets	9,860,868	1,664,818	—	8,196,050
Investment properties	2,289,280	42,730	—	2,246,550
Interest in associates	423,617	98,853	—	324,764
Interest in a jointly-controlled entity	1,019,064	—	—	1,019,064
Intangible assets	13,628,236	—	—	13,628,236
Others	1,934,276	23,737	—	1,910,539
	29,155,341			27,325,203
CURRENT ASSETS	3,090,825	1,012,074	1,036,190	3,114,941
CURRENT LIABILITIES	(2,696,700)	(658,518)	294,518	(1,743,664)
NET CURRENT ASSETS	394,125			1,371,277
NON-CURRENT LIABILITIES				
Deferred tax	(2,285)	(1,700)	—	(585)
Due to a minority shareholder of subsidiaries	(198,373)	(81,048)	—	(117,325)
Provision for bank loans guaranteed	(358,521)	—	—	(358,521)
Interest-bearing bank and other borrowings	(17,034,079)	(123,308)	120,518	(16,790,253)
	(17,593,258)			(17,266,684)
MINORITY INTERESTS	(2,540,825)	(518,020)	—	(2,022,805)
	(20,134,083)			(19,289,489)
	9,415,383			9,406,991

* Further information of the Disposed Businesses comprising segment information in accordance with SSAP 26 and discontinuing operations in accordance with SSAP 33 is set out in notes 5 and 6 to the financial statements, respectively.

Notes to Financial Statements (continued)

31 December 2002

53. POST BALANCE SHEET EVENTS (continued)

(l) Following the completion of the Disposed Businesses on 31 March 2003, the Company has served a debt prepayment notice on 1 April 2003 to its bank creditors for the full redemption of its then outstanding bank debts under its debt restructuring agreement amounting to HK$2.04 billion. The settlement is scheduled on 2 May 2003 when the Company's debt restructuring scheme is going to be ended.

(m) As an integral part of the Disposed Businesses, the guarantees provided by the Company in respect of certain bank loans of certain Disposed Businesses are required to be released by GDH Limited. Part of such release was completed on 7 April 2003 while the remaining will be completed on 14 April 2003.

54. COMPARATIVE AMOUNTS

As further explained in notes 2 and 46(a) to the financial statements, due to the adoption of certain new and revised SSAPs during the current year, the presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation.

55. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 11 April 2003.

Details of Major Properties held by the Group

DETAILS OF FIXED ASSETS

Property	Lot No.	Category of lease	Use
Water Supply Project's (from Dongguan to Shenzhen) land use rights, reservoirs and related buildings	N/A	Medium term	Water Supply
The Wharney Hotel Hong Kong 57–73 Lockhart Road and 84–88 Jaffe Road Wan Chai Hong Kong	Subsection 1 of Section E and Subsection 2 of Section D of Inland Lot No. 2819, Section F of Inland Lot No. 2818, the remaining portion of Inland Lot No. 2817, Section G of Inland Lot No. 2818 and the remaining portion of Section D of Inland Lot No. 2817	Long term	Hotel
Guangdong Hotel, Hong Kong 18 Prat Avenue Tsimshatsui Kowloon	Kowloon Inland Lot Nos. 8340, 8341, 8550, 8748 and 8915	Medium term	Hotel
Guangdong Hotel (Shenzhen) Shennan East Road Luohu District Shenzhen Guangdong Province the People's Republic of China	N/A	Medium term	Hotel

Details of Major Properties held by the Group (continued)

DETAILS OF FIXED ASSETS (continued)

Property	Lot No.	Category of lease	Use
The Guangdong Hotel, ZhuHai No. 1145 Yuehai Road East Gongbei, Zhuhai Guangdong Province the People's Republic of China	N/A	Medium term	Hotel, offices and serviced apartments
Factory of Guangzhou Malting Company Limited Chuang-Ye Road Guangzhou Economic & Technical Development Zone Mainland China	N/A	Medium term	Factory
Factory of Guangdong Tannery Limited Luocun Town Nanhai City Guangdong Province Mainland China	N/A	Medium term	Factory
1 Bu Xin Lu and Dong Chang Lu Lu Wu District Shenzhen Mainland China	N/A	Medium term	Factory
曲江縣烏石鎮韶關發電D廠	N/A	Medium term	Factory

Details of Major Properties held by the Group (continued)

DETAILS OF FIXED ASSETS (continued)

Property	Lot No.	Category of lease	Use
20/F, 27/F–30/F Guangdong Tours Centre 18 Pennington Street Causeway Bay Hong Kong	1,690/10,950th shares of and in the remaining portion of Section G of Inland Lot No. 955, Subsection 1 of Section 1 of Inland Lot No. 955, the remaining portion of Section E of Inland Lot No. 955, Subsection 2 of Section C of Inland Lot No. 955 and the remaining portion of Section C of Inland Lot No. 955	Long term	Office
Shops in the Basement and Ground Floor and Office on the First Floor Hanley House 776–778 Nathan Road Kowloon	400/1,000 Kowloon Inland Lot No. 10621	Long term	Office

Details of Major Properties held by the Group (continued)

DETAILS OF FIXED ASSETS (continued)

Property	Lot No.	Category of lease	Use
Flat Roof of 2/F., 9/F., Unit A & B2 of 11/F., 16th Floor Unit A1 on 18th Floor Unit A on 19th Floor Unit B on 20th Floor 26–30th Floor Guangdong Investment Tower, 148 Connaught Road Central Hong Kong	219,856 over 1,360,292 shares of Marine Lot No. 332, Marine Lot No. 333, Section A and the remaining portion of Marine Lot No. 334, Marine Lot No. 335. Section A and the remaining portion of Marine Lot No. 336, Inland Lot No. 2142 and Inland Lot No. 2143	Long term	Office
Bu Xin Garden Area B Bu Xin Lu, Lu Wu District Shenzhen Mainland China	N/A	Medium term	Staff quarter
Xin Cheng 70 Qu Bao An District Shenzhen Mainland China	N/A	Medium term	Factory

Details of Major Properties held by the Group (continued)

DETAILS OF PROPERTIES UNDER DEVELOPMENT

Description	Interest in property attributable to the Group	Approximate gross floor area in square metre	Existing use	Expected completion date	Stage of completion
蘇州喬司空巷 地塊編號6、7及9	100%	2,200 (Site area)	Land use for community service	N/A	N/A
Cao Yang Cun, Dan Shui Town Hui Yang County Guangdong Province Mainland China	80%	104,200 (Site area)	Land bank	N/A	N/A

Details of Major Properties held by the Group (continued)

DETAILS OF INVESTMENT PROPERTIES

Description	Interest in property attributable to the Group	Category of lease	Existing use
Units 901, 905–08, 1101, 1108, 10th Floor, 17th Floor 19th Floor-22th Floor Yuehai Group Building 555 Dong Fung Road Guangzhou Guangdong Province Mainland China	100%	Medium term	Commercial
18/F, Yuehai Group Building 555 Dong Fung Road Guangzhou Guangdong Province Mainland China	71.56%	Medium term	Commercial
Teem Centre, No. 208 Tianhe Road, Tianhe District, Guangzhou, Guangdong Province, The People's Republic of China	62.77%	Medium term	Commercial and shopping mall
Ground Floor, 1st Floor, 5–8th Floor, 10th Floor, 12th Floor, Unit B on 19th Floor 22–23rd Floor and 25 Floor, Guangdong Investment Tower 148 Connaught Road Central Hong Kong	100%	Long term	Commercial

Details of Major Properties held by the Group (continued)

DETAILS OF INVESTMENT PROPERTIES (continued)

Description	Interest in property attributable to the Group	Category of lease	Existing use
Units A2 and B on 18th Floor Guangdong Investment Tower 148 Connaught Road Central Hong Kong	51%	Long term	Commercial
4th Floor-12th Floor and 14th Floor SV City, Tower 1, Rama III Road, Chong Nonsi Subdistrict Yannawa District, Bangkok Metropolis, Thailand	100%	Freehold	Commercial
Various parking spaces of Provident Centre 21–53 Wharf Road North Point Hong Kong	60%	Long term	Carpark
Ground Floor, 1st-4th Floor, Guangzhou Exchange Square, Junction of Dongfeng Central Road, Jiefang North Road and Lianxin Road, Yuexiu District, Guangzhou, Mainland China	56.34%	Medium term	Shopping mall
Unit 1506–07 15th Floor, Tower I Silvercord, 30 Canton Road Tsimshatsui Kowloon	71.56%	Long term	Commercial

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the "Meeting") of Guangdong Investment Limited (the "Company") will be held at Galleria, 3rd Floor, The Wharney Hotel Hong Kong, 57–73 Lockhart Road, Wanchai, Hong Kong on Thursday, 19 June 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited Consolidated Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2002.

2. To re-elect retiring Directors.

3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

4. As Special Business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

Ordinary Resolution

"**THAT**:

(a) subject to the other provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (d) of this Resolution) of all the powers of the Company to issue, allot and deal with additional ordinary shares in the capital of the Company of HK$0.50 each (the "Ordinary Shares") or options, warrants or instruments carrying similar rights to subscribe for any Ordinary Shares or securities convertible into Ordinary Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval given under paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this Resolution), (ii) the exercise of the subscription or conversion rights attaching to any warrants, preference shares, any convertible bonds or other securities issued by the Company which are convertible into Ordinary Shares of the Company, (iii) the exercise of options granted by the Company under any option scheme or similar arrangement for the time being adopted for the grant to officers and/or employees of the Company and/or any of its subsidiaries and other eligible person (if any) of rights to acquire Ordinary Shares, or (iv) any scrip

Notice of Annual General Meeting (continued)

dividend or similar arrangement providing for the allotment of Ordinary Shares in lieu of the whole or part of a dividend on the Ordinary Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting;

and,

"Rights Issue" means an offer of Ordinary Shares open for a period fixed by the Company (or by the Directors of the Company) to holders of Ordinary Shares on the Register of Members (Ordinary Shares) of the Company on a fixed record date in proportion to their then holdings of such Ordinary Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

By order of the Board
HO LAM Lai Ping, Theresa
Company Secretary

Hong Kong, 11 April 2003

Registered Office:
27th – 29th Floors
Guangdong Investment Tower
148 Connaught Road Central
Hong Kong

Notice of Annual General Meeting (continued)

Notes:

(i) A member entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(ii) In order to be valid, the form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the office of the Company's registrar and transfer office for Ordinary Shares, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof. The appointment of a proxy will not prevent a member from subsequently attending and voting at the Meeting or any adjourned meeting should he so wish. If a member who has lodged a form of proxy attends the Meeting, his form of proxy will be deemed to have been revoked.

(iii) The Register of Members (Ordinary Shares) of the Company will be closed from Tuesday, 17 June 2003, to Thursday, 19 June 2003, both days inclusive, during such period no transfers of Ordinary Shares will be effected. In order to determine the identity of the members (Ordinary Shares) who are entitled to attend and vote at the Meeting, all transfer documents accompanied by the relevant share certificates must be lodged at the office of the Company's registrar and transfer office for Ordinary Shares, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 16 June 2003.

(iv) In the case of joint holders of any Ordinary Shares, only that one of the joint holders whose name stands senior in the Register of Members (Ordinary Shares) of the Company, is entitled to vote, whether in person or by proxy, to the exclusion of the votes of the other joint holders.

(v) A form of proxy for the Meeting is enclosed in the 2002 annual report of the Company.

(vi) In relation to Resolution no. 4, approval is being sought from members for a general mandate to authorise the allotment of Ordinary Shares. The Directors of the Company wish to confirm that they have no immediate plans to issue any new Ordinary Shares pursuant to the general mandate so given.